As filed with the Securities and Exchange Commission on August 31, 2007

File No. 0-52734

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES

OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)

OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

NGA HOLDCO, LLC

(Name of Small Business Issuer in Its Charter)

NEVADA	20-8349236
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

21 WATERWAY AVENUE SUITE 150 THE WOODLANDS, TX	77380
(Address of Principal Executive Offices)	(Zip Code)

Issuer’s Telephone Number: 713 559-7400

Copies of correspondence to:

Thomas R. Reeg c/o NGA HoldCo, LLC 21 Waterway Avenue Suite 150 The Woodlands, TX 77380	Howell J. Reeves, Esq. Wolf Block Schorr and Solis-Cohen LLP 1650 Arch Street 22nd Floor Philadelphia, PA 19103

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
NOT APPLICABLE	NOT APPLICABLE

SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:

CLASS A UNITS

(Title of Class)

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FORWARD LOOKING STATEMENTS MAY PROVE INACCURATE

CERTAIN STATEMENTS IN THIS REGISTRATION STATEMENT CONTAIN OR MAY CONTAIN INFORMATION THAT IS FORWARD-LOOKING. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS AND WILL BE AFFECTED BY A VARIETY OF RISKS AND FACTORS INCLUDING BUT NOT LIMITED TO THE FOLLOWING: THE INABILITY OF REGULATED ENTITIES AND CERTAIN MANAGERS, OFFICERS, KEY EMPLOYEES AND OTHER AFFILIATES OF THE COMPANY TO OBTAIN GAMING LICENSES OR PERMITS IN JURISDICTIONS WHERE THE CURRENT OR PLANNED BUSINESS OF THE COMPANY OR AN ENTITY IN WHICH THE COMPANY INVESTS REQUIRES SUCH LICENSES OR PERMITS; THE LIMITATION, CONDITIONING, REVOCATION OR SUSPENSION OF ANY SUCH GAMING LICENSES OR PERMITS; A FINDING OF UNSUITABILITY OR DENIAL OF LICENSES OR PERMITS BY REGULATORY AUTHORITIES WITH RESPECT TO ANY MANAGER, OFFICER, OR KEY EMPLOYEE REQUIRED TO BE FOUND SUITABLE; LOSS OR RETIREMENT OF MANAGERS, OFFICERS OR KEY EMPLOYEES; INCREASED COMPETITION IN EXISTING MARKETS OR THE OPENING OF NEW GAMING JURISDICTIONS (INCLUDING ON NATIVE AMERICAN LANDS); THE INABILITY TO MAINTAIN AND IMPROVE EXISTING GAMING FACILITIES; THE INABILITY TO CONSUMMATE PLANNED ACQUISITIONS OF GAMING OPPORTUNITIES; THE COSTS AND DELAYS ASSOCIATED WITH CONSTRUCTING AND OPENING NEW GAMING FACILITIES; THE INABILITY TO RETAIN KEY LEASES; A DECLINE IN THE PUBLIC ACCEPTANCE OR POPULARITY OF GAMING; INCREASES IN OR NEW TAXES OR FEES IMPOSED ON GAMING REVENUES OR GAMING DEVICES; SIGNIFICANT INCREASES IN FUEL OR TRANSPORTATION PRICES; ADVERSE ECONOMIC CONDITIONS IN KEY MARKETS; AND SEVERE OR UNUSUAL WEATHER IN SUCH KEY MARKETS. IN ADDITION, ANY FINANCINGS CONSUMMATED BY ELDORADO RESORTS, LLC (“RESORTS”), THE ENTITY IN WHICH THE COMPANY IS MAKING AN EQUITY INVESTMENT, OR ITS SUBSIDIARIES MAY SUBSTANTIALLY INCREASE THE LEVERAGE AND OTHER FIXED CHARGE OBLIGATIONS OF THOSE ENTITIES. THE LEVEL OF INDEBTEDNESS AND OTHER FIXED CHARGE OBLIGATIONS OF RESORTS AND ITS SUBSIDIARIES COULD HAVE IMPORTANT CONSEQUENCES, INCLUDING BUT NOT LIMITED TO THE FOLLOWING: (1) A SUBSTANTIAL PORTION OF RESORTS’ AND ITS SUBSIDIARIES’ CASH FLOW FROM OPERATIONS COULD BE DEDICATED TO DEBT SERVICE AND OTHER FIXED CHARGE OBLIGATIONS AND THUS NOT BE AVAILABLE FOR OTHER PURPOSES; (2) RESORTS’ AND ITS SUBSIDIARIES’ ABILITY TO OBTAIN ADDITIONAL FINANCING IN THE FUTURE FOR WORKING CAPITAL, CAPITAL EXPENDITURES OR ACQUISITIONS MAY BE LIMITED; AND (3) RESORTS’ AND ITS SUBSIDIARIES’ LEVEL OF INDEBTEDNESS COULD LIMIT THEIR FLEXIBILITY IN REACTING TO CHANGES IN THE GAMING INDUSTRY, THEIR RESPECTIVE JURISDICTIONS AND ECONOMIC CONDITIONS GENERALLY. READERS SHOULD CAREFULLY REVIEW THIS REGISTRATION STATEMENT IN ITS ENTIRETY, INCLUDING BUT NOT LIMITED TO THE COMPANY’S AND RESORTS’ RESPECTIVE FINANCIAL STATEMENTS AND THE NOTES THERETO.

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Part I

ITEM 1.	DESCRIPTION OF BUSINESS.

THE COMPANY

Overview of the Company

NGA HoldCo, LLC, a Nevada limited liability company (the “Company”), was formed on January 8, 2007 by the filing of its articles of organization with the office of the Secretary of State of the State of Nevada. The Company was formed at the direction of Newport Global Opportunities Fund LP, a Delaware limited partnership (the “Newport Fund”), and an affiliate of Newport Global Advisors LP, a Delaware limited partnership (“Newport”). The Company was formed for the primary purpose of holding equity, directly or indirectly through affiliates, in one or more entities related to the gaming industry. The Company has two wholly owned subsidiaries, NGA Blocker, LLC, a Nevada limited liability company (“Blocker”), and AcquisitionCo, LLC, a Nevada limited liability company (“AcquisitionCo”), each of which was formed on January 8, 2007.

The Company has had no revenue generating business since inception. Its current business plan consists of its pending acquisition, through a wholly owned subsidiary, of a 17.0359% equity interest in Eldorado Resorts, LLC, a Nevada limited liability company (“Resorts”). The 17.0359% interest to be acquired includes the following:

•	a new 14.47% interest that will be acquired directly from Resorts, and

•

a currently outstanding 3% interest (that, as a result of the issuance of the new 14.47% interest, will be reduced to a 2.5659% interest) that will be acquired from Donald L. Carano (“Carano”), the presiding member of Resorts’ Board of Managers and the Chief Executive Officer of Resorts.

Upon completion of the transaction, the other 82.9641% interest will be owned by current members of Resorts, including Carano or member of his family who will own directly or indirectly approximately 51% of Resorts. For additional information concerning the ownership of the 82.9641% interest, see the footnote to the diagram on page 5.

Resorts was formed in 1996 and became the successor to a predecessor partnership that constructed the original Eldorado Hotel and Casino in Reno, Nevada (as subsequently expanded, the “Eldorado-Reno”) which opened for business in 1973. Resorts owns and operates the Eldorado-Reno. Through two wholly owned subsidiaries, Resorts also owns a 76.4% interest in, and operates pursuant to a management agreement, the Eldorado Shreveport Hotel and Casino in Shreveport, Louisiana (the “Eldorado-Shreveport”). Eldorado Limited Liability Company (“ELLC”), a Nevada limited liability company 96.1858% owned by Resorts, is a 50% joint venture partner in a general partnership that owns and operates the Silver Legacy Resort Casino (“Silver Legacy”), a hotel and casino property adjacent to Eldorado-Reno. Resorts also owns a 21.25% interest in Tamarack Junction, a small casino in south Reno. For the year ended December 31, 2006, Resorts had net revenue of $281.1 million and net income of $7 million compared with net revenues of $191.0 million and a net loss of $2.2 million for the year ended of December 31, 2005. For the six months ended June 30, 2007, Resorts had net revenues of $140.1 million and net income of $1.3 million as compared with net revenues of $133.9 million and a net loss of $1.0 million for the six months ended June 30, 2006.

Other than the pending acquisition of an equity interest in Resorts, and any indirect interest it may subsequently hold in another entity by virtue of its equity interest in Resorts, the Company has no current plans to acquire, directly or indirectly through affiliates, an equity interest in another entity.

Formed in 2005, Newport is a Texas-based investment management firm with approximately $500 million in assets committed to pursuing alternative fixed income strategies. The firm concentrates primarily on the stressed and distressed opportunities within the high yield debt and bank loan markets but may also include the acquisition and disposition of other types of corporate securities and claims. Newport has 10 employees, with its primary office in The Woodlands, TX. Newport’s principals include Timothy T. Janszen, CEO, Thomas R. Reeg, Senior Managing Director, Ryan Langdon, Senior Managing Director, and Roger A. May, Senior Managing Director. Collectively, the principals have over 50 years of experience investing in the high yield and distressed debt markets. Newport is registered with the Securities and Exchange Commission as an investment adviser under the Investment Advisers Act of 1940, as amended. Newport is investment manager of the Newport Fund, a private investment fund which seeks attractive long-term risk adjusted returns by capitalizing on investments in the distressed debt markets and in some instances, ultimately making control-oriented investments. The Newport Fund began investing in 2006.

Ownership of the Company

        The Company currently has one issued and outstanding Class A Unit, representing all of its voting equity, which is held by NGA VoteCo, LLC, a Nevada limited liability company (“VoteCo”). All of the Company’s 9,999 issued and outstanding Class B Units, representing all of its non-voting equity, are held by NGA No VoteCo, LLC, a Nevada limited liability company (“InvestCo”). VoteCo is owned by Thomas R. Reeg, Timothy T. Janszen and Ryan Langdon, each of whom owns a 30% interest, and Roger A. May, who owns a 10% interest. We refer to Messrs. Reeg, Janszen, Langdon and May collectively as the “VoteCo Equityholders”. InvestCo is owned by the Newport Fund, which holds all of InvestCo’s issued and outstanding voting securities. At present, the Company has no plans to issue any additional Class A Units or Class B Units.

The VoteCo Equityholders, through VoteCo, control all matters of the Company that are subject to the vote of members, including the appointment and removal of managers. Each of the VoteCo Equityholders is a member of the Company’s board of managers, and Mr. Reeg is the Company’s operating manager who has responsibility for the day-to-day management of the Company. The Class B Units issued to InvestCo allow it and its investors to invest in the Company without having any voting power or power to control the operations or affairs of the Company, except as otherwise required by law. If InvestCo and its investors had any of the power to control the operations or affairs of the Company afforded to holders of the Class A Units, they and their respective constituent equityholders would generally be required, in connection with the Company’s investment in Resorts, to be licensed or found suitable under the gaming laws and regulations of the State of Nevada as well as various local regulations in that state. In connection with the formation of the Company, VoteCo and InvestCo have executed an Operating Agreement for the Company and an amendment thereto( collectively, the “Company Operating Agreement”), copies of which are included as exhibits to this registration statement. For a description of certain material provisions of the Company LLC Agreement, see “Item 8. Description of Securities,” below.

VoteCo, InvestCo, the Company and each of the Company’s two wholly owned subsidiaries, Blocker and AcquisitionCo, are managed by Thomas R. Reeg, the operating manager of each entity. The Company, Blocker and AcquisitionCo, as well as Resorts, are all limited liability companies. Consequently, absent an election by one or more of those entities to be treated for Federal income tax purposes as a corporation, the Company’s investors would be required to report as income for Federal tax purposes their allocable shares of Resorts’ income. However, Blocker has elected to be taxed as a corporation. Because of that election, Blocker is a separately taxed, non-flow through entity that will be taxed on the income of its 100% owned subsidiary, AcquisitionCo, including AcquisitionCo’s allocable share of Resorts’ income subsequent to the consummation of the Resorts transaction, rather than the Company’s investors. To the extent that Blocker distributes its net income to the Company, the members of the Company will be responsible for Federal and any applicable state income taxes on their allocable shares of those distributions as well as their allocable shares of any income generated by the Company itself.

The Resorts Transaction

The Company’s pending acquisition of a 17.0359% interest in Resorts is pursuant to the terms and conditions of an Amended and Restarted Purchase Agreement, dated as of July 20, 2007 (the “Purchase Agreement”), a copy of which is included as an exhibit to this registration statement. The parties to the Purchase Agreement are Resorts, AcquisitionCo, which is the subsidiary through which the Company will acquire its interest in Resorts, and Carano, the presiding member of Resorts’ Board of Managers and the Chief Executive Officer of Resorts from whom a portion of the 17.0359% interest will be acquired. Upon completion of the transaction, the Company will own indirectly through its subsidiaries 17.0359% of Resorts and Carano or members of his family will own directly or indirectly approximately 51% of Resorts and Carano will continue in his current roles in the management of Resorts.

Closing of the Resorts Transaction

The closing of the Resorts transaction will occur upon the satisfaction or waiver of certain conditions to the obligations of the parties under the Purchase Agreement, including the receipt of all necessary approvals from the relevant Nevada and Louisiana gaming authorities. The Company expects the closing to occur prior to December 31, 2007. For more information regarding the approvals required from the Nevada and Louisiana gaming authorities, see “Nevada Regulation and Licensing” and “Louisiana Regulation and Licensing” below.

At closing, the Company, through its subsidiaries, will acquire a 17.0359% equity interest in Resorts, including a 14.47% new membership interest to be acquired directly from Resorts and a currently outstanding 3% membership interest (that, as a result of the issuance of the new membership interest, will be reduced to a 2.5659% interest) to be acquired from Carano. Subject to the closing adjustment described below, in consideration for its equity interest, AcquisitionCo will

•

transfer to Resorts, free and clear of any liens, ownership of $31,133,250 original principal amount of First Mortgage Bonds due 2012 co-issued by Eldorado Casino Shreveport Joint Venture, a Louisiana general partnership that owns Eldorado-Shreveport (the “Louisiana Partnership”), and Shreveport Capital Corporation, a wholly owned subsidiary of the Louisiana Partnership (the “Shreveport Bonds”) together with the right to all interest paid with respect thereto after the closing date, and

•

transfer to Carano, free and clear of any liens, $6,912,113 original principal amount of Shreveport Bonds together with the right to all interest paid with respect thereto after the closing date and a stock equity interest representing a capital contribution amount of $286,889 issued by Shreveport Gaming Holdings, Inc., a limited partner of the Louisiana Partnership that is not affiliated with Resorts or the Company.

At closing, Resorts and Carano are obligated to pay AcquisitionCo in cash the respective amounts, if any, of interest on the respective amounts of Shreveport Bonds to be received by them at closing that is accrued and unpaid through the date of closing. At their respective elections, Resorts and Carano each may, in lieu of the cash amount otherwise payable to AcquisitionCo, elect to reduce the amount of Shreveport Bonds otherwise deliverable by AcquisitionCo by an original principal amount that, when added to the accrued and unpaid interest through the date of closing on the Shreveport Bonds not being delivered equals the cash amount otherwise payable to AcquisitionCo.

The terms of the Purchase Agreement entitle Resorts, prior to or immediately following the Company’s acquisition of its interest in Resorts, to make a distribution of up to $10 million to the members of Resorts other than Acquisition Co. On July 25, 2007, Resorts made a $10 million distribution to its current members in accordance with these terms of the Purchase Agreement. The distribution was funded through borrowings under Resorts’ existing credit facility.

The diagram below depicts, in bold type, the general ownership of the entities related to the Company and its subsidiaries both prior to and immediately following the closing of the Resorts transaction. The diagram below also depicts the ownership of the entities related to Resorts immediately following the closing of the Resorts transaction.

Thomas R. Reeg
30%
Timothy T. Janszen
30%
Ryan Langdon
30%
Roger A. May
10%
InvestCo Investors
100%
NGA VoteCo, LLC ("VoteCo")
NGA No VoteCo LLC ("InvestCo.")
100% voting
100% non-voting
NGA HoldCo, LLC ("the "Company")
100%
NGA Blocker, LLC ("Blocker")
100%
NGA AcquisitionCo, LLC ("AcquisitionCo")
17.0359%
Existing Eldorado Members*
82.9641%
Eldorado Resorts LLC ("Resorts") d/b/a Eldorado Hotel Casino ("Eldorado-Reno")
100%
21.25%
96.1858%
100%
100%
Eldorado Capital Corp. ("Eldorado Capital")
Tamarack Crossing LLC d/b/a Tamarack Junction Casino ("Tamarack Junction")
Eldorado Limited Liability Company ("ELLC")
Eldorado Shreveport #1, LLC ("ES#1")
Eldorado Shreveport #2, LLC ("ES#2")
50%
75.4%
1%
Circus and Eldorado Joint Venture d/b/a Silver Legacy Resort ("Silver Legacy")
Eldorado Shreveport Joint Venture d/b/a Eldorado Shreveport Hotel and Casino ("Eldorado-Shreveport")
100%
100%
Silver Legacy Capital Corp.
Shreveport Capital Corp.

*	Includes Recreational Enterprises, Inc. (47.0415%), Hotel Casino Realty Investments, Inc. (5.1318%), Hotel Casino Management, Inc. (24.8037%), Ludwig J. Corrao (4.2765%), Gary Carano S Corp Trust (0.3421%), Glenn Carano S Corp Trust (0.3421%), Gene Carano S Corp Trust (0.3421%), Gregg Carano S Corp Trust (0.3421%) and Cindy Carano S Corp Trust (0.3421%).

Put and Call Rights

At the time of closing under the Purchase Agreement, AcquisitionCo and the current members of Resorts will enter into an amendment and restatement of Resorts’ current operating agreement, a form of which is included as an exhibit to this registration statement (the “Resorts Operating Agreement”). Under the terms of the Resorts Operating Agreement, at any time after the occurrence of a “Material Event” (as defined) or at any time after June 14, 2015 (the “Trigger Date”) AcquisitionCo or its permitted assignee(s) (the “Interest Holder”) will have the right to sell (“Put”) all but not less than all the new 14.47% interest acquired from Resorts to Resorts, and Resorts will have the right to purchase (“Call”) all but not less than all of the entire 17.0359% interest acquired by AcquisitionCo, at a price equal to the fair market value of the interest without discounts for minority ownership and lack of marketability, as determined by mutual agreement of the Interest Holder and Resorts. In the event that after 30 days the Interest Holder and Resorts have not mutually agreed on a purchase price, the purchase price will be determined by the average of two appraisals by nationally recognized appraisers of private companies, provided the two appraisals are within a 5% range of value based upon the lowest of the two appraisals. If the two appraisals are not within the 5% range, the purchase price will be determined by the average of a third mutually acceptable, independent, nationally recognized appraiser of private companies and the next nearest of the first two appraisals unless the third appraisal is at the mid-point of the first two appraisals, in which event the third appraisal will be used to established the fair market value. So long as a Material Event that entitles the Interest Holder to exercise its Put right has not occurred, AcquisitionCo will have the right to unilaterally extend the Trigger Date for up to two one-year extension periods. Upon exercise of either the Call or the Put, the Resorts Operating Agreement will provide that the transaction close within one year of the exercise of the right unless delayed for necessary approvals from applicable gaming authorities.

As defined in the Resorts Operating Agreement, a “Material Event” for the purpose of allowing Resorts to exercise the right to Call the 17.0359% interest means the loss, forfeiture, surrender or termination of a material license or finding of unsuitability issued by one or more of the applicable gaming authorities with respect to Thomas R. Reeg, AcquisitionCo or any transferee of AcquisitionCo or any affiliate of AcquisitionCo. If a Material Event occurs that permits Resorts to exercise its Call right prior to the Trigger Date, the Interest Holder will be obligated to provide carry back financing to Resorts on terms and conditions reasonably acceptable to Resorts. If a Call is required or ordered by any applicable gaming authority, the Call will be on the terms provided for in the Resorts Operating Agreement, unless other terms are required by any of the applicable gaming authorities, in which event the Call will be on those terms.

As defined in the Resorts Operating Agreement, a “Material Event” for the purpose of allowing the Interest Holder to exercise the right to Put the 14.43% interest to Resorts means the loss, forfeiture, surrender or termination of a material license or finding of unsuitability by any applicable gaming authority with respect to Resorts, any affiliate of Resorts (other than AcquisitionCo or its affiliates), including, but not limited to, the Eldorado-Reno, the Eldorado-Shreveport and Silver Legacy.

At the time of closing under the Purchase Agreement, Resorts, AcquisitionCo and Carano will enter into a separate put-call agreement, a form of which is included as an exhibit to this registration statement (the “Put-Call Agreement”). Under the terms of the Put-Call Agreement, the Interest Holder will be entitled, if it exercises its Put right under the Resorts Operating Agreement, to require Carano to purchase from it the portion of the 17.0359% interest acquired by AcquisitionCo from Carano. In that event, the purchase price payable by Carano will be the amount determined by multiplying the purchase price payable to the Interest Holder for the 14.47% interest, as determined in accordance with the terms of the Resorts Operating Agreement, multiplied by a fraction the numerator of which is the percentage interest in Resorts being sold to Carano and the denominator of which is the percentage interest in Resorts being sold to Resorts.

Resorts is subject to certain covenants under its credit facility and the indenture relating to the 9% senior notes due 2014 co-issued by Resorts and a wholly owned subsidiary of Resorts that impose limitations on Resorts’ ability to reacquire its equity interests. So long as these covenants are in effect, they will be applicable to the purchase by Resorts of the 14.47% interest in the event the Interest Holder exercises its Put right under the Resorts Operating Agreement as well as the purchase of the 17.0359% interest in the event Resorts exercises its Call right under the Resorts Operating Agreement. Accordingly, each covenant, if then applicable, will prohibit the purchase of the 14.47% interest or the 17.0359% interest unless the transaction, at the time it occurs, complies with the covenant’s provisions or any non-compliance is waived by the lenders under the credit facility and/or the holders of the 9% notes, as applicable. In the event these covenants, or either of them, remain in effect at a time when the Interest Holder seeks to exercise its Put right or Resorts seeks to exercise its Call right, there can be no assurance that any waivers that may then be required to consummate the transaction can be obtained or that Resorts will be able to eliminate the covenant restrictions by the repayment of any indebtedness then owed to the creditors whom the covenants are intended to benefit or otherwise.

In the event of an initial public offering by Resorts of any of its equity securities, the Put and Call provisions described above will terminate and be of no further force and effect.

Registration Rights

In the event of a public offering by Resorts of its equity securities in which any member of Resorts is allowed to participate, the Interest Holder will have rights under the Resorts Operating Agreement equivalent to other members of Resorts to sell the equity securities of Resorts held by the Interest Holder on a pro rata basis with the other members. At the time of closing under the Purchase Agreement, AcquisitionCo and Resorts will enter into a registration rights agreement that will also grant to AcquisitionCo and its permitted assigns certain registration rights to conduct a secondary offering subsequent to any initial public offering of the equity securities of Resorts.

Employees

The Company has no employees, other than its operating manager, Thomas R. Reeg, who receives no compensation from the Company for his services.

ELDORADO RESORTS LLC

Introduction

In 1996, Resorts was formed and became the successor to a predecessor partnership in a reorganization in which all of the interests in the predecessor partnership were exchanged for membership interests in Resorts. Insofar as they relate to periods prior to July 1, 1996, the effective date of the reorganization, references to Resorts are to its predecessor partnership except to the extent the context requires otherwise. Eldorado Capital Corp., a Nevada corporation wholly owned by Resorts (“Eldorado Capital”), was incorporated with the sole purpose of serving as co-issuer of debt co-issued by Resorts and Eldorado Capital. Eldorado Capital holds no significant assets and conducts no business activity. Resorts’ other subsidiaries include Eldorado Shreveport #l, LLC (“ES#1”) and Eldorado Shreveport #2 LLC, (“ES#2”), Nevada limited liability companies wholly owned by Resorts, and ELLC.

Resorts owns and operates Eldorado-Reno, a premier hotel/casino and entertainment facility centrally located in downtown Reno. Eldorado-Reno is easily accessible both to vehicular traffic from Interstate 80, the principal highway linking Reno to its primary visitor markets in northern California, and to pedestrian traffic from nearby casinos.

ELLC is a 50% joint venture partner in a general partnership (the “Silver Legacy Joint Venture”) that owns Silver Legacy. A major themed hotel/casino, Silver Legacy is situated between, and seamlessly connected at the casino level to, Eldorado-Reno and Circus Circus-Reno, a hotel casino owned and operated by the other partner in the Silver Legacy Joint Venture, Galleon, Inc., an indirect wholly owned subsidiary of MGM MIRAGE (“MGM”).

ES#1 and ES#2 acquired 75.4% and 1%, respectively, of the partnership interests of Eldorado Casino Shreveport Joint Venture (the “Louisiana Partnership”) on July 22, 2005. The Louisiana Partnership owns and Resorts manages Eldorado-Shreveport, a 403-room all suite art deco-style hotel and a tri-level riverboat dockside casino complex situated on the Red River in Shreveport, Louisiana that was formerly operated as the Hollywood Casino Shreveport.

Resorts also owns a 21.25% interest in Tamarack Crossing, LLC, a Nevada limited liability company that owns and operates Tamarack Junction, a small casino in south Reno which commenced operations September 4, 2001. Tamarack Junction is situated on approximately 62,000 square feet of land with 13,000 square feet of gaming space that had 459 slot machines at December 31, 2006.

Management of Resorts

Pursuant to the terms of the Purchase Agreement, AcquisitionCo and the current members of Resorts will enter into an amendment and restatement of Resorts’ current operating agreement at the closing of the Resorts transaction. Under the terms of this amended and restated operating agreement, a form of which is included as an exhibit to this registration statement (the “Resorts Operating Agreement”), Resorts will have a board of managers (the “Resorts Board”) that initially will be composed of five managers, including AcquisitionCo and the four current managers of Resorts, Donald L. Carano, Recreational Enterprises, Inc. (“REI”), Hotel-Casino Management, Inc. (“HCM”) and Leslie Heisz. Under the terms of the Resorts Operating Agreement, AcquisitionCo will be deemed to have designated Thomas R. Reeg as its initial representative for all determinations to be made by the Resorts Board. REI and HCM will be deemed to have designated their current representatives, Gary L. Carano and Raymond J. Poncia, Jr., respectively, to continue as their representatives on the Resorts Board. So long as they remain managers of Resorts, AcquisitionCo, REI and HCM may change their respective representatives on the Resorts Board from time to time by notice to Resorts.

As long as AcquisitionCo or an affiliate of AcquisitionCo continues to be a member of Resorts, AcquisitionCo will designate one of Resorts’ managers. As long as REI or an affiliate of REI continues to be a member of Resorts, REI will be entitled to designate three of Resorts’ managers, which initially will be REI, Donald L. Carano and Leslie Heisz. As long as HCM or an affiliate of HCM continues to be a member of Resorts, HCM will be entitled to designate one of Resorts’ managers. Generally, any manager of Resorts may be removed from office with cause upon a vote of more than 50% of Resorts’ membership interests.

Subject to the limitations described below, and except as otherwise delegated to Resorts’ Chief Executive Officer (the “Resorts CEO”), the Resorts Board will have control over the management of the business and affairs of Resorts. Each manager will have one vote and actions of the Resorts Board generally will require a majority vote of the managers. The members of the Resorts Board are required to be licensed or found suitable by the relevant Nevada and Louisiana gaming authorities in order to engage in the management of Resorts. For further information about these licensing and suitability requirements, see “Governmental Regulation – Nevada Regulation and Licensing” and – “Louisiana Regulation and Licensing,” below.

Under the Resorts Operating Agreement, the Resorts CEO and President are given the general powers and duties of management usually vested in the chief executive officer of a corporation along with such other powers and duties as may be prescribed by the Resorts Board or the Resorts Operating Agreement, including the supervision, direction and control of the day-to-day business and affairs of Resorts. In addition to the general authority, the Resorts CEO and President will have the following specific rights which may be exercised on behalf of Resorts:

•	to develop, improve, maintain, operate and lease Resorts’ property;

•

in any single transaction or series of related transactions having a value of under $5,000,000, on behalf of Resorts, to contract to sell, sell, lease, exchange, grant any option on, convert to condominiums or otherwise transfer or dispose of any of the real or personal property of Resorts;

•	to select and remove such officers, agents and employees of Resorts to assist with the management or operation of Resorts;

•

to employ and terminate the services of such persons, firms, corporations or other entities, including any one or more of Resorts’ members, for or in connection with the business of Resorts or the acquisition, development, improvement, operation, maintenance, management, leasing, financing, refinancing, sale, exchange or other disposition of the property of Resorts and to perform Resorts’ administrative services, accounting services, independent auditing services, legal and other services;

•	to institute, prosecute, defend and settle any legal or administrative proceedings having an actual or potential value of under $5,000,000;

•

in any single transaction or series of related transactions having a value of under $5,000,000 to acquire real or tangible personal property to carry on the business of Resorts, and to sell, exchange or otherwise dispose of the same; and

•

in any single transaction or series of related transactions having a value of under $5,000,000 to enter into loans, mortgages and other financing arrangements or rearrangements, and to grant such security interests in the assets of Resorts, as may be necessary or desirable to carry on the business.

Without the affirmative vote or written consent of all of Resorts’ members, neither the Resorts’ Board nor the Resorts CEO may directly or indirectly:

•	do any act in contravention of the Resorts Operating Agreement;

•

do any act that would make it impossible to carry on Resorts’ ordinary business, provided that actions of the managers in accordance with Resorts’ purposes or the rights and powers granted under the Resorts Operating Agreement will not be considered to breach this provision; or

•	commingle funds of Resorts with funds of any other person.

Without the affirmative vote or written consent of members holding 65% of Resorts outstanding membership interests, neither the Resorts Board nor the Resorts CEO may directly or indirectly:

•	amend the number of Resorts’ authorized managers;

•	cause Resorts to merge or otherwise engage in any kind of business combination or reorganization with another entity or other person;

•

approve, adopt and implement such new or additional incentive compensation policies and plans for the benefit of the managers, officers, agents and/or employees of Resorts that contemplate the issuance of any form of equity interest in Resorts;

•	cause Resorts to enter into any joint venture or partnership or limited liability company agreement;

•	cause Resorts to enter into any loan that results in assets of Resorts being hypothecated in excess of 80% of the fair market value of all assets of Resorts;

•	cause or permit any new issuance and sale of membership interests of Resorts other than in connection with subsequent capital contributions in accordance with the Resorts Operating Agreement;

•

cause or permit any person or entity to which a new issuance and sale of membership interests has been made by Resorts other than in connection with subsequent capital contributions in accordance with the Resorts Operating Agreement to become a member by reason of or in connection therewith;

•	possess Resorts property, or assign rights in specific Resorts property, for other than a Resorts purpose;

•	purchase or lease Resorts property from Resorts or sell or lease property to Resorts;

•	cause Resorts to guarantee the indebtedness of any person or cause or suffer or permit any Resorts property to secure or become collateral for any indebtedness of any person other than Resorts;

•	cause or permit Resorts at any time to have more than 100 members and/or interest holders; or

•	designate a new “Tax Matters Partner” as described in the Resorts Operating Agreement.

Without the affirmative vote or written consent of member holding 75% of Resorts’ outstanding membership interests, neither the Resorts Board nor the Resorts CEO may directly or indirectly request subsequent capital contributions from the members and interest holders of Resorts.

Members of Resorts and AcquisitionCo will not have the right to take part in the management or control of Resorts. The members of Resorts have voting rights generally limited to those required by law.

Business Strategy

Resorts has an experienced management team that includes Donald Carano and several members of his immediate family. Donald Carano, the Chief Executive Officer and a member of the Board of Managers of Resorts, co-founded Eldorado-Reno in 1973 and has been the driving force behind its development. In addition to Donald Carano, each of Resorts’ other seven senior executives has in excess of 20 years of experience in the gaming industry. The day-to-day management of Eldorado-Shreveport is performed by on-sight personnel that Resorts has hired on behalf of the Louisiana Partnership. By the terms of the Eldorado-Shreveport management agreement, Resorts is obligated to provide oversight of on-site management by no less than three of its executives or other individuals it designates. The individuals who currently serve in this capacity are Gary Carano, Gregg Carano, Rhonda Carano, Robert Jones and Rob Mouchou. In their oversight roles, these executives have dedicated time to assist in the management of Eldorado-Shreveport and will continue to do so in the future, but to date their oversight responsibilities have not had, nor is it anticipated that they will have, an impact on operations at Eldorado-Reno. Resorts’ management believes that its family-oriented, hands-on approach has enabled Resorts to operate Eldorado-Reno successfully for over 30 years. In addition to their roles in the management of Resorts, members of the Carano family beneficially own currently 63% of Resorts. As a result of the Resorts transaction, the Carano family’s beneficial ownership of Resorts will be reduced to approximately 51%.

Resorts’ business strategy draws upon its extensive gaming management experience gained from successfully operating Eldorado-Reno. Key elements of Resorts’ strategy include the following:

Personal Service and High Quality Amenities. One of the cornerstones of Resorts’ business strategy is to provide its customers with an extraordinary level of personal service. Resorts’ senior management is actively involved in the daily operations of Eldorado-Reno, frequently interacting with hotel, restaurant and gaming patrons to ensure that they are receiving the highest level of personal attention. Resorts’ management regularly conducts feedback sessions and focus groups with customers to elicit comments and suggestions on ways it can improve each customer’s experience at Eldorado-Reno. Furthermore, Resorts’ management continually strives to instill in each employee a dedication to superior service designed to exceed guests’ expectations.

In addition to personalized service, Eldorado-Reno has earned a reputation for high quality amenities and an excellent price-to-value relationship. Locals and visitors alike are attracted to Eldorado-Reno’s dining venues, for which Eldorado-Reno has received national recognition. Management believes that Eldorado-Reno’s excellent cuisine adds to the overall atmosphere and prestige of the hotel and therefore emphasizes outstanding food and ambiance and a wide variety of dining choices.

Eldorado-Reno continually monitors its casino operations to react to changing market conditions and customer demands. Resorts targets premium-play customers as well as the value-conscious gaming patron with its state-of-the-art casino featuring the latest in game technology, electronic displays and customer-convenient features.

Marketing to Target Gaming Patrons. Resorts primarily targets its marketing programs to four segments of the gaming market: the free and independent traveler, preferred casino customers, local patrons and the wholesale/specialty groups.

The free and independent traveler segment consists of those travelers not affiliated with groups who make their reservations directly with Eldorado-Reno or through independent travel agents. To attract the independent traveler to Eldorado-Reno, Resorts uses print media, radio, television and direct mail to advertise in northern California, the Pacific Northwest and other regional travel markets.

Preferred casino customers are those patrons who maintain the necessary level of gaming activity to become established casino guests. Resorts uses a special events agenda and a guest development program, including providing casino credit, to attract and retain preferred casino customers. In addition, Resorts utilizes Eldorado-Reno’s quality hotel rooms, excellent restaurant venues and other amenities to offer complimentaries to a broad spectrum of established casino guests, from the frequent players who place relatively modest wagers to the premium players who consistently wager high amounts. Resorts believes that the ability to reward the more modest gaming patrons fosters intense loyalty and repeat business.

Wholesale/specialty and Internet groups consist of those customers participating in travel packages offered by air tour operators, groups of up to 100 people with strong gaming profiles and visitors attending tournaments at the National Bowling Stadium. Eldorado-Reno’s sales force targets this segment by attending trade shows in order to establish relationships with airlines, travel agents, meeting planners and wholesalers. Eldorado-Reno has developed special marketing programs and tools to cultivate relationships with these air tour operators and specialty groups, including offering familiarization tours of Eldorado-Reno. Eldorado-Reno attempts to utilize this market segment as a means of creating a consistent utilization of its rooms during the calendar year. Internet customers, which are encompassed in this segment, continue to grow in number as more customers utilize the Internet for its convenience and in an effort to obtain the most competitive rate.

Resorts seeks to attract and retain local customers through frequent promotions that highlight Eldorado-Reno’s quality gaming and dining experience, as well as being an active supporter of numerous Reno market events and organizations.

Eldorado-Reno has a state-of-the-art, real-time customer tracking system which comprehensively tracks its gaming customers throughout the casino. Customers are given an electronically readable card to insert into slot machines and to provide to floor supervisors at table games. The slot machines automatically transmit gaming data to a central computer and floor supervisors manually enter certain data relating to gaming customers which is then computerized. In 2002, Eldorado-Reno enhanced its customer tracking program with the purchase of several computerized gaming tables. This technologically advanced product, along with the slot tracking system, provides data relating to gaming customers’ gaming habits, maximum and minimum wagers, the total amount wagered and length of play and assists in better providing customers with prompt recognition and complimentaries based on their levels of gaming. In 2002, Eldorado-Reno enhanced the way its customers can redeem earned complimentaries available for redemption throughout the property. This innovation is enhanced by a friendly, knowledgeable staff and a conveniently located promotion center. In addition, “Club Eldorado,” Eldorado-Reno’s full-service slot club, offers an array of special events and exciting tournaments and convenient ways of earning complimentaries.

The cost incurred by Resorts for advertising in 2006 was $6,877,000 compared with $4,746,000 in 2005.

Strategic Expansion and Improvements. Resorts constantly updates Eldorado-Reno in order to maintain its presence as one of the premier properties in the Reno area. In December 2003, Eldorado-Reno relocated and remodeled its exclusive high-limit slot area on the casino floor, adding a luxurious bar and restrooms. Also completed in December 2003 was a new casino cabaret which features live music and shows various sporting events on its state-of-the-art big screen plasma televisions. In November 2006, Eldorado-Reno began renovation on an imaginative bar featuring a lounge and VIP seating area adjacent to its La Strada restaurant. This project also created two new private dining areas designed to accommodate parties and additional dining space in the La Strada restaurant. The bar and additional seating were completed in February 2007.

Resorts owns a 31,000 square foot piece of property across the street from and west of Eldorado-Reno which could be used for further expansion of Eldorado-Reno. In February 2005, Resorts purchased two additional parcels totaling approximately 18,687 square feet adjacent to this parcel which are currently utilized as surface parking that accommodates approximately 140 vehicles but could also be used for further expansion of Eldorado-Reno.

Eldorado-Reno

Eldorado-Reno is centrally positioned in the heart of Reno’s prime gaming area and room base. Easily accessible to both foot and vehicular traffic, Eldorado-Reno is strategically located directly off Interstate 80, the principal highway linking the Reno market with San Francisco, Sacramento and other cities in its primary visitor market of northern California. With three towers, including a 26-story tower that lights up with over 2,000 feet of neon at night, Eldorado-Reno is visible from Interstate 80, attracting visitors to the downtown area and generating interest in the property. Eldorado-Reno is situated to attract foot traffic from other casinos as well as from the local populace. In addition, Eldorado-Reno is easily accessible to visitors competing in and attending the various bowling tournaments that are held in the National Bowling Stadium and to visitors attending events in the downtown special event center, completed in December 2004, each of which is located just one block away.

As of June 30, 2007, Eldorado-Reno offered approximately 76,500 square feet of gaming space, with approximately 1,432 slot machines, 55 table games consisting of blackjack, craps, roulette, Pai Gow Poker, Let It Ride®, Caribbean stud poker, mini-baccarat, two keno games and a poker room. Eldorado-Reno’s casino includes a mix of slot machines and table games which management believes makes it attractive to both middle-income and premium-play customers. Slot machines, which are offered in denominations from 1 cent to $100, generated approximately 66% of Eldorado-Reno’s total gaming revenues in 2006. A diverse selection of table games and a variety of table limits encourage play from a wide range of gaming customers, which management believes makes Eldorado-Reno one of the premier table games casinos in the Reno market.

The interior of the hotel is designed to create a European ambiance and offers 815 finely-appointed guest rooms and suites, including 17 specialty suites, 93 “Eldorado-Reno Player’s Spa Suites” with bedside spas and 26 one- or two-bedroom penthouse suites. Hotel guests enjoy panoramic views of Reno’s skyline and the majestic Sierra Nevada mountain range. In 2006 and 2005, Eldorado-Reno achieved average hotel occupancy of 87.2% and 86.5%, respectively. In 2006, Eldorado-Reno achieved an Average Daily Rate (“ADR”) of approximately $66.67 compared with $59.22 in 2005.

Eldorado-Reno is nationally recognized for its cuisine. Its eight dining venues, which have an aggregate seating capacity of more than 1,850, range from buffet to gourmet and offer high quality food at reasonable prices.

Eldorado-Reno’s dining venues include the following:

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Roxy’s, which has a seating capacity of approximately 190, is a Parisian-style bistro, restaurant and bar with contemporary American influences offering French country fare, steaks and seafood along with an extensive wine list;

•	La Strada, features northern Italian cuisine in an Italian countryside villa setting, and has a seating capacity of approximately 170;

•	The Brew Brothers, which has a seating capacity of approximately 188, was the first microbrewery located in a hotel/casino;

•	The Prime Rib Grill, which has a seating capacity of approximately 214, is a spirited, lively steak and seafood house specializing in prime rib and grilled entrees;

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Chefs’ Buffet, which has a seating capacity of approximately 600, offers a 200-foot buffet offering a variety of cuisines, including American, Italian, Chinese, Mexican, Hop Wok grill, a pizza station and salad, fruit and ice cream bars;

•	Tivoli Gardens, which has a seating capacity of approximately 223, offering a 24-hour-a-day restaurant with a menu featuring Asian, Italian, Mexican and classic American cuisines;

•	Choices, which has a seating capacity of approximately 207, is a food court offering a variety of American specialties, deli selections and authentic Chinese food along with a sushi bar; and

•

Golden Fortune, which has a seating capacity of approximately 80, offers authentic Hong Kong style cuisine offering 90 specialties in a classic Chinese setting featuring hand blown and stained glass imported from China.

Eldorado-Reno’s selection of high-quality food and beverages reflects the Carano family’s emphasis on the dining experience. Eldorado-Reno chefs utilize homemade pasta, carefully chosen imported ingredients, fresh seafood and top quality USDA choice cuts of beef. Throughout the property, beverage offerings include The Brew Brothers microbrewed beers and wines from the Ferrari-Carano Winery.

Eldorado-Reno features a 566-seat showroom and the BuBinga Lounge, which is an intimate nightclub. It also offers a cabaret on the casino floor and a VIP lounge. Other amenities offered by Eldorado-Reno include two retail shops, a versatile 12,400 square foot convention center and an outdoor plaza located diagonal to Eldorado-Reno which hosts a variety of special events. Eldorado-Reno has parking facilities for over 1,165 vehicles including a 656-space self-park garage, a 140-space surface parking lot and a 369-space valet parking facility.

Silver Legacy Resort Casino

Silver Legacy opened in July 1995 as the first major newly-constructed hotel/casino in the Reno market since 1978. Silver Legacy’s hotel, the tallest building in northern Nevada, is a “Y”-shaped structure with three wings, consisting of 37-, 34- and 31-floor tiers. Silver Legacy’s opulent interior showcases a casino built around a 120-foot tall mining rig, which appears to mine for silver. The rig is situated beneath a 180-foot diameter dome, which is a distinctive landmark on the Reno skyline. The interior surface of the dome features dynamic sound and laser light shows, providing visitors with a unique experience when they are in the casino.

Silver Legacy is situated on two city blocks, encompassing 240,000 square feet in downtown Reno. The hotel currently offers 1,710 guest rooms, including 141 player spa suites, eight penthouse suites and seven hospitality suites. Many of Silver Legacy’s guest rooms feature views of Reno’s skyline and the Sierra Nevada mountain range. Silver Legacy’s 10-story parking facility can accommodate approximately 1,800 vehicles. At June 30, 2007, Silver Legacy’s casino had approximately 87,000 square feet of gaming space with 1,628 slot machines and 68 table games, including blackjack, craps, roulette, Pai Gow Poker, Let It Ride®, Caribbean stud poker, Baccarat and Pai Gow, a keno lounge and a race and sports book. “Club Legacy,” Silver Legacy’s slot club, offers customers exciting special events and tournaments and convenient ways of earning complimentaries.

Silver Legacy’s dining options are offered in six venues:

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Sterling’s Seafood Steakhouse, which has a seating capacity of approximately 170, offering the finest in steaks and seafood along with an extensive wine list, tableside desserts and an extravagant Sunday Brunch;

•	Flavors! The Buffet, which was remodeled and renamed in December 2006, and has a seating capacity of approximately 500;

•	Fairchild’s Oyster Bar, which has a seating capacity of approximately 55, offering a comfortable drink and specialized seafood dining;

•

Café Sedona, which was remodeled and renamed in December 2006, and has a seating capacity of approximately 330, offering an extensive menu that includes American classics and Chinese cuisine 24-hours a day;

•	Fresh Express Food Court, which has a seating capacity of approximately 110, offering a range of options including a deli and grill, authentic Asian cuisine and American classics; and

•	Sips Coffee House, situated in the hotel lobby, which offers gourmet coffee and teas.

In addition, the hotel sponsors entertainment events which are held in the hotel’s convention area. Silver Legacy’s other amenities include retail shops, exercise facilities, a beauty salon and an outdoor swimming pool and sundeck.

Eldorado-Reno, Silver Legacy, and Circus Circus-Reno (which is owned by ELLC’s Silver Legacy Joint Venture partner) are connected in a “seamless” manner by 200-foot wide skyway corridors. These enclosed corridors serve as entertainment bridgeways between the three properties and house several restaurants and retail shops. Eldorado-Reno, Silver Legacy and Circus Circus-Reno comprise the heart of the Reno market’s prime gaming area and room base, providing the most extensive and the broadest variety of gaming, entertainment, lodging and dining amenities in the Reno area, with an aggregate of 4,097 rooms, 20 restaurants and enough parking to accommodate over 6,000 vehicles, and as of June 30, 2007, approximately 4,225 slot machines and 167 table games.

Silver Legacy Joint Venture

Silver Legacy was developed by the Silver Legacy Joint Venture pursuant to a joint venture agreement originally entered into in 1994 (as amended to date, the “Silver Legacy Joint Venture Agreement”) between ELLC and Galleon, Inc. (“Mandalay Sub”). Under the terms of the Silver Legacy Joint Venture Agreement, ELLC and Mandalay Sub (each a “Silver Legacy Partner” and, together, the “Silver Legacy Partners”) each owns a 50% interest in the Silver Legacy Joint Venture.

The following is a summary of the Silver Legacy Joint Venture Agreement. The summary is qualified in its entirety by reference to the Silver Legacy Joint Venture Agreement, which is included as an exhibit to this registration statement.

Additional Capital Contributions. The Silver Legacy Joint Venture Agreement provides that the Silver Legacy Partners shall not be permitted or required to contribute additional capital to the Silver Legacy Joint Venture without the consent of the Silver Legacy Partners, which consent may be given or withheld in each Silver Legacy Partner’s sole and absolute discretion.

Silver Legacy Partnership Distributions. Subject to any contractual restrictions to which the Silver Legacy Joint Venture is subject, including the indenture relating to the Silver Legacy Notes, and prior to the occurrence of a “Liquidating Event,” the Silver Legacy Joint Venture is required by the Silver Legacy Joint Venture Agreement to make distributions to the Silver Legacy Partners as follows:

•

An amount equal to the estimated taxable income of the Silver Legacy Joint Venture allocable to each Silver Legacy Partner multiplied by the greater of the maximum marginal federal income tax rate applicable to individuals for such period or the maximum marginal federal income tax rate applicable to corporations for such period (as of the date hereof both rates are 35%); provided, however, that if the State of Nevada enacts an income tax (including any franchise tax based on income), the applicable tax rate for any tax distributions subsequent to the effective date of such income tax shall be increased by the higher of the maximum marginal individual tax rate or corporate income tax rate imposed by such tax (after reduction for the federal tax benefit for the deduction of state taxes, using the maximum marginal federal, individual or corporate rate, respectively).

•	Annual distributions of remaining “Net Cash From Operations” in proportion to the Percentage Interests of the Silver Legacy Partners.

•

Distributions of “Net Cash From Operations” in amounts or at times that differ from those described in (a) and (b) above, provided in each case that both Silver Legacy Partners agree in writing to the distribution in advance thereof.

As defined in the Silver Legacy Joint Venture Agreement, the term “Net Cash From Operations” means the gross cash proceeds received by the Silver Legacy Joint Venture, less the following amounts: (i) cash operating expenses and payments of other expenses and obligations of the Silver Legacy Joint Venture, including interest and scheduled principal payments on Silver Legacy Joint Venture indebtedness, including indebtedness owed to the Silver Legacy Partners, if any, (ii) all capital expenditures made by the Silver Legacy Joint Venture, and (iii) such reasonable reserves as the Silver Legacy Partners deem necessary in good faith and in the best interests of the Silver Legacy Joint Venture to meet anticipated future obligations and liabilities of the Silver Legacy Joint Venture (less any release of reserves previously established, as similarly determined).

The Managing Partner. The Silver Legacy Joint Venture Agreement designates Mandalay Sub as the Silver Legacy Joint Venture’s managing partner with responsibility and authority for the day-to-day management of the business affairs of the Silver Legacy Joint Venture, including overseeing the day-to-day operations of Silver Legacy and other Silver Legacy Joint Venture business, preparation of the Silver Legacy Joint Venture’s budgets and implementation of the decisions made by the Silver Legacy Partners. The managing partner is also responsible for the preparation and submission of the Silver Legacy Joint Venture’s annual business plan for review and approval by the Silver Legacy Joint Venture’s executive committee, utilizing the special voting procedures and the procedure for resolving deadlocks described below.

The Silver Legacy Joint Venture Agreement provides that the managing partner shall appoint the general manager, subject to approval of the appointment by the executive committee, utilizing the special voting procedures and the procedure for resolving deadlocks described below. Under the terms of the Silver Legacy Joint Venture Agreement, the general manager may be removed by ELLC or Mandalay Sub upon 30 days written notice. The Silver Legacy Joint Venture Agreement also provides that the managing partner shall appoint the other principal senior management of the Silver Legacy Joint Venture and Silver Legacy, who shall perform such functions, duties, and responsibilities as the managing partner may assign, and shall serve at the direction and pleasure of the managing partner.

The Silver Legacy Joint Venture Agreement provides that the unanimous approval of both Silver Legacy Partners is required for certain actions, including the admission of an additional partner, the purchase of additional real property, encumbrances on Silver Legacy, sales or other dispositions of all or substantially all of the assets of the Silver Legacy Joint Venture, refinancing or incurrence of indebtedness involving in excess of $250,000 other than in the ordinary course of business, capital improvements involving more than $250,000 that are not included in an approved annual business plan, and any obligation, contract, agreement, or commitment with a partner or an affiliate of a partner which is not specifically permitted by the Silver Legacy Joint Venture Agreement.

Replacement of the Managing Partner. If the actual net operating results of the business of the Silver Legacy Joint Venture for any four consecutive quarters are less than 80% of the projected amount as set forth in the Silver Legacy Joint Venture’s annual business plan, after appropriate adjustments for factors affecting similar business in the vicinity of the Silver Legacy, ELLC may require Mandalay Sub to resign from its position as managing partner.

In addition, in the event Mandalay Sub resigns as managing partner, ELLC will have the right and option to become the managing partner of the Silver Legacy Joint Venture and assume all the obligations of the managing partner under the Silver Legacy Joint Venture Agreement, or the Silver Legacy Partners are required to attempt to appoint a third party to manage the day-to-day business affairs of the Silver Legacy Joint Venture. In such event, if the Silver Legacy Partners are unable to agree on a manager, then the Silver Legacy Joint Venture shall be dissolved and liquidated in accordance with the provisions of the Silver Legacy Joint Venture Agreement.

The Executive Committee. An executive committee of the Silver Legacy Joint Venture is authorized to review, monitor and oversee the performance of the management of Silver Legacy. The executive committee of the Silver Legacy Joint Venture consists of five members, with three members appointed by the managing partner and two members appointed by the other Silver Legacy Partner. In the event that neither of the Silver Legacy Partners is the managing partner, then the executive committee shall consist of five members, with two members appointed by each Silver Legacy Partner and a fifth member appointed by a third party manager selected by the Silver Legacy Partners. Each Silver Legacy Partner may, at any time, appoint alternate members to the executive committee and the alternates will have all the powers of a regular committee member in the event of the absence or inability of a regular committee member to serve. With the exception of the special voting procedures described below, each member of the executive committee is entitled to one vote on each matter decided by the executive committee and each action of the executive committee must be approved by a majority of all of the members of the executive committee, who may be present or voting by proxy. The current members of the executive committee are Robert H. Baldwin, Frank R. Baldwin and Gary N. Jacobs, each of whom was appointed by Mandalay Sub, and Robert M. Jones and Gene Carano, each of whom was appointed by ELLC.

Subject to the requirement of unanimous approval of the Silver Legacy Partners for certain actions, the duties of the executive committee include, but are not limited to, (i) reviewing, adjusting, approving, developing, and supervising the Silver Legacy Joint Venture’s annual business plan, (ii) reviewing and approving the terms of any loans made to the Silver Legacy Joint Venture, (iii) approving all material purchases, sales, leases or other dispositions of Silver Legacy Joint Venture property, other than in the ordinary course of business, and (iv) approving the appointment of the General Manager, who is the Silver Legacy Joint Venture’s Chief Executive Officer, and the Controller, who is the Silver Legacy Joint Venture’s Chief Financial Officer and Accounting Officer, and determining the compensation of the General Manager and the Controller.

The Silver Legacy Joint Venture Agreement provides special voting procedures for (i) the executive committee’s approval of the annual business plan, (ii) the appointment of the general manager and (iii) the determination of the general manager’s compensation. In voting on these matters, the members of the executive committee appointed by the managing partner shall have a total of two votes and the members of the executive committee appointed by the other Silver Legacy Partner shall have a total of two votes. The managing partner shall designate which two of the three members of the executive committee appointed by the managing partner are to exercise the two votes. If the executive committee is deadlocked in deciding any matter which is subject to the special voting procedures, then the meeting may be adjourned to another meeting date. If the executive committee remains deadlocked with respect to its approval of an annual business plan until the end of the second month of the fiscal year described in the annual business plan, then either Silver Legacy Partner may by written notice cause the approval of the annual business plan to be submitted to a nationally recognized accounting firm mutually agreeable to the Silver Legacy Partners (the “Accountant”) for resolution. The Accountant shall consider the positions of the members of the executive committee and the Silver Legacy Partners, and shall decide whether to approve the annual business plan, or to modify the annual business plan and approve it with such modifications. The decision of the Accountant on these matters shall have the same effect as the approval of the annual business plan by the executive committee. If the executive committee remains deadlocked with respect to its approval of the appointment of a general manager for a period of one month following the effective date of the resignation or removal of the previous general manager, then the executive committee shall assume the duties of the general manager until such time as the executive committee can reach a decision on the appointment and compensation of a new general manager. In exercising the duties of the general manager, the executive committee shall act and vote in accordance with the special voting procedures described above. If the executive committee remains deadlocked on the determination of the compensation of the general manager for a period of one month following the first meeting on the proposed compensation, then either Silver Legacy Partner may by written notice cause the determination of such compensation to be submitted to the Accountant for resolution. In that event, the Accountant shall consider the positions of the executive committee, and shall adopt a compensation arrangement consistent with the position advocated by at least one member of the executive committee. The decision of the Accountant on any matter which is subject to the special voting procedures shall be final and binding on the executive committee and the Silver Legacy Partners.

Transfer of Silver Legacy Partnership Interests. Except as expressly permitted by the Silver Legacy Joint Venture Agreement, neither Silver Legacy Partner may transfer all or any portion of its interest in the Silver Legacy Joint Venture or any rights therein without the unanimous consent of both Silver Legacy Partners. The Silver Legacy Joint Venture Agreement provides that a Silver Legacy Partner may transfer or convey all or any portion of its interest in the Silver Legacy Joint Venture to an affiliate of that Silver Legacy Partner (subject to certain limitations), members of the Silver Legacy Partner’s family (which includes the Silver Legacy Partner’s spouse, natural or adoptive lineal descendants, and trusts for their benefit), another Silver Legacy Partner, a personal representative of the Silver Legacy Partner or any person or entity approved by the unanimous consent of the Silver Legacy Partners.

Unless otherwise agreed by Mandalay Sub, Donald L. Carano or a member of his immediate family acceptable to Mandalay Sub, which acceptance may not be unreasonably withheld, or an affiliate controlled by Donald L. Carano or a member of his immediate family acceptable to Mandalay Sub, which acceptance may not be unreasonably withheld, is required to be the manager of and control ELLC (or, if applicable, any entity that is a permitted transferee and to which ELLC has transferred its interest in the Silver Legacy Joint Venture). Unless otherwise agreed by ELLC, which may not be unreasonably withheld, Mandalay Sub (or, if applicable, any entity that is a permitted transferee and to which Mandalay Sub has transferred its interest in the Silver Legacy Joint Venture) is required to be controlled by Mandalay Resort Group. In the event the limitation in this paragraph with respect to either Silver Legacy Partner is breached, the other Silver Legacy Partner will have the right (but not be required) to exercise the buy-sell provisions described below.

Limitation on Silver Legacy Partners’ Actions. The Silver Legacy Joint Venture Agreement includes each Silver Legacy Partner’s covenant and agreement not to (i) take any action to require partition or to compel any sale with respect to its Silver Legacy Joint Venture interest, (ii) take any action to file a certificate of dissolution or its equivalent with respect to itself, (iii) take any action that would cause a bankruptcy of such Silver Legacy Partner, (iv) withdraw or attempt to withdraw from the Silver Legacy Joint Venture, (v) exercise any power under the Nevada Partnership Act to dissolve the Silver Legacy Joint Venture, (vi) transfer all or any portion of its interest in the Silver Legacy Joint Venture (other than as permitted hereunder), (vii) petition for judicial dissolution of the Silver Legacy Joint Venture, or (viii) demand a return of such Silver Legacy Partner’s contributions or profits (or a bond or other security for the return of such contributions or profits) without the unanimous consent of the Silver Legacy Partners. The Silver Legacy Joint Venture Agreement also provides that if a Silver Legacy Partner attempts to (A) cause a partition or (B) withdraw from the Silver Legacy Joint Venture or dissolve the Silver Legacy Joint Venture, or otherwise take any action in breach of its aforementioned agreements, the Silver Legacy Joint Venture shall continue and (1) the breaching Silver Legacy Partner shall immediately cease to have the authority to act as a Silver Legacy Partner, (2) the other Silver Legacy Partner shall have the right (but shall not be obligated unless it was so obligated prior to such breach) to manage the affairs of the Silver Legacy Joint Venture, (3) the breaching Silver Legacy Partner shall be liable in damages, without requirement of a prior accounting, to the Silver Legacy Joint Venture for all costs and liabilities that the Silver Legacy Joint Venture or any Silver Legacy Partner may incur as a result of such breach, (4) distributions to the breaching Silver Legacy Partner shall be reduced to 75% of the distributions otherwise payable to the breaching Silver Legacy Partner and (5) the breaching Silver Legacy Partner shall continue to be liable to the Silver Legacy Joint Venture for any obligations of the Silver Legacy Joint Venture pursuant to the Silver Legacy Joint Venture Agreement, and to be jointly and severally liable with the other Silver Legacy Partner(s) for any debts and liabilities (whether actual or contingent, known or unknown) of the Silver Legacy Joint Venture existing at the time the breaching Silver Legacy Partner withdraws or dissolves.

Buy-Sell Provision. Either Silver Legacy Partner (provided such Silver Legacy Partner is not in default of any of the provisions of the Silver Legacy Joint Venture Agreement) may make an offer to purchase (“Offer”) the interest of the other Silver Legacy Partner, which will constitute an irrevocable offer by the Silver Legacy Partner giving the Offer either to (i) purchase all, but not less than all, of the interest in the Silver Legacy Joint Venture of the other Silver Legacy Partner free of liens and encumbrances for the amount specified in the Offer (the “Sales Price”), or (ii) sell all, but not less than all, of its interest in the Silver Legacy Joint Venture free of liens and encumbrances to the other Silver Legacy Partner for the amount specified in the Offer (the “Purchase Price”). The Silver Legacy Partner receiving an Offer will have a period of two months to accept the Offer to sell at the Sales Price or, in the alternative, to require that the offering Silver Legacy Partner sell its interest to the other Silver Legacy Partner at the Purchase Price. The closing of the transaction for the sale or purchase of the Silver Legacy Joint Venture interest shall occur not later than six months after the notice of election or at such other time as may be required by the Nevada Gaming Authorities. Subject to any agreements to which the Silver Legacy Joint Venture is a party, the Silver Legacy Partner purchasing the Silver Legacy Joint Venture interest (the “Purchasing Silver Legacy Partner”) shall be entitled to encumber the Silver Legacy Joint Venture property in order to finance the purchase, provided that the other Silver Legacy Partner (the “Selling Silver Legacy Partner”) will have no liability, contingent or otherwise, under such financing. The Purchasing Silver Legacy Partner may assign all or part of its right to purchase the Silver Legacy Joint Venture interest of the Selling Silver Legacy Partner to an affiliate of the Purchasing Silver Legacy Partner, provided that no such assignment relieves the Purchasing Silver Legacy Partner of its obligations in the event of a default by the affiliate.

Dissolution, Winding Up and Liquidation. The Silver Legacy Joint Venture Agreement provides that the Silver Legacy Joint Venture shall dissolve and commence winding up and liquidating upon the first to occur of any of (i) January 1, 2053, (ii) the sale of all or substantially all of the Silver Legacy Joint Venture property, (iii) the unanimous vote of the Silver Legacy Partners to dissolve, wind up, and liquidate the Silver Legacy Joint Venture, (iv) the happening of any other event that makes it unlawful or impossible to carry on the business of the Silver Legacy Joint Venture, (v) the occurrence of an Event of Bankruptcy (as defined the Silver Legacy Joint Venture Agreement) of a Silver Legacy Partner, or (vi) the Silver Legacy Partners are unable to agree upon a replacement managing partner as provided in the Silver Legacy Joint Venture Agreement (each, a “Liquidating Event”).

The Silver Legacy Joint Venture Agreement also includes the Silver Legacy Partners’ agreement that the Silver Legacy Joint Venture shall not dissolve prior to the occurrence of a Liquidating Event, notwithstanding any provision of the Nevada Uniform Partnership Act to the contrary. If it is determined by a court of competent jurisdiction that the Silver Legacy Joint Venture has dissolved prior to the occurrence of a Liquidating Event, the Silver Legacy Partners have agreed to continue the business of the Silver Legacy Joint Venture without a winding up or liquidation.

Upon the occurrence of a Liquidating Event, the Silver Legacy Joint Venture will continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Silver Legacy Partners. The managing partner will be responsible for overseeing the winding up and liquidation of the Silver Legacy Joint Venture, taking full account of the Silver Legacy Joint Venture’s liabilities and assets, causing the assets to be liquidated as promptly as is consistent with obtaining the fair market value thereof, and causing the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed (i) first, to the payment and discharge of all of the Silver Legacy Joint Venture’s debts and liabilities to creditors other than Silver Legacy Partners, (ii) second, to the payment and discharge of all of the Silver Legacy Joint Venture’s debts and liabilities to Silver Legacy Partners, and (iii) the balance, if any, to the Silver Legacy Partners in the amount of their respective capital accounts, after giving effect to all contributions, distributions, and allocations for all periods or portions thereof.

Reno Market

Reno is the second largest metropolitan area in Nevada, with a population of approximately 409,000 according to the most recently available U.S. census data, and is located at the base of the Sierra Nevada Mountains along Interstate 80, approximately 135 miles east of Sacramento, California and 225 miles east of San Francisco, California. Reno is a destination resort market that primarily attracts “drive-in” visitors by offering gaming as well as numerous other summer and winter recreational activities. In addition to gaming, the Reno area features national forests, mountains and lakes (including Lake Tahoe) and offers year-round opportunities for outdoor activities of all types. An estimated two-thirds of visitors to the Reno market arrive by some form of ground transportation. Under normal conditions, Eldorado- Reno and Silver Legacy are within a 10-minute drive of the airport, making them easily accessible to visitors traveling to Reno by air.

The Reno area enjoys relatively mild weather, with abundant sunshine throughout the year and low humidity. Reno’s annual snowfall is modest, although heavier snowfall in the mountain passes around Reno can obstruct traffic to Reno. Special annual events in the Reno area include Hot August Nights, the National Championship Air Races, the Reno Balloon Races, Street Vibrations, the Reno/Tahoe Open PGA golf tournament and the Reno Rodeo. According to the Reno-Sparks Convention and Visitors Authority (the “Visitors Authority”) and the Nevada Commission on Tourism, the greater Reno area attracted an estimated 4.9 million visitors for the twelve months ended June 30, 2006 compared to 4.8 million for the same period in 2005.

The following table sets forth certain statistical information for the Reno market for the years 2002 through 2006 as reported by the Visitors Authority, the Nevada Commission on Tourism and the Nevada State Gaming Control Board.

	The Reno Market
	2002	2003	2004	2005	2006
Gaming Revenues (000’s)(1)	$917,005	$895,991	$903,567	$920,722	$940,315
Gaming Positions(2)(3)	27,872	25,242	24,086	23,666	21,794
Hotel Rooms(2)	16,049	16,193	15,654	14,620	14,393
Average Hotel Occupancy Rate(1)	75.2%	74.3%	77.8%	75.6%	76.6%
Visitors(4)	4,885,510	4,681,535	4,997,295	4,765,737	4,925,358

(1)	For the twelve months ended December 31 for each period shown.

(2)	As of December 31 for each period shown.

(3)	Calculated from information provided by the Nevada State Gaming Control Board.

(4)	For the twelve months ended June 30 for each period shown.

The National Bowling Stadium, located approximately one block from Eldorado-Reno and Silver Legacy, opened in February 1995. The state-of-the-art facility, which features 80 bowling lanes, has been selected to host tournaments for the American Bowling Congress (the “ABC”) and the Women’s International Bowling Congress (the “WIBC”), which has merged with the ABC to form the United States Bowling Congress (the “USBC”), two of every three years through 2018 and is expected to host tournaments for other bowling organizations. The National Bowling Stadium was the site of the WIBC’s National Championship Bowling Tournament in 1997, 2000, 2003 and 2006 and the ABC’s National Championship Bowling Tournament in 1998, 2001 and 2004. According to the Visitors Authority, bowling tournaments held at the National Bowling Stadium attract visitors from markets that do not normally contribute substantially to Reno’s visitor profile. The National Bowling Stadium also features a large-screen movie theater, retail space and can be configured to host special events and conventions.

Eldorado-Shreveport

Eldorado-Shreveport is an all suite art deco-style hotel and casino destination resort in Shreveport, Louisiana. Eldorado-Shreveport enjoys high visibility and convenient access from Interstate 20, the major highway that connects the Shreveport market with its feeder markets of Dallas/Ft. Worth and East Texas. Eldorado-Shreveport is managed by Resorts and utilizes the same theme and marketing and operating strategies that have been successfully implemented at Eldorado-Reno.

Eldorado-Shreveport commenced operations on December 20, 2000. Resorts acquired its interest in Eldorado-Shreveport and assumed its role as manager of the property on July 22, 2005. Eldorado-Shreveport consists of a 403-room, all suite hotel and a three-level riverboat dockside casino. The casino contains approximately 59,000 square feet of space with approximately 1,320 slot machines, approximately 50 table games and a poker room with 15 tables. The riverboat casino floats in a concrete and steel basin that raises the riverboat nearly 20 feet above the river. The basin virtually eliminates variation in the water height and allows the boat to be permanently moored to the land-based pavilion. Eldorado-Shreveport’s computerized pumping system is designed to regulate the water level of the basin to a variance of no more than three inches.

The centerpiece of the resort is an approximately 170,000 square foot land-based pavilion housing numerous restaurants and entertainment amenities. An 85-foot wide seamless entrance connects the casino to the land-based pavilion on all three levels resulting in the feel of a land-based casino. The pavilion features a dramatic 60-foot high atrium enabling patrons to see the casino floor from almost anywhere in the pavilion. Other amenities include an award-winning gourmet steakhouse, an expansive buffet, a sports-themed casual diner, a premium players’ club and an entertainment show room. The pavilion also includes a deli and ice cream shop, VIP check-in, a premium quality bar, meeting rooms and a retail store.

Eldorado-Shreveport offers three parking facilities, including two parking lots and an eight-story parking garage located directly across the street and connected to the pavilion by an enclosed walkway. The three parking facilities provide space for approximately 2,000 cars, including valet parking for approximately 340 cars.

Shreveport/Bossier City Market

Eldorado-Shreveport was built next to an existing riverboat gaming and hotel facility formerly operated by Harrah’s Entertainment and now operated by Boyd Gaming. The two casinos form the first and only “cluster” in the Shreveport/Bossier City market, allowing patrons to park once and easily walk between the two facilities. There are currently five casinos and a racino operating in the Shreveport/Bossier City market, which is the largest gaming market in Louisiana. The Shreveport/Bossier City gaming market permits continuous dockside gaming without cruising requirements or simulated cruising schedules, allowing casinos to operate 24 hours a day with uninterrupted access. Based on information published by the state of Louisiana, the five casino operators and racino in the Shreveport/Bossier City market generated approximately $847 million in gaming revenues in 2006, an increase of approximately 4.1% from 2005.

The principal target markets for Eldorado-Shreveport are patrons from the Dallas/Ft. Worth Metroplex and East Texas. There are approximately 7.2 million adults who reside within approximately 200 miles of Shreveport/Bossier City. Eldorado-Shreveport is located approximately 180 miles east of Dallas and can be reached by car in approximately three hours. Flight times are less than one hour from both Dallas and Houston to the Shreveport Regional Airport.

The following table sets forth certain statistical information for the Shreveport/Bossier City market for the years 2002 through 2006 as reported by the Louisiana Gaming Control Board.

	The Shreveport/Bossier City Market
	2006	2005	2004	2003	2002
Gaming Revenues (000’s)(1)	$847,409	$814,229	$835,506	$816,925	$823,492
Gaming Positions (2)(3)	9,179	9,225	9,190	8,782	7,806
Admissions (000’s) (1)	13,689	14,693	16,378	15,399	15,583

(1)	For the twelve months ended December 31 for each period shown.

(2)	As of December 31 for each period shown.

(3)	Calculated from information provided by the Louisiana Gaming Control Board.

Competition

The gaming industry includes land-based casinos, dockside casinos, riverboat casinos, casinos located on Native American reservations and other forms of legalized gaming. There is intense competition among companies in the gaming industry, many of which have significantly greater resources than Resorts has. Certain states have legalized casino gaming and other states may legalize gaming in the future. Legalized casino gaming in these states and on Native American reservations near Resorts’ markets or changes to gaming laws in states surrounding Nevada could increase competition in the Reno market and could adversely affect its operations. Resorts also competes to a lesser extent with gaming facilities in other jurisdictions with dockside gaming facilities, state-sponsored lotteries, on-and-off track pari-mutuel wagering, Internet gaming, card clubs, riverboat casinos and other forms of legalized gambling.

Eldorado-Reno and Silver Legacy compete for customers primarily on the basis of location, range and pricing of amenities and overall atmosphere. Of the 33 casinos currently operating in the Reno market, Eldorado-Reno and Silver Legacy each competes principally with the six other hotel-casinos that, like Eldorado-Reno and Silver Legacy, each generates at least $36 million in annual gaming revenues. One existing hotel/casino has begun construction on announced expansion of its hotel, casino, restaurants and parking facilities along with various other amenities. There have also been other announcements of pending expansion and/or new projects within the Reno market. At this time, Resorts cannot predict the extent to which new and proposed projects will be undertaken or the extent to which current hotel and/or casino space may be expanded in the future nor can it determine the impact they may have on its operations. Resorts expects that any additional rooms added in the Reno market will increase competition for visitor revenue. There can be no assurance that any growth in Reno’s current room base or gaming capacity will not adversely affect Resorts’ financial condition or results of operations. Eldorado-Reno and Silver Legacy also compete with hotel-casinos located in the nearby Lake Tahoe region as well as those in Las Vegas, Nevada. A substantial number of customers travel to both Reno and the Lake Tahoe area during their visits. Consequently, Resorts believes that Eldorado-Reno’s success as well as that of Silver Legacy is influenced to some degree by the success of the Lake Tahoe market. While Resorts does not anticipate a decline in the popularity of either Reno or Lake Tahoe as tourist destination areas in the foreseeable future, any such decline could adversely affect its operations at Eldorado-Reno and Silver Legacy.

Land-based, riverboat, or dockside casino gaming (other than that conducted on Native American-owned land) is currently conducted in 11 states and casino gaming on Native American-owned land is conducted in a number of states, including California, Washington, and Oregon. Resorts’ management believes the Reno market draws over 50% of its visitors from California. In addition to gaming on Native American-owned land, California allows other non-casino style gaming, including pari-mutuel wagering, a state-sponsored lottery, card clubs, bingo, and off-track betting.

On March 7, 2000, California voters approved Proposition 1A which amended the California constitution and legalized “Nevada-style” gaming on Native American reservations. The passage of this amendment has allowed the expansion of existing Native American gaming operations, as well as the opening of new Native American gaming facilities in California. Additionally, numerous tribes have announced that they intend to open gaming facilities. Other tribes are at various stages of planning new or expanded facilities in northern California, including facilities within a one-hour drive of San Francisco or Sacramento. There are approximately 105 federally recognized Native American tribes in California. Based on information provided by the California Gambling Control Commission, Resorts’ management believes approximately 66 Native American tribes currently have compacts with the State of California. Currently there are 57 Native American casinos in operation in the State of California. Most Native American tribes in California currently may operate up to 2,000 slot machines, and up to two gaming facilities may be operated on any one reservation. The number of machines the tribes are allowed to operate may increase as a result of any new or amended compacts the tribes may enter into with the State of California that receive the requisite approvals, such as has been the case with respect to a number of new or amended compacts recently executed and approved. For example, on September 2, 2004, a Sacramento-area casino received approval of amendments to its compact allowing for approximately 800 additional machines which were placed in operation during the fourth quarter of 2004 and increased the number of machines at this property to approximately 2,700. Under action taken by the National Indian Gaming Commission, gaming devices similar in appearance to slot machines, but which are deemed to be technological enhancements to bingo style gaming, are not subject to limits imposed by the State on the number of slot machines and may be used by tribes without state permission.

Many existing Native American gaming facilities in northern California are modest compared to Reno market casinos such as Eldorado-Reno and Silver Legacy. However, some Native American tribes have established large-scale gaming facilities in California and numerous Native American tribes have announced that they are in the process of expanding, developing, or are considering establishing large-scale hotel and gaming facilities in northern California. In particular, a significant new Native American casino located approximately 21 miles northeast of Sacramento opened in June 2003 and offers approximately 2,700 slot machines and approximately 98 table games. Since June 2003, Eldorado-Reno and Silver Legacy have experienced a measurable impact on their operations from this and other northern California facilities, resulting in a negative effect on their overall operating results. While the extent of the future impact cannot be predicted, it could be significant. Resorts’ management believes the greatest impact from Native American gaming establishments to the customer bases at Eldorado-Reno and Silver Legacy is to day-trippers, those patrons whose visit is for one day and does not include an overnight stay. These customers are typically not tracked players, as they tend not to be as loyal a customer as those who visit for more than one day at a time. Day-trippers primarily visit Reno in the second and third quarters when the weather is more favorable.

In April 2007, the California Senate approved amendments to the compacts of five Native American tribes. In June 2007, the California Assembly approved four of these five compacts which increased the number of slot machines permitted to be operated by two of the four tribes from 2,000 to 5,000 each and increased the number that may be operated by each of the other two tribes from 2,000 to 7,500. Management believes that the increase in the number of slot machines permitted to be operated by the four tribes will not significantly impact Eldorado’s and Silver Legacy’s operations since the casinos operated by those tribes are located in southern California. However, similar modifications to the compacts of tribes that operate casinos in central or northern California, where the largest number of slot machines currently permitted to be operated by a tribe is 2,700, could have a material adverse impact on our operations, depending on the number of tribes securing modification of their compacts, the number of additional machines permitted and the locations of the properties utilizing the additional machines.

The competitive impact on Nevada gaming establishments, in general, and Eldorado-Reno and Silver Legacy, in particular, from the continued growth of gaming outside Nevada cannot be determined at this time. However, Resorts’ management believes that the expansion of casino gaming on Native American lands in California, and to a lesser extent in Washington and Oregon, could have a material adverse affect on future operations, depending on the nature, location, and scope of those operations.

The Shreveport/Bossier City gaming market is characterized by intense competition and the market has not grown substantially since Eldorado-Shreveport originally opened as the Hollywood Casino in December 2000. Eldorado-Shreveport competes directly with four casinos, three of which have operated in the Shreveport/Bossier City market for several years and have established customer bases. In May 2003, an existing racetrack, which had been acquired by one of the existing casinos in the market, opened a temporary gaming facility with approximately 900 slot machines. That racetrack completed construction and opened a new permanent facility accommodating approximately 1,400 slot machines in April 2004. Casino gaming is currently prohibited in several jurisdictions from which the Shreveport/Bossier City market draws customers, primarily Texas. Although casino gaming is currently not permitted in Texas, the Texas legislature has from time to time considered proposals to authorize casino gaming. In July 2003, the Chickasaw Nation announced the opening of WinStar Casinos, a Las Vegas-style, 110,000-square-foot gaming facility located in Oklahoma approximately 60 miles north of the Dallas/Fort Worth area. Although gaming in Oklahoma is limited by law to Class II-type games, which games have previously been technologically incapable of offering a similar entertainment experience to Eldorado-Shreveport’s Class III-type games, recent innovations have allowed the Class II-type product to compete much more effectively than in the past. In November 2004, voters in Oklahoma approved several ballot initiatives which, when fully implemented, will (1) allow Class II-type games at three Oklahoma racetracks, the closest of which is approximately 200 miles from the Dallas/Fort Worth area; (2) allow several new electronic gaming devices, including video poker, that are defined as “games of skill” at native-American casinos; and (3) allow certain “player-pooled” table games such as poker and blackjack at native-American casinos. Since Eldorado-Shreveport draws a significant amount of its customers from the Dallas/Fort Worth area, but is located approximately 190 miles from that area, management believes Eldorado-Shreveport will face increased competition from the WinStar Casinos, racetracks and similar types of facilities.

Operations

The primary source of Resorts’ revenues is its properties’ casinos, although their hotels, restaurants, bars, shops and other services are an important adjunct to the casinos. The following table sets forth the respective contributions to Resorts’ net revenues on a dollar and percentage basis of the major activities at Eldorado-Reno and Eldorado-Shreveport for each of the three most recent fiscal years.

	2006		2005		2004
	(Dollars in Thousands)
Revenues:
Casino(1)	$222,774	79.3%	$139,115	72.8%	$87,200	64.1%
Food, Beverage and Entertainment(2)	62,650	22.3%	49,905	26.1%	43,568	32.0%
Hotel(2)	27,032	9.6%	20,570	10.8%	17,047	12.6%
Other(2)	7,707	2.7%	5,877	3.1%	4,682	3.4%

Gross revenues	320,163	113.9%	215,467	112.8%	152,497	112.1%
Less:
Complimentary allowances(2)	(39,088)	(13.9%)	(24,520)	(12.8%)	(16,499)	(12.1%)

Net revenues	$281,075	100.0%	$190,947	100.0%	$135,998	100.0%

(1)	Casino revenues are the net difference between the sums received as winnings and the sums paid as losses.

(2)	Hotel, food, beverage, entertainment and other include the retail value of services which are provided to casino customers and others on a complimentary basis. Such amounts are then deducted as complimentary allowances to arrive at net revenue.

Governmental Regulation

Resorts’ and its subsidiaries’ operations are subject to extensive regulation under laws, rules and supervisory procedures primarily in the jurisdictions where their facilities are located or docked. If additional gaming regulations are adopted in Nevada or Louisiana where their operations are conducted, those regulations could impose restrictions or costs that could have a significant adverse effect on those operations. From time to time, various proposals have been introduced in the legislatures of the two jurisdictions in which Resorts’ and its subsidiaries’ operations are conducted that, if enacted, could adversely affect the tax, regulatory, operational or other aspects of the gaming industry and those operations. Resorts does not know whether or when such legislation will be enacted. Gaming companies are currently subject to significant state and local taxes and fees in addition to normal federal and state corporate income taxes, and such taxes and fees are subject to increase at any time. Any material increase in these taxes or fees could adversely affect Resorts’ and its subsidiaries’ operations.

Some jurisdictions, including the two in which Resorts is licensed, Nevada and Louisiana, empower their regulators to investigate participation by licensees in gaming outside their jurisdiction and require access to periodic reports respecting those gaming activities. Violations of laws in one jurisdiction could result in disciplinary action in other jurisdictions.

Under provisions of gaming laws in jurisdictions in which Resorts has operations, and under the organizational documents of Resorts and its subsidiaries, certain of their securities are subject to restriction on ownership which may be imposed by specified governmental authorities. The restrictions may require a holder of those securities to dispose of the securities or, if the holder refuses, or is unable, to dispose of the securities, the issuer may be required to repurchase the securities.

Assuming the Company is approved by the Nevada and Louisiana gaming authorities to acquire the equity interests in Resorts, it will become subject to extensive regulation by these gaming authorities. See, “Nevada Regulation and Licensing” and “Louisiana Regulation and Licensing”, below.

Nevada Regulation and Licensing

The ownership and operation of casino gaming facilities in Nevada, including the Eldorado-Reno, Silver Legacy, and Tamarack Junction are subject to the Nevada Gaming Control Act (the “Nevada Act”) and regulations promulgated thereunder as well as various local regulations. Resorts’ gaming operations are subject to the licensing and regulatory control of the Nevada Gaming Commission (the “Nevada Commission”), the Nevada State Gaming Control Board (the “Nevada Board”) and various local governmental authorities (collectively, the “Nevada Gaming Authorities”). The laws, regulations and supervisory procedures of the Nevada Gaming Authorities are based upon declarations of public policy that seek to (i) prevent unsavory or unsuitable persons from having any direct or indirect involvement with gaming at any time or in any capacity, (ii) establish and maintain responsible accounting practices and procedures, (iii) maintain effective control over the financial practices of licensees, including establishing minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues, providing reliable recordkeeping and requiring the filing of periodic reports with the Nevada Gaming Authorities, (iv) prevent cheating and fraudulent practices and (v) provide a source of state and local revenues through taxation and licensing fees. Changes in such laws, regulations and procedures could have an adverse effect on gaming operations at Nevada casinos, including the Eldorado-Reno and Sliver Legacy.

Resorts, which owns and operates Eldorado-Reno, is licensed by the Nevada Gaming Authorities and is a corporate licensee (a “Corporate Licensee”) under the terms of the Nevada Act. Resorts is also registered with the Nevada Commission as a holding company in connection with its 96% interest in Eldorado Limited Liability Company, a 50% joint venture partner in Silver Legacy and as a manager and member of Tamarack Junction. Each of Eldorado-Reno, Silver Legacy, and Tamarack Junction are licensed as non-restricted (casino) gaming operations under Nevada law. The gaming licenses held by each of those properties require periodic payments of fees and taxes and are not transferable. Corporate Licensees are required periodically to submit detailed financial and operating reports to the Nevada Commission and furnish any other information that the Nevada Commission may request. No person may become a member of, or receive any percentage of the profits from, Resorts without first obtaining licenses and approvals from the Nevada Gaming Authorities. All of the members of Resorts have obtained the licenses and approvals necessary to own their respective interests in Resorts. Resorts and its affiliated entities have obtained from the Nevada Gaming Authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities at Eldorado-Reno and to own its interests in ELLC, a joint venture partner in Silver Legacy, and its interests in Tamarack Junction.

Prior to the closing of the Resorts Transaction, the Company and its affiliated entities and controlling persons must obtain certain approvals from the Nevada Gaming Authorities. These approvals include the following:

•	the Company must be registered as a publicly traded corporation as that term is defined by the Nevada Act,

•	the Company, VoteCo, Blocker, and AcquisitionCo must be registered as holding or intermediary companies and be found suitable in such capacities, and

•	the VoteCo equityholders must be licensed as members and managers, as applicable, of VoteCo and found suitable as controlling managers, as applicable, of the Company, Blocker, and AcquisitionCo.

In addition, the Nevada Commission must issue a variety of approvals in connection with the Resorts Transaction, including:

•	approval of the disposition of the Resorts 3% equity interest by Carano to AcquisitionCo; and

•	approval of issuance of the 14.47% new membership interest by Resorts and transfer of said interest to AcquisitionCo.

It is anticipated that the Nevada Gaming Authorities will require the Company, VoteCo, Blocker and AcquisitionCo and each such company’s respective members and managers to be found suitable in connection with the Resorts Transaction. While the direct and indirect holders of Class B Membership Units of the Company are not mandatorily required to be found suitable in connection with the Resorts Transaction, they will remain subject to the discretionary authority of the Nevada Commission and can be required to file an application and have their suitability determined, or to dispose of their investment in the Company.

The Company has applied to be registered by the Nevada Commission as a “publicly traded corporation” as that term is defined in the Nevada Act. Following the effectiveness of this Registration Statement, the Company will be deemed a publicly traded corporation under the Nevada Act, even though it is not currently anticipated that any membership units or any other securities of the Company will be listed for trading or trade with any frequency.

The Company, VoteCo, Blocker, and AcquisitionCo have filed applications with the Nevada Gaming Authorities to obtain various registrations, licenses, findings of suitability, approvals and permits required to acquire the Resorts equity interests. In connection with the Company’s, VoteCo’s, Blocker’s and AcquisitionCo’s applications, each of the members of VoteCo has filed an application for approval as a member and as a manager of VoteCo, and Mr. Reeg has additionally filed an application for approvals as Manager of the Company, Blocker, and AcquisitionCo. The Nevada Board’s investigation is underway and continuing. It is currently expected that the applications will be on the agendas of the Nevada Gaming Authorities at or around the effective date of this registration statement. Although the Company believes that it is likely that it and its affiliates will receive the required approvals and licenses, no assurances can be given that such approvals and licenses will be granted or that, if granted, they will be granted on a timely basis. The Company and its affiliates will not be able to consummate the Resorts Transaction until these approvals and licenses are obtained.

No person may become a stockholder of member of, or receive any percentage of the profits of, an intermediary or holding company or gaming licensee without first obtaining licenses and approvals from the Nevada Gaming Authorities. The Nevada Gaming Authorities may investigate any individual who has a material relationship to or material involvement with the Company or its affiliates to determine whether the individual is suitable or should be licensed as a business associate of a gaming licensee. Certain of the officers, managers and key employees of Resorts, the Company, VoteCo, Blocker and AcquisitionCo have been or may be required to file applications with the Nevada Gaming Authorities and are or may be required to be licensed or found suitable by the Nevada Gaming Authorities in connection with the Resorts Transaction. All applications required as of the date of this statement have been filed. However, the Nevada Gaming Authorities may require additional applications and may also deny any application for licensing for any reason which they deem appropriate. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. An applicant for licensing or an applicant for a finding of suitability must pay or must cause to be paid all the costs of the investigation. Changes in licensed positions must be reported to the Nevada Gaming Authorities and, in addition to their authority to deny an application for a finding of suitability or licensing, the Nevada Gaming Authorities have the authority to disapprove changes in a corporate position.

If the Nevada Gaming Authorities were to find an officer, manager or key employee of Resorts, the Company, VoteCo, Blocker or AcquisitionCo unsuitable for licensing or unsuitable to continue having a continuing relationship with any of these entities, the companies involved would have to sever all relationships with such person. The Nevada Gaming Authorities may deny an application for any cause which they deem reasonable. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

If it were determined that the Nevada Act was violated by Resorts, the Company, VoteCo, Blocker or AcquisitionCo, the gaming licenses and approvals they hold could be limited, conditioned, suspended or revoked, subject to compliance with certain statutory and regulatory procedures. In addition, any such violation and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act or of the regulations of the Nevada Commission, at the discretion of the Nevada Commission. Furthermore, the Nevada Commission could appoint a supervisor to operate the Eldorado-Reno, Silver Legacy, or Tamarack Junction and, under specified circumstances, earnings generated during the supervisor’s appointment (except for the reasonable rental value of the premises) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) impact Resorts’ casino revenues and cause the Company to suffer financial loss.

If the Nevada Commission issues an order of registration to the Company (the “Order of Registration”) the Order of Registration may prohibit (1) VoteCo, InvestCo or their respective affiliates from selling, assigning, transferring, pledging or otherwise disposing of Class A Membership Units or Class B Membership Unites of Resorts or any other security convertible into or exchangeable for Class A Membership Units or Class B Membership Units, without the prior approval of the Nevada Commission, and (2) the Company from declaring cash dividends or distributions on any class of membership unit of the Company beneficially owned in whole or in part of InvestCo, VoteCo, or their respective affiliates, without the prior approval of the Nevada Commission. The Order of Registration would become effective upon issuance by the Nevada Commission. The Order of Registration, if obtained, will set forth a description of the Company and its affiliates and intermediary companies and the various gaming licenses and approvals obtained by those entities, together with any conditions and limitations pertaining to such licenses and approvals.

After the Order of Registration is issued, the Company, VoteCo, Blocker and AcquisitionCo will each be required to submit detailed financial and operating reports to the Nevada Gaming Authorities on an ongoing basis. Substantially all material loans, leases, sales of securities and similar financing transactions by the Company, VoteCo, Blocker and AcquisitionCo must be reported to, and in some cases approved by, the Nevada Commission.

Regardless of the number of shares held, any beneficial holder of voting securities issued by the Company may be required to file an application, be investigated and have that person’s suitability as a beneficial holder of voting securities determined if the Nevada Commission has reason to believe that the ownership would otherwise be inconsistent with the declared policies of the State of Nevada. If the beneficial holder of such voting securities who must be found suitable is a corporation, partnership, limited partnership, limited liability company or trust, it must submit detailed business and financial information, including a list of its beneficial owners. The applicant must pay all costs of the investigation incurred by the Nevada Gaming Authorities in conducting any investigation.

The Nevada Act requires any person who individually or in association with others acquires, directly or indirectly, beneficial ownership of more than 5% of the voting securities of a publicly traded corporation registered with the Nevada Commission to report the acquisition to the Nevada Commission, and such person may be required to be found suitable. The Nevada Act requires that each person who, individually or in association with others, acquires, directly or indirectly, beneficial ownership of more than 10% of the voting securities of a publicly traded corporation registered with the Nevada Commission to apply to the Nevada Commission for a finding of suitability within 30 days after the Chairman of the Nevada Board mails written notice to the person requiring such filing. Under certain circumstances, an “institutional investor,” as defined in the Nevada Act, which acquires more than 10%, but not more than 15%, of the voting securities of a registered publicly traded corporation may apply to the Nevada Commission for a waiver of a finding of suitability if the institutional investor holds the voting securities for investment purposes only. Also under certain circumstances, an institutional investor that has obtained a waiver may hold up to 19% of the voting securities of such company for a limited period of time and maintain the waiver. An institutional investor will not be deemed to hold voting securities for investment purposes unless the voting securities were acquired and are held in the ordinary course of business as an institutional investor and not for the purpose of causing, directly or indirectly, the election of a majority of the members of the board of directors of the registered publicly traded corporation, a change in the corporate charter, bylaws, management, policies or operations of the registered publicly traded corporation, or any of its gaming affiliates, or any other action which the Nevada Commission finds to be inconsistent with holding such a company’s voting securities for investment purposes only.

Activities which are not deemed to be inconsistent with holding voting securities for investment purposes only include:

•	voting on all matters voted on by stockholders or interest holders;

•	making financial and other inquiries of management of the types normally made by securities analysts for informational purposes and not to cause a change in management, policies or operations; and

•	other activities that the Nevada Commission may determined to be consistent with such investment intent.

Any person who fails or refuses to apply for a finding of suitability or a license within 30 days after being ordered to do so by the Nevada Commission or the Chairman of the Nevada Board may be found unsuitable. The same restrictions apply to a record owner of equity securities if the record owner, after request, fails to identify the beneficial owner. Any person found unsuitable and who holds, directly or indirectly, any beneficial ownership of the equity securities of a publicly traded corporation registered with the Nevada Commission beyond such period of time as may be prescribed by the Nevada Commission may be guilty of a criminal offense. The Company is subject to disciplinary action if, after it receives notice that a person is unsuitable to be a member or hold a voting security or other equity security issued by the Company or to have any other relationship with the Company, the Company:

•	pays that person any dividend or interest with respect to voting securities of the Company,

•	allows that person to exercise, directly or indirectly, any voting right conferred through securities held by that person,

•	pays remuneration in any form to that person for services rendered or otherwise, or

•

fails to pursue all lawful efforts to require such unsuitable person to relinquish his or her voting securities, including, if necessary, the immediate purchase of said voting securities for cash at fair market value.

The Nevada Commission may, in its discretion, require the holder of any debt or non-voting security of a registered publicly traded corporation to file applications, be investigated, and be found suitable to own the debt or non-voting security of such corporation. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, the registered publicly traded corporation can be sanctioned, including by revocation of its approvals, if without the prior approval of the Nevada Commission, it:

•	pays to the unsuitable person any dividend, interest, or any distribution whatsoever,

•	recognizes any voting right by such unsuitable person in connection with such securities,

•	pays the unsuitable person remuneration in any form, or

•	makes any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transactions.

The Company may not make a public offering of its securities without the prior approval of the Nevada Commission if the securities or the proceeds therefrom are intended to be used to construct, acquire or finance gaming facilities in Nevada, or to retire or extend obligations incurred for such purposes.

After the Order of Registration is issued, changes in control of the Company through merger, consolidation, stock or asset acquisitions, management or consulting agreements, or any act or conduct by a person whereby the person obtains control, may not occur without the prior approval of the Nevada Commission. Entities and person seeking to acquire control of a registered publicly traded corporation must satisfy the Nevada Commission with respect to a variety of stringent standards prior to assuming control of such corporation. The Nevada Commission may also require controlling stockholders, members, partners, officers, directors and other persons having an ownership interest in or a material relationship or involvement with the entity proposing to acquire control to be investigated and licensed as part of the approval process relating to the transaction.

Any person who is licensed, required to be licensed, registered, required to be registered, or under common control with such persons, and who proposes to become involved or is involved in a gaming venture outside of Nevada (“Foreign Gaming”), is required to deposit certain funds with the Nevada Board in order to pay the expenses of investigation of the Nevada Board of their participation in such Foreign Gaming. Thereafter, such persons are required to comply with certain reporting requirements imposed by the Nevada Act. A licensee is also subject to disciplinary action by the Nevada Commission if it knowingly violates any laws of the foreign jurisdiction pertaining to the Foreign Gaming operation, fails to conduct the Foreign Gaming operation in accordance with the standards of honesty and integrity required of Nevada gaming operations, engages in activities or enters into associations that are harmful to the State of Nevada or its ability to collect gaming taxes and fees, or employs, contract with, or associates with, a person in a Foreign Gaming operation who has been denied a license or finding of suitability in Nevada for the reason of personal unsuitability.

Louisiana Regulation and Licensing

In the State of Louisiana, Resorts, through two wholly owned subsidiaries, owns a 76.4% interest in and operates Eldorado-Shreveport. The operation and management of a riverboat casino in Louisiana is subject to extensive state regulation. The Louisiana Riverboat Economic Development and Gaming Control Act, or the Riverboat Act, became effective on July 19, 1991.

The Riverboat Act states, among other things, that certain of the policies of the State of Louisiana are:

1.	to develop a historic riverboat industry that will assist in the growth of the tourism market;

2.	to license and supervise the riverboat industry from the period of construction through actual operation;

3.	to regulate the operators, manufacturers, suppliers and distributors of gaming devices; and

4.	to license all entities involved in the riverboat gaming industry.

The Riverboat Act makes it clear, however, that no holder of a license or permit possesses any vested interest in such license or permit and that the license or permit may be revoked at any time.

In a special session held in April 1996, the Louisiana Legislature passed the Louisiana Gaming Control Act, or the Gaming Control Act, which created the Louisiana Gaming Control Board, or the Gaming Control Board. Pursuant to the Gaming Contract Act, all of the regulatory authority, control and jurisdiction of licensing for riverboats was transferred to the Gaming Control Board. The Gaming Control Board is made up of nine members and two ex-officio members (the Secretary of Revenue and Taxation and the Superintendent of the Louisiana State Police). It is domiciled in Baton Rouge and regulates riverboat gaming, the land-based casino in New Orleans, racetrack slot facilities and video poker. The Attorney General acts as legal counsel to the Gaming Control Board. Any material alteration in the method whereby riverboat gaming is regulated in the State of Louisiana could have an adverse effect on the operations of Eldorado-Shreveport.

The Louisiana Legislature also passed legislation requiring each parish (county) where riverboat gaming is currently authorized to hold an election in order for the voters to decide whether riverboat gaming will remain legal in that parish. Eldorado-Shreveport is located in Caddo Parish, Louisiana, which approved riverboat gaming at the special election held on November 6, 1996.

The Riverboat Act approved the conduct of gaming activities on riverboats, in accordance with the Riverboat Act, on twelve separate waterways in Louisiana. The Riverboat Act allows the Gaming Control Board to issue up to fifteen licenses to operate riverboat gaming projects within the state, with no more than six in any one parish. There are presently fifteen licenses issued and thirteen riverboats currently operating. Two riverboats in other areas of the State are not operational due to recent storms. Pursuant to the Riverboat Act and the regulations promulgated thereunder, each applicant which desired to operate a riverboat casino in Louisiana was required to file a number of separate applications for a Certificate of Preliminary Approval, all necessary gaming licenses, and a Certificate of Final Approval. No final Certificate was issued without all necessary and property certificates from all regulatory agencies, including the U.S. Coast Guard, the U.S. Army Corps of Engineers, local port authorities and local levee authorities.

Eldorado-Shreveport, as operated by Resorts’ subsidiaries, received its license and related approvals in July 2005. This license is subject to periodic renewal and is subject to certain general operational conditions. The property was formerly operated and licensed as the Hollywood Casino Shreveport.

Resorts and certain of its members, officers, and certain of its key personnel were found suitable to operate riverboat gaming in the State of Louisiana. New members, officers, and certain key employees associated with gaming must also be found suitable by the Gaming Control Board prior to working in gaming-related areas. These approvals may be immediately revoked for a number of causes as determined by the Gaming Control Board. The Gaming Control Board may deny any application for a certificate, permit or license for any cause found to be reasonable by the Gaming Control Board. The Gaming Control Board has the authority to require Resorts to sever its relationships with any persons for any cause deemed reasonable by the Gaming Control Board or for the failure of that person to file necessary applications with the Gaming Control Board.

The State of Louisiana imposes a gaming tax equal to 21.5% of the net gaming proceeds generated by the Louisiana Partnership. Additionally, each local government may charge a boarding fee or admissions tax. Eldorado-Shreveport currently pays admission taxes of 4.75% of its adjusted gross receipts to various local governmental bodies. Any increase in these fees or taxes could have a material and detrimental effect on the operations of Eldorado-Shreveport.

At any time, the Gaming Control Board may investigate and require the finding of suitability of any member, beneficial owner, or officer of Resorts or of any of its subsidiaries. The Gaming Control Board requires all holders of more than a 5% interest in the license holder (regardless of whether the interest is a voting or non-voting interest) to submit to suitability requirements. Additionally, if a member or beneficial owner who must be found suitable is a corporate, limited liability company, or partnership entity, then the shareholders, members, or partners of the entity must also submit to investigation. The sale or transfer of more than a 5% interest in any riverboat is subject to Gaming Control Board approval.

Pursuant to the regulations promulgated by the Gaming Control Board, all licensees are required to inform the Gaming Control Board of all debt, credit, financing and loan transactions, including the identity of debt holders. Resorts’ subsidiaries that own Eldorado-Shreveport are subject to these regulations. In addition, the Gaming Control Board, in its sole discretion, may require the holders of such debt securities to file applications and obtain suitability certificates from the Gaming Control Board. Additionally, if the Gaming Control Board finds that any holder exercises a material influence over the gaming operations, a suitability certificate will be required. If the Gaming Control Board determines that a person is unsuitable to own such a security or to hold such an indebtedness, the Gaming Control Board may propose any action which it determines proper and necessary to protect the public interest, including the suspension or revocation of the license. The Gaming Control Board may also, under the penalty of revocation of license, issue a condition of disqualification naming the person(s) and declaring that such person(s) may not:

•	receive dividends or interest in debt or securities;

•	exercise directly or through a nominee a right conferred by the securities or indebtedness;

•	receive any remuneration from the licensee;

•	receive any economic benefit from the licensee; or

•	continue in an ownership or economic interest in a licensee or remain as a member, beneficial owner, officer, or partner of a licensee.

Any violation of the Riverboat Act or the rules promulgated by the Gaming Control Board could result in substantial fines, penalties (including a revocation of the license), and criminal actions. Additionally, all licenses and permits issued by the Gaming Control Board are revocable privileges and may be revoked at any time by the Gaming Control Board.

Internal Revenue Service Regulations

The Internal Revenue Service requires operators of casinos located in the United States to file information returns for U.S. citizens, including names and addresses of winners, for keno, bingo and slot machine winnings in excess of stipulated amounts. The Internal Revenue Service also requires operators to withhold taxes on some keno, bingo and slot machine winnings of nonresident aliens. Resorts is unable to predict the extent, to which these requirements, if extended, might impede or otherwise adversely affect operations of, and/or income from, the other games.

Regulations adopted by the Financial Crimes Enforcement Network of the Treasury Department and the Nevada Gaming Authorities require the reporting of currency transactions in excess of $10,000 occurring within a gaming day, including identification of the patron by name and social security number. This reporting obligation began in May 1985 and may have resulted in the loss of gaming revenues to jurisdictions outside the United States which are exempt from the ambit of these regulations.

Other Laws and Regulations

The sale of alcoholic beverages at Eldorado-Reno, Eldorado-Shreveport and Silver Legacy are subject to licensing, control and regulation by applicable local regulatory agencies. All licenses are revocable and are not transferable. The agencies involved have full power to limit, condition, suspend or revoke any license, and any disciplinary action could, and revocation would, have a material adverse effect upon Resorts’ operations.

Eldorado-Reno, Eldorado-Shreveport and Silver Legacy are subject to extensive state and local regulations and, on a periodic basis, must obtain various licenses and permits, including those required to sell alcoholic beverages. Resorts believes that it has obtained all required licenses and permits and that its business is conducted in substantial compliance with applicable laws.

Environmental Matters

As is the case with any owner or operator of real property, Resorts is subject to a variety of federal, state and local governmental regulations relating to the use, storage, discharge, emission and disposal of hazardous materials. Federal, state and local environmental laws and regulations also impose liability on potentially responsible parties, including the owners or operators of real property, to clean up, or contribute to the cost of cleaning up, sites at which hazardous wastes or materials were disposed of or released. Resorts does not have environmental liability insurance to cover such events.

In 1998 Silver Legacy received reimbursement and indemnification from Chevron Company USA of $750,000 for petroleum contamination identified on Silver Legacy property. In addition, reimbursement for some of the expenditures has been, and further reimbursement may be, obtained from the State of Nevada Petroleum Fund which has been established to reimburse parties for costs incurred in clean-up of underground storage tank related contamination. In 2005 Resorts demolished two motels it owned across the street from and west of Eldorado-Reno. It was determined that contamination of the soil existed and Resorts sought and received reimbursement from the State of Nevada Petroleum Fund for expenditures of approximately $20,000 incurred in the clean-up relating to the contamination.

Groundwater in the vicinity of Eldorado-Reno property is also contaminated by a chlorinated solvent known as perchloroethylene or “PCE.” This contaminant is widespread in the Reno/Sparks area. The Central Truckee Meadows Remediation District, encompassing much of the cities of Reno and Sparks, was established pursuant to state legislation to address this contamination. The Central Truckee Meadows Remediation District is managed by Washoe County under the direction of the Nevada Division of Environmental Protection, and is currently conducting investigations and developing a remediation plan. Funding for the Central Truckee Meadows Remediation District is provided through assessments to water customers which are calculated on the basis of water use. The annual assessment to Eldorado-Reno is currently $177, plus an additional sum based on the amount of water used, which in its most recent annual assessment amounted to approximately $14,800. It is possible that additional assessments may be made against properties that receive special benefits from the Central Truckee Meadows Remediation District, such as clean-up of contamination affecting a specific parcel. The legislation implementing this program exempts property owners who did not cause or contribute to the contamination from civil and criminal liability for the cost of remediation and any related damages, except to the extent of unpaid assessments. Resorts does not believe that Eldorado-Reno has contributed to this solvent contamination, however, Resorts expect that Eldorado-Reno will be required to allow the Central Truckee Meadows Remediation District access to its property for continued investigation.

Asbestos has been determined to be present in the acoustic ceilings of approximately 216 of Eldorado-Reno’s older hotel rooms. Removal of the asbestos will be required only in the event of the demolition of the affected rooms or if the asbestos is otherwise disturbed. Management currently has no plans to renovate or demolish the affected rooms in a manner that would require removal of the asbestos at this time.

The possibility exists that additional contamination, as yet unknown, may exist at Eldorado-Reno or Silver Legacy. In all cases, however, Resorts believes that any such contamination would have arisen from activities of prior owners or occupants, or from offsite sources and not as a result of any of its actions or operations. Resorts does not believe that its expenditures for environmental investigations or remediation will have a material adverse effect on its financial condition or results of operations.

In addition to the annual assessments referred to above, Resorts has expended approximately $931,000 in connection with environmental matters from January 1, 1993 through December 31, 2006, of which approximately $17,000 was expended during 2006. Approximately $171,000 was expended in 2005 primarily due to the aforementioned demolition of two motels, both of which contained asbestos, in order to provide a surface parking lot.

Seasonality

Hotel/casino operations in the Reno market are subject to seasonal variation, with the strongest operating results generally occurring in the third quarter of each year and the weakest results generally occurring during the period from November through February. Variations occur when weather conditions make travel to Reno by visitors from northern California and the Pacific Northwest difficult.

Hotel/casino operations in the Shreveport/Bossier City market are subject to slight seasonal variations, with the strongest operating results generally occurring in the first quarter of each year and the weakest results generally occurring during the fourth quarter. Results at Eldorado-Shreveport during 2006 and 2005 varied from the historic pattern due to uncertainties prior to the early third quarter 2005 confirmation of the plan of reorganization pursuant to which two wholly owned subsidiaries of Resorts acquired, in the aggregate, a 76.4% interest in the Louisiana Partnership and the operating and physical changes at Eldorado-Shreveport subsequent to the change in ownership.

Employees

As of June 30, 2007, there were approximately 1,881 employees at Eldorado-Reno and approximately 1,442 employees at Eldorado-Shreveport. At that date there were approximately 2,262 employees at Silver Legacy. A substantial majority of the employees at each property are nonmanagement personnel. The number of people employed at any time at either property is subject to seasonal fluctuation. None of the employees at Eldorado-Reno, Eldorado-Shreveport or Silver Legacy are covered by a collective bargaining agreement. Resorts believes that employee relations at Eldorado-Reno, Eldorado-Shreveport and Silver Legacy are excellent.

Reports to Security Holders

The Company is filing this registration statement voluntarily. The Company is not required to file this registration statement pursuant to the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the rules and regulations promulgated thereunder.

Following effectiveness of this registration statement, the Company will be required to file annual, quarterly and other current reports and information with the Securities and Exchange Commission which it expects to do. You may read and copy any materials filed by the Company with the Securities and Exchange Commission at its Public Reference Room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Securities and

Exchange Commission at 1-800-SEC-0330. The Company’s filings are also available to the public from commercial document retrieval services and at the World Wide Web site maintained by the Securities and Exchange Commission at http://www.sec.gov.

ITEM 2.	MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

The Company

Overview

The following management discussion and analysis relates to the Company financial statements and notes thereto included elsewhere in this registration statement.

The Company and its subsidiaries were formed as legal entities in January 2007 for the primary purpose of holding equity, directly or indirectly through affiliates, in one or more entities related to the gaming industry, and to exercise the rights, and manage the distributions received, in connection with those holdings and has incurred costs (primarily professional fees) in connection with the Purchase Agreement our affiliate, AcquisitionCo, has entered into to acquire a 17.0359% interest in Resorts (see note to the Company’s consolidated financial statements included in this registration statement), including applications by the Company and certain of its subsidiaries and beneficial owners for licensure with gaming regulatory authorities in Nevada and Louisiana.

The financial statements presented reflect the activity of the Company’s only asset, the investments associated with Resorts, which consist principally of bonds and preferred securities, since the date the bonds were first acquired by Newport Global in August 2006. The related statements of operations reflect the interest earned by Newport Global associated with the Resorts investment since August 2006 and any other direct expenses associated with the Resorts proposed transaction.

The Company has had no revenue generating business since inception and its current business plan consists primarily of its pending acquisition of a 17.0359% equity interest in Resorts. Its only operations have consisted of interest income earned on certain notes receivable and nominal administrative expenses.

Liquidity and Capital Resources

During the period from inception (August 1, 2006) through June 30, 2007, the Company incurred costs associated with the Resorts Purchase Agreement totaling approximately $0.2 million. These costs were paid for by Member contributions. During the six months ending December 31, 2007, the Company expects to incur additional costs of approximately $0.3 million associated with the Resorts Purchase Agreement. These costs will be financed by Member contributions.

In order to consummate the closing of the Resorts transaction, the Company will need to obtain the requisite approvals from the applicable gaming authorities in Nevada and Louisiana. During the period from inception (August 1, 2006) through June 30, 2007, the Company incurred costs associated with obtaining gaming and related licenses in Nevada and Louisiana totaling $0.3 million and $0.1 million, respectively. During the six months ending December 31, 2007, the Company expects to incur additional costs of obtaining licenses in Nevada and Louisiana. These costs will also be financed by Member contributions.

Critical Accounting Estimates and Policies

Although the Company’s consolidated financial statements necessarily make use of certain accounting estimates by management, at this time, the Company’s management believes no matters are the subject of such estimates that are so highly uncertain or susceptible to change as to present a significant risk of a material impact on its financial condition or results of operations. Moreover, the Company does not now employ any critical accounting policies that are selected from among available alternatives or require the exercise of significant management judgment to apply.

ELDORADO RESORTS LLC

The terms “we”, “us” and “our”, as used in the following management’s discussion and analysis refer to Eldorado Resorts LLC and its consolidated subsidiaries as a combined entity except where the context otherwise requires. When we use the term “Resorts” it refers only to Eldorado Resorts LLC. These terms, as used in this management’s discussion and analysis, do not include our unconsolidated joint ventures unless the context otherwise requires.

Overview

Resorts, which was formed in June 1996, owns and operates the Eldorado Hotel & Casino (the “Eldorado-Reno”), a premier hotel/casino and entertainment facility in Reno, Nevada and manages Eldorado Casino Shreveport, a 76.4% owned all suite art deco-style hotel and a tri-level riverboat dockside casino complex situated on the Red River in Shreveport, Louisiana (the “Eldorado-Shreveport”). Resorts’ 96% owned subsidiary, Eldorado Limited Liability Company, a Nevada limited liability company (“ELLC”), owns a 50% interest in a general partnership (the “Silver Legacy Joint Venture”) which owns the Silver Legacy Resort Casino (the “Silver Legacy”), a major, themed hotel/casino located adjacent to Eldorado-Reno. Resorts also owns a 21.25% interest in Tamarack, a small casino in south Reno.

Eldorado Capital Corp., a wholly owned subsidiary of Resorts (“Eldorado Capital”) was established solely for the purpose of serving as a co-issuer of 10 1/2% Senior Subordinated Notes due 2006 issued by Resorts and Eldorado Capital (the “10 1/2% Notes”). Eldorado Capital also served as a co-issuer of 9% senior notes due 2014 issued by Resorts and Eldorado Capital on April 20, 2004 (the “9% Notes”). Eldorado Capital holds no significant assets and conducts no business activity.

Two newly-formed Nevada limited liability companies wholly owned by Resorts, Eldorado Shreveport #1, LLC (“ES#1”) and Eldorado Shreveport #2, LLC (“ES#2” and, collectively with ES#1, the “Investors”), Resorts and Hollywood Casino Shreveport, a then unaffiliated Louisiana general partnership (the “Louisiana Partnership”), entered into an Investment Agreement dated as of October 18, 2004 (the “Investment Agreement”) pursuant to which the Investors agreed to acquire a controlling general partnership interest (representing all of the voting interests) in the Louisiana Partnership, which owns and operates Eldorado-Shreveport. Pursuant to a Joint Plan of Debtors and Bondholders Committee (the “Plan”) confirmed by the United States Bankruptcy Court, Western District of Louisiana, Shreveport Division (Case No. 04-13259), on July 22, 2005, ES#1 and ES#2 acquired 74% and 1%, respectively, of the partnership interests of the Louisiana Partnership, representing all of the voting partnership interests of the Louisiana Partnership, for $5.0 million in cash. On the same date, ES#1, the managing general partner of the Louisiana Partnership, also acquired 55,006 shares of the common stock of Shreveport Gaming Holdings, Inc., an unaffiliated Delaware corporation which then owned a 25% non-voting partnership interest in the Louisiana Partnership (“SGH”), for $1,266,667 and exercised its option to convert the shares into (i) an additional 1.4% non-voting partnership interest in the Louisiana Partnership and (ii) the right to distributions by the Louisiana Partnership in respect of $1.12 million of the “Preferred Capital Contribution Amount” and the “Preferred Return” in respect of such Preferred Capital Contribution Amount (each as defined in the Louisiana Partnership’s Fifth Amended and Restated Partnership Agreement). Pursuant to the Plan, on July 21, 2005, the Louisiana Partnership and its wholly owned subsidiary, Shreveport Capital Corporation, a Louisiana corporation (“Shreveport Capital” and collectively with the Louisiana Partnership, the “Shreveport Issuers”) co-issued $140 million aggregate principal amount of 10% First Mortgage Notes due

2012 (the “New Shreveport Notes”) and the Shreveport Issuers’ previously outstanding $150 million aggregate principal amount of 13% First Mortgage Notes due 2006 with Contingent Interest and $39 million aggregate principal amount of 13% Senior Secured Notes due 2006 with Contingent Interest were cancelled. Resorts acquired ES#1 and ES#2 from Donald L. Carano and Gary L. Carano for $2.0 million, representing their cost, pursuant to a membership units option agreement dated September 28, 2004, by and among Donald L. Carano, Gary L. Carano and Resorts. The membership interests in ES#1 and ES#2 were originally held by Donald L. Carano and Gary L. Carano because it was anticipated that the Shreveport transactions would be consummated prior to Resorts’ receipt of the requisite approvals it would need from the Louisiana Gaming Control Board in order to acquire an interest in the Louisiana Partnership. As of June 30, 2007, Resorts’ investment in ES#1 and ES#2, including the consideration paid for the acquisition of the membership interests in these entities and additional capital contributions, totaled $6.3 million.

Resorts accounts for its investment in the Silver Legacy Joint Venture, Tamarack and MindPlay (an entity which sold all of its assets in February 2004) utilizing the equity method of accounting. Resorts’ consolidated net income (loss) includes its proportional share of the net income (loss) of the Silver Legacy Joint Venture, Tamarack and MindPlay.

General

The following management discussion and analysis relates to Resorts’ consolidated financial statements and the notes thereto included elsewhere in this registration statement. These financial statements reflect the operating activities of Eldorado-Shreveport from the date of acquisition, July 22, 2005 (the “Effective Date”), through June 30, 2007. Resorts’ financial statements are not consolidated with the financial statements of the Company and are included herein, along with the following discussion, to assist investors in understanding the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Critical Accounting Policies

Our discussion and analysis of our results of operations and financial condition that follows are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Because of the uncertainty inherent in these matters, there is no assurance that actual results will not differ from our estimates used in applying the following critical accounting policies.

Property and Equipment and Other Long-Lived Assets

Property and equipment is recorded at cost and is depreciated over its estimated useful life. Judgments are made in determining estimated useful lives and salvage values of these assets. The accuracy of these estimates affects the amount of depreciation expense recognized in our financial results and whether we have a gain or loss on the disposal of assets. We review depreciation estimates and methods as new events occur, more experience is acquired, and additional information is obtained that would possibly change our current estimates. In accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An estimate of undiscounted future cash flows produced by the asset is compared to its carrying value to determine whether an impairment exists. If it is determined that the asset is impaired based on expected future cash flows, a loss, measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, would be recognized. At December 31, 2006 and June 30, 2007, no events or changes in circumstances indicated that the carrying values of our long-lived assets may not be recoverable.

Resorts’ intangible assets include our gaming license and customer relationships. We have assigned a value of $19.7 million to our gaming license to operate in Louisiana. Our operations are dependent on the Louisiana Partnership’s continued licensing by the Louisiana Gaming Control Board. In assessing the recoverability of the carrying value of our license, we must make assumptions regarding future cash flows, gaming taxes and the costs of continued licensing. If these estimates or the related assumptions change in the future, we may be required to record impairment losses with respect to this asset. Such impairment loss would be recognized as a non-cash component of operating income.

Resorts’ has assigned a value of $2.0 million to its customer relationships in Louisiana, which are being amortized on a straight-line basis over a five-year period. In assessing the recoverability of the carrying value of our customer relationships, we must make assumptions regarding future cash flows and the pattern of customer visits. If these estimates or the related assumptions change in the future, we may be required to record impairment losses with respect to this asset. Such impairment loss would be recognized as a non-cash component of operating income.

Reserve for Uncollectible Accounts Receivable

We reserve an estimated amount for receivables that may not be collected. Methodologies for estimating bad debt reserves range from specific reserves to various percentages applied to aged receivables. Historical collection rates are considered, as are customer relationships, in determining specific reserves. As with many estimates, management must make judgments about potential actions by third parties in establishing and evaluating our reserves for bad debts.

Self Insurance Reserves

Eldorado-Reno and Eldorado-Shreveport are self insured for their group health and workmen’s compensation programs. We utilize historical claims information provided by our third party administrators to make estimates for known pending claims as well as claims that have been incurred, but not reported as of the balance sheet date. In order to mitigate our potential exposure, we have an individual claim stop loss policy on our group health claims and an aggregate stop loss policy on our workmen’s compensation claims. If we become aware of significant claims or material changes affecting our estimates, we would increase our reserves in the period in which we made such a determination and record the additional expense.

Players’ Club Point Liability

Our players’ club allows customers to earn “points” based on the volume of their gaming activity. Under the terms of our program, these points are redeemable for certain complimentary services, at their discretion, including rooms, food, beverage, retail and entertainment tickets. We accrue the expense for unredeemed complimentaries, after consideration of estimated breakage, as they are earned. The value of the cost to provide the complimentaries is expensed as earned and is included in casino expense on our consolidated income statement. To arrive at the estimated cost associated with our players’ club, estimates and assumptions are made regarding incremental marginal costs of the benefits, breakage rates and the mix of goods and services for which the points will be redeemed. We use historical data to assist in the determination of estimated accruals.

Litigation, Claims and Assessments

We utilize estimates for litigation, claims and assessments. These estimates are based on our knowledge and experience regarding current and past events, as well as assumptions about future events. If our assessment of such a matter should change, we may have to change the estimates, which may have an adverse effect on our financial position, results of operations or cash flows. Actual results could differ from these estimates.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value at specified election dates and to subsequently report in earnings any unrealized gains and losses on items for which the fair value option was elected. SFAS No. 159 will be effective as of the beginning of a company’s first fiscal year that begins after November 15, 2007. Management has not yet determined the effect, if any, that SFAS No. 159 will have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An amendment of FASB Statements No. 87, 88, 106, and 132(R),” which requires an employer to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. This statement is effective December 31, 2006. The new standard had no effect on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which defines fair value in accounting principles generally accepted in the United States of America and expands disclosures about fair value measurements. This statement is effective for fiscal years beginning after November 15, 2007. Management has not yet determined the effect, if any, that SFAS No. 157 will have on our consolidated financial statements.

In June 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-3 (“EITF 06-3”), “Disclosure Requirements for Taxes Assessed by a Governmental Authority on Revenue-Producing Transactions.” The consensus allows companies to choose between two acceptable alternatives based on their accounting policies for transactions in which the company collects taxes on behalf of a governmental authority, such as sales taxes. The gross method accounts for taxes collected as a component of sales revenue with an offsetting expense, whereas the net method presents sales revenue reduced by the amount of taxes collected. EITF 06-3 further states that if the gross method is used and if the amount of such taxes is significant, the tax amount should be disclosed. If the amount of taxes is significant, this guidance is to be applied retrospectively for all periods presented for interim and annual reporting beginning February 1, 2007. We have historically presented sales net of tax collected and do not intend to change our policy; accordingly, we do not expect the adoption of EITF 06-3 to have a material effect on our consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to irrevocably account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after December 31, 2006. We do not currently have any financial instruments that meet the criteria specified under SFAS No. 155 and do not expect the adoption of SFAS 155 to have a material effect on our consolidated financial statements.

In July 2005, the FASB issued Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes,” which clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 provides guidance on, among other things, the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Resorts and each of its operating subsidiaries are limited liability companies or partnerships and their tax attributes, including income and expense items, are passed through to our members and partners, respectively. Accordingly, this standard will not have an impact on our consolidated financial statements.

Factors Impacting Operating Trends

Our marketing strategy is designed to take advantage of our proximity to the large population base of the greater San Francisco, Sacramento and Dallas/Ft. Worth metropolitan areas and other major markets by targeting the local day-trip market and by utilizing our hotel rooms to expand our patron mix to include overnight visitors. We also coordinate our restaurant and entertainment promotions to encourage overnight stays. By utilizing the data in our casino information systems, we are able to identify our premium patrons, encourage their participation in our casino player’s card program and design promotions and special events to target this market.

Expansion of Native American Gaming

A significant portion of Resorts’ revenues and operating income are generated from patrons who are residents of northern California and northern Texas, and as such, our operations have been adversely impacted by the growth in Native American gaming in northern California and, to a lesser extent, in Oklahoma. In addition to existing gaming facilities, several Native American tribes have announced that they are in the process of developing or are considering establishing large-scale gaming facilities in northern California. Management believes the greatest impact from Native American gaming to Resorts’ customer base is to its day-trippers, those patrons whose visit is for one day and does not include an overnight stay. These customers are typically not tracked players, as they tend not to be as loyal a customer as those who visit for more than one day at a time.

Most Native American tribes in California currently may operate up to 2,000 slot machines, and up to two gaming facilities may be operated on any one reservation. The number of machines the tribes are allowed to operate may increase as a result of any new or amended compacts the tribes may enter into with the State of California that receive the requisite approvals, such as has been the case with respect to a number of new or amended compacts that have been executed and approved. For example, in September 2004, the Thunder Valley Casino received approval of amendments to its compact allowing for approximately 800 additional machines which were placed in operation during the fourth quarter of 2004 and increased the number of machines at this property to approximately 2,700.

In April 2007, the California Senate approved amendments to the compacts of five Native American tribes. In June 2007, the California Assembly approved four of these five compacts which increased the number of slot machines permitted to be operated by two of the four tribes from 2,000 to 5,000 each and increased the number that may be operated by each of the other two tribes from 2,000 to 7,500 each. Management believes that the increase in the number of slot machines permitted to be operated by the four tribes will not significantly impact Eldorado’s and Silver Legacy’s operations since the casinos operated by those tribes are located in southern California. However, similar modifications to the compacts of tribes that operate casinos in central or northern

California, where the largest number of slot machines currently permitted to be operated by a tribe is 2,700, could have a material adverse impact on our operations, depending on the number of tribes securing modification of their compacts, the number of additional machines permitted and the locations of the properties utilizing the additional machines.

We believe the continued growth of Native American gaming establishments, including the addition of hotel rooms and other amenities, could continue to place additional competitive pressure on our operations. While we cannot predict the extent of any future impact, it could be significant.

Although casino gaming is currently not permitted in Texas, the Texas legislature has from time to time considered proposals to authorize casino gaming. In July 2003, the Chickasaw Nation announced the opening of WinStar Casinos, a Las Vegas-style, 110,000-square-foot gaming facility located in Oklahoma approximately 60 miles north of the Dallas/Fort Worth area. Although gaming in Oklahoma is limited by law to Class II-type games, which games have previously been technologically incapable of offering a similar entertainment experience to our Class III-type games, recent innovations have allowed the Class II-type product to compete much more effectively than in the past. In November 2004, voters in Oklahoma approved several ballot initiatives which, when fully implemented, will (1) allow Class II-type games at three Oklahoma racetracks, the closest of which is approximately 200 miles from the Dallas/Fort Worth area; (2) allow several new electronic gaming devices, including video poker, that are defined as “games of skill” at native-American casinos; and (3) allow certain “player-pooled” table games such as poker and blackjack at native-American casinos. Since Eldorado-Shreveport draws a significant amount of its customers from the Dallas/Fort Worth area, but is located approximately 190 miles from that area, we believe we will continue to face increased competition at Eldorado-Shreveport from the WinStar Casinos and similar types of facilities in the markets from which Eldorado-Shreveport draws its customers.

Severe Weather

Eldorado-Reno’s operations are subject to seasonal variation, with the weakest results generally occurring during the winter months. Variations occur when weather conditions make travel to Reno by visitors from northern California, our main feeder market, difficult. From January through April of 2005, our region experienced extremely poor weather, including 100-year record snowfall. In addition, our New Year’s Eve, which historically generates significant revenues, was negatively impacted by highway road closures due to flooding during the last week in December 2005. During March 2006, northern California experienced record rainfall causing flooding and mudslides which caused several highway closures. As a result, there was a significant adverse affect on our hotel occupancy and slots, table games, and restaurant volume during these months.

Major Bowling Tournament in the Reno Market

In 2007, the United States Bowling Congress (“USBC”) Open Tournament began in mid-February and continued through June. Both men and women bowlers participated in the USBC Open Tournament which attracted approximately 80,000 bowlers to the Reno market during the tournament period. In 2006, the USBC Women’s Tournament took place from mid-March through the first week of July and brought approximately 50,000 bowlers to downtown Reno. The absence of a major bowling tournament during the first half of 2005 negatively impacted our non-gaming revenues, and to a lesser extent our casino revenues during that period. The National Bowling Stadium, located one block from Eldorado-Reno, is one of the largest bowling complexes in North America and has been selected to host multi-month tournaments in Reno two of every three years through 2018. Historically, these bowling tournaments have attracted a significant number of visitors to the Reno market and have benefited the downtown area.

Other Factors Affecting Results of Operations

Our operating results are highly dependent on the volume of customers visiting and staying at our resorts. Key volume indicators include table games drop and slot handle, which refer to amounts wagered by our customers. The amount of volume we retain, which is not fully controllable by us, is recognized as casino revenues and is referred to as our win or hold. In addition, hotel occupancy and price per room designated by average daily rate (“ADR”) are key indicators for our hotel business.

Summary Financial Results

Net Revenues

The following table highlights the results of our operations (dollars in thousands):

	Year ended December 31, 2006	Percent Change	Year ended December 31, 2005	Percent Change	Year ended December 31, 2004	Six Months ended June 30, 2007	Percent Change	Six Months ended June 30, 2006
Net revenues	$281,075	47.2%	$190,947	40.4%	$135,998	$140,076	4.6%	$133,916
Operating expenses	255,015	42.5%	178,930	42.0%	126,006	127,940	2.7%	124,581
Equity in income (loss) of unconsolidated affiliates	5,614	159.1%	2,166	(63.7%)	5,963	3,688	81.5%	2,032
Loss on sale/disposition of long-lived assets	(11)	(99.1%)	(1,226)	0.0%	—	(2,128)	0.0%	—
Operating income	31,663	144.4%	12,957	(18.8%)	15,955	13,696	20.5%	11,367
Net income (loss)	6,978	411.8%	(2,238)	(130.3%)	7,388	1,336	236.3%	(980)

Net Revenues. Resorts’ increase in net revenues for the six months ended June 30, 2007 compared to the same period in 2006 was due to positive gains among all revenue segments in the 2007 period. During the 2007 period, Eldorado-Reno was able to achieve growth in these areas primarily as a result of the escalated visitor traffic generated in downtown Reno by the previously discussed USBC Open Tournament. This tournament began in mid-February of 2007 while the 2006 USBC Women’s Tournament did not commence until mid-March. Management feels that record rainfall in March 2006 in northern California also limited the number of Eldorado-Reno’s and Silver Legacy’s customers who visited the Reno area in the 2006 period. Eldorado-Shreveport also experienced increases among all revenue segments in the 2007 period due to increased customer volume.

The increase in net revenues for the year ended December 31, 2006 compared to the year ended December 31, 2005 was due the acquisition of Eldorado-Shreveport on July 22, 2005, which in 2005 accounted for $53.5 million of the net revenues since the July 22, 2005 acquisition and $144.2 million in 2006. As a result of the acquisition, all revenues increased, but in particular we experienced a large jump in casino revenues. The increase in net revenues for the year ended December 31, 2005 compared to the year ended December 31, 2004 was due to increased casino revenues as a result of approximately five months of operations at Eldorado-Shreveport.

Throughout the first quarter of 2005, and in particular January 2005, the Reno area along with the Sierra Nevada Mountains experienced record snowfall which severely limited the ability of a large number of Eldorado-Reno’s and Silver Legacy’s customers in northern California who rely on Interstate 80 to drive to Reno. Management believes that record rainfall in March 2006 in northern California also limited the number of Eldorado-Reno’s and Silver Legacy’s customers who visited the Reno area. Along with the severe weather conditions, we believe revenues were negatively impacted in the Reno area by the previously discussed growth in Native American gaming in northern California and the absence of a major bowling tournament in Reno in 2005. Management also believes the steep increase in gasoline prices had a negative effect on our customers, most of whom travel to Reno and Shreveport by car.

While we experienced an increase in net revenues for the year ended December 31, 2005, primarily due to the acquisition of Eldorado-Shreveport, Eldorado-Reno casino volume decreased as compared to the same period in 2004. During the first six months of 2005, Eldorado-Reno experienced a table game drop increase of 0.5% while slot handle decreased 7.3% as Reno was affected by poor weather and the absence of a major bowling tournament. In the second half of 2005, Eldorado-Reno experienced a slot handle decrease of 2.5% while table games drop decreased 0.7%, as compared to the same period in 2004.

Management believes that Resort’s new ticket-in ticket-out slot machines (which represented approximately 94% of the total machines in use at Eldorado-Reno and Eldorado-Shreveport as of December 31, 2006) on our updated casino floors, along with our enhanced complimentary programs and Eldorado-Reno’s remodeled rooms, will be significant contributing factors to our effort to maintain our loyal customer bases while we aggressively target local customers.

Equity in Income of Unconsolidated Affiliates. Earnings from Resorts’ unconsolidated affiliates, the Silver Legacy Joint Venture and Tamarack, increased approximately $1.7 million for the six months ended June 30, 2007 as compared to the same period in 2006. The increase in equity in income of the Silver Legacy Joint Venture was approximately $1.4 million for the six months ended June 30, 2007, as compared to the same period in 2006, as net revenues rose due to positive gains among all revenue segments in the 2007 period. The Silver Legacy Joint Venture also was favorably impacted by higher average daily rates in the hotel in conjunction with lower casino departmental expenses, as a percentage of revenues, which resulted in improved profit margins in 2007. Equity in income in Tamarack increased approximately $267,000, due to increased slot revenues for the six months ended June 30, 2007.

Earnings from Resorts’ unconsolidated affiliates for the year ended December 31, 2006, increased approximately $3.3 million as compared to 2005. For the year ended December 31, 2006, equity in income of the Silver Legacy Joint Venture increased approximately $2.9 million as compared to 2005 as net revenues increased at the Silver Legacy due to increases in casino and room revenues, and to a lesser extent, increased food and beverage revenues. Increased convention business along with incremental visitation to the downtown Reno area generated by the USBC Tournament were the main drivers of the Silver Legacy revenue increases in 2006. In addition, higher hold percentages in both table games and slots resulted in increased casino revenues in 2006 over 2005. Equity in income in the Tamarack increased approximately $475,000 in 2006 compared to 2005 primarily due to the recognition of a $543,000 loss on disposal of assets in 2005.

Earnings from Resorts’ unconsolidated affiliates, for the year ended December 31, 2005 decreased approximately $3.8 million as compared to the year ended December 31, 2004. For the year ended December 31, 2005, equity in income of the Silver Legacy Joint Venture decreased approximately $3.7 million as compared to 2004, as net revenues decreased at the Silver Legacy due to decreases in casino and room revenues in 2005 while casino and depreciation expense increased. The aforementioned factors affecting Eldorado-Reno’s net revenues in the first half of 2005 also affected the net revenues of the Silver Legacy. Equity in income in the Tamarack decreased approximately $130,000 in 2005 compared to 2004. Tamarack completed an expansion in November 2004, which increased depreciation, as more assets were placed into service, and increased interest expense due to increased borrowings, which were slightly offset by increased gaming revenue. The aforementioned loss on disposal of assets in 2005 also contributed to the decline in equity in income as compared to 2004.

Operating Income and Net Income (Loss). For the six months ended June 30, 2007, Resorts operating income and net income increased. The previously mentioned increase in net revenues for the six months ended June 30, 2007, as a result of increased food, beverage and hotel revenues, combined with improved operating margins and the increase in income from our unconsolidated affiliates, contributed to Resorts’ improved operating income and net income. During the 2007 period, Eldorado-Reno recognized a $1.6 million loss on disposition of long-lived assets from the charitable contribution of land to the City of Reno to allow for the construction of a new city-owned ballroom facility, which will be operated and managed by Silver Legacy, Resorts and Circus-Circus Hotel and Casino-Reno. Eldorado-Reno also recognized increased departmental operating expenses in the 2007 period primarily due to increased payroll expenditures associated with salary and wage adjustments made to remain competitive within the Reno market. Eldorado-Shreveport recognized a loss on disposal of assets of $0.6 million which was recorded during the first quarter of 2007 as a result of the sale and write off of property and equipment replaced as part of the updating and remodeling of its casino space. Resorts’ interest expense increased $325,000 in the first six months of 2007 partially offset by an increase in interest income of $288,000 in the period. Resorts recognized equity in loss in MindPlay of $79,000 in the 2006 period and none in 2007 due to losses exceeding the investment.

During the year ended December 31, 2006, as compared to the prior year, operating income and net income increased due to a full year of operations at Eldorado-Shreveport along with an increase in income from our unconsolidated affiliates. Eldorado-Shreveport recorded operating income and net loss of $14.3 million and $3.3 million, respectively, in 2006, and a 2005 operating loss and net loss of $0.2 million and $8.4 million, respectively, since the July 22, 2005 acquisition. The previously mentioned increase in net revenues, as a result of increased casino revenues, was partially offset by an increase in operating expenses in the 2006 period, primarily due to increased casino expenses as a result of a higher gaming tax rate in Louisiana as compared to Nevada. In 2005, Resorts had a $1.2 million loss on sale/disposition of long-lived assets due to a gain on the sale of water rights of $1.2 million, a $1.45 million abandonment loss due to the demolition of buildings to provide surface parking for Eldorado-Reno and a $1.0 million loss on disposal of assets as a result of the sale of 293 slot machines and the disposal of “Hollywood Casino” signage in connection with the conversion of the property to the “Eldorado” name at Eldorado-Shreveport. Other income (expense) decreased $9.4 million primarily as a result of a $9.7 million increase in interest expense as a result of the acquisition of the Shreveport property.

For the year ended December 31, 2005, compared to the prior year, operating income and net income decreased primarily due to a $7.7 million increase in interest expense, as a result of approximately five months of operations at Eldorado-Shreveport, which recorded a operating loss and net loss of $1.0 million and $8.4 million, respectively, during this period, and a $3.8 million decrease in income from our unconsolidated affiliates. The 2005 increase in net revenues compared to 2004 was offset by an increase in operating expenses primarily due to increased casino expenses as a result of our acquisition of Eldorado-Shreveport. In 2005, Resorts had the aforementioned $1.2 million loss on sale/disposition of long-lived assets. Other income (expense) increased $6.8 million due to the $7.7 million increase in interest expense partially offset by a loss of $1.7 million on redemption of the 10 1/2% Notes. Resorts recognized equity in income in MindPlay of $0.9 million in the 2004 period due to the sale of substantially all of the assets of MindPlay in February 2004.

Revenues

The following table highlights our sources of net operating revenues (dollars in thousands):

	Year ended December 31, 2006	Percent Change	Year ended December 31, 2005	Percent Change	Year ended December 31, 2004	Six Months ended June 30, 2007	Percent Change	Six Months ended June 30, 2006
Casino	$222,774	60.1%	$139,115	59.5%	$87,200	$110,473	4.0%	$106,199
Food, beverage and entertainment	62,650	25.5%	49,905	14.5%	43,568	32,733	11.3%	29,404
Hotel	27,032	31.4%	20,570	20.7%	17,047	14,242	11.8%	12,743
Other	7,707	31.1%	5,877	25.5%	4,682	3,990	15.6%	3,453
Promotional allowances	39,088	59.4%	24,520	48.6%	16,499	21,362	19.5%	17,883

Casino Revenues. For the six months ended June 30, 2007, casino revenues increased 4.0% due to a 14.6% increase in slot handle partially offset by a 12.6% decrease in table games drop and a lower table games and slot hold percentage. Eldorado-Reno casino revenues increased 2.6%, from approximately $42.6 million for the six months ended June 30, 2006 period to approximately $43.7 million for the six months ended June 30, 2007 due to a 6.5% increase in slot handle partially offset by a 3.1% decrease in table game drop primarily due to a 27.8% decrease in table games credit drop and a slightly lower table games and slot hold percentage.

Eldorado-Shreveport casino revenues increased $3.2 million, from $63.6 million for the six months ended June 30, 2007 compared to $66.7 million the prior year period. This increase in revenue reflects an increase in slot machine wagering which was almost entirely offset by decreases in both the table game and slot machine hold percentages. Table games revenue decreased $3.2 million, or 17.6%, from approximately $18.4 million for the six months ended June 30, 2006 compared to approximately $15.2 million for the six months ended June 30, 2007, as a result of an 11% decrease in table drop coupled with a decrease in the table games hold percentage to 17% during the 2007 period as compared to 18.4% in the 2006 period. Slot revenues increased by $6.6 million, or 15.5%, during the first six months of 2007 compared to the same period in 2006. The slot revenue increase results from an 20.8% increase in slot handle which was partially offset by a slot machine hold percentage decrease to 6.3% in the 2007 period from 6.6% in the 2006 six month period.

Casino revenues for the year ended December 31, 2006 compared to the year ended December 31, 2005, increased due to a full year of operations at Eldorado-Shreveport. Eldorado-Reno, which experienced a 1.1% decrease in casino revenues to $89.7 million in 2006 compared to $90.7 million in 2005, had a 1.1% decrease in table games’ drop and a lower table games’ hold percentage partially offset by a 3.7% increase in slot handle and slightly higher slot hold percentage. The decrease in table games’ drop at Eldorado-Reno is primarily related to a decrease in table games cash drop as Eldorado-Reno maintained the credit play of its high-end players. Eldorado-Shreveport casino revenues increased to $133.1 million in the 2006 period compared to $48.4 million for the 2005 period which commenced on July 22, 2005. Eldorado-Shreveport benefited from the implementation of new marketing programs and the acquisition of new, more popular slot machines.

Casino revenues for the year ended December 31, 2005 compared to the year ended December 31, 2004, increased due to approximately five months of operations at Eldorado-Shreveport. Eldorado-Reno casino revenues increased 4.0%, to $89.7 million, due to a higher table games’ and slot hold percentage partially offset by a $51.5 million, or 4.9%, decrease in slot handle. While slot handle decreased at Eldorado-Reno during 2005, its table games credit drop increased 21.3%, as it experienced some success in marketing Eldorado-Reno to the high-end player. The increase in Eldorado-Reno’s table games’ hold percentage, as compared to 2004, accounted for all of the increase in casino revenues at that property. Resorts’ 2005 casino revenues benefited from the acquisition of Eldorado-Shreveport in July 2005 as Eldorado-Shreveport recorded casino revenues of $48.4 million in this period. However, management believes that the operations at Eldorado-Shreveport from the date of acquisition through December 31, 2005, were negatively impacted by customer uncertainty regarding the future of the property during the bankruptcy proceedings relating to the property and by capital improvements being made to the property following the acquisition.

Food, Beverage and Entertainment Revenues. For the six months ended June 30, 2007, food, beverage and entertainment revenues increased approximately $1.2 million at Eldorado-Reno and approximately $2.1 million at Eldorado-Shreveport, primarily due to a 2.0% increase in restaurant customer counts. Eldorado-Reno experienced a higher average check in the 2007 period compared to 2006 as a result of selective price increases in its restaurants partially offset by a 3.2% decrease in restaurant customer counts for the six months ended June 30, 2007. Beverage revenues increased to $11.0 million for the six months ended

June 30, 2007 compared to approximately $9.1 million for the six months ended June 30, 2006, as a result of increased customer volume at both properties. This increase in customer volume contributed to Eldorado-Shreveport’s 14.3% increase in restaurant customer counts. Eldorado-Reno’s beverage revenue, which increased from approximately $6.2 million in the 2006 period compared to approximately $6.6 million in the 2007 period, benefited from the increased volume generated by the USBC bowling tournament during the 2007 period.

For the year ended December 31, 2006, food, beverage and entertainment revenues increased due to a full year of operations at Eldorado-Shreveport which recorded revenues of approximately $20.8 million in 2006 compared to approximately $7.8 million for the 2005 period which commenced on July 22, 2005. Eldorado-Reno experienced a slight decrease in beverage and entertainment revenue as a result of decreased occupancy in the nightclub. Management feels the nightclub market is subject to industry trends and as a result we have reviewed the way we operate our nightclub in order to increase occupancy. Eldorado-Reno food revenue increased approximately $505,000 in 2006 due to slight increases in restaurant customer counts and average check prices as compared to the prior year. Eldorado-Shreveport food and beverage revenues increased to approximately $20.8 million during 2006 as compared to approximately $7.8 million for the 2005 period which commenced on July 22, 2005. Increased daily customer counts and increased use of food complimentaries also contributed to this increase.

For the year ended December 31, 2005, food, beverage and entertainment revenues increased due to approximately five months of operations at Eldorado-Shreveport which recorded revenues of approximately $7.8 million in 2005. Eldorado-Reno experienced decreased food, beverage and entertainment revenues of approximately $1.5 million from approximately $42.1 million in 2005 to approximately $43.6 million in 2004 primarily due to an 11.3% decrease in restaurant customer counts and lower showroom occupancy.

Hotel Revenues. For the six months ended June 30, 2007, hotel revenues increased due to a higher ADR and hotel occupancy of approximately $71.75 and 86.9%, respectively, for the first six months of 2007, compared to approximately $64.88 and 85.6%, respectively, for the first six months of 2006. Eldorado-Reno’s hotel revenue increased to $9.8 million in the 2007 period as compared $8.6 million in the 2006 period as a result of ADR increasing from $62.94 in 2006 to $72.80 in 2007 while the hotel occupancy rate decreased slightly from 87.0% during the 2006 period to 86.7% during the 2007 period. The increase in ADR at Eldorado-Reno was mainly attributable to increased room rates during the USBC tournament which began in mid-February of 2007 along with additional convention business in the Reno market. Eldorado-Reno hotel room remodeling, which reduced the number of available room nights by approximately 3,933 and 6,607 for the six months ended June 30, 2007 and 2006, respectively, including during holidays and select weekends when Eldorado-Reno generally would have otherwise achieved an occupancy level at or near capacity on those dates, negatively impacted its hotel occupancy in both periods. Eldorado-Shreveport hotel revenue increased to $4.4 million in the 2007 period as compared $4.2 million in the 2006 period as a result of ADR increasing from $69.00 in 2006 to $69.64 in 2007 coupled with an increase in the hotel occupancy rate from 82.7% during the 2006 period to 87.5% during the 2007 period.

For the year ended December 31, 2006, Resorts’ room revenues increased due to a full year of operations at Eldorado-Shreveport. Eldorado-Reno hotel revenue increased to approximately $18.3 million in 2006 as compared approximately $16.3 million in 2005 as Eldorado-Reno experienced an increase in hotel occupancy to approximately 87.2% compared to approximately 86.5% in 2005 while ADR at Eldorado-Reno increased to approximately $66.67 compared to approximately $59.22 in 2005. The occupancy percentages are based upon the total number of rooms whether in service or not. The increased demand for rooms at Eldorado-Reno as a result of the USBC tournament contributed to its ability to increase ADR in 2006 and to the increase in occupancy at that property. Reno did not host a national championship bowling tournament in 2005. For the year ended December 31, 2006, Eldorado-Reno hotel occupancy was also affected by hotel remodeling which reduced the number of available room nights by approximately 13,117 compared with 21,736 in the prior year. Management believes that had the rooms out of service been available on holidays and select weekends during 2006 and 2005, when all the available rooms were occupied, Eldorado-Reno would have been at or near capacity on those dates. In 2006, Eldorado-Shreveport had an ADR of approximately $69 combined with a hotel occupancy rate of approximately 85.6% which resulted in hotel revenue of approximately $8.7 million compared to approximately $4.9 million for the 2005 period since the acquisition on July 22, 2005.

For the year ended December 31, 2005, Resorts’ room revenues increased due to approximately five months of operations at Eldorado-Shreveport which recorded room revenues of approximately $4.2 million in 2005. Eldorado-Reno room revenues decreased approximately $700,000 in 2005 due to a decrease in hotel occupancy to approximately 86.5% compared to approximately 90.5% in 2004 while ADR at Eldorado-Reno increased to approximately $59.22 compared to approximately $58.60 in 2004. The occupancy percentages are based upon the total number of rooms whether in service or not. The decrease in occupancy at Eldorado-Reno can be partially attributed to the absence of a major bowling tournament in 2005 compared to 2004 when the USBC tournament began in mid-February of 2004 and continued throughout June 2004. For the year ended December 31, 2005, the hotel occupancy at Eldorado-Reno was also affected by hotel remodeling which reduced the number of available room nights by approximately 21,736 compared with 770 in the prior year. Management believes that had the rooms out of service been available on holidays and select weekends during 2005, when all the available rooms were occupied, Eldorado-Reno would have been at or near capacity on those dates. Resorts’ room revenues for 2005 benefited from the acquisition of Eldorado-Shreveport in July 2005. Moreover, occupancy at Eldorado-Shreveport was favorably impacted in 2005 as a result of evacuees from hurricane Katrina in New Orleans staying at the hotel.

Promotional Allowances. Promotional allowances, expressed as a percentage of casino revenues, were 19.3% for the six months ended June 30, 2007 compared to 16.8% for the same period in 2006. The increase in promotional activities helped drive increases in patron volume associated with the 14.6% increase in slot handle.

For the year ended December 31, 2006, promotional allowances, expressed as a percentage of casino revenues, were 17.5% compared to 17.6% in 2005 and 18.9% in 2004.

Operating Expenses

The following table highlights our operating expenses (dollars in thousands):

	Year ended December 31, 2006	Percent Change	Year ended December 31, 2005	Percent Change	Year ended December 31, 2004	Six Months ended June 30, 2007	Percent Change	Six Months ended June 30, 2006
Casino	$118,373	56.7%	$75,541	67.5%	$45,108	$58,408	1.5%	$57,565
Food, beverage and entertainment	45,777	27.3%	35,973	20.2%	29,928	23,126	5.3%	21,961
Hotel	10,221	29.3%	7,906	15.8%	6,826	5,258	6.7%	4,928
Other	10,815	67.0%	6,477	114.5%	3,019	5,255	(0.2)%	5,370
Selling, general and administrative and management fees	47,446	24.1%	38,239	32.8%	28,785	24,504	(1.1)%	24,784
Depreciation and amortization	22,383	41.7%	15,794	28.0%	12,340	11,389	14.2%	9,973

Casino Expenses. Casino expenses increased for the six months ended June 30, 2007, primarily due to increases in expenses at Eldorado-Reno associated with its casino promotions and “Club Eldorado”, its slot complimentary program, along with costs associated with its direct mail program. Eldorado-Reno casino expenses increased 4.6%, or approximately $1.0 million, to approximately $23.7 million for the six months ended June 30, 2007 compared to approximately $22.6 million in the same period in 2006. Eldorado-Shreveport casino expenses were virtually unchanged during the first half of 2007, as they were approximately $35.1 million in both the 2007 and 2006 periods. Marketing expenses decreased by $0.4 million as significant reductions in cash coupon promotional activities during the first quarter and costs associated with customer development activities were partially offset by increases in television advertising, special events and expenses associated with patron transport. The net decrease in marketing expenses reflects the ongoing refinement of our marketing programs. Casino expenses also reflect a $0.3 million reduction in the provision for doubtful accounts during the 2007 period compared to the prior year period. These casino expense decreases were offset by an increase of $0.9 million in gaming taxes resulting from increased patron volume.

Casino expenses for the year ended December 31, 2006 increased due to a full year of operations at Eldorado-Shreveport. Casino expenses increased primarily due to increased gaming taxes as a result of increased casino revenues generated by a full year of operations at Eldorado-Shreveport and a state gaming revenue tax rate of 21.5% in Louisiana as compared to 6.75% in Nevada. Eldorado-Reno experienced an approximately $296,000, or 0.6% increase, to approximately $46.8 million in casino expenses due to increases in slot and casino marketing expenses as we increased the amount of promotions offered to our casino customers in 2006. Eldorado-Shreveport’s casino expenses increased to approximately $72.3 million in 2006 compared to approximately $28.9 million in the 2005 period since July 2005 acquisition. In 2006, new marketing programs, which were initiated upon the substantial completion of remodeling and enhancements to the property following the Louisiana Partnership’s emergence from Chapter 11 proceedings, contributed to the casino expenses at Eldorado-Shreveport in the 2006 period.

Casino expenses for the year ended December 31, 2005 increased compared to 2004 as a result of approximately five months of operations at Eldorado-Shreveport, which recorded casino expenses of approximately $28.1 million in 2005, primarily as a result of additional gaming taxes generated by approximately five months of operations at Eldorado-Shreveport and the implementation at Eldorado-Shreveport of new marketing programs. Eldorado-Reno’s casino expenses increased to approximately $46.5 million, a 3% increase, due to increases in slot marketing expenses, as we launched a new slot promotion in the first quarter of 2005, direct mail expenditures, and customer discounts related to our high-end credit play in 2005. This increase was partially offset by a decline in casino payroll expenditures, primarily due to our increased use of ticket-in ticket-out slot machines which are being utilized on the casino floor and represented approximately 78% of the total machines in use at Eldorado-Reno as of December 31, 2005.

Food, Beverage and Entertainment Expenses. For the six months ended June 30, 2007, food, beverage and entertainment expenses increased as compared to the same period in 2006. Eldorado-Reno’s expenses increased approximately $421,000, or 3.1%, to approximately $14.2 million as a result of higher payroll expenditures in the food department, increased food and beverage cost of sales and increased show production and advertising costs. Eldorado-Shreveport food and beverage expenses increased approximately $744,000, or 9.1%, to approximately $8.9 million reflecting the increase in the associated revenues, partially offset by operating cost efficiencies.

For the year ended December 31, 2006, food, beverage and entertainment expenses increased compared with the prior year as a result of a full year of operations at Eldorado-Shreveport. Eldorado-Reno food, beverage and entertainment expenses decreased approximately $485,000, or 1.7%, to approximately $28.2 million as a result of a lower show production cost partially offset by increased food cost of sales and payroll expenditures. Eldorado-Reno entertainment advertising expense also decreased in the 2006 period. Eldorado-Shreveport expenses were approximately $17.5 million in the 2006 period as compared to approximately $7.25 million in 2005, reflecting increases which corresponded with increases in revenues although operating margins improved.

For the year ended December 31, 2005, food, beverage and entertainment expenses increased compared with the prior year as a result of approximately five months of operations at Eldorado-Shreveport, which accounted for approximately $7.25 million of the 2005 expenses. Eldorado-Reno expenses decreased 4.0%, to approximately $28.8 million, as a result of decreases in food expenses, cost of goods sold and payroll expenditures, as a result of lower customer counts for the year ended December 31, 2005. This decrease was partially offset by higher show production costs in our theater at Eldorado-Reno in 2005.

Hotel Expenses. Hotel expenses increased for the six months ended June 30, 2007 as compared to the same period in 2006. Eldorado-Reno experienced an increase of $367,000 primarily due to an increase in payroll expenditures, as Eldorado-Reno adjusted the wages of select personnel within the department to remain competitive in the industry, and travel agent commissions paid associated with additional conventions and the USBC tournament held in the 2007 period. Eldorado-Shreveport hotel expenses decreased by $37,000, or 2.2%, during the 2007 period as a result of operating efficiencies associated with increased occupancies.

For the year ended December 31, 2006, hotel expenses increased compared with the prior year as a result of a full year of operations at Eldorado-Shreveport, which recorded hotel expenses of approximately $3.3 million compared to $1.5 million in 2005. Eldorado-Reno hotel expenses increased 7.9%, or approximately $512,000, primarily due to increased payroll expenditures, cleaning supplies, amenities and laundry expenses incurred partly due to the increase in hotel occupancy.

For the year ended December 31, 2005, hotel expenses increased compared with the prior year as a result of approximately five months of operations at Eldorado-Shreveport, which recorded expenses of approximately $1.5 million in the period. Eldorado-Reno hotel expenses decreased 5.6%, to approximately $6.4 million, primarily due to fewer travel agent commissions, as a result of the absence of a major bowling tournament, and a decline in payroll expenditures primarily related to lower hotel occupancy for the year ended December 31, 2005 compared to 2004.

Selling, General and Administrative Expense and Management Fees. For the six months ended June 30, 2007, selling, general and administrative expenses and management fees decreased primarily due to reductions in property taxes and legal and accounting fees at the Shreveport property partially offset by increased payroll expenditures in the facilities and general management departments at Eldorado-Reno.

For the year ended December 31, 2006, selling, general and administrative expenses and management fees increased compared with the prior year as a result of a full year of operations at Eldorado-Shreveport, which accounted for approximately $17.1 million of the 2006 expenses. Eldorado-Reno expenses increased 3.0%, to approximately $30.3 million, primarily due to higher utilities expenses, payroll expenditures, and building repairs and maintenance offset slightly by decreased advertising expenses and lower professional services.

For the year ended December 31, 2005 compared to 2004, selling, general and administrative expenses and management fees increased 2.3% compared with the prior year as a result of approximately five months of operations at Eldorado-Shreveport. Eldorado-Reno expenses increased to approximately $29.4 million due to increases in management payroll expenditures, utilities, and professional services of approximately $225,000, $270,000, and $100,000, respectively.

Resorts pays management fees to Recreational Enterprises, Inc. and Hotel Casino Management, Inc., the owners of 55% and 29% of the Resorts’ equity interests, respectively. The management fees paid to Recreational Enterprises, Inc. and Hotel Casino Management, Inc. totaled $600,000, $600,000, and $478,000, for the years ended December 31, 2006, 2005 and 2004, respectively.

Depreciation and Amortization Expense. Depreciation and amortization expense increased for the six months ended June 30, 2007 compared to the same period in 2006 primarily as a result of Eldorado-Shreveport adding approximately $5.3 million of property and equipment in renovations and enhancements to its facility, thereby increasing the depreciable basis of its fixed assets.

Depreciation and amortization expense increased in 2006 and 2005 as a result of operating Eldorado-Shreveport for a full year in 2006 and approximately five months in 2005. Eldorado-Reno and Eldorado-Shreveport depreciation and amortization expense was approximately $13.9 million and $8.5 million, respectively, in 2006.

Since its acquisition, Eldorado-Shreveport has added approximately $12.8 million of property and equipment in renovations and enhancements, thereby increasing the depreciable basis of our fixed assets. In addition, we commenced amortization (amounting to $.4 million and $.2 million during 2006 and 2005, respectively) with respect to the intangible asset for customer relationships established as part of the Effective Date revaluation of assets to fair value. These increases were partially offset by reductions in depreciation expense resulting from the revaluation of the Louisiana Partnership’s fixed assets to their fair market values as determined by the results of an independent appraisal together with the associated adoption of revised depreciable lives for these fixed assets at the Effective Date.

Other Income (Expense)

Other income (expense) is comprised of interest expense, interest income, equity in loss of unconsolidated affiliate and loss on senior subordinated notes redemptions and repurchases.

For the six months ended June 30, 2007, interest expense increased by approximately $325,000, or 2.6%, to $12.7 million compared to $12.4 million for the same period in 2006 due to an increase in outstanding borrowings. Eldorado-Reno interest expense decreased by approximately $275,000, or 7.7%, to $3.28 million compared to $3.56 million for the same period in 2006 primarily due to a decrease in outstanding borrowings partially offset by a higher average interest rate. Eldorado-Shreveport interest expense reflects the accrual of interest on the New Shreveport Notes and the Preferred Capital Contribution Amount. The 2007 period reflects an increase of $0.6 million, or 7.4%, reflects interest on an increased principal balance due to the issuance of additional New Shreveport Notes in lieu of cash interest payments on February 1 and August 1, 2006 and to the compounding of the Preferred Return on the Preferred Capital Contribution Amount. Interest income at Eldorado-Shreveport increased by approximately $0.3 million, or 201.4%, as a result of the increased amount of cash available for investment purposes and to increases in the rate of interest earned on such investments. Equity in loss of our unconsolidated affiliate was $79,000 for the six months ending June 30, 2006 thus reducing Resorts’ equity interest in MindPlay to $0. Resorts did not record any income or loss in the 2007 period.

For the years ended December 31, 2006 and 2005, interest expense was $25.0 million and $15.2 million, respectively, as a result of a full year of operations at Eldorado-Shreveport in 2006 compared with approximately five months of operations in 2005. In the 2006 period, Eldorado-Reno interest expense was $6.9 million, as we had a decrease in average outstanding borrowings that was offset by a higher average interest rate and interest expense relating to the Aircraft Note (as defined below). During 2006, interest expense at Eldorado-Shreveport, which was $18.1 million, reflects the accrual of interest on the New Shreveport Notes and the Preferred Capital Contribution Amount. Such interest began to accrue as of June 30, 2005; accordingly, the 2005 period includes only six months of interest. Interest expense during 2006 also reflects interest on an increased principal balance due to the issuance of additional New Shreveport Notes in lieu of cash interest payments on February 1 and August 1, 2006 and to the compounding of the Preferred Return on the Preferred Capital Contribution Amount. Equity in loss of our unconsolidated affiliate, MindPlay, was $79,000 for the year ended December 31, 2006, compared to equity in loss of $33,000 for the year ended December 31, 2005.

For the year ended December 31, 2005, interest expense increased to approximately $15.2 million compared with the prior year as a result of approximately five months of operations at Eldorado-Shreveport which recorded interest expense of approximately $8.3 million. Eldorado-Reno interest expense decreased by approximately $604,000, or 8.1%, to $6.9 million compared to $7.5 million for 2004 primarily due to a lower average interest rate as a result of the issuance of the 9% Notes and the redemption of the 10 1/2% Notes. Due to the timing of the issuance of the 9% Notes on April 20, 2004 and the redemption of the 10 1/2% Notes on May 21, 2004, we paid interest on both the 9% Notes and the 10 1/2% Notes for 31 days. Resorts recognized an approximately $1.7 million loss from the redemption of the 10 1/2% Notes on May 21, 2004 after writing off unamortized bond fees relating to the debt issue and the premium relating to the call. Equity in income of our unconsolidated affiliate, MindPlay, was $0.9 million for the year ended December 31, 2004, compared to equity in loss of $35,000 for the year ended December 31, 2005 as a result of the sale of substantially all of the assets of MindPlay in February 2004 (See Note 8 of Notes to Consolidated Financial Statements incorporated by reference in Item 8 of this report).

Seasonality

Hotel/casino operations in the Reno market are subject to seasonal variation, with the strongest operating results generally occurring in the third quarter of each year and the weakest results generally occurring during the period from November through February. Variations occur when weather conditions make travel to Reno by visitors from northern California and the Pacific Northwest difficult. The following table shows Eldorado-Reno’s percentage of gross revenues by quarter for each of 2006, 2005 and 2004.

	2006	2005	2004
First quarter	22.2%	21.9%	23.5%
Second quarter	25.6%	24.6%	26.0%
Third quarter	27.7%	29.3%	27.3%
Fourth quarter	24.5%	24.2%	23.2%

Total	100.0%	100.0%	100.0%

Hotel/casino operations in the Shreveport/Bossier City market are subject to slight seasonal variations, with the strongest operating results generally occurring in the first quarter of each year and the weakest results generally occurring during the fourth quarter. Results during 2006 varied from the historic pattern due to uncertainties prior to the emergence of Eldorado-Shreveport from bankruptcy in July 2005 and the subsequent operational and physical changes to the property under Resorts’ management.

The following table shows Eldorado-Shreveport’s percentage of gross revenues by quarter for 2006, our first full year of operation of Eldorado-Shreveport.

2006
First quarter	24.2%
Second quarter	23.1%
Third quarter	26.7%
Fourth quarter	26.0%

Total	100.0%

Liquidity and Capital Resources

Cash Flows

During the six months ended June 30, 2007 and 2006, Resorts generated cash flows from operating activities of $13.6 million and $17.5 million, respectively. During the six months ended June 30, 2007 and 2006, Eldorado-Reno cash flows from operating activities were $7.7 million and $6.4 million, respectively. This increase was primarily a result of an increase in net income of $1.1 million. Net cash provided by operating activities at Eldorado-Shreveport for the six months ended June 30, 2007 and 2006, was $5.9 million and $11.0 million, respectively. The 2007 amount was comprised primarily of a net loss of $1.4 million; non-cash reconciling items of $6.8 million and a net decrease in current and other asset and liability accounts of $0.5 million.

During the year ended December 31, 2006, Resorts generated cash flows from operating activities of $42.6 million compared to $12.9 million in the prior year. Eldorado-Reno showed an increase of $4.5 million in cash provided by operations which was comprised primarily of an increase in net income of $4.0 million. Cash provided by operating activities at Eldorado-Shreveport was comprised primarily of a net loss of $3.3 million, non-cash reconciling items of $29 million and a net decrease in current and other asset and liability accounts of $1.8 million.

As of June 30, 2007, Resorts cash and cash equivalents were $43.2 million, of which $9.9 million were at Eldorado-Reno and $33.3 million were at the Louisiana Partnership, both sufficient for normal operating requirements.

Cash used in investing activities at Eldorado-Reno for the six months ended June 30, 2007 was $2.6 million compared to cash used in investing activities of $3.9 million for the six months ended June 30, 2006. In 2007, cash used in investing activities at Eldorado-Reno related primarily to capital expenditures relating to slot purchases, hotel remodeling and various equipment purchases. Distributions from unconsolidated affiliates were $1.4 million in the 2007 period compared to $0.7 million in the 2006 period. Eldorado-Reno has budgeted approximately $7.2 million for capital expenditures in 2007 of which $4.3 million was spent in the first six months of 2007 as compared to $4.8 million for the same period in 2006. Eldorado-Shreveport cash flows used in investing activities totaled $2.6 million during the first six months of 2007. This amount was spent primarily on casino remodeling costs and slot machine acquisitions and conversions. This amount was spent primarily on casino remodeling costs and slot machine acquisitions and conversions and Eldorado-Shreveport has budgeted approximately $1.2 million more on capital expenditures during the remainder of the year.

Cash used in investing activities for the year ended December 31, 2006 was $11.8 million compared to $4.4 million for the year ended December 31, 2005. In 2006 cash used in investing activities by Resorts was $6.5 million which included $8.4 million for purchases of property and equipment offset by $2.0 million in distributions from our unconsolidated affiliates. Cash used in investing activities by Resorts related primarily to capital expenditures at Eldorado-Reno associated with hotel remodeling, restaurant and bar remodel, the purchase of new ticket-in, ticket-out slot machines and various other equipment purchases. In 2005, cash used in investing activities by Resorts was $17.2 million which included $14.8 million for purchases of property and equipment at Eldorado-Reno, our investment in the Louisiana Partnership of $5.0 million and a $3.5 million decrease in distributions from our unconsolidated affiliates. In 2005, Resorts received $1.5 million from the sale of water rights. In 2004, Resorts made a $2.0 million escrow deposit in connection with the acquisition of a 75% equity interest in the Louisiana Partnership and in February 2004, Resorts received a $1.2 million cash distribution resulting from the sale of substantially all of the assets of MindPlay. In 2006, cash flows used by the Louisiana Partnership in investing activities at Eldorado-Shreveport totaled $5.3 million. This amount was spent primarily on casino remodeling costs and slot machine acquisitions and conversions. In 2005, cash provided by the Louisiana Partnership’s investing activities was $7.8 million as a result of $15.0 million of cash acquired upon the acquisition partially offset by $7.2 million for purchases of property and equipment.

Cash used in financing activities was $5.7 million for the six months ended June 30, 2007, compared to cash used in financing activities of $5.6 million for the six months ended June 30, 2006 primarily relating to principal payments on Resorts’ credit facility in both periods and a $1.4 million cash distribution to our members in the 2007 period.

Cash used in financing activities was $13.0 million for the year ended December 31, 2006, compared to cash provided by financing activities of $3.9 million for the year ended December 31, 2005. For the 2006 period, cash used by Resorts in financing activities is primarily due to a reduction of outstanding debt on its credit facility, note payables and capital leases totaling $8.75 million and $3.2 million in distributions. For the 2005 period, cash provided by Resorts’ financing activities is due primarily due to an increase in outstanding debt on its credit facility of $5.75 million offset by $2.0 million in distributions. Cash used by the Louisiana Partnership in financing activities during 2006 amounted to less than $0.1 million with respect to payments of capital lease obligations.

In July 2007, we renewed our general and liability insurance policies. Under these policies, Eldorado-Reno and the Silver Legacy have combined earthquake coverage of $350 million and combined flood coverage of $225 million. In the event that an earthquake causes damage only to Eldorado-Reno’s property, Eldorado-Reno is eligible to receive up to $350 million in coverage depending on the replacement cost. However, in the event that both properties are damaged, Eldorado-Reno is entitled to receive, to the extent of any replacement cost incurred, up to $130 million of the coverage amount (based on our percentage of the earthquake coverage) and up to the portion of the other $220 million remaining coverage amount (based on our percentage of the total reported property values). In the event that a flood causes damage only to Eldorado-Reno’s property, Eldorado-Reno is eligible to receive up to $225 million in coverage depending on the replacement cost. However, in the event that both properties are damaged, Eldorado-Reno is entitled to receive, to the extent of any replacement cost incurred, up to $5 million of the coverage amount (based on Eldorado-Reno’s percentage of the total flood coverage) and up to the portion of the other $220 million remaining coverage amount (based on our percentage of the total reported property values). Eldorado-Shreveport has flood insurance to cover damage up $100 million independently and irrespective of any losses at the other properties.

Our insurance policy also includes combined terrorism coverage for the Eldorado and the Silver Legacy up to $500 million. In the event that an act of terrorism causes damage only to Eldorado-Reno’s property, Eldorado-Reno is eligible to receive up to $500 million in coverage depending on the replacement cost. However, in the event that both Eldorado-Reno and Silver Legacy are damaged, Eldorado-Reno is entitled to receive, to the extent of any replacement cost incurred, up to $220 million of the coverage amount (based on our percentage of the total reported property values) and up to the portion of the other $280 million, if any, remaining after satisfaction of a claim of the Silver Legacy. This policy also covers Eldorado-Shreveport. In the event that an act of terrorism causes damage to Eldorado-Reno, Silver Legacy and Eldorado-Shreveport, Eldorado-Reno is entitled to receive, to the extent of any replacement cost incurred, up to $160 million of the coverage amount (based on our percentage of the total reported property values) and a portion of the other $340 million (including $140 million of coverage applicable to the Eldorado-Shreveport property), if any, remaining after satisfaction of the claims with respect to the other two properties.

The Operating Agreement of Resorts dated June 28, 1996 obligates Resorts to distribute each year for as long as it is not taxed as a corporation to each of its members an amount equal to such members’ allocable share of the taxable income of Resorts multiplied by the highest marginal combined Federal, state and local income tax rate applicable to individuals for that year. During the year ended December 31, 2006, Resorts made distributions of $3.2 million to its members for income taxes. In 2006, Resorts also made a $0.9 million non-cash distribution in the form of land to Donald Carano, Hotel Casino Management and Recreational Enterprises, Inc., and a $0.1 million cash distribution to the remaining members. Resorts made distributions of $2.0 million during 2005, all of which was for income taxes. During the six months ended June 30, 2007, Resorts made cash distributions of $1.4 million to its members. Resorts made no distributions to its members in the 2006 period. The amount Resorts will be required to distribute for the year ending December 31, 2007, will depend on the results for the entire year and, accordingly, cannot be determined at this time.

The terms of the Purchase Agreement, entitle Resorts either, prior to or immediately following NGA’s acquisition of its interest in Resorts, to make a distribution to the members of Resorts other than NGA of up to $10 million. During the annual meeting of the Board of Members of Resorts on June 7, 2007, the board approved a $10 million distribution upon the execution of the Purchase Agreement with NGA. The distribution was not dependent upon whether the transaction with NGA is finalized with the execution of an operating agreement. The $10 million distribution was funded through borrowings under Resorts’ existing credit facility and distributed to the members on July 25, 2007, which is the date the Purchase Agreement was executed.

The Louisiana Partnership joint venture agreement obligates the Louisiana Partnership to distribute to each of its partners quarterly for as long as the Louisiana Partnership is not taxed as a corporation, an amount of “Distributable Cash Flow” (as defined) equal to the partner’s allocable share of our taxable income, as adjusted in accordance with the terms of the Joint Venture Agreement, multiplied by a percentage equal to the greater of (a) the sum of (i) the highest federal marginal income tax rate in effect for individuals (after giving effect to the federal income tax deduction for state and local income taxes and taking into account the effects of Internal Revenue Code sections 67 and 68 as if the individual’s only income was the income allocated to such individual in his or her capacity as one of our partners) plus (ii) the highest marginal Louisiana and Shreveport, Louisiana income tax rates in effect for individuals or (b) the sum of (i) the highest federal marginal income tax rate in effect for corporations plus (ii) the highest marginal Louisiana and Shreveport, Louisiana income or franchise tax rates in effect for corporations (after giving effect to the federal income tax deduction for such state and local income or franchise taxes). Eldorado-Shreveport made no distributions for the six months ended June 30, 2007 or in 2006 or 2005.

In the third quarter of 2004, Resorts made a distribution of $1.8 million to its members, of which $750,000 was paid in cash and the balance consisted of non-cash distribution of $1.036 million as evidenced by promissory notes payable to Recreational Enterprises, Inc. and Donald Carano in the amounts of $982,000 and $54,000, respectively. In the fourth quarter of 2005, Recreational Enterprises, Inc. and Donald Carano received interest payments of $40,000 and $2,000, respectively, and Recreational Enterprises, Inc. received a principal payment of $371,000 thus reducing Recreational Enterprises, Inc.’s outstanding principal balance to $611,000. In the second quarter of 2006, Resorts made principal payments of $611,000 and $54,000 and interest payments of $7,691 and $674 to Recreational Enterprises, Inc. and Donald Carano, respectively, paying off all the outstanding principal and interest balance. These notes accrued interest at 3% per annum and were due and payable on demand.

Resorts’ future sources of liquidity are anticipated to be from its operating cash flow, funds available from Resorts’ credit facility and capital lease financing for certain of its fixed asset purchases. Eldorado-Reno’s anticipated uses of cash in 2007 will be for (i) new slot machines ($1.0 million), (ii) hotel remodeling ($1.5 million), (iii) restaurant and casino bar remodel ($2.8 million), (iv) recurring capital expenditures (estimated at approximately $1.9 million), and (v) debt service. We believe Resorts’ capital resources are adequate to meet its obligations, including the funding of its debt service and recurring capital expenditures. We believe Eldorado-Shreveport’s capital resources are adequate to meet its obligations, including the funding of its debt service and recurring capital expenditures. Eldorado-Shreveport is planning to spend approximately $4.9 million for capital expenditures during 2007. Anticipated expenditures include costs associated with purchases of slot machines, information technology equipment, hotel carpeting, televisions, casino and pavilion reconfigurations and other operating equipment.

At June 30, 2007, Resorts had outstanding (i) $64.5 million in aggregate principal amount of the 9% Notes, (ii) $3.0 million principal amount of borrowings under the credit facility, and (iii) the $2.7 million principal amount of indebtedness under the Aircraft Note. At June 30, 2007, the Louisiana Partnership had (i) $155.6 million in aggregate principal amount of the New Shreveport Notes, and (iii) $24.4 million of 13% Preferred Equity Interest.

At June 30, 2007, Resorts had $9.9 million of cash and cash equivalents at Eldorado-Reno and, after giving effect to then outstanding borrowings, it had approximately $27.0 million of borrowing capacity under its credit facility, of which all could have then been utilized under the most restrictive of our loan covenants. Resorts’ borrowing capacity under those covenants can fluctuate substantially from quarter to quarter depending upon its operating cash flow. Resorts’ credit facility is a senior secured revolving credit facility which was amended and restated on February 28, 2006, to extend the maturity date from March 31, 2006 to February 28, 2011, and to restore to $30.0 million the amount of credit available under the facility. Borrowings under the credit facility bear interest, at Resorts’ option, at either (i) the greater of (a) the rate publicly announced from time to time by Bank of America as its “Prime Rate” or (b) the Federal Funds Rate plus .50% (“Base Rate”) or (ii) a Eurodollar rate determined in accordance with the credit facility. The effective rate of interest on borrowings under the credit facility at June 30, 2007 was 7.32% per annum. The credit facility is secured by substantially all of the Resorts’ real property. The credit facility includes various restrictions and other covenants that are applicable to Resorts and its restricted subsidiaries including: (i) restrictions on the disposition of property, (ii) restrictions on investments and acquisitions, (iii) restrictions on distributions to members of Resorts, (iv) restrictions on the incurrence of liens and negative pledges, (v) restrictions on the incurrence of indebtedness and the issuance of guarantees, (vi) restrictions on transactions with affiliates and, (vii) restrictions on annual capital expenditures including capital leases. The credit facility contains financial covenants including a maximum total debt to EBITDA ratio, a maximum senior secured debt to EBITDA ratio, a minimum fixed charge coverage ratio and a minimum equity requirement. Under the terms of the credit facility, the Louisiana Partnership, ES#1 and ES#2 and Shreveport Capital are unrestricted subsidiaries. As of June 30, 2007, there was no event of default with all provisions relating to Resorts’ credit facility.

On December 30, 2005, Resorts entered into an agreement with Banc of America Leasing & Capital, LLC in the amount of $3.0 million for the sole purpose of acquiring a 2000 Raytheon Aircraft Company Model B300 aircraft. The note evidencing the obligation (the “Aircraft Note”) is payable in monthly installments of $30,526, beginning on January 30, 2006, including interest at 6.46% per annum, to December 30, 2012, when the remaining principal balance in the amount of $1,479,000, plus any accrued and unpaid interest, becomes due and payable. The Aircraft Note is secured by the aircraft.

Proposed Transaction

Resorts has entered into an Amended and Restated Purchase Agreement, dated as of July 20, 2007 (the “Purchase Agreement”), with NGA AcquisitionCo LLC, an unaffiliated entity (“NGA”), and Donald L. Carano, who is the presiding member of Resorts’ Board of Managers and the Chief Executive Officer of Resorts (“Carano”), pursuant to which NGA has agreed, subject to the terms and conditions of the Purchase Agreement, to acquire a 17.0359% equity interest in the Resorts (the “17.0359% Interest”), including a new 14.47% equity interest to be acquired directly from Resorts (the “14.47% Interest”) and a currently outstanding 3% membership interest (that, as a result of the issuance of the 14.47% Interest, will be reduced to a 2.5659% interest) to be acquired from Carano. Upon completion of the transaction, Carano or members of his family will continue to own 51% of Resorts and Carano will continue in his current roles in the management of Resorts. The closing of the NGA transaction is subject to the satisfaction or waiver of certain conditions, including the receipt of all necessary approvals from the Nevada and Louisiana gaming authorities. Subject to the satisfaction of the requisite closing conditions, as to which there can be no assurance, Resorts expects the closing to occur prior to December 31, 2007.

Subject to the closing adjustment described below, in consideration for the 14.47% Interest, NGA will transfer to Resorts, free and clear of any liens, ownership of $31,133,250 original principal amount of New Shreveport Notes together with the right to all interest paid with respect thereto on or after the closing date. At closing, Resorts will be obligated to pay NGA in cash the amount, if any, of interest on the New Shreveport Notes to be received by it at closing that is accrued and unpaid through the date of closing. At its option, Resorts may, in lieu of the cash amount otherwise payable to NGA, elect to reduce the amount of New Shreveport Notes NGA is otherwise required to deliver by an original principal amount that, when added to the accrued and unpaid interest through the date of closing on the New Shreveport Notes not being delivered equals the cash amount otherwise payable to NGA.

        Pursuant to the terms of the Purchase Agreement, NGA and the current members of Resorts will, at the time of closing under the Purchase Agreement, enter into an amendment and restatement of Resorts’ current operating agreement. Under the terms of this amended and restated operating agreement (the “Proposed Operating Agreement”), Resorts’ board of managers will be composed of five managers, including NGA and the four current managers of Resorts, Donald L. Carano, Recreational Enterprises, Inc. (“REI”), Hotel-Casino Management, Inc. (“HCM”) and Leslie Heisz. Under the terms of the Proposed Operating Agreement, NGA will be deemed to have designated Thomas R. Reeg, NGA’s operating manager, as its initial representative for all determinations to be made by the Resorts’ board and REI and HCM will be deemed to have designated their current representatives, Gary L. Carano and Raymond J. Poncia, Jr., respectively, to continue as their representatives on the Resorts board. Under the terms of the Proposed Operating Agreement, so long as they remain managers of Resorts, NGA, REI and HCM may change their respective representatives from time to time by notice to Resorts.

Under the terms of the Proposed Operating Agreement, at any time after the occurrence of a “Material Event” (as defined) or at any time after June 14, 2015 (the “Trigger Date”) NGA or its permitted assignee(s) (the “Interest Holder”) will have the right to sell (“Put”) all but not less than all the 14.47% Interest to Resorts and Resorts will have the right to purchase (“Call”) all but not less than all of the 17.0359% Interest, at a price equal to the fair market value of the interest being acquired without discounts for minority ownership and lack of marketability, as determined by mutual agreement of the Interest Holder and Resorts or, in the event that after 30 days the Interest Holder and Resorts have not mutually agreed on a purchase price, then at the purchase price determined by the average of two appraisals by nationally recognized appraisers of private companies, provided the two appraisals are within a 5% range of value based upon the lowest of the two appraisals. If the two appraisals are not within the 5% range, the purchase price will be determined by the average of a third mutually acceptable, independent, nationally recognized appraiser of private companies and the next nearest of the first two appraisals unless the third appraisal is at the mid-point of the first two appraisals, in which event the third appraisal will be used to established the fair market value. So long as a Material Event has not occurred, the Interest Holder will have the right to unilaterally extend the Trigger Date for up to two one-year extension periods. Upon exercise of either the Call or the Put, the Proposed Operating Agreement will provide that the transaction close within one year of the exercise of the right unless delayed for necessary approvals from applicable gaming authorities.

As defined in the Proposed Operating Agreement, a “Material Event” for the purpose of allowing Resorts to exercise the right to Call the 17.0359% Interest means the loss, forfeiture, surrender or termination of a material license or finding of unsuitability issued by one or more of the applicable gaming authorities with respect to Thomas R. Reeg, NGA or any transferee of NGA or any affiliate of NGA. In the event a Material Event occurs that permits Resorts to exercise its Call right prior to the Trigger Date, the Interest Holder will be obligated to provide carry back financing to Resorts on terms and conditions reasonably acceptable to it. If a Call is required or ordered by any applicable gaming authority, the Call will be on the terms provided for in the Proposed Operating Agreement, unless other terms are required by any of the applicable gaming authorities, in which event the Call will be on those terms.

As defined in the Proposed Operating Agreement, a “Material Event” for the purpose of allowing the Interest Holder to exercise the right to Put the 14.43% Interest to Resorts means the loss, forfeiture, surrender or termination of a material license or finding of unsuitability by any applicable gaming authority with respect to Resorts, any affiliate of Resorts (other than NGA or its affiliates), including, but not limited to, the Eldorado Hotel and Casino, the Eldorado Resort Casino Shreveport and the Silver Legacy Resort Casino.

At the time of closing under the Purchase Agreement, Resorts, NGA and Carano will enter into a separate agreement pursuant to which Resorts may require Carano to purchase from it, and Carano may require Resorts to sell to him, on the same terms such interest is acquired by Resorts from NGA upon Resorts’ exercise of its Call right under the Proposed Operating Agreement, the portion of the 17.0359% Interest acquired by NGA from Carano.

Resorts is subject to certain covenants under its credit facility and the indenture relating to the 9% Notes that impose limitations on Resorts’ ability to reacquire its equity interests. So long as these covenants are in effect, they will be applicable to any purchase by Resorts of the 14.47% Interest or the 17.0359% Interest and, accordingly, will prohibit such a purchase unless the transaction, at the time it occurs, complies with the respective provisions of each covenant or any non-compliance is waived by the lenders under the credit facility and/or the holders of the 9% Notes, as applicable.

In the event of an initial public offering of Resorts’ equity securities, the Put and Call provisions described above will terminate and be of no further force and effect. In the event of a public offering of equity securities by Resorts in which any member of Resorts is allowed to participate, the Interest Holder will have rights under the Proposed Operating Agreement equivalent to those of the other members of Resorts to sell the equity securities of Resorts held by the Interest Holder on a pro rata basis with the other members. At the time of closing under the Purchase Agreement, NGA and Resorts will enter into a registration rights agreement that will also grant to NGA and its permitted assigns certain registration rights relating to their equity interest in Resorts following any initial public offering of the equity securities of Resorts.

The terms of the Purchase Agreement, entitle Resorts either, prior to or immediately following NGA’s acquisition of its interest in Resorts, to make a distribution to the members of Resorts other than NGA of up to $10 million. During the annual meeting of the Board of Members of Resorts on June 7, 2007, the board approved a $10 million distribution upon the execution of the Purchase Agreement with NGA. The distribution was not dependent upon whether the transaction with NGA is finalized with the execution of an operating agreement. The $10 million distribution was funded through borrowings under Resorts’ existing credit facility and distributed to the members on July 25, 2007, which is the date the Purchase Agreement was executed.

        On July 12, 2007, Resorts purchased a residence in northwest Reno for $520,000 which was previously owned by an individual previously employed at Silver Legacy who relocated to Shreveport, Louisiana to assume the position of general manager at the Eldorado Shreveport. Resorts believes the amount paid was at fair market value based upon comparable home values in the area. Resorts plans to sell the residence on the open market.

On August 6, 2007, Resorts purchased a small motel located adjacent to the Eldorado-Reno parking garage for $500,000. While the motel land could be used for future expansion, Resorts has no immediate plans.

$64.7 million 9% Senior Notes due 2014

On April 20, 2004, Resorts and Eldorado Capital issued $64.7 million principal amount of the 9% Notes which are unsecured senior obligations due April 15, 2014. Interest on the 9% Notes is payable semi-annually on April 15 and October 15, beginning on October 15, 2004. Other than as permitted to comply with an order or other requirements of a gaming regulatory authority, we will not have a right to redeem the 9% Notes prior to April 15, 2009, except that, prior to April 15, 2009, we may redeem the 9% Notes at a redemption price equal to 100% of their principal amount plus a make whole premium and accrued interest and Liquidated Damages (as defined), if any, to the redemption date. Beginning on April 15, 2009, we may redeem the 9% Notes, in whole or in part, upon not less than 30 days notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages (as defined), if any, to the applicable redemption date if redeemed during the 12-month period beginning on April 15 of the years indicated:

Year	Percentage
2009	104.50
2010	103.00
2011	101.50
2012 and thereafter	100.00

Upon a change of control event, each holder of the 9% Notes may require us to repurchase all or a portion of its 9% Notes at a purchase price equal to 101% of the principal amount of the 9% Notes, plus accrued interest. The indenture relating to the 9% Notes contains covenants applicable to Resorts and its restricted subsidiaries that, among other things, limit our ability and, in certain instances, the ability of our restricted subsidiaries, to incur indebtedness, make distributions to the holders of our equity, purchase our equity securities, make payments on our subordinated indebtedness other than in accordance with the original terms thereof, incur liens, and merge, consolidate or transfer all or substantially all of our assets. These covenants are subject to a number of important qualifications and exceptions.

On January 10, 2006, Resorts purchased $225,000 of the 9% Notes. The 9% Notes were purchased at par.

Resorts called all of the 10 1/2% Notes for redemption on May 21, 2004 at a redemption price of 101.75% plus accrued and unpaid interest to the redemption date in accordance with the indenture relating to the 10 1/2% Notes. The redemption was funded utilizing the net proceeds from the issuance of the 9% Notes, together with cash and borrowings under the revolving credit facility. The redemption of the 10 1/2% Notes resulted in a loss of approximately $1.7 million after writing off unamortized bond fees relating to the debt issue and the premium relating to the call.

By a Consent and Waiver of Noteholders, dated July 15, 2005 (the “Original Noteholders’ Consent”), the holders of a majority of the 9% Notes consented to certain amendments to the Indenture, dated as of April 20, 2004 by and among Resorts, Eldorado Capital and U.S. Bank National Association, as trustee (the “Eldorado Indenture”), which are set forth in a Supplemental Indenture dated August 11, 2005 (the “Original Supplemental Indenture”). The Original Noteholders’ Consent also includes a waiver of any default that may have occurred prior to the execution of the Original Supplemental Indenture that would not have occurred had the amendments to the Eldorado Indenture consented to in the Noteholders’ Consent then been effective. By a second Consent and Waiver of Noteholders, dated September 29, 2006 (the “Second Noteholders’ Consent”), the holders of a majority of the 9% Notes consented to an additional amendment to the Eldorado Indenture, which is set forth in a Supplemental Indenture dated November 21, 2006 (the “Second Supplemental Indenture” and, collectively with the Original Supplemental Indenture, the “Supplemental Indentures”). The Second Noteholders’ Consent also includes a waiver of any default that may have occurred prior to the execution of the Second Supplemental Indenture that would not have occurred had the amendment to the Eldorado Indenture consented to in the Second Noteholders’ Consent then been effective. The Supplemental Indentures permit Resorts’ investment in the Louisiana Partnership through its ownership of ES#1 and ES#2 and the aforementioned investment in SGH, Resorts’ execution and performance of the Management Agreement and the License Agreement, the designation of ES#1, ES#2, the Louisiana Partnership and its subsidiaries, including Shreveport Capital Corporation, as “Unrestricted Subsidiaries” for purposes of the Eldorado Indenture, and Resorts’ pledge of its ownership interests in ES#1 and ES#2 to secure the repayment of the New Shreveport Notes.

$140 million 10% First Mortgage Notes due 2012

Pursuant to the Plan, on July 21, 2005, the Louisiana Partnership and Shreveport Capital (together, the “Shreveport Issuers”) co-issued $140 million of New Shreveport Notes, which provide for interest at the rate of 10% per annum and become due and payable in 2012, and the Shreveport Issuers’ $150 million principle amount 13% first mortgage notes with contingent interest due 2006 and $39 million principle amount 13% senior secured notes with contingent interest due 2006 were cancelled. Interest on the New Shreveport Notes accrues from June 30, 2005 and is payable semiannually each February 1 and August 1, commencing February 1, 2006. Such interest is payable in cash or, at our option, through the issuance of additional New Shreveport Notes for all or a portion of the amount of interest then due. However, this option to issue additional New Shreveport Notes in lieu of cash payments for interest may only be made for four semiannual interest payments (which need not be consecutive) and, with limited exceptions, may not be made once a “Preferred Capital Contribution Amount”, as defined below, has been redeemed or otherwise acquired by the Shreveport Issuers. On February 1 and August 1, 2006, respectively, the Shreveport Issuers issued $8.2 million and $7.4 million of additional New Shreveport Notes due 2012 in lieu of making the cash interest payments. On February 1 and August 1, 2007, the Louisiana Partnership paid the semi annual interest payments and on August 1, 2007, the Louisiana Partnership also paid the preferred equity interest in cash.

The New Shreveport Notes are not redeemable prior to August 1, 2009. On or after August 1, 2009, the Louisiana Partnership may redeem the New Shreveport Notes at the following redemption prices (expressed as a percentage of principal amount) plus any accrued and unpaid interest:

Year beginning August 1,	Percentage
2009	105.0%
2010	102.5%
2011 and thereafter	100.0%

The Louisiana Partnership may, at its option, also redeem from time to time not more than 35% of the original aggregate principal amount of the New Shreveport Notes prior to August 1, 2009 at a price of 110.0% of the principal amount plus accrued and unpaid interest with the proceeds of a capital contribution to the Louisiana Partnership in the amount of at least $20 million from ES#1 or ES#2.

The Louisiana Partnership will be required to make an offer to repurchase the New Shreveport Notes outstanding at 101% of the principal amount upon the occurrence of a Change of Control, as defined in the indenture governing the New Shreveport Notes (see below). Redemption offers at 100% of the principal amount are required to be made with the proceeds of Asset Sales by the Louisiana Partnership in excess of $5 million or with Excess Loss Proceeds following an Event of Loss in excess of $5 million, as those terms are defined in the indenture.

The New Shreveport Notes were issued under an Amended and Restated Indenture, dated as of July 21, 2005, by and among the Shreveport Issuers and U.S. Bank National Association, as trustee (the “New Indenture”). The New Indenture includes covenants that, among other things, impose restrictions (subject to certain exceptions) on the Louisiana Partnership’s ability and its “Restricted Subsidiaries” (as defined in the New Indenture) to declare or pay distributions on account of their equity interests, purchase or otherwise acquire their equity interests, make certain payments on or with respect to pari passu or subordinated indebtedness, make investments, sell their assets, incur liens, engage in transactions with their affiliates, incur indebtedness and issue preferred equity. The New Shreveport Notes are secured by a first priority security interest in substantially all of the Louisiana Partnership’s current and future assets. The liens of the holders of the previously outstanding First Mortgage Notes and Senior Secured Notes under the related indentures and collateral documents were amended and restated and continue as first priority liens securing the New Shreveport Notes. In addition, ES#1 and ES#2 have pledged their interests in the Louisiana Partnership, and Resorts has pledged its interests in ES#1 and ES#2, for the benefit of the holders of the New Shreveport Notes.

Preferred Return on Preferred Capital Contribution Amount

On July 21, 2005, SGH acquired a 25% non-voting partnership equity interest and a $20 million preferred equity interest in the Louisiana Partnership pursuant to the Joint Plan of Debtors and Bondholders Committee (the “Plan”). On July 22, 2005, ES#1 converted 55,006 shares of the common stock of SGH into (i) a 1.4% non-voting partnership interest in the Louisiana Partnership (reducing SGH’s interest to 23.6%) and (ii) the right to distributions by the Louisiana Partnership in respect of $1.12 million of the preferred equity interests of SGH (reducing the amount retained by SGH to $18.88 million). Holders of the non-voting partnership equity interests shall have the right to put all of those interests to the Louisiana Partnership for purchase at any time after a full fiscal year of operations following the Effective Date where the Louisiana Partnership’s trailing earnings before interest, income taxes, depreciation, amortization and management fees (“EBITDAM”) for the four fiscal quarters preceding the date of the put exceeds $30,000,000. If the holders of the non-voting partnership equity interests exercise the put and requires the Louisiana Partnership to purchase their interests, the price for such interests would be 25% of five and one-half (5.5) times the four fiscal quarter trailing EBITDAM, minus debt (including the New Shreveport Notes), minus accrued and unpaid Preferred Return and the Preferred Capital Contribution Amount (as both terms are described below), plus available cash. A put payment would not be a “Restricted Payment” as defined under the Indenture to the New Shreveport Notes. No value was attributed to the non-voting partnership equity interests or the related put option on the Effective Date or at December 31, 2005. Management estimates the fair market value of the put option at December 31, 2006 to be $738,000. The preferred equity interest was initially valued at its face amount of $20 million.

The Louisiana Partnership’s Fourth Amended and Restated Joint Venture Agreement, dated as of July 21, 2005, as amended by a Fifth Amended and Restated Joint Venture Agreement, dated as of July 22, 2005 (the “Joint Venture Agreement”), provides for a “Preferred Return” (as defined) on the “Preferred Capital Contribution Amount” (as defined) to SGH, and each transferee of any of SGH’s interest in the Louisiana Partnership that becomes a partner in the Louisiana Partnership in accordance with the Joint Venture Agreement (each an “SGH Transferee”). As defined in the Joint Venture Agreement, “Preferred Capital Contribution Amount” means $20 million, less the cumulative amounts distributed from time to time in payment of the Preferred Capital Contribution Amount. As defined in the Joint Venture Agreement, “Preferred Return” means an amount calculated in the same manner as interest on a loan accruing daily from June 30, 2005, at an annual rate of 13% (based upon a 365- or 366- day year, as applicable), compounded quarterly on the last day of each fiscal quarter of each applicable year, taking into account distributions of Preferred Return made pursuant to the Joint Venture Agreement as if they were payments of interest and distributions in payment of the Preferred Capital Contribution Amount made pursuant to the Joint Venture Agreement as if they were payments of principal. Accrued interest with respect to the Preferred Capital Contribution Amount totaled $5.0 million, of which $321,000 was payable to ES#1, at June 30, 2007. Accrued interest with respect to the Preferred Capital Contribution Amount totaled $4.2 million and $1.3 million, of which $233,000 and $74,000 was payable to ES#1, at December 31, 2006 and 2005, respectively. On August 1, 2007, the Louisiana Partnership paid the preferred equity accrued interest in cash.

Prior to July 22, 2013, the Joint Venture Agreement permits, but does not require, the Louisiana Partnership’s managing partner, ES#1, to make annual distributions in payment of the Preferred Return and the Preferred Capital Contribution Amount from our “Distributable Cash Flow” (as defined) remaining after all distributions required to be made with respect to the current and all prior fiscal years, including any required tax distributions. On July 22, 2013, the Louisiana Partnership will be required by the Joint Venture Agreement to distribute to SGH and any SGH Transferees (collectively, the “Preferred Return Partners”) amounts sufficient to (i) pay all accrued Preferred Return not previously paid and (ii) pay the remaining Preferred Capital Contribution Amount. Except as otherwise provided in the Joint Venture Agreement, no distributions other than payments of the Preferred Return and payments of the Preferred Capital Contribution Amount will be made to the Louisiana Partnership’s partners on account of their interests in the

Louisiana Partnership unless sufficient distributions have been made to the Preferred Return Partners such that the Preferred Return Partners have received all accrued Preferred Return and the Preferred Capital Contribution Amount has been reduced to zero. Failure to pay the Preferred Return and the Preferred Capital Contribution Amount in full on or before July 22, 2013 will give rise to the right to terminate the Louisiana Partnership’s management agreement.

Eldorado-Shreveport Management Agreement

On July 22, 2005, Resorts and the Louisiana Partnership entered into a management agreement (the “Management Agreement”) pursuant to which Resorts, as the Louisiana Partnership’s exclusive agent, manages Eldorado-Shreveport. For its services, Resorts is entitled to receive a Base Management Fee of $2.5 million annually, payable in quarterly installments of $625,000 each on October 22, January 22, April 22 and July 22 of each year during the term of the Management Agreement, beginning October 22, 2005. Payment of the Base Management Fee has priority over the payment of any interest due on the New Shreveport Notes. Resorts is also entitled to an Incentive Fee equal to the sum of (i) 15% of the amount, if any, by which “EBITDA” (as defined in the Management Agreement) for any calendar year during the term of the Management Agreement exceeds $20 million and (ii) an additional 5% of the amount, if any, by which “EBITDA” (as defined in the Management Agreement) for any such calendar year exceeds $25 million. By its terms, the Management Agreement will continue in effect through the date the Louisiana Partnership no longer holds a riverboat gaming license for Eldorado-Shreveport, unless the agreement is earlier terminated by either party in accordance with its terms. Notwithstanding Resorts’ right to terminate the Management Agreement at any time when any of the Base Management Fee or Incentive Fee due and payable to it remains unpaid, such termination will not be effective without the consent of the Louisiana Partnership until a replacement manager has been selected by the Louisiana Partnership and approved by the Louisiana Gaming Control Board so long as (a) the Louisiana Partnership has reimbursed Resorts for all reasonably incurred and documented out-of-pocket expenses associated with the performance of its obligations under the Management Agreement within 30 days following Resorts’ submission to the Louisiana Partnership of the applicable request for reimbursement pursuant to the terms of the agreement and (b) during the period beginning on the 180th day following the date of Resorts’ written notice of termination, for each month that Resorts continues to serve as the manager pursuant to the terms of the Management Agreement, the Louisiana Partnership has paid Resorts a monthly fee of $100,000, which is due and payable no later than 15 days following the end the month.

Commitments and Contingencies

City of Shreveport Ground Lease and Admission Fees

The Louisiana Partnership entered into a ground lease with the City of Shreveport for the land on which Eldorado-Shreveport was built. The lease has an initial term ending December 20, 2010 with subsequent renewals for up to an additional 40 years. Base rental payments under the lease began when construction commenced and were $10,000 per month during the construction period. The base rental amount increased to $450,000 per year upon opening and continues at that amount for the remainder of the initial ten-year lease term. During the first five-year renewal term, the base annual rental will be $402,500. The annual base rental payment will increase by 15% during each of the second, third, fourth and fifth five-year renewal terms with no further increases. The base rental portion of the ground lease is being amortized on a straight-line basis. In addition to the base rent, the Louisiana Partnership pays a monthly percentage rent equal to the greater of (1) $500,000 per year or (2) the sum of 1% of the Louisiana Partnership’s adjusted gross revenues and the amount by which 50% of the net income from Eldorado-Shreveport’s parking facilities exceeds a specified parking income credit. Ground lease rentals amounted to approximately $1.0 million and $2.0 million, including percentage rentals amounting to $0.7 million and $1.4 million for the six and twelve months ended June 30, 2007 and December 31, 2006, respectively.

In addition, the ground lease agreement calls for payments in lieu of admission fees to the City of Shreveport and payments to the Bossier Parish School Board amounting to 3.225% and .5375% of Net Gaming Proceeds (as defined in the agreement), respectively. In May 2005, HCS and the Bossier Parish Police Jury concluded a settlement agreement, which was subsequently approved by the Bankruptcy Court. Under the terms of the settlement agreement, the Louisiana Partnership began paying a percentage of its Net Gaming Proceeds, as defined, in the amount of .3% during 2006, which increased to ..4% effective January 1, 2007 and will increase to .5% after 2007. Such payments to the Bossier Parish Police Jury are in addition to the payments under the ground lease and are in lieu of both admission fees and any sales or use tax for complimentary goods or services. Such payments in lieu of admission fees and school taxes amounted to $ 2.9 million and $5.7 million for the six and twelve months ended June 30, 2007 and December 31, 2006, respectively.

Contractual Commitments

The following table summarizes our material obligations and commitments to make future payments under certain contracts, including long-term debt obligations, capitalized leases base rental payments under the ground lease and operating leases, as of December 31, 2006 (in thousands).

Type of Contractual Obligation

Payment due by Period	Long-Term Debt Instruments	Interest payments on long-term debt (1)	Preferred Equity Interest (2)	Capital Leases	Operating Leases (3)	Total
2007	$206	$22,089	$—	$370	$1,169	$23,834
2008	203	22,076	—	306	818	23,403
2009	217	21,515	—	188	723	22,643
2010	231	21,500	—	124	673	22,528
2011	7,247	21,485	—	124	574	29,430
Thereafter	221,810	22,547	22,878	350	24,260	291,845

Total	$229,914	$131,212	$22,878	$1,462	$28,217	$413,683

(1)	Interest payments assume that the Louisiana Partnership did not utilize the provision under the New Indenture allowing the Louisiana Partnership to issue additional New Shreveport Notes in lieu of making interest payments. The Louisiana Partnership has the option of doing this two more times.

(2)	Includes interest of $2,878.

(3)	Includes ground lease; base fee, cash payment only.

The repayment of Resorts’ long-term debt, which consists of indebtedness under its credit facility, the Aircraft Note and the indebtedness evidenced by the 9% Notes, is subject to acceleration upon the occurrence of an event of default under the credit facility, the Aircraft Note or the indenture relating to the 9% Notes, respectively. Long-term debt instruments includes interest obligations associated with debt and capital lease obligations outstanding as of December 31, 2006, and through the debt or lease maturity date.

Interest on the New Shreveport Notes is payable semiannually in cash or, at the Louisiana Partnership’s option, through the issuance of additional New Shreveport Notes for all or a portion of the amount of interest then due. On February 1 and August 1, 2006, respectively, the Louisiana Partnership issued $8.2 million and $7.4 million of additional New Shreveport Notes due 2012 in lieu of making the cash interest payments.

We routinely enter into operational contracts in the ordinary course of our business, including construction contracts for minor projects that are not material to our business or financial condition as a whole. Our commitments relating to these contracts are recognized as liabilities in our consolidated balance sheets when services are provided with respect to such contracts. Resorts expect to spend approximately $1.0 million and the Louisiana Partnership expects to spend an additional $1.9 million on new slot machines in 2007.

Effective June 1, 2006, the Louisiana Partnership terminated a lease agreement with respect to approximately 45,000 square feet of retail space located across the street from the casino/hotel complex thereby becoming the direct lessor for the retail tenants. The termination of the lease resulted from the default on payments from the lessee. Rental revenue for the year ended December 31, 2006 amounted to $0.2 million. There are currently five tenants renting approximately 22,000 square feet of space under rental agreements expiring at various dates between 2007 and 2012, most of which have optional renewal periods. Rental payments are comprised of fixed monthly amounts, percentage rentals and common area maintenance payments.

Resorts made cash interest payments of $6.9 million, $6.9 million, and $7.9 million during the years ended December 31, 2006, 2005, and 2004, respectively.

ITEM 3.	DESCRIPTION OF PROPERTY.

The Company

Prior to the consummation of the Resorts transaction, the Company will own no real property. Upon the closing of the Resorts transaction, the Company will continue to own no real property but will acquire an indirect equity interest in Resorts which directly or indirectly, through the Louisiana Partnership and Silver Legacy Joint Venture, holds interests in real property.

Resorts

Eldorado-Reno is situated on an approximately 159,000 square foot parcel at 345 North Virginia Street, Reno, Nevada. Resorts owns the entire parcel, except for approximately 30,000 square fee which is leased from C, S and Y Associates, a general partnership of which Donald Carano is a general partner. The lease expires on June 30, 2027. Annual rent is equal to the greater of (i) $400,000 and (ii) an amount based on a decreasing percentage of Eldorado-Reno’s gross gaming revenues ranging from 3.0% of the first $6.5 million of gross gaming revenues to 0.1% of gross gaming revenues in excess of $75.0 million. Rent in 2006 totaled approximately $632,000. Substantially, all of Resorts’ real property and the related personal property (including Eldorado-Reno, a 31,000 square foot parcel of property across the street from and west of Eldorado-Reno and two adjacent parcels totaling an additional 18,687 square feet) is subject to encumbrances securing the repayment of Resorts’ senior secured revolving credit facility (as amended, the “Resorts Credit Facility”) which terminates on February 28, 2011. At June 30, 2007, the indebtedness outstanding under Resorts Credit Facility was $ 3.0 million.

Silver Legacy Joint Venture

Silver Legacy is owned by Silver Legacy Joint Venture, a Nevada general partnership of which a 96%-owned subsidiary of Resorts is a 50% partner. Silver Legacy is situated on two neighboring parcels of land, located at 407 North Virginia Street and 411 North Sierra Street in Reno, Nevada. Silver Legacy Joint Venture owns both parcels, comprising 118,167 and 119,927 square feet, respectively. As of December 31, 2006 both parcels and the improvements located thereon were encumbered by liens securing the indebtedness incurred under Silver Legacy Joint Venture’s senior credit facility (the “Silver Legacy Credit Facility”) and the indebtedness evidenced by $160 million principal amount of 10-1/8% mortgage notes due 2012 co-issued by Silver Legacy Joint Venture and its wholly owned subsidiary, Silver Legacy Capital Corp. (the “Silver Legacy Notes”). At June 30, 2007, the aggregate principal amount of the indebtedness secured by these liens totaled $160.0 million.

Louisiana Partnership

The Louisiana Partnership, a Louisiana general partnership in which two wholly owned subsidiaries of Resorts own in the aggregate a 76.4% interest, leases approximately nine acres of land in Shreveport, Louisiana on which Eldorado-Shreveport was constructed. Eldorado-Shreveport consists of a 403-room, all-suite hotel and a three-level riverboat dockside casino that contains approximately 59,000 square feet of space. Eldorado-Shreveport’s centerpiece is a 170,000 square foot land-based pavilion housing restaurants and entertainment amenities. An 85-foot wide seamless entrance connects the casino to the land-based pavilion on all three levels resulting in the feel of a land-based casino. The Louisiana Partnership also leases other properties in the Shreveport area for office space, employee parking and storage. At June 30, 2007, substantially all of the Louisiana Partnership’s assets, including Eldorado-Shreveport, were subject to liens securing the repayment of $155,616,000 principal amount of 10% notes due 2012 co-issued by the Louisiana partnership and a wholly owned subsidiary of the Louisiana Partnership (the “Shreveport Notes”), including $31,133,250 principal amount of Shreveport Notes that will be acquired by Resorts in consideration of its issuance to the Company of a new 14.47% interest in Resorts.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth, as of August 30, 2007, information regarding the beneficial ownership of the Company’s voting securities by all persons known to be the beneficial owners of more than 5% of any voting class of Company securities.

Name of Beneficial Owner(1)	Title of Class of Company Securities	Amount and Nature of Beneficial Ownership(2)	Percent of Class
NGA VoteCo, LLC	Class A Units	1 Unit (3)	100%(3)
Thomas R. Reeg(4)	Class A Units	1 Unit (5)	100%(5)
Timothy T. Janszen(6)	Class A Units	1 Unit (5)	100%(5)
Ryan Langdon(7)	Class A Units	1 Unit (5)	100%(5)
Roger A. May(8)	Class A Units	1 Unit (5)	100%(5)

(1)	The address for each beneficial owner is:

c/o NGA HoldCo LLC

21 Waterway Avenue, Suite 150

The Woodlands, TX 77380

(2)	Beneficial ownership is determined in accordance with the Exchange Act, as amended, and the rules and regulations promulgated thereunder.

(3)	VoteCo directly owns one Class A Unit of the Company, which is the only Class A Unit of the Company that is issued and outstanding.

(4)	Thomas R. Reeg is a member of the Company’s and VoteCo’s board of managers and the operating manager of VoteCo and the Company.

(5)	Thomas R. Reeg, Timothy T. Janszen, Ryan Langdon and Roger A. May (collectively, the “VoteCo Equityholders”) are the voting members of VoteCo holding 30, 30, 30 and 10 VoteCo Units, respectively. These individuals may be deemed to form a “group” holding all 100 VoteCo Units and, as a result, each such individual may be deemed to be a beneficial owner of the Class A Unit of the Company directly held by VoteCo.

(6)	Mr. Janszen is a member of the Company’s and VoteCo’s board of managers.

(7)	Mr. Langdon is a member of the Company’s and VoteCo’s board of managers.

(8)	Mr. May is a member of the Company’s and VoteCo’s board of managers.

The following table sets forth, as of August 30, 2007, information regarding the beneficial ownership by each of the Company’s managers, Thomas R. Reeg, Timothy T. Janszen, Ryan Langdon and Roger A. May, of each class of equity securities of the Company, the Company’s parent or the Company’s subsidiaries of which he owns any beneficial interest.

Name of Company Manager(1)	Title of Class of Securities	Amount and Nature of Beneficial Ownership(2)	Percent of Class
Thomas R. Reeg(3)	VoteCo Units	30 Units (4)	30.0%(4)
	Company Class A Units	1 Unit (5)	100%(5)
	Blocker Units	100 Units (6)	100%(6)
	AcquisitionCo Units	100 Units (7)	100%(7)
Timothy T. Janszen(8)	VoteCo Units	30 Units (9)	30.0%(4)
	Company Class A Units	1 Unit (5)	100%(5)
	Blocker Units	100 Units (6)	100%(6)
	AcquisitionCo Units	100 Units (7)	100%(7)
Ryan Langdon(10)	VoteCo Units	30 Units (11)	30.0%(4)
	Company Class A Units	1 Unit (5)	100%(5)
	Blocker Units	100 Units (6)	100%(6)
	AcquisitionCo Units	100 Units (7)	100%(7)
Roger A. May(12)	VoteCo Units	10 Units (13)	30.0%(4)
	Company Class A Units	1 Unit (5)	100%(5)
	Blocker Units	100 Units (6)	100%(6)
	AcquisitionCo Units	100 Units (7)	100%(7)
Company Managers and Executive Officers of the Company as a Group (4 persons)(14)
	Company Class A Units	1 Unit (5)	100%(5)
	Blocker Units	100 Units (6)	100%(6)
	AcquisitionCo Units	100 Units (7)	100%(7)

(1)	The address for each manager of the Company is:

c/o NGA HoldCo LLC

21 Waterway Avenue, Suite 150

The Woodlands, TX 77380

(2)	Beneficial ownership is determined in accordance with the Exchange Act, as amended, and the rules and regulations promulgated thereunder.

(3)	Thomas R. Reeg is the operating manager of VoteCo, the Company, Blocker and AcquisitionCo.

(4)	Thomas R. Reeg is the listed owner of these securities.

(5)	VoteCo is the listed owner of one Class A Unit of the Company, which is the only Class A Unit of the Company that is issued and outstanding. Thomas R. Reeg, Timothy T. Janszen, Ryan Langdon and Roger A. May each may be deemed to be a member of a “group” holding all 100 VoteCo Units and, as a result, each may be deemed to be a beneficial owner of the Class A Unit of the Company, representing the only Class A Unit of the Company issued and outstanding, directly held by VoteCo.

(6)	The Company is the listed owner of all 100 Blocker Units. Thomas R. Reeg, Timothy T. Janszen, Ryan Langdon and Roger A. May each may be deemed to be a member of a “group” holding all 100 VoteCo Units and, as a result, each may be deemed to be a beneficial owner of all Blocker Units directly held by the Company.

(7)	Blocker is the listed owner of all 100 AcquisitionCo Units. Thomas R. Reeg, Timothy T. Janszen, Ryan Langdon and Roger A. May each may be deemed to be a member of a “group” holding all 100 VoteCo Units and, as a result, each may be deemed to be a beneficial owner of all AcquisitionCo Units directly held by Blocker.

(8)	Timothy T. Janszen is a manager of VoteCo, the Company, Blocker and AcquisitionCo.

(9)	Timothy T. Janszen is the listed owner of these securities.

(10)	Ryan Langdon is a manager of VoteCo, the Company, Blocker and AcquisitionCo.

(11)	Ryan Langdon is the listed owner of these securities.

(12)	Roger A. May is a manager of VoteCo, the Company, Blocker and AcquisitionCo.

(13)	Roger A. May is the listed owner of these securities.

(14)	The Company currently has no executive officers.

ITEM 5.	DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following table sets forth information as of August 30, 2007, regarding each manager of the Company and each manager of Resorts.

Name	Age	Position(s)
Thomas R. Reeg(1)	36	Manager of the Company and Resorts
Timothy T. Janszen(2)	43	Manager of the Company
Ryan Langdon(3)	35	Manager of the Company
Roger A. May(4)	41	Manager of the Company
Donald L. Carano(5)	75	Manager of Resorts
Gary L. Carano(6)	54	Manager of Resorts
Raymond J. Poncia, Jr.(7)	73	Manager of Resorts
Leslie Heisz(8)	46	Manager of Resorts

(1)	Mr. Reeg has been a manager of the Company since January 11, 2007 and its operating manager since July 1, 2007, and he will be the designated representative of AcquisitionCo, which will become a member of Resorts’ board of managers upon the closing of the Company’s acquisition of its interest in Resorts.

(2)	Mr. Janszen has been a manager of the Company since July 1, 2007.

(3)	Mr. Langdon has been a manager of the Company since July 1, 2007.

(4)	Mr. May has been a manager of the Company since July 1, 2007.

(5)	Mr. Carano is the designated representative of Recreational Enterprises, Inc., a Nevada corporation, which has been a member of Resorts’ board of managers since 1996.

(6)	Mr. Carano has been a member of Resorts’ board of managers since 1996.

(7)	Mr. Poncia is the designated representative of Hotel-Casino Management, Inc., a Nevada corporation, which has been a member of Resorts’ board of managers since 1996.

(8)	Ms. Heisz has been a member of Resorts’ board of managers since 1996.

Thomas R. Reeg, CFA. Mr. Reeg has been a Senior Managing Director of Newport Global Advisors L.P. since September 14, 2005. Prior to joining Newport Global Advisors L.P., Mr. Reeg held a number of positions, most recently Managing Director and portfolio manager, in the High Yield Group of AIG Global Investment Group from 2002 to September 2005. Mr. Reeg was responsible for co-management of the high yield mutual fund portfolios. Mr. Reeg joined AIG Global Investment Group in 2002 as a senior high yield investment analyst where he coordinated credit research in the gaming, lodging and utilities sectors. Prior to joining AIG Global Investment Group, Mr. Reeg was a senior high yield research analyst covering telecommunications, casino, lodging and leisure sectors at Bank One Capital Markets. Mr. Reeg’s previous experience also includes similar high yield research positions with ABN AMRO and Bank of America Securities. He received a Bachelor of Business Administration in Finance from the University of Notre Dame in 1993. Mr. Reeg is a Chartered Financial Analyst.

Timothy T. Janszen. Mr. Janszen has been the Chief Executive Officer of Newport Global Advisors L.P. since September 14, 2005. Prior to joining Newport Global Advisors L.P., Mr. Janszen held a number of positions, most recently Managing Director and portfolio manager, in the High Yield Group of AIG Global Investment Group over a period of more than five years. Mr. Janszen joined AIG Global Investment Group with the acquisition of American General Investment Management (“AGIM”) in 2001. Mr. Janszen was responsible for the management of AIG Global Investment Group’s high yield group. Mr. Janszen was also the lead portfolio manager of all general and separate high yield accounts. Previously, Mr. Janszen was head of high yield portfolio management at AIG Global Investment Group. At AGIM, he was head of credit research. Prior to rejoining AGIM, Mr. Janszen served as director of research for Pacholder Associates, an independent money manager focused on high yield and distressed investing. Prior to that, Mr. Janszen worked for American General as a senior investment manager. For the four years prior to originally joining American General, Mr. Janszen served in a variety of senior management positions including the last two years as president of ICO, Inc., a public oil service company affiliated with Pacholder. Mr. Janszen spent the first four years of his career as a high yield trader and analyst at Pacholder. Mr. Janszen received a Bachelor of Science in Business Administration, cum laude, from Xavier University in Cincinnati, Ohio, in 1986.

Ryan Langdon. Mr. Langdon has been a Senior Managing Director of Newport Global Advisors L.P. since September 14, 2005. Prior to joining Newport Global Advisors L.P., Mr. Langdon held a number of positions, most recently a Managing Director and portfolio manager, in the High Yield Group of AIG Global Investment Group from 2002 to September 2005. Mr. Langdon was responsible for managing the distressed portfolio. Mr. Langdon joined AIG Global Investment Group’s High Yield Group in 2002 as a senior high yield investment analyst following the telecommunications and cable sectors. Prior to joining AIG Global Investment Group, Mr. Langdon worked at ABN AMRO as a senior high yield telecommunications and cable analyst. Mr. Langdon started his career as a vice president and high yield investment analyst at Pacholder Associates. He received a Bachelor of Science in Business Economics from Miami University in 1994 and a Master of Arts in Economics from Miami University in 1995. Mr. Langdon serves on the board of directors of iPCS, Inc. and served on the board of directors of IWO Holdings until its sale to Sprint Nextel in October 2005.

Roger A. May, CFA. Mr. May has been a Senior Managing Director of Newport Global Advisors L.P. since September 14, 2005. Prior to joining Newport Global Advisors L.P., Mr. May held a number of positions, most recently Managing Director, in the High Yield Group of AIG Global Investment Group over a period of more than five years. Mr. May was co-head of research for the High Yield Group, as well as the senior analyst in the healthcare, pharmaceuticals and utilities sectors. Mr. May joined AIG Global Investment Group with the acquisition of AGIM in 2001. Mr. May joined AGIM in 1999 as a senior fixed income investment manager covering the healthcare, lodging and service sectors. Mr. May received a Bachelor of Science in Mathematics from Louisiana State University in 1989 and a Master of Business Administration from the University of Houston in 1996. Mr. May is a Chartered Financial Analyst.

Donald L. Carano. Mr. Carano has been a manager of Resorts since 1996. Mr. Carano has served as Chief Executive Officer of, and has owned a controlling interest in, Resorts or its predecessor since 1973. Previously, he was an attorney with the firm of McDonald Carano Wilson LLP, with which he maintains an “of counsel” relationship. Mr. Carano has been involved in the gaming industry and has been a licensed casino operator since 1969. Also, since 1984, Mr. Carano has been the Chief Executive Officer of the Ferrari Carano Winery. He is the father of Gary Carano. He is also the father of Gene and Gregg Carano and is married to Rhonda Carano, each of whom is employed by Eldorado-Reno an executive or senior management position.

Gary L. Carano. Mr. Carano has been the designated representative of Recreational Enterprises, Inc., a manager of Resorts, since 1996. Mr. Carano has served as General Manager of the Silver Legacy since 1995. Mr. Carano has served as President and Chief Operating Officer of Resorts since 2004. Previously, he served as Assistant General Manager, General Manager and Chief Operating Officer of the Eldorado from 1980 to 1994. Mr. Carano holds a Bachelors Degree in Business Administration from the University of Nevada, Reno.

Raymond J. Poncia, Jr. Mr. Poncia has been the designated representative of Hotel-Casino Management, Inc., a manager of Resorts, since 1996. Mr. Poncia has had an ownership interest in the Eldorado since 1973 and has been involved in the gaming industry since 1968. He has been involved with the Eldorado in the areas of development, architectural and interior design, construction financing and business planning. Mr. Poncia received his architectural degree from Case-Reserve University and has been a licensed architect in private practice since 1960.

Leslie Heisz has been a manager of Resorts since 1996. Ms. Heisz has been a Managing Director at Lazard Freres & Co. LLC since January 2004. She was a Senior Advisor of Lazard Freres & Co. LLC, from 2003 until she assumed her current position. From 1995 to 2002, she was a Managing Director and Director of Dresdner Kleinwort Wasserstein (or its predecessor, Wasserstein Perella & Co.). Prior thereto, Ms. Heisz was a Vice President at Salomon Brothers Inc. from 1987 to 1995. From 1982 to 1986, she was a Senior Consultant and Consultant at Price Waterhouse. Ms. Heisz has served on the board of directors of International Game Technology (IGT) since June 2003 where she is a member of the Audit and Nominating and Corporate Governance Committees. Ms. Heisz holds a Bachelors of Science degree from the University of California at Los Angeles (UCLA) and a Masters of Business Administration from the UCLA Anderson School of Management.

The Company does not have any named executive officers. The Company is a newly formed entity and has conducted no operations other than in connection with the Resorts transaction. Currently, the Company has no committees and therefore has no audit committee nor an audit committee financial expert.

The Company was founded by the VoteCo Equityholders for the primary purpose of holding equity, directly or indirectly through affiliates, in one or more entities related to the gaming industry. The VoteCo Equityholders will not receive any direct consideration or other compensation in connection with their activities in founding the Company.

ITEM 6.	EXECUTIVE COMPENSATION.

The Company’s managers are not entitled to compensation from the Company for any services rendered to or on behalf of the Company, or otherwise, in their capacities as managers of the Company. The Company’s managers are entitled to reimbursement from the first available funds of the Company for direct out-of-pocket costs and expenses they incur on behalf of the Company that directly relate to the business and affairs of the Company. The Company does not have any named executive officers.

ITEM 7.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Company Operating Agreement

The voting, management and other powers of holders of Class A Units and Class B Units of the Company, and the Company Manager, are governed by the Company’s Operating Agreement. For a description of certain material provisions of the Company’s Operating Agreement, see “Item 8. Description of Securities,” below.

The Company Manager, the Company’s only manager, has determined that he is not “independent” as that term is defined under current rules of the New York Stock Exchange (the “NYSE”). None of the Company’s securities are listed on the NYSE or any other national securities exchange or any national securities association, nor is there any current intention to so list any securities of the Company in the future.

Resorts Operating Agreement

Upon consummation of the Resorts transaction, the voting, management and other powers of holders of equity interests in Resorts and the managers of Resorts will be governed by the Second Amended and Restated Operating Agreement of Resorts to be executed at the closing of the Resorts transaction. For a description of certain material provisions of the Resorts’ Second Amended and Restated Operating Agreement, a form of which is included as an exhibit to this registration statement, see “Item 1. Description of the Business—Eldorado Resorts LLC—Management of Resorts” above.

The Board of Managers of Resorts has determined that no member of Resorts’ Board of Managers is “independent” as that term is defined under current rules of the NYSE. None of Resorts’ securities are listed on the NYSE or any other national securities exchange or any national securities association, nor is there any current intention to so list any securities of Resorts in the future.

Company’s Parent

The Company’s only parent is VoteCo, which holds 100% of the voting securities of the Company.

Other Related Transactions

Until July 1, 1996, Resorts had historically paid a management fee to each of Recreational Enterprises, Inc. and Hotel Casino Management, Inc. A portion of these fees represented compensation for services provided to Resorts by certain members of the Carano family. Effective July 1, 1996, Resorts entered into a new management agreement (the “Eldorado Management Agreement”) with Recreational Enterprises, Inc. and Hotel Casino Management, Inc. which provides that Recreational Enterprises, Inc. and Hotel Casino Management, Inc. (collectively, the “Managers”) will, among other things, (a) develop strategic plans for Resorts’ business, including preparing annual budgets and capital expenditure plans, (b) provide advice and oversight with respect to financial matters of Resorts, (c) establish and oversee the operation of financial accounting systems and controls and regularly review Resorts’ financial reports, (d) provide planning, design and architectural services to Resorts and (e) furnish advice and recommendations with respect to certain other aspects of Resorts’ operations. In consideration for such services, Resorts pays to the Managers a management fee not to exceed 1.5% of Resorts’ annual net revenues. There is no minimum payment required to be paid to the Managers pursuant the Eldorado Management Agreement. The current term of the Eldorado Management Agreement continues in effect until July 1, 2008 after which it will be automatically renewed for additional three-year terms until terminated by one of the parties. Resorts paid management fees to Recreational Enterprises, Inc. and Hotel Casino Management, Inc. of $393,600 and $206,400, respectively, in 2006. There can be no assurance that the terms of the Eldorado Management Agreement are at least as favorable to Resorts as could be obtained from unaffiliated third parties. Recreational Enterprises, Inc. is beneficially owned by members of the Carano family and Hotel Casino Management, Inc. is beneficially owned by members of the Poncia family. Donald M. Carano and Raymond J. Poncia, Jr. are members of Resorts’ board of managers.

Resorts owns the parcel on which Eldorado-Reno is located, except for approximately 30,000 square feet which is leased from C, S and Y Associates, a general partnership of which Donald Carano is a general partner (the “C, S and Y Lease”). The C, S and Y Lease expires on June 30, 2027. Annual rent is payable in an amount equal to the greater of (i) $400,000 or (ii) an amount based on a decreasing percentage of Eldorado-Reno’s gross gaming revenues for the year ranging from 3% of the first $6.5 million of gross gaming revenues to 0.1% of gross gaming revenues in excess of $75 million. In 2006, the rent paid pursuant to the C, S and Y Lease, totaled approximately $632,000. In the opinion of Resorts’ management, the terms of the C, S and Y Lease are at least as favorable to Resorts as could have been obtained from unaffiliated third parties.

Resorts currently retains the firm of McDonald Carano Wilson LLP (“McDonald Carano”) in connection with a variety of legal matters. Donald Carano was an attorney with McDonald Carano from 1961 until 1980. Mr. Carano has maintained an “of counsel” relationship with McDonald Carano, but is not involved in the active practice of law or in the representation of Resorts or any of its affiliates as an attorney. Mr. Carano receives no compensation from McDonald Carano. In the opinion of Resort’s management, the fees paid to McDonald Carano are at least as favorable to Resorts as could be obtained from any other law firm for comparable services.

Resorts owns a 21.25% interest in Tamarack Crossings, LLC, a Nevada limited liability company, which owns and operates Tamarack Junction (“Tamarack”), a small casino in south Reno, Nevada. Resorts has a nontransferable option to purchase from Donald Carano, at a purchase price equal to his cost plus any undistributed income attributable thereto (which amounted to approximately $2.3 million at December 31, 2006), an additional 10.0% interest in Tamarack Crossings, LLC, which is exercisable until June 30, 2010. Donald Carano currently owns a 26.25% interest in Tamarack Crossings, LLC. Four members of Tamarck Crossings, LLC, including Resorts and three unaffiliated third parties, manage the business and affairs of the Tamarack. At December 31, 2006 and 2005, Resorts’ financial investment in Tamarack Crossings, LLC was $4.8 million and $4.3 million, respectively. Resorts’ capital contribution to Tamarack Crossings, LLC represents its proportionate share of the total capital contributions of the members. Additional capital contributions of the members, including Resorts, may be required for certain purposes, including the payment of operating costs and capital expenditures or the repayment of loans, to the extent such costs are not funded by prior capital contributions and earnings.

From time to time Resorts leases aircraft owned by Recreational Enterprises, Inc., for use in operating its business. In 2006, the lease payments made by Resorts for use of the aircraft totaled approximately $1.2 million. In the opinion of Resorts’ management, the lease terms were at least as favorable to Resorts as could have been obtained from an unaffiliated third party.

From time to time Resorts leases a yacht owned by Sierra Adventure Equipment, a limited liability company beneficially owned by Recreational Enterprises, Inc., for use in operating its business. In 2006, the lease payments made by Resorts for use of the yacht totaled approximately $55,000. In the opinion of Resorts’ management, the lease terms were at least as favorable to Resorts as could have been obtained from an unaffiliated third party.

Resorts occasionally purchases wine and firewood directly from the Ferrari Carano Winery, which is owned by Recreational Enterprises, Inc. and Donald Carano. The firewood is used in Eldorado-Reno’s various wood burning ovens while wine purchases are sent directly to customers in appreciation of their patronage. In 2006, Resorts spent approximately $48,000 for these products. In the opinion of Resorts’ management, the purchases were on terms as least as favorable to Resorts as could have been obtained from an unaffiliated third party.

In 2006, Donald Carano, Hotel Casino Management and Recreational Enterprises, Inc. received from Resorts, as a non-cash distribution, land located in Verdi, Nevada that Resorts had held for development, which then had an independent certified appraised value of $900,000. Resorts recognized a $213,000 gain on the distribution of this land.

ITEM 8.	DESCRIPTION OF SECURITIES.

Company Operating Agreement

On January 11, 2007, VoteCo and InvestCo executed the Company’s Operating Agreement, which created two classes of membership units, the Class A Units and the Class B Units. VoteCo was issued one Class A Unit of the Company, representing the Company’s only outstanding voting equity, for which VoteCo paid $3,806. InvestCo was issued 9,999 Class B Units of the Company, representing all of the Company’s outstanding non-voting equity, for which InvestCo contributed to the Company $38,045,364 principal amount of the Shreveport Bonds and 11,000 shares of the preferred equity stock of Shreveport Gaming Holdings, the entity that holds a 23.6% non-voting partnership interest in the Louisiana Partnership. With the exception of voting rights, the rights of a Class A Unit and a Class B Unit are the same.

Each of the Company’s membership units, both Class A and Class B, represents a percentage interest in the Company equal to the quotient determined by dividing one by the aggregate number of units, both Class A and Class B, held by all members as of the date of the determination. The economic rights, risks and rewards are all shared by the members ratably according to their respective percentage interests. Based on the respective numbers of units held by the members as of the date hereof, the percentage interest of InvestCo, as the holder of all of the Class B Units, is 99.99% and the percentage interest of VoteCo, as the holder of the one outstanding Class A Unit, is 0.01%.

The Class A Units are the only class of the Company’s equity being registered pursuant to this registration statement.

Management

The Company is managed by a board of managers which has four members who are Thomas R. Reeg (who is also the Company’s Operating Manager), Timothy T. Janszen, Ryan Langdon and Roger May. Each of the Company’s managers may be removed from the Company’s board of managers at any time, with or without cause, by VoteCo as the holder of all of the Company’s voting equity. A majority of the Company’s managers may remove the Operating Manager from the position of Operating Manager (but not from the position of manager). The approval of a majority of the Company’s managers is required to elect a new Operating Manager, who must be selected from among the members of the Company’s board of managers.

Neither the Company’s board of managers nor the Operating Manager may take, or cause the Company to take, the following actions without the approval of VoteCo as the holder of the Company’s voting equity:

•	any material change in the business purpose of the Company or the nature of the business,

•	any action that would render it impossible to carry on the ordinary business of the Company,

•	any removal or appointment of any Company manager,

•	allow any voluntary withdrawal of any member from the Company,

•	any assignment for the benefit of creditors, any voluntary bankruptcy of the Company, or any transaction to dissolve, wind up or liquidate the Company, or

•

any transaction between the Company and any member or manager of the Company, or any affiliate or direct family member of any member or manager of the Company, that is not made on an arm’s-length basis.

Generally, in all other respects, VoteCo has no power or authority to participate in the management of the Company or to bind or act on behalf of the Company in any way or to render it liable for any purpose. Except as otherwise expressly required by applicable law, InvestCo, as holder of Class B Units, has neither any right to vote on any matters to be voted on by the members of the Company, nor any power or authority to participate in the management of the Company or bind or act on behalf of the Company in any way or render it liable for any purpose.

Subject to the limitations and restrictions set forth in the Company’s operating agreement, the Operating Manager may exercise the following specific rights and powers without any further consent of the Company’s other managers:

•	acquire by purchase, lease, or otherwise any personal property which may be necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

•	execute any and all agreements, contracts, documents, certifications, and instruments necessary or convenient in connection with the management of the affairs of the Company;

•	borrow money and issue evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

•	care for and distribute funds to the Company’s members by way of cash, income, return of capital, or otherwise, all in accordance with the provisions of the Company’s operating agreement;

•	contract on behalf of the Company for the employment and services of employees and/or independent contractors, such as lawyers and accountants to provide services for the Company;

•

ask for, collect, and receive any rents, issues, and profits or income from any property owned by the Company, and disburse Company funds for Company purposes to those persons entitled to receive the same;

•

purchase from or through others, contracts of liability, casualty, or other insurance for the protection of the properties or affairs of the Company or the Company’s members, or for any purpose convenient or beneficial to the Company;

•

pay all taxes, licenses, or assessments of whatever kind or nature imposed upon or against the Company and for such purposes to make such returns and do all other such acts or things as may be deemed necessary and advisable by the Company’s board of managers;

•

establish, maintain, and supervise the deposit of any monies or securities of the Company with federally insured banking institutions or other institutions as may be selected by the Operating Manager, in accounts in the name of the Company with such institutions;

•

institute, prosecute, defend, settle, compromise, and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Company or the Company’s members in connection with activities arising out of, connected with, or incidental to this Agreement, and to engage counsel or others in connection therewith; and

•

perform all ministerial acts and duties relating to the payment of all indebtedness, taxes, and assessments due or to become due with regard to the Company’s assets, and to give and receive notices, reports, and other communications arising out of or in connection with the ownership, indebtedness, or maintenance of the Company’s assets.

Neither the Operating Manager nor any other manager has the authority to do any of the following acts on behalf of the Company without the approval of a majority of the Company’s managers:

•	acquire, by purchase, lease, or otherwise, any real property on behalf of the Company;

•

give or grant any options, rights of first refusal, deeds of trust, mortgages, pledges, ground leases, security interests, or otherwise encumbering any stock, interest in a business entity, promissory note issued to the Company, or any other asset owned by the Company;

•	sell, convey, or refinance any interest, direct or indirect, that may be acquired by the Company in Resorts;

•

cause or permit the Company to extend credit to or make any loans or become a surety, guarantor, endorser, or accommodation endorser for any person or enter into any contracts with respect to the operation or management of the business of the Company;

•	release, compromise, assign, or transfer any claims, rights, or benefits of the Company;

•	confess a judgment against the Company or submit a Company claim to arbitration;

•	file any petition for bankruptcy of the Company;

•	distribute any cash or property of the Company, other than as provided in the Company’s operating agreement;

•	admit a new member to the Company; or

•	do any act in contravention of in the Company’s operating agreement or which would make it impossible or unreasonably burdensome to carry on the business of the Company.

Notwithstanding the foregoing provisions, the Operating Manager has the authority under the Company’s operating agreement to take such actions as he, in his reasonable judgment, deems necessary for the protection and preservation of Company assets if, under the circumstances, in the good faith estimation of the Operating Manager, there is insufficient time to allow the Operating Manager to obtain the approval of the Company’s board of managers to the action and any delay would materially increase the risk to preservation of the Company’s assets.

Distributions

Subject to all applicable gaming approvals, distributions by the Company will be to its members at such times and in such amounts as approved by the Company manager in good faith and, if and when made, will be distributed by the Company to its members in proportion to their respective percentage interests in the Company.

Restrictions on Transfer

Unless approved in advance by the Company manager and, on or after the date of the closing of the Resorts transaction, by the applicable gaming authorities, no member of the Company may transfer all or any portion of its membership units. In addition, transfers or issuances of any membership units to any person who, on or after the date of the closing of the Resorts transaction, was required to be, and has not been, found suitable to be licensed or to hold such membership units by the applicable gaming authorities, are prohibited and will be null and void and of no force or effect as of the inception of the attempted transfer or issuance.

Furthermore, as of the date the Company receives notice from any applicable gaming authority that a member of the Company or a transferee of any membership interest in the Company (1) is required to be licensed but is unsuitable to be licensed or (2) is unsuitable to hold a membership interest in the Company, then the unsuitable member or transferee may not, for so long as the unsuitability determination remains in force and effect,

•	receive any share of any cash distribution, or any other property or payments upon the dissolution of the Company,

•	exercise directly or through a trustee or nominee any voting rights conferred by any membership interest in the Company,

•	participate in the management of the business or affairs of the Company, or

•	receive any remuneration in any form from the Company for services rendered or otherwise.

Limited Liability and Indemnification

No member of the Company or the Company manager has any liability for the obligations of the Company, except to the extent required by law. To the maximum extent authorized by law, the Company indemnifies any member, Company manager, employee, agent or representative of the Company from any loss, damage, claim or liability incurred by him, her or it as a result of any act or failure to act (other than as a result of fraud, gross negligence or willful misconduct) performed or not performed by such person as a member, Company manager, employee, agent or representative of the Company, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred.

Under Nevada law, the Company may, in connection with any action or proceeding, indemnify any Company manager, member, employee or agent of the Company against expenses and amounts paid in settlement thereof, if the person acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to derivative suits, indemnification may not be made to a person who has been adjudged by a court of competent jurisdiction to be liable to the Company or for amounts paid, unless it is determined by the court that the person is fairly and reasonably entitled to indemnity for the expenses.

Under the Nevada LLC Act, the Company shall indemnify a Company manager, member, employee or agent of the Company against expenses to the extent that the person has been successful on the merits or otherwise in defense of any of the actions, suits or proceedings described above. Also, the Company may purchase and maintain insurance on behalf of a current or prior Company manager, member, employee or agent of the Company for any liability asserted against such person and liability and expenses incurred by him in such capacity.

For further discussion of indemnification provisions under the Company Operating Agreement and the laws of the State of Nevada, see “Item 5 - Indemnification of Directors and Officers” in Part II of this registration statement.

Licensing

If anyone who is serving as a manager of the Company is required to be licensed or found suitable by any gaming authority in order to engage in the management of the Company, that manager must be so licensed or found suitable prior to performing his or her duties as a manager of the Company. In addition, a manager of the Company shall be automatically removed as a manager of the Company without any action of the managers or members of the Company upon the occurrence of any of the following events with respect to such manager:

•	the determination by any applicable gaming authority that the manager is unsuitable to be licensed if that manager is required to be licensed,

•	the determination by any applicable gaming authority that the manager is unsuitable to engage in the management of the Company,

•	the denial, revocation, suspension or voluntary relinquishment of a required gaming approval issued to the manager by any gaming authority, or

•

any action by the manager that results in a written communication from any gaming authority to the Company advising the Company that, or administrative action by any gaming authority determining that, (1) any required gaming approval by such gaming authority with respect to the Company shall be approved only upon terms and conditions that are unacceptable to the Company (as determined by VoteCo as holder of the Company’s Class A Units), or (2) such gaming authority shall revoke or suspend any existing required gaming approval held by the Company.

Member and Company Manager Compensation

No member or manager of the Company is entitled to receive any compensation from the Company for any services rendered to or on behalf of the Company, or otherwise, in his, her or its capacity as a member or manager of the Company. A manager of the Company is entitled to reimbursement from the first available funds of the Company for direct out-of-pocket costs and expenses incurred by the manager on behalf of the Company that directly relate to the business and affairs of the Company.

Dissolution and Termination

The Company will be dissolved upon the happening of any of the following events:

•	upon the sale or other disposition of all or substantially all of the Company’s assets and receipt of all consideration therefor,

•	upon a judicial determination that an event has occurred that makes it unlawful, impossible or impracticable for the Company to carry on the business, or

•	upon the determination of VoteCo as the holder of Class A Units that the Company be dissolved.

Following such an event or the determination by a court of competent jurisdiction that the Company has dissolved prior to the occurrence of such an event, the property of the Company, or the proceeds from the sale thereof, will be applied and distributed first to the payment and discharge of all of the Company’s debts and other liabilities to creditors (including members that are creditors), second to establishing any reserves that the managers of the Company determine, in their sole and absolute discretion, are necessary for any contingent, conditional or unmatured liabilities or obligations of the Company, and third to the members of the Company in proportion to their respective percentage interests in the Company.

Restrictions on Business Combinations and Corporate Control

Restrictions Imposed by Nevada Gaming Authorities on Membership Units Owned by VoteCo and InvestCo

If the Nevada Commission approves the various applications that have been filed in connection with the proposed Resorts transaction and issues an Order of Registration to the Company, the Order of Registration will most likely (i) prohibit VoteCo, InvestCo or their respective affiliates from selling, assigning, transferring, pledging or otherwise disposing of Class A Units or Class B Units of the Company or any other security convertible into or exchangeable for the Company’s Class A Units or Class B Units, without the prior approval of the Nevada Commission, and (ii) prohibit the Company from declaring cash dividends or distributions on any class of its membership unit beneficially owned in whole or in part of InvestCo, VoteCo, or their respective affiliates, without the prior approval of the Nevada Commission.

Restrictions Imposed by the Louisiana Gaming Control Board on Membership Units Owned By VoteCo and InvestCo.

Because Louisiana imposes a suitability requirement on any person who owns five percent or more economic interest or ownership interest in any Louisiana riverboat operator, it requires any transaction whereby such interest can be created or divested to be approved by the Louisiana Gaming Control Board prior to the effectiveness of such transaction. The Louisiana Gaming Control Board considers InvestCo and its owners to be economic interest holders, and Voteco and its owners to be ownership interest holders. In addition, the Louisiana Gaming Control Board has the power to require a suitability investigation for any person or entity that it deems to exercise significant influence over the Eldorado-Shreveport. For these reasons, it is suggested that prior to the transfer of any interest in Voteco or InvestCo or any of its affiliates holding an indirect interest in Eldorado-Shreveport, that such transaction be presented to the Louisiana Gaming Control Board to determine whether such transaction will trigger Louisiana’s prior approval requirement.

Part II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

No established public trading market exists for the Company’s membership units. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company’s membership units.

There are no outstanding options or warrants to purchase, or securities convertible into, the Company’s membership units. The Company’s currently outstanding Class A Units are “restricted,” which means that they were originally sold in offerings that were not subject to a registration statement filed with the SEC. Accordingly, resale of the Company’s membership units are, absent the availability of another exemption from registration under the Securities Act of 1933 (the “1933 Act”) or registration under the 1933 Act, subject to the provisions of Rule 144 under the 1933. In general, under Rule 144, a person or persons whose membership units are aggregated and who has beneficially owned restricted securities for at least one year following the payment in full of the purchase price for the securities is entitled to sell in the public market within any three-month period a number of membership units that does not exceed the greater of:

•	1% of the then outstanding membership units of the class of membership units to be sold, or

•

if applicable, the average weekly trading volume of the class of membership units to be sold on all national securities exchanges and/or reported through the automated quotation system of a registered securities association during the four calendar weeks preceding the date on which notice of sale is filed with the SEC.

Sales under Rule 144 are subject to restrictions relating to the manner of sale, notice and availability of current public information about the Company. The Company has not agreed with any security holder to register any of its membership units for sale by any security holder. The Company does not currently propose to publicly offer any membership interests or other securities representing an equity interest in the Company.

The only classes of equity securities of the Company currently outstanding are its Class A Units and its Class B Units. As of August 30, 2007, VoteCo was the only holder of record of the Company’s Class A Units and InvestCo was the only holder of record of the Company’s Class B Units. It is currently contemplated that as of the closing of the Resorts transaction, VoteCo and InvestCo will remain the only holders of record of the Company’s Class A Units and Class B Units, respectively.

The Company does not pay, and does not expect to pay in the foreseeable future, any dividends or other distributions with respect to its membership units.

The Company does not have any equity compensation plans and does not expect to authorize securities for issuance pursuant to any equity compensation plan in the foreseeable future.

ITEM 2.	LEGAL PROCEEDINGS.

As of August 30, 2007, the Company was not a party to any pending legal proceeding and to its knowledge, no action, suit or proceeding against it has been threatened by any person.

From time to time Resorts or a subsidiary of Resorts is involved in litigation arising in the ordinary course of its business. Resorts does not believe that such litigation to which it or any of its subsidiaries is a party or of which any of their property is the subject will, individually or in the aggregate, have a material adverse effect on Resorts’ financial position or the results of its operations.

On July 30, 2004, MindPlay LLC, Alliance Gaming Corp. and certain other parties were named as defendants in a lawsuit brought by Shuffle Master Inc. in the United States District Court for the District of Nevada. The plaintiff alleges that the defendants’ MP21 System violates two Shuffle Master patents. The complaint also alleges misappropriation of trade secrets against certain of the defendants and requests claims for correction of the named inventor on certain related patents that are held in the name of certain of the defendants. Alliance has publicly stated that the complaint is wholly without merit and that it plans to vigorously defend against this action brought against it. Resorts believes the claim, if adversely decided, would not have a material adverse effect on its business, financial position or results of operations since MindPlay currently has zero equity. Resorts owns an 18% interest in MindPlay LLC. See Note 8 of Notes to Resorts’ Consolidated Financial Statements included in this registration statement for information concerning the sale of substantially all of the assets of MindPlay LLC to Alliance Gaming Corp. in February 2004.

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

None.

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES.

Pursuant to a subscription agreement dated May 31, 2007, the Company issued one Class A Unit to VoteCo without registration under the 1933 Act in reliance on the exemption provided by Section 4(2) of the 1933 Act in exchange for a cash capital contribution of $3,806. Pursuant to a subscription agreement dated May 31, 2007, the Company also issued 9,999 Class B Units to InvestCo without registration under the 1933 Act in reliance on the exemption provided by Section 4(2) of the 1933 Act in exchange for a capital contribution of $38,045,354 principal amount of Shreveport Bonds and 11,000 shares of preferred equity stock of Shreveport Gaming Holdings, Inc. The Class A Unit and the Class B Units were issued in reliance on the respective agreements of the subscribers that the units were being acquired for investment with no intention to resell the units without registration under the 1933 Act. Other than the aforementioned issuances of the Class A Unit and the Class B Units, the Company has not, since the date of its formation, issued any other securities.

VoteCo and InvestCo are the sole members of the Company. The Company is a newly formed entity, formed by VoteCo and InvestCo in anticipation of the Resorts transaction.

75

ITEM 5.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Pursuant to the Company Operating Agreement, no member of the Company or Company Manager has any liability for the obligations of the Company, except to the extent required by law. To the maximum extent authorized by law, the Company indemnifies any member, Company Manager, employee, agent or representative of the Company from any loss, damage, claim or liability incurred by him, her or it as a result of any act or failure to act (other than as a result of fraud, gross negligence or willful misconduct) performed or not performed by such person as a member, Company Manager, employee, agent or representative of the Company, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred.

The Company is governed by Chapter 86 of the Nevada Revised Statutes, which is referred to in this registration statement as the Nevada LLC Act. Under the Nevada LLC Act, no member or Company Manager is individually liable for the debts or liabilities of the Company.

The Nevada LLC Act provides that the Company may indemnify any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except derivative suits, by reason of the fact that such person is or was a Company Manager, member, employee or agent of the Company, or is or was serving at the request of the Company as a Company Manager, member, employee or agent of another enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, if such person acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

In regard to derivative suits, the Nevada LLC Act provides that the Company may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed derivative action or suit to procure a judgment in the Company’s favor by reason of the fact that he is or was a Company Manager, member, employee or agent of the Company, or is or was serving at the request of the Company as a Company Manager, member, employee or agent of another limited-liability company, corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys’ fees, if such person acted in good faith and in a manner in which he reasonably believed to be in, or not opposed to, the best interests of the Company, except that indemnification may not be made in the case of a derivative suit in respect of any claim as to which such person has been adjudged by a court of competent jurisdiction to be liable to the Company or for amounts paid, unless it is determined by the court that such person is fairly and reasonably entitled to indemnity for such expenses.

Under the Nevada LLC Act, the Company shall indemnify a Company Manager, member, employee or agent of the Company against expenses, including attorneys’ fees, to the extent that such person has been successful on the merits or otherwise in defense of any of the actions, suits or proceedings described above.

Finally, the Nevada LLC Act provides that the Company may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a member, Company Manager, employee or agent of the Company, or is or was serving at the request of the Company as a Company Manager, member, employee or agent of another enterprise, for any liability asserted against him and liability and expenses incurred by him in such capacity, or arising out of his status as such, whether or not the Company has the authority to indemnify him against such liability and expenses.

76

Part F/S

INDEX TO FINANCIAL STATEMENTS

The following audited and unaudited financial statements of the Company, audited and unaudited financial statements of Eldorado Resorts, LLC, and unaudited pro forma financial statements of the Company are presented herein on the pages indicated:

HISTORICAL FINANCIAL STATEMENTS FOR NGA HOLDCO, LLC

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of June 30, 2007 and December 31, 2006	F-3

Consolidated Income Statements for the Six Months Ended June 30, 2007 and for the period from August 1, 2006 (inception) to December 31, 2006	F-4

Consolidated Statement of Changes in Members’ Equity	F-5

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2007 and for the period from August 1, 2006 (inception) to December 31, 2006	F-6

Notes to Consolidated Financial Statements	F-7

HISTORICAL FINANCIAL STATEMENTS FOR ELDORADO RESORTS, LLC AND SUBSIDIARIES

Report of Independent Auditors’ Report	F-12

Consolidated Balance Sheets as of December 31, 2006 and 2005 (as restated) and June 30, 2007 (unaudited)	F-13

Consolidated Statements of Operations for the Years Ended December 31, 2006, 2005 (as restated) and 2004 and for the Unaudited Six Months Ended June 30, 2007 and 2006 (as restated)	F-14

Consolidated Statements of Members’ Equity for the Years Ended December 31, 2006, 2005 (as restated) and 2004 and for the Unaudited Six Months Ended June 30, 2007	F-15

Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 (as restated) and 2004 and for the Unaudited Six Months Ended June 30, 2007 and 2006 (as restated)	F-16

Notes to the Consolidated Financial Statements	F-17

HISTORICAL FINANCIAL STATEMENTS FOR CIRCUS AND ELDORADO JOINT VENTURE AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm	F-50

Consolidated Balance Sheets as of December 31, 2006 and 2005	F-51

Consolidated Statements of Income for the Years Ended December 31, 2006, 2005 and 2004	F-52

Consolidated Statements of Partners’ Equity for the Years Ended December 31, 2006, 2005 and 2004	F-53

Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004	F-54

Notes to the Consolidated Financial Statements	F-55

PRO FORMA FINANCIAL STATEMENTS FOR NGA HOLDCO, LLC

Preliminary Note to the Pro Forma Consolidated Financial Statements	F-68

Pro Forma Consolidated Balance Sheet (unaudited) as of June 30, 2007	F-69

Pro Forma Consolidated Income Statements (unaudited) for the Six Months ended June 30, 2007 and for the period from August 1, 2006 (inception) to December 31, 2006	F-70

Report of Independent Registered Public Accounting Firm

The Board of Directors

of NGA HoldCo LLC

We have audited the accompanying consolidated balance sheets of NGA HoldCo LLC as of June 30, 2007 and December 31, 2006, and the related consolidated income statements, changes in members’ equity, and cash flows for the six months ended June 30, 2007 and for the period from August 1, 2006 (inception) to December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NGA HoldCo LLC at June 30, 2007, and December 31, 2006, and the results of its operations and its cash flows for the six months ended June 30, 2007 and for the period from August 1, 2006 (inception) to December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

/s/ ERNST & YOUNG LLP

Providence, Rhode Island

August 29, 2007

NGA HOLDCO LLC

CONSOLIDATED BALANCE SHEETS

	June 30, 2007	December 31, 2006
Assets:
Accrued interest receivable	$1,585,224	$1,585,224
Subscription receivable	3,806	3,806
Investments in marketable securities:
Bonds	36,333,322	36,190,652
Preferred shares	132,000	132,000

Total current assets	38,054,352	37,911,682

Due from related party	1,902,268	—

Total Assets	$39,956,620	$37,911,682

Liabilities:
Accounts payable and accrued liabilities	$759,370	$151,597
Members’ Equity:
Subscribed Class A Units (1 Unit issued and outstanding)	3,806	3,806
Class B Units (9,999 Units issued and outstanding)	36,322,652	36,322,652
Cumulative retained earnings	2,870,792	1,433,627

Total Members’ equity	39,197,250	37,760,085

Total Liabilities and Members’ Equity	$39,956,620	$37,911,682

The accompanying notes are an integral part of these financial statements.

NGA HOLDCO LLC

CONSOLIDATED INCOME STATEMENTS

	Six months ended June 30, 2007	Period from August 1 (inception) to December 31, 2006
Revenue:
Unrealized gain on marketable securities	$142,670	$—
Interest Income	1,902,268	1,585,224

Total Revenue	2,044,938	1,585,224
Expenses:
Legal, licensing and other expenses	607,773	151,597

Net income	$1,437,165	$1,433,627

The accompanying notes are an integral part of these financial statements.

NGA HOLDCO LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ EQUITY

	Subscribed Class A Units	Class B Units	Cumulative Retained Earnings	Total Members’ Equity
Contribution of the Eldorado Shreveport Investments at fair value	$3,806	$36,322,652	$—	$36,326,458
Net Income	—	—	1,433,627	1,433,627

December 31, 2006	3,806	36,322,652	1,433,627	37,760,085
Net Income	—	—	1,437,165	1,437,165

June 30, 2007	$3,806	$36,322,652	$2,870,792	$39,197,250

The accompanying notes are an integral part of these financial statements.

NGA HOLDCO LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30, 2007	Period from August 1 (inception) to December 31, 2006
Operating activities
Net income	$1,437,165	$1,433,627
Adjustments to reconcile income from continuing operations to net cash (used in) provided by operating activities:
Unrealized gain on marketable securities	(142,670)	—
(Increase) in Due from related parties	(1,902,268)	—
(Increase) in accrued interest receivable	—	(1,585,224)
Increase in accounts payable and accrued liabilities	607,773	151,597

Net cash (used in) provided by operating activities	$—	$—

Net cash (used in) provided by investing activities	$—	$—

Net cash (used in) provided by financing activities	$—	$—

Net increase (decrease) in cash	$—	$—

Cash at beginning of period	$—	$—
Cash at end of period	$—	$—
Non cash transactions:
Contribution by related party of investment in Eldorado Shreveport, comprised of bonds and preferred securities	$—	$36,322,652
Subscription receivable for Class A Member Unit	$—	$3,806

The accompanying notes are an integral part of these financial statements.

NGA HoldCo, LLC

Notes to Consolidated Financial Statements

June 30, 2007 and December 31, 2006

1.	Organization

NGA HoldCo, LLC, a Nevada limited liability company (the “Company”), was formed on January 8, 2007 at the direction of Newport Global Opportunities Fund LP (“Newport”), a Delaware limited partnership, for the purpose of holding equity, either directly or indirectly through affiliates, in one or more entities related to the gaming industry. The consolidated financial statements represent the financial position and results of operations of the Company and its two totally owned subsidiaries: NGA Blocker, LLC (“Blocker”) and NGA Acquisition Co. LLC (“Acquisition Co”).

The consolidated financial statements presented reflect the activity of the Company’s only asset, the investments associated with Eldorado Shreveport, which consist principally of bonds and preferred securities (referred to as the Eldorado Shreveport Investments), since the date these investments were first acquired by Newport in August 2006. In May, 2007, Newport contributed 100% of the bonds held by Newport since August 2006 and 11% of the preferred securities held since August 2006. These Eldorado Shreveport Investments were transferred at carrying cost which approximated fair value. The related statements of operations reflect the interest earned and unrealized gains on these investments recognized by Newport from the Eldorado Shreveport Investments since August 2006 up through the date the investments were contributed to the Company. Additionally, certain direct expenses incurred by Newport related to the Eldorado Shreveport Investments, are reflected within the consolidated income statements. Other administrative expenses, such as compensation, have not been allocated to the Company, due to immateriality.

Aside from the interest earned on the Eldorado Shreveport Investments, the Company has had no revenue generating business since inception. Its current business plan consists primarily of its pending acquisition of a 17.0359% equity interest in Eldorado Resorts, LLC, a Nevada limited liability company (“Resorts”). Resorts owns and operates the Eldorado Hotel and Casino (the “Eldorado-Reno”) located in Reno, Nevada. Through two wholly owned subsidiaries, Resorts also owns a 76.4% interest in, and operates pursuant to a management agreement, the Eldorado Shreveport Hotel and Casino in Shreveport, Louisiana (the “Eldorado-Shreveport”). Eldorado Limited Liability Company (“ELLC”), a Nevada limited liability company 96.1858% owned by Resorts, is a 50% joint venture partner in a general partnership that owns and operates the Silver Legacy Resort Casino (“Silver Legacy”), a hotel and casino property adjacent to Eldorado-Reno. Resorts also owns a 21.25% interest in Tamarack Junction, a small casino in South Reno.

The Company’s one issued and outstanding Class A Unit, representing all of its voting equity, is held by NGA VoteCo, LLC, a Nevada limited liability company (“VoteCo”). All of the Company’s issued and outstanding Class B Units, representing all of its non-voting equity, are held by NGA No VoteCo, LLC, a Nevada limited liability company (“InvestCo”). VoteCo is owned by Thomas R. Reeg, Timothy T. Janszen and Ryan Langdon, each of whom owns a 30% interest, and Roger A. May, who owns a 10% interest. Messrs. Reeg, Janszen, Langdon and May collectively are referred to as the “VoteCo Equityholders”. InvestCo is owned by Newport, a Delaware limited partnership formed primarily for the purpose of seeking long-term capital appreciation and current income by acquiring, holding and disposing of investments made in distressed debt securities and equities. Newport holds all of InvestCo’s issued and outstanding voting securities. At present, the Company has no plans to issue any additional Class A Units or Class B Units.

The VoteCo Equityholders, through VoteCo, control all matters of the Company that are subject to the vote of members, including the appointment and removal of managers. Messrs. Reeg, Janszen, Langdon and May are the Company’s managers and Mr. Reeg is also the Company’s operating manager. The Class B Units issued to InvestCo allow it and its investors to invest in the Company without having any voting power or power to control the operations or affairs of the Company, except as otherwise required by law. If InvestCo and its investors had any of the power to control the operations or affairs of the Company afforded to the holders of the Class A Units, they and their respective constituent equityholders would generally be required, in connection with the Company’s investment in Resorts, to be licensed or found suitable under the gaming laws and regulations of the States of Nevada and Louisiana as well as various local regulations in those states.

VoteCo, InvestCo, the Company and each of the Company’s wholly owned subsidiaries are managed by Thomas R. Reeg, the operating manager of each entity. NGA Blocker, LLC, a Nevada limited liability company (“Blocker”), is a holding company that has elected to be taxed as a corporation. Because Blocker is a separately taxed, non-flow through entity, Blocker will be taxed on its share of the income relating to the Company’s investment in Resorts rather than the Company’s investors.

The Company’s pending acquisition of a 17.0359% interest in Resorts is pursuant to the terms and conditions of the Purchase Agreement, dated July 20, 2007 (the “Purchase Agreement”). The parties to the Purchase Agreement are Resorts, AcquisitionCo, which is the subsidiary through which the Company will acquire its interest in Resorts, and Donald L. Carano (“Carano”), the presiding member of Resorts’ Board of Managers and the Chief Executive Officer of Resorts from whom a portion of the 17.0359% interest will be acquired. Upon completion of the transaction, the Company will own indirectly through its subsidiaries 17.0359% of Resorts and Carano or members of his family will own directly or indirectly approximately 51% of Resorts and Carano will continue in his current roles in the management of Resorts.

The closing of the Resorts transaction will occur upon the satisfaction or waiver of certain conditions to the obligations of the parties under the Purchase Agreement, including the receipt of all necessary approvals from the relevant Nevada and Louisiana gaming authorities. The Company expects the closing to occur by December 31, 2007.

At closing, the Company, through its subsidiaries, will acquire a 17.0359% equity interest in Resorts, including a 14.47% new membership interest to be acquired directly from Resorts and a currently outstanding 3% membership interest (that, as a result of the issuance of the new membership interest, will be reduced to a 2.5659% interest) to be acquired from Carano. Subject to the closing adjustment described below, in consideration for its equity interest, AcquisitionCo will

•

transfer to Resorts, free and clear of any liens, ownership of $31,133,250 original principal amount of First Mortgage Bonds due 2012 co-issued by Eldorado Shreveport Joint Venture, a Louisiana general partnership that owns Eldorado-Shreveport (the “Louisiana Partnership”), and Shreveport Capital Corporation, a wholly owned subsidiary of the Louisiana Partnership (the “Shreveport Bonds”) together with the right to all interest paid with respect thereto after the closing date, and

•

transfer to Carano, free and clear of any liens, $6,912,113 original principal amount of Shreveport Bonds together with the right to all interest paid with respect thereto after the closing date and a preferred stock equity interest representing a capital contribution amount of $286,889 issued by Shreveport Gaming Holdings, Inc., a limited partner of the Louisiana Partnership that is not affiliated with Resorts or the Company.

At closing, Resorts and Carano are obligated to pay AcquisitionCo in cash the respective amounts, if any, of interest on the respective amounts of Shreveport Bonds to be received by them at closing that is accrued and unpaid through the date of closing. At their respective elections, Resorts and Carano each may, in lieu of the cash amount otherwise payable to AcquisitionCo, elect to reduce the amount of Shreveport Bonds otherwise deliverable by AcquisitionCo by an original principal amount that, when added to the accrued and unpaid interest through the date of closing on the Shreveport Bonds not being delivered equals the cash amount otherwise payable to AcquisitionCo.

Under the terms of the Purchase Agreement, Resorts is entitled, prior to or immediately following the Company’s acquisition of its interest in Resorts, to make a distribution to the members of Resorts other than AcquisitionCo of up to $10 million, which will be funded through borrowings under Resorts’ existing credit facility.

2.	Significant Accounting Policies

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Blocker, and AcquisitionCo. All significant intercompany transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with an original maturity of three months or less at the time of purchase. Cash equivalents are stated at cost plus accrued interest, which approximates fair value. At May 31, 2007 and December 31, 2006, the Company does not have any cash or cash equivalents.

Subscription Receivable

At December 31, 2006 and June 30, 2007 $3,806 is owed to the Company representing the subscription receivable for 1 unit of Class A members’ equity. It is expected that the Company will receive payment for this receivable in September, 2007.

Investment Valuation

The Company classifies its investments in the Eldorado Shreveport Investments as trading as defined in Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and reports them at fair value. The preferred shares are not traded in a formal exchange and are therefore considered over the counter securities, and as such, these securities are traded by broker dealers who negotiate directly with one another. The fair value of the bonds is determined by an independent third party. Any unrealized gains or losses are included in the consolidated income statements.

Fair Value of Financial Instruments

The fair value of receivables, investments and accounts payable approximate their carrying value due to the immediate or short-term maturity of these financial instruments.

Management’s Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Taxes

As a limited liability company, the Company is treated as a partnership under applicable federal tax rules. Accordingly, its income, losses and other tax attributes pass through to its owners (the members). For state income tax purposes, limited liability companies are also generally treated as partnerships with the respective tax attributes passed through to its owners (the members).

The Company’s two wholly owned subsidiaries are also limited liability companies, although Blocker has elected to be taxed as a corporation. At December 31, 2006 and June 30, 2007, all of the assets of the Company were held by NGA HoldCo, LLC and not by Blocker or AcquisitionCo. Accordingly, none of the Company’s earnings for the periods August 1, 2006 (inception) to December 31, 2006 or from January 1, 2007 to June 30, 2007 are subject to income tax at the Blocker entity level and, therefore, there is no liability for federal income taxes recorded on the Company’s statements of operations for those periods.

Following AcquisitionCo’s acquisition of its interest in Resorts, Blocker’s share of Resorts’ income for federal income tax purposes will be the same as AcquisitionCo’s share, or 17.0359%, as a result of Blocker’s 100% ownership of AcquisitionCo and AcquisitionCo’s being a flow-through entity for federal income tax purposes. Other than this interest in Resorts’ income (and any income AcquisitionCo or Blocker may generate itself), Blocker will not have any interest in the income related to the Company’s business.

3. Membership Units and Related Rights

The Company’s Operating Agreement has created two classes of membership units, the Class A Units and the Class B Units. VoteCo holds one Class A Unit of the Company, representing the Company’s only outstanding voting equity. InvestCo holds 9,999 Class B Units of the Company, representing all of the Company’s outstanding non-voting equity. With the exception of voting rights, the rights of a Class A Unit and a Class B Unit are identical.

Each of the Company’s membership units, both Class A and Class B, represents a percentage interest in the Company equal to the quotient determined by dividing one by the aggregate number of units, both Class A and Class B, held by all members as of the date of the determination. The economic rights, risks and rewards are all shared by the members ratably according to their respective percentage interests. Based on the respective numbers of units held by the members, the percentage interest of InvestCo, as the holder of all of the Class B Units, is 99.99% and the percentage interest of VoteCo, as the holder of the one outstanding Class A Unit, is 0.01%.

Management

The Company is managed by a board of managers which has four members who are Thomas R. Reeg (who is also the Company’s Operating Manager), Timothy T. Janszen, Ryan Langdon and Roger May. Each of the Company’s managers may be removed from the Company’s board of managers at any time, with or without cause, by VoteCo as the holder of all of the Company’s voting equity. A majority of the Company’s managers may remove the Operating Manager from the position of Operating Manager (but not from the position of manager). The approval of a majority of the Company’s managers is required to elect a new Operating Manager, who must be selected from among the members of the Company’s board of managers.

Neither the Company’s board of managers nor the Operating Manager may take, or cause the Company to take, the following actions without the approval of VoteCo as the holder of the Company’s voting equity:

•	any material change in the business purpose of the Company or the nature of the business,

•	any action that would render it impossible to carry on the ordinary business of the Company,

•	any removal or appointment of any Company manager,

•	allow any voluntary withdrawal of any member from the Company,

•	any assignment for the benefit of creditors, any voluntary bankruptcy of the Company, or any transaction to dissolve, wind up or liquidate the Company, or

•

any transaction between the Company and any member or manager of the Company, or any affiliate or direct family member of any member or manager of the Company, that is not made on an arm’s-length basis.

Generally, in all other respects, VoteCo has no power or authority to participate in the management of the Company or to bind or act on behalf of the Company in any way or to render it liable for any purpose. Except as otherwise expressly required by applicable law, InvestCo, as holder of Class B Units, has neither any right to vote on any matters to be voted on by the members of the Company, nor any power or authority to participate in the management of the Company or bind or act on behalf of the Company in any way or render it liable for any purpose.

Subject to the limitations and restrictions set forth in the Company’s operating agreement, the Operating Manager may exercise the following specific rights and powers without any further consent of the Company’s other managers:

•	acquire by purchase, lease, or otherwise any personal property which may be necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

•	execute any and all agreements, contracts, documents, certifications, and instruments necessary or convenient in connection with the management of the affairs of the Company;

•	borrow money and issue evidences of indebtedness necessary, convenient, or incidental to the accomplishment of the purposes of the Company;

•	care for and distribute funds to the Company’s members by way of cash, income, return of capital, or otherwise, all in accordance with the provisions of the Company’s operating agreement;

•	contract on behalf of the Company for the employment and services of employees and/or independent contractors, such as lawyers and accountants to provide services for the Company;

•

ask for, collect, and receive any rents, issues, and profits or income from any property owned by the Company, and disburse Company funds for Company purposes to those persons entitled to receive the same;

•

purchase from or through others, contracts of liability, casualty, or other insurance for the protection of the properties or affairs of the Company or the Company’s members, or for any purpose convenient or beneficial to the Company;

•

pay all taxes, licenses, or assessments of whatever kind or nature imposed upon or against the Company and for such purposes to make such returns and do all other such acts or things as may be deemed necessary and advisable by the Company’s board of managers;

•

establish, maintain, and supervise the deposit of any monies or securities of the Company with federally insured banking institutions or other institutions as may be selected by the Operating Manager, in accounts in the name of the Company with such institutions;

•

institute, prosecute, defend, settle, compromise, and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Company or the Company’s members in connection with activities arising out of, connected with, or incidental to this Agreement, and to engage counsel or others in connection therewith; and

•

perform all ministerial acts and duties relating to the payment of all indebtedness, taxes, and assessments due or to become due with regard to the Company’s assets, and to give and receive notices, reports, and other communications arising out of or in connection with the ownership, indebtedness, or maintenance of the Company’s assets.

Neither the Operating Manager nor any other manager has the authority to do any of the following acts on behalf of the Company without the approval of a majority of the Company’s managers:

•	acquire, by purchase, lease, or otherwise, any real property on behalf of the Company;

•

give or grant any options, rights of first refusal, deeds of trust, mortgages, pledges, ground leases, security interests, or otherwise encumbering any stock, interest in a business entity, promissory note issued to the Company, or any other asset owned by the Company;

•	sell, convey, or refinance any interest, direct or indirect, that may be acquired by the Company in Resorts;

•

cause or permit the Company to extend credit to or make any loans or become a surety, guarantor, endorser, or accommodation endorser for any person or enter into any contracts with respect to the operation or management of the business of the Company;

•	release, compromise, assign, or transfer any claims, rights, or benefits of the Company;

•	confess a judgment against the Company or submit a Company claim to arbitration;

•	file any petition for bankruptcy of the Company;

•	distribute any cash or property of the Company, other than as provided in the Company’s operating agreement;

•	admit a new member to the Company; or

•	do any act in contravention of in the Company’s operating agreement or which would make it impossible or unreasonably burdensome to carry on the business of the Company.

Notwithstanding the foregoing provisions, the Operating Manager has the authority under the Company’s operating agreement to take such actions as he, in his reasonable judgment, deems necessary for the protection and preservation of Company assets if, under the circumstances, in the good faith estimation of the Operating Manager, there is insufficient time to allow the Operating Manager to obtain the approval of the Company’s board of managers to the action and any delay would materially increase the risk to preservation of the Company’s assets.

Distributions

Subject to all applicable gaming approvals, distributions by the Company will be to its members at such times and in such amounts as approved by the Company manager in good faith and, if and when made, will be distributed by the Company to its members in proportion to their respective percentage interests in the Company.

Restrictions on Transfer

Unless approved in advance by the Company manager and, on or after the date of the closing of the Resorts transaction, by the applicable gaming authorities, no member of the Company may transfer all or any portion of its membership units. In addition, transfers or issuances of any membership units to any person who, on or after the date of the closing of the Resorts transaction, was required to be, and has not been, found suitable to be licensed or to hold such membership units by the applicable gaming authorities, are prohibited and will be null and void and of no force or effect as of the inception of the attempted transfer or issuance.

Furthermore, as of the date the Company receives notice from any applicable gaming authority that a member of the Company or a transferee of any membership interest in the Company (1) is required to be licensed but is unsuitable to be licensed or (2) is unsuitable to hold a membership interest in the Company, then the unsuitable member or transferee may not, for so long as the unsuitability determination remains in force and effect,

•	receive any share of any cash distribution, or any other property or payments upon the dissolution of the Company,

•	exercise directly or through a trustee or nominee any voting rights conferred by any membership interest in the Company,

•	participate in the management of the business or affairs of the Company, or

•	receive any remuneration in any form from the Company for services rendered or otherwise.

Limited Liability and Indemnification

No member of the Company has any liability for the obligations of the Company, except to the extent required by law. To the maximum extent authorized by law, the Company indemnifies any member, as well as any Company manager, employee, agent or representative of the Company from any loss, damage, claim or liability incurred by him, her or it as a result of any act or failure to act (other than as a result of fraud, gross negligence or willful misconduct) performed or not performed by such person as a member, Company manager, employee, agent or representative of the Company, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred.

Under Nevada law, the Company may, in connection with any action or proceeding, indemnify any Company member, manager, employee or agent of the Company against expenses and amounts paid in settlement thereof, if the person acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to derivative suits, indemnification may not be made to a person who has been adjudged by a court of competent jurisdiction to be liable to the Company or for amounts paid, unless it is determined by the court that the person is fairly and reasonably entitled to indemnity for the expenses.

Under the Nevada LLC Act, the Company shall indemnify a Company member, manager, employee or agent of the Company against expenses to the extent that the person has been successful on the merits or otherwise in defense of any of the actions, suits or proceedings described above. Also, the Company may purchase and maintain insurance on behalf of a current or prior Company manager, member, employee or agent of the Company for any liability asserted against such person and liability and expenses incurred by him in such capacity.

Member and Company Manager Compensation

No member or manager of the Company is entitled to receive any compensation from the Company for any services rendered to or on behalf of the Company, or otherwise, in his, her or its capacity as a member or manager of the Company. A manager of the Company is entitled to reimbursement from the first available funds of the Company for direct out-of-pocket costs and expenses incurred by the manager on behalf of the Company that directly relate to the business and affairs of the Company.

Dissolution and Termination

The Company will be dissolved upon the happening of any of the following events:

•	upon the sale or other disposition of all or substantially all of the Company’s assets and receipt of all consideration therefor,

•	upon a judicial determination that an event has occurred that makes it unlawful, impossible or impracticable for the Company to carry on the business, or

•	upon the determination of VoteCo as the holder of Class A Units that the Company be dissolved.

Following such an event or the determination by a court of competent jurisdiction that the Company has dissolved prior to the occurrence of such an event, the property of the Company, or the proceeds from the sale thereof, will be applied and distributed first to the payment and discharge of all of the Company’s debts and other liabilities to creditors (including members that are creditors), second to establishing any reserves that the managers of the Company determine, in their sole and absolute discretion, are necessary for any contingent, conditional or unmatured liabilities or obligations of the Company, and third to the members of the Company in proportion to their respective percentage interests in the Company.

4.	Marketable Securities

The Eldorado Shreveport Investments consist of:

	June 30, 2007	December 31, 2006
Shreveport bonds, due 2012, bearing interest at a rate of 10%, interest payable semiannually in February and August	$36,333,322	$36,190,652
Preferred Securities of Shreveport Gaming Holdings, Inc. (11,000 shares)	132,000	132,000

	$36,465,322	$36,322,652

The bonds and the preferred securities were acquired by Newport through a series of purchases beginning on August 4, 2006.

While these investments were held by Newport (from August 2006 to June 2007), the management of Newport periodically reviewed the underlying value of these investments to determine if any impairment indicators existed. Management relies on the underlying financial statements and comparable value multiples in performing their impairment review. Since the initial acquisition of the bonds and preferred securities that comprise the Eldorado Shreveport Investments, Newport has not recorded any impairment charges or declines in market values.

A rollforward of the Eldorado Shreveport Investments since inception follows:

Initial acquisition price of Shreveport bonds and preferred securities	$36,322,652
Unrealized gain on marketable securities	—

Fair value of Shreveport bonds and preferred securities at December 31, 2006	$36,322,652
Unrealized gain on marketable securities	142,670

Fair value of Shreveport bonds and preferred securities at June 30, 2007 recorded on Newport’s financial statements	$36,465,322

For purposes of the Company’s consolidated financial statements, the Company’s contributed equity consisted of the value of the bonds and preferred securities as of the initial acquisition date of August 4, 2006.

The accrued interest receivable at June 30, 2007 and December 31, 2006 represents the interest earned but not yet received on the Eldorado Shreveport Investments. In February 2007, Newport received a $1,902,268 interest payment which is reflected as in related party receivable on the consolidated balance sheet at June 30, 2007. There is no formal agreement between Newport and the Company regarding the settlement of this receivable.

5.	Related Parties

InvestCo and VoteCo own 99.999% and .001% of the Company, respectively. InvestCo is solely owned by Newport. In May, 2007, Newport contributed 100% of the bonds held by Newport since August 2006 and 11% of the preferred securities held since August 2006 that comprise the Eldorado Shreveport Investments. These Eldorado Shreveport Investments were transferred at carrying cost which approximated fair value. The related statements of operations reflect the interest earned and unrealized gains on these investments recognized by Newport from the Eldorado Shreveport Investments since August 2006 up through the date the investments were contributed to the Company. Additionally, certain direct expenses incurred by Newport related to the Eldorado Shreveport Investments are reflected within the consolidated income statements. Other administrative expenses, such as compensation, have not been allocated to the Company, due to immateriality. VoteCo is responsible for the operations of the Company and is solely owned by the managers of Newport.

At June 30, 2007 Company is owed $1.9 million of accrued interest from Newport representing the interest earned on the Eldorado Shreveport Investments. This interest payment was received by Newport in February 2007. There is no formal agreement outlining the settlement of this receivable between Newport and the Company. Accordingly, this receivable is reflected as a non current asset at June 30, 2007.

6.	Concentrations

The Company expects to be economically dependent upon relatively few investments in the gaming industry. The United States is involved in a war against terrorism that is likely to have far-reaching effects on the economic activity in the country for an indeterminable period. The long-term impact on the gaming industry generally, specific gaming jurisdictions, and the Company’s operations cannot be predicted at this time, but may be substantial.

7.	Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 prohibits the use of block discounts for large holdings of financial instruments that trade in an active market. The requirements of FAS 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of FAS 157 to block discounts which are recorded as an adjustment to beginning partners’ capital in the year of adoption. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. As of June 30, 2007, the Company is currently evaluating the impact of FAS 157.

INDEPENDENT AUDITORS’ REPORT

To the Members of Eldorado Resorts LLC:

We have audited the accompanying consolidated balance sheets of Eldorado Resorts LLC (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Eldorado Resorts LLC as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 20, the accompanying 2005 and 2004 consolidated financial statements have been restated.

DELOITTE & TOUCHE LLP

Las Vegas, Nevada

April 30, 2007

ELDORADO RESORTS LLC

CONSOLIDATED BALANCE SHEETS

(dollars in thousands)

	December 31,		June 30, 2007
	2006	2005
		(as Restated – see Note 20)	(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$40,520	$22,642	$43,209
Restricted cash	227	197	227
Accounts receivable, net	6,629	5,888	6,743
Due from members and affiliates, net	120	171	237
Inventories	3,099	3,434	3,075
Prepaid expenses	3,772	3,594	2,331

Total current assets	54,367	35,926	55,822
INVESTMENT IN JOINT VENTURES	73,659	70,144	75,918
PROPERTY AND EQUIPMENT, net	257,234	264,851	252,368
INTANGIBLE ASSETS, net	22,115	22,505	21,920
OTHER ASSETS, net	4,519	4,997	2,657

Total assets	$411,894	$398,423	$408,685

LIABILITIES AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$206	$442	$196
Current portion of capital lease obligations	272	95	262
Accounts payable	7,859	6,799	7,114
Interest payable	7,793	1,266	7,827
Accrued and other liabilities	18,025	17,317	18,342
Due to members and affiliates	368	1,111	137

Total current liabilities	34,523	27,030	33,878
INTEREST PAYABLE	—	7,000	—
LONG-TERM DEBT, less current portion	229,708	223,276	225,625
CAPITAL LEASE OBLIGATIONS, less current portion	837	185	714
13% PREFERRED EQUITY INTEREST, includes interest of $3,998 and $1,321 at December 31, 2006 and 2005, respectively, and $5,511 (unaudited) at June 30, 2007 (Note 11)	22,878	20,127	24,391
OTHER LIABILITIES	753	632	896

Total liabilities	288,699	278,250	285,504
MINORITY INTEREST	5,994	5,877	6,073
COMMITMENTS AND CONTINGENCIES (Note 14)
MEMBERS’ EQUITY	117,201	114,296	117,108

Total liabilities and members’ equity	$411,894	$398,423	$408,685

The accompanying notes are an integral part of these consolidated financial statements.

ELDORADO RESORTS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(dollars in thousands)

	For the years ended December 31,			Six Months Ended June 30,
	2006	2005	2004	2007	2006
	(as Restated – see Note 20)				(as Restated – see Note 20)
				(Unaudited)
OPERATING REVENUES:
Casino	$222,774	$139,115	$87,200	$110,473	$106,199
Food, beverage and entertainment	62,650	49,905	43,568	32,733	29,404
Hotel	27,032	20,570	17,047	14,242	12,743
Other	7,707	5,877	4,682	3,990	3,453

	320,163	215,467	152,497	161,438	151,799
Less—promotional allowances	(39,088)	(24,520)	(16,499)	(21,362)	(17,883)

Net operating revenues	281,075	190,947	135,998	140,076	133,916

OPERATING EXPENSES:
Casino	118,373	74,541	45,108	58,408	57,565
Food, beverage and entertainment	45,777	35,973	29,928	23,126	21,961
Hotel	10,221	7,906	6,826	5,258	4,928
Other	10,815	6,477	3,019	5,255	5,370
Selling, general and administrative	46,846	37,639	28,307	24,204	24,484
Management fees	600	600	478	300	300
Depreciation and amortization	22,383	15,794	12,340	11,389	9,973

Total operating expenses	255,015	178,930	126,006	127,940	124,581
LOSS ON SALE/DISPOSITION OF LONG-LIVED ASSETS AND PROPERTY AND EQUIPMENT	(11)	(1,226)	—	(2,128)	—
EQUITY IN INCOME OF UNCONSOLIDATED AFFILIATES	5,614	2,166	5,963	3,688	2,032

OPERATING INCOME	31,663	12,957	15,955	13,696	11,367

OTHER INCOME (EXPENSE):
Interest income	526	143	—	431	143
Equity in (loss) income of unconsolidated affiliate	(79)	(33)	870	—	(79)
Loss on senior subordinated notes redemptions and repurchases	—	—	(1,736)	—	—
Interest expense	(24,954)	(15,241)	(7,497)	(12,676)	(12,351)

Total other income (expense)	(24,507)	(15,131)	(8,363)	(12,245)	(12,287)

INCOME (LOSS) BEFORE MINORITY INTEREST	7,156	(2,174)	7,592	1,451	(920)
MINORITY INTEREST	(178)	(64)	(204)	(115)	(60)

NET INCOME (LOSS)	$6,978	$(2,238)	$7,388	$1,336	$(980)

The accompanying notes are an integral part of these consolidated financial statements.

ELDORADO RESORTS LLC

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(dollars in thousands)

BALANCE, January 1, 2004	$115,181
Non-Cash Distributions	(1,036)
Cash Distributions	(3,005)
Net Income	7,388

BALANCE, December 31, 2004	118,528
Cash Distributions	(1,994)
Net Loss (as Restated – see Note 20)	(2,238)

BALANCE, December 31, 2005 (as Restated – see Note 20)	114,296
Non-Cash Distributions	(900)
Cash Distributions	(3,173)
Net Income	6,978

BALANCE, December 31, 2006	117,201
Cash Distributions (unaudited)	(1,429)
Net Income (unaudited)	1,336

BALANCE, June 30, 2007 (unaudited)	$117,108

The accompanying notes are an integral part of these consolidated financial statements.

ELDORADO RESORTS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands)

	For the years ended December 31,			Six months ended June 30
	2006	2005	2004	2007	2006
		(as Restated – see Note 20)	(as Restated – see Note 20)		(as Restated – see Note 20)
				(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$6,978	$(2,238)	$7,388	$1,336	$(980)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	22,383	15,794	12,340	11,389	9,973
Amortization of debt issue costs	121	132	201	57	65
Loss on senior subordinated notes redemptions and repurchases	—	—	1,736	—	—
Equity in income of unconsolidated affiliates	(5,535)	(2,133)	(6,833)	(3,688)	(1,953)
Minority interest	178	64	204	115	60
(Gain) Loss on sale of property and equipment	(213)	(42)	(8)	—	59
Loss on sale/disposition of long-lived assets	224	1,226	—	2,128	—
Provision for bad debt expense	1,260	1,084	744	324	726
Interest expense financed	11,367	8,247	—	—	8,670
(Increase) Decrease in-
Accounts receivable	(1,305)	(2,880)	(189)	(555)	236
Inventories	335	115	(22)	24	71
Prepaid expenses and other current assets	(178)	503	145	1,441	897
(Decrease) Increase in-
Accounts payable	1,060	(3,920)	(78)	(745)	(1,743)
Interest payable	6,527	(2)	(1,288)	1,547	(3)
Accrued and other liabilities and due to members and affiliates	(559)	(3,004)	1,210	229	1,378

Net cash provided by operating activities	42,643	12,946	15,550	13,602	17,456

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(13,627)	(22,008)	(8,943)	(6,992)	(7,972)
Receipt (Payment) of Shreveport escrow deposit	—	2,004	(2,004)	—	—
Proceeds from sale of property and equipment	52	81	33	122	19
Distributions from unconsolidated affiliates	2,020	1,024	4,537	1,429	707
Minority interest in distributions	(62)	(29)	(104)	(36)	(16)
(Increase) Decrease in restricted cash	(30)	13	—	—	—
(Increase) Decrease in other assets, net	(108)	(734)	(928)	219	218
Proceeds from sale of water rights	—	1,530	—	—	—
Cash acquired from Shreveport transaction, net of cash paid for acquisition	—	13,733	—	—	—

Net cash used in investing activities	(11,755)	(4,386)	(7,409)	(5,258)	(7,044)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from credit facility	40,000	54,250	30,802	19,250	17,250
Proceeds from issuance of senior notes	—	—	64,700	—
Principal payments on credit facility and capital leases	(49,377)	(48,399)	(31,737)	(23,476)	(22,351)
Payment on senior subordinated notes repurchased	(225)	—	—	—	(225)
Redemption of senior subordinated notes	—	—	(65,373)	—	—
Debt issuance costs	(235)	—	(665)	—	(235)
Cash distributions	(3,173)	(1,994)	(3,005)	(1,429)	—

Net cash (used in) provided by financing activities	(13,010)	3,857	(5,278)	(5,655)	(5,561)

INCREASE IN CASH AND CASH EQUIVALENTS	17,878	12,417	2,863	2,689	4,851
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	22,642	10,225	7,362	40,520	22,642

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$40,520	$22,642	$10,225	$43,209	$27,493

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during period for interest, net of amounts capitalized	$6,883	$6,926	$7,857	$11,071	$3,573

The accompanying notes are an integral part of these consolidated financial statements.

ELDORADO RESORTS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Interim Financial Statements

The accompanying financial statements as of and for the six months ended June 30, 2007 and 2006, are unaudited but, in the opinion of management, include all adjustments (consisting only of normal, recurring adjustments) necessary for a fair presentation of the financial results of the interim periods. The results of operations for the six months ended June 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007.

Principles of Consolidation/Operations

The accompanying consolidated financial statements include the accounts of Eldorado Resorts, LLC (“Resorts”), a Nevada limited liability company, Eldorado Capital Corp. (“Capital”), a Nevada Corporation that is a wholly owned subsidiary of Resorts, Eldorado Shreveport #1, LLC (“ES#1”) and Eldorado Shreveport #2, LLC (“ES#2”), two Nevada limited liability companies that are wholly owned subsidiaries of Resorts, Eldorado Casino Shreveport Joint Venture (formerly Hollywood Casino Shreveport), a Louisiana general partnership (in which ES#1 and ES#2 are partners that own a 75.4% and 1% interest, respectively, of the partnership interest representing all of the voting interests of the partnership, the “Louisiana Partnership”), Shreveport Capital Corp. (“Shreveport Capital”), a Louisiana corporation that is a wholly owned subsidiary of the Louisiana Partnership and Eldorado Limited Liability Company, a Nevada limited liability company that is a 96% owned subsidiary of Resorts (“ELLC” and, collectively with Resorts, Capital, ES#1, ES#2, the Louisiana Partnership, and Shreveport Capital, the “Company”). The consolidated financial statements reflect the operating activities of the Louisiana Partnership from July 22, 2005 (date of acquisition) through December 31, 2006. In consolidation, net income of the Louisiana Partnership is allocated 76.4% and 23.6% to Resorts and Shreveport Gaming Holdings, Inc., an unaffiliated Delaware corporation (“SGH”), respectively. Net losses are allocated to the extent of their equity interests. For the purposes of GAAP, as no value was assigned to SGH’s equity capital, Resorts absorbs all losses of the Louisiana Partnership. However, if future earnings do materialize, Resorts will be credited, for the purposes of GAAP, 100 percent of such earnings to the extent of such Louisiana Partnership losses previously recorded under GAAP, which totaled $11.7 million as of December 31, 2006. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company shall be liquidated upon the occurrence of any event requiring dissolution of the Company. Proceeds from liquidation shall be dispersed first to creditors, including Members and interest holders who are creditors for debts other than their respective capital contributions, and second to Members and interest holders in accordance with their capital account balances.

The Company owns and operates the Eldorado Hotel & Casino (the “Eldorado”), an 815-room hotel casino in downtown Reno, Nevada. ELLC, a Nevada limited liability company owned 96.12% by Resorts, and Galleon, Inc. (a Nevada corporation and indirect wholly owned subsidiary of MGM MIRAGE (“MGM”) which was acquired by MGM as a result of the merger of a wholly owned subsidiary of MGM with and into Mandalay Resort Group (“Mandalay”) on April 25, 2005) entered into a 50/50 joint venture (the “Silver Legacy Joint Venture”) which owns the Silver Legacy Resort Casino (the “Silver Legacy”), a 1,710 room hotel casino that opened July 28, 1995 and is located contiguous to the Eldorado Hotel & Casino.

Two Nevada limited liability companies wholly owned by Resorts, ES#1 and ES#2, acquired 75.4% and 1%, respectively, of the partnership interests of Eldorado Casino Shreveport Joint Venture (formerly Hollywood Casino Shreveport) on July 22, 2005, which owns and Eldorado manages, a 403-room all suite art deco-style hotel and a tri-level riverboat dockside casino complex situated on the Red River in Shreveport, Louisiana (“Eldorado Shreveport”), which was formerly operated as the Hollywood Casino Shreveport and which began operating as Eldorado Casino Shreveport on October 26, 2005.

Capital was incorporated with the sole purpose of serving as co-issuer of the 10 1/2% Senior Subordinated Notes due 2006 (the “10 1/ 2% Notes”) in order to facilitate the offering thereof. Capital also served as a co-issuer of $64,700,000 principal amount of 9% Senior Notes due 2014 issued on April 20, 2004 by Resorts and Capital (the “9% Notes”). Capital does not have any operations, assets or revenues.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include investments purchased with a maturity at the day of purchase of 90 days or less.

Restricted Cash

The Company has a certificate of deposit, which is used for security with the Nevada Department of Insurance for its self-insured workers compensation. The certificate of deposit has a maturity date of January 28, 2008.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of casino accounts receivable. The Company issues markers to approved casino customers following background checks and investigations of creditworthiness. Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well a historical collection experience and current economic and business conditions. Management believes that as of December 31, 2006 and 2005, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

Inventories

Inventories are stated at the lower of cost, using a first-in, first-out basis, or market.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset or the term of the capitalized lease, whichever is less. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

Investment in Joint Ventures

The Company accounts for ELLC’s 50% joint venture interest in the Silver Legacy Joint Venture and its 21.25% interest in Tamarack, affiliates that it does not control but over which it does exert significant influence, using the equity method of accounting. Since the Company operates in the same line of business as the Silver Legacy and Tamarack, each with casino and/or hotel operations, the Company’s equity in the income of such joint ventures is included in operating income. The Company accounts for its 18% interest in MindPlay under the equity method of accounting. Since MindPlay, which produces a system that permits tracking and surveillance of pit gaming activities, operates in a dissimilar line of business, the Company’s equity in the income (loss) of such joint venture is included in non-operating income. The Company considers whether the fair values of any of its equity method investments have declined below their carrying value whenever adverse events or changes in circumstances indicate that recorded values may not be recoverable. If the Company considered any such decline to be other than temporary, then a write-down would be recorded to estimate fair value.

Long-Lived and Intangible Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, an estimate of undiscounted future cash flows produced by the asset is compared to its carrying value to determine whether an impairment exists. If it is determined that the asset is impaired based on expected future cash flows, a loss, measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, would be recognized.

Intangible assets are accounted for in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. The Louisiana Partnership assigned a value of $19,826,000 to its gaming license, which has an indefinite life and is reviewed annually for impairment, to operate in Louisiana and $1,959,000 to its customer relationships. The value of the gaming license and customer relationships was assigned by management as part of the allocation of purchase price upon the confirmation of the Joint Plan of Debtors and Bondholders Committee (the “Plan”). Amortization of customer relationships is computed using the straight-line method over an estimated useful life of five years. In assessing the recoverability of the carrying value of the gaming license and customer relationships, management makes assumptions regarding such items as future cash flows, gaming taxes, the costs of continued licensing and the pattern of customer visits. If these estimates or the related assumptions change in the future, the Louisiana Partnership may be required to record impairment losses with respect to these assets. Such impairment loss, if any, would be recognized as a non-cash component of operating income.

In 2005, loss on sale/disposition of long-lived assets was due to a gain on the sale of water rights of $1.2 million, a $1.45 million abandonment loss due to the demolition of buildings to provide surface parking for the Eldorado and a $1.0 million loss on disposal of assets as a result of the sale of 293 slot machines and the disposal of “Hollywood Casino” signage in connection with the conversion of the property to the “Eldorado” name at the Eldorado Shreveport.

Self Insurance

The Company is self-insured for various levels of general liability, workers’ compensation, and employee medical insurance coverage. Self-insurance reserves are estimated based on the Company’s claims experience and are included in accrued expenses on the consolidated balance sheets.

Casino Revenue and Promotional Allowances

The Company recognizes as casino revenue the net win from gaming activities, which is the difference between gaming wins and losses. The retail value of food, beverage, rooms and other services furnished to customers on a complimentary basis is included in gross revenue and then deducted as promotional allowances.

The retail value of complimentaries included in promotional allowances is as follows (in thousands):

	For the years ended December 31,			For the six months ended June 30,
				(unaudited)
	2006	2005	2004	2007	2006
Food, beverage and entertainment	$27,136	$16,843	$10,642	$14,779	$12,544
Hotel	9,984	6,558	4,871	5,175	4,556
Other	1,968	1,119	986	1,408	783

	$39,088	$24,520	$16,499	$21,362	$17,883

The cost of providing such complimentary services is charged to operating expenses in the casino department. Such costs of providing complimentary services are as follows (in thousands):

	For the years ended December 31,			For the six months ended June 30,
				(unaudited)
	2006	2005	2004	2007	2006
Food, beverage and entertainment	$23,289	$14,889	$8,817	$11,880	$11,175
Hotel	3,823	2,999	2,168	1,795	2,181
Other	2,895	1,241	641	1,732	1,298

	$30,007	$19,129	$11,626	$15,407	$14,654

Advertising

Advertising costs are expensed in the period the advertising initially takes place. Advertising costs included in selling, general and administrative expenses were $6,877,000, $4,746,000, and $3,615,000, for the years ended December 31, 2006, 2005 and 2004, respectively.

Federal Income Taxes

The Eldorado Predecessor Partnership was not subject to income taxes; therefore, no provision for income taxes was made as the Partners included their respective shares of partnership income in their income tax returns. As a limited liability company, Resorts is not subject to income tax liability. Therefore, holders of membership interests will include their respective shares of Resorts’ taxable income in their income tax returns and Resorts will continue to make distributions for such tax liabilities.

The Operating Agreement of Eldorado Resorts LLC dated June 28, 1996 obligates Resorts to distribute each year, for as long as it is not taxed as a corporation, to each of its members an amount equal to such member’s allocable share of the taxable income of Resorts multiplied by the highest marginal combined Federal, state and local income tax rate applicable to individuals for that year.

The Louisiana Partnership is a partnership and its tax attributes, including income and expense items have been passed through to its partners.

Fair Value of Financial Instruments

Management estimates that the approximate fair market value of the 9% Senior Notes, issued April 2004, were approximately $64.5 million and $66.1 million at December 31, 2006 and 2005, respectively. The fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. Because the credit facility is tied to market rates of interest, its carrying value approximates market value.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments for which it is practical to estimate:

Cash and Cash Equivalents: The carrying amounts approximate the fair values due to the short maturity of the cash equivalents.

Restricted Cash: The carrying amounts approximate the fair values due to the short maturity of the restricted cash.

Accounts Receivable, net: The carrying amounts approximate the fair values due to the short maturity of the obligations.

Accounts and Interest Payable: The carrying amounts approximate the fair values due to the short maturity of the obligations. Additional New Shreveport Notes were subsequently issued in lieu of the cash payment with respect to the noncurrent interest payable (see Note 11).

Capital Lease Obligations: The carrying amounts of these liabilities approximate their fair values as these obligations were recently incurred.

Long-term Debt: The carrying amount of New Shreveport Notes, including New Shreveport Notes subsequently issued in lieu of cash interest payments, amounted to $155,616,000 and $140,000,000 at December 31, 2006 and 2005, respectively. Changes in the market interest rate would impact the fair market value of the New Shreveport Notes. At December 31, 2006 and 2005, management estimates that the fair market value of these debt securities is approximately $142,068,000 and $133,637,000, respectively. Management estimates that the fair market value of the noncurrent interest payable at December 31, 2005, for which New Shreveport Notes were subsequently issued, is approximately $6,698,000.

13% Preferred Equity Interest: The carrying amount of Preferred Capital Contribution Amount, including the associated unpaid Preferred Return, amounted to $24,231,000 and $21,321,000 at December 31, 2006 and 2005, respectively. Included in the carrying amount are $1.12 million ES#1 paid for its 1.4% interest of the 13% Preferred Equity Interest (as described in Note 2) and accrued interest of $233,000 and $74,000 for 2006 and 2005, respectively, all of which is eliminated in consolidation. Changes in the market interest rate would impact the fair market value of the Preferred Capital Contribution Amount. At December 31, 2006 and 2005, management estimates that the fair market value of these debt securities is approximately $22,107,000 and $19,186,000, respectively.

Put Option Value: No value was attributed to the non-voting partnership equity interests or the related put option on July 22, 2005 or at December 31, 2005. Management estimates the fair market value of the put option at December 31, 2006 to be $738,000. The preferred equity interest was initially valued at its face amount of $20 million and has been classified as a liability on the accompanying consolidated balance sheets at December 31, 2006 and 2005. Such classification was made in accordance with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, based on the terms of the preferred equity interest, including its mandatory repayment and periodic “interest” payments as described in Note 11.

Segment Reporting

Management uses Operating Income adjusted for the non-routine items as a relevant and useful measure to compare operating results among its properties, as each property is a segment as determined by the Chief Financial Officer in a way that efficiently allows Management to make proper business decisions, and between accounting periods. The presentation of Operating Income has economic substance because it is used by us as a performance measure to analyze the performance of its business segments.

Reclassifications

Certain reclassifications have been made to prior years’ consolidated financial statements to conform to current year’s presentation. In 2005, the Company reflected the interest expense financed in lieu of payment as interest payable. This has been reclassed on the statement of cash flows and is now reflected as interest expense financed. In 2004, the Company reflected a non-cash distribution as distributions to members. We have now reflected both the cash and non-cash distributions made to members on the consolidated statements of members’ equity. In 2005, the Company reflected intangible assets as a component of other assets and has decided to segregrate intangible assets as a separate line item on the consolidated balance sheets. These reclassifications had no effect on our net income (loss) as previously reported.

Recently Issued Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits companies to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The fair value option established by SFAS No. 159 permits all companies to choose to measure eligible items at fair value at specified election dates. At each subsequent reporting date, a company shall report in earnings any unrealized gains and losses on items for which the fair value option has been elected. SFAS No. 159 is effective as of the beginning of a company’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the company also elects to apply the provisions of SFAS No. 157, “Fair Value Measurements” (see below). We are currently evaluating whether to adopt the fair value option under this SFAS No. 159 and evaluating what impact such adoption would have on our consolidated financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106 and 132(R)”. SFAS No. 158 requires employers to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. This Statement also requires employers to measure the funded status of a plan as of the date of its year end and is effective for publicly traded companies as of the end of the fiscal year ending after December 15, 2006 and nonpublicly traded companies as of the end of the fiscal year ending after June 15, 2007. We do not expect the adoption of SFAS No. 158 to have a material effect on our consolidated financial statements as we do not currently have a defined benefit postretirement plan that meets the criteria specified under SFAS No. 158.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. We are currently evaluating the impact that the adoption of SFAS No. 157 will have on our consolidated financial statements.

In June 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-3 (“EITF 06-3”), “Disclosure Requirements for Taxes Assessed by a Governmental Authority on Revenue-Producing Transactions.” The consensus allows companies to choose between two acceptable alternatives based on their accounting policies for transactions in which the company collects taxes on behalf of a governmental authority, such as sales taxes. Under the gross method, taxes collected are accounted for as a component of sales revenue with an offsetting expense. Conversely, the net method allows a reduction to sales revenue. If such taxes are reported gross and are significant, companies should disclose the amount of those taxes. The guidance should be applied to financial reports through retrospective application for all periods presented, if amounts are significant, for interim and annual reporting beginning February 1, 2007. We do not expect the adoption of EITF 06-3 to have a material effect on our consolidated financial statements.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140”. SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to irrevocably account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after December 31, 2006. We do not expect the adoption of SFAS No. 155 to have a material effect on our consolidated financial statements, as we do not currently have any financial instruments that meet the criteria specified under SFAS No. 155.

2.	Shreveport, Louisiana Transaction

The Eldorado Shreveport Joint Venture was, prior to July 22, 2005, owned by the Hollywood Casino Shreveport general partnership (“HCS”). The term “Predecessor Partnership” refers to HCS for periods prior to and including July 21, 2005, and the term “Successor Partnership” refers to the Louisiana Partnership for periods on and subsequent to July 22, 2005.

Pursuant to a bankruptcy plan (the “Plan”) confirmed by the United States Bankruptcy Court, Western District of Louisiana, Shreveport Division (Case No. 04-13259) on July 22, 2005 and the Eldorado Shreveport Joint Venture Agreement between ES#1, ES#2 and SGH the following events occurred upon the Eldorado Shreveport Joint Venture’s emergence from bankruptcy:

•

ES#1 and ES#2, which are wholly owned subsidiaries of Resorts, acquired 74% and 1%, respectively, of the partnership interests of the Louisiana Partnership, representing all of the voting partnership interests of the Louisiana Partnership.

•

ES#1 acquired 55,006 shares of the common stock of SGH for $1,266,667 and, on July 22, 2005, converted the shares into (i) an additional 1.4% non-voting partnership interest in the Louisiana Partnership and (ii) the right to distributions by the Louisiana Partnership in respect of $1.12 million of the 13% Preferred Equity Interest. This transaction resulted in SGH owning $18.88 million of the 13% Preferred Equity Interest and a 23.6% interest in the Louisiana Partnership. Also, ES#1 owned $1.12 million of the Preferred Equity Interest, and its ownership in the Louisiana Partnership increased to 75.4%.

•

The net income of the Louisiana Partnership is allocated 76.4% and 23.6% to Resorts and SGH, respectively. Net losses are allocated to the extent of their equity interests. As no value was assigned to SGH’s capital, Resorts absorbs all losses of the Louisiana Partnership. However, if future earnings do materialize, Resorts will be credited to the extent of such losses previously absorbed.

On July 22, 2005, Resorts and the Louisiana Partnership entered into a Management Agreement (the “Management Agreement”) pursuant to which Resorts, as the Louisiana Partnership’s exclusive agent, manages the Eldorado Shreveport. For its services, Resorts is entitled to receive a Base Management Fee of $2.5 million annually, payable in quarterly installments of $625,000 each on October 22, January 22, April 22 and July 22 of each year during the term of the Management Agreement, beginning October 22, 2005. Payment of the Base Management Fee has priority over the payment of any interest due on the New Shreveport Notes. Resorts is also entitled to an Incentive Fee equal to the sum of (i) 15% of the amount, if any, by which “EBITDA” (as defined in the Management Agreement) for any calendar year during the term of the Management Agreement exceeds $20 million and (ii) an additional 5% of the amount, if any, by which “EBITDA” (as defined in the Management Agreement) for any such calendar year exceeds $25 million. By its terms, the Management Agreement will continue in effect through the date the Louisiana Partnership no longer holds a riverboat gaming license for the Eldorado Shreveport, unless the agreement is earlier terminated by either party in accordance with its terms.

The fair values of the entity’s assets were allocated in conformity with procedures specified in SFAS No. 141. Management used the results of appraisals and other available information to make such allocations as of July 22, 2005. An independent appraiser was engaged to assist with the allocation of reorganization value to the Louisiana Partnership’s assets and liabilities. The following table reflects the fair value of assets and liabilities acquired as of July 22, 2005:

(in thousands)
Assets
Cash and cash equivalents	$15,000
Accounts receivable, net	1,804
Inventories	1,473
Prepaid expenses and other	1,862

Total current assets	20,139
Property and equipment, net	135,531
Intangible and other assets	22,024

Total assets acquired	177,694

Liabilities
Note payable	6
Accounts payable	4,878
Accrued liabilities	12,663

Total current liabilities	17,547
Long-term debt	140,000
Preferred equity interest	18,880

Total liabilities assumed	176,427

Net assets acquired	$1,267

The gaming license, valued at $19,826,000, is an intangible assets acquired from the purchase of gaming entities that are located in gaming jurisdictions where competition is limited, such as when only a limited number of gaming operators are allowed to operate. Gaming license rights are not subject to amortization as we have determined that they have an indefinite useful life.

Customer relationships, valued at $1,959,000, are being ratably amortized over a five-year period. Amortization of customer relationships is computed using the straight-line method over an estimated useful life of five years. Amortization expense for the year ended December 31, 2006 and the period from July 22, 2005 through December 31, 2005 with respect to customer relationships amounted to $390,000 and $174,000, respectively, and is expected to be $390,000 during each of the years ended December 31, 2007, 2008 and 2009 and $225,000 during the year ended December 31, 2010.

The pro forma consolidated results of operations, as if the Shreveport transaction had occurred at the beginning of each period are as follows:

(in thousands)	December 31,
	2005	2004
Pro Forma
Net Operating Revenues	$258,503	$270,148
Operating Income	11,367	13,469
Net Loss (1)	(4,944)	(22,008)

(1)	The 2005 period reflects a $10.1 million debt discharge as a result of the confirmation of the Plan by the Bankruptcy Court of long-term debt, accrued interest and certain other liabilities subject to compromise at amounts less than their historical recorded value.

3.	Certain Risks and Uncertainties

A significant portion of the Company’s revenues and operating income are generated from patrons who are residents of northern California. A change in general economic conditions or the extent and nature of casino gaming in California, Washington or Oregon could adversely affect the Company’s operating results. On September 10, 1999, California lawmakers approved a constitutional amendment that would give Native American tribes the right to offer slot machines and a range of house-banked card games. On March 7, 2000, California voters approved the constitutional amendment which legalized “Nevada-style” gaming on Native American reservations. While most existing Native American gaming facilities in northern California are modest compared to Eldorado, numerous Native American tribes have announced that they are in the process of expanding, developing, or are considering establishing large-scale hotel and gaming facilities in northern California. In particular, a significant new Native American casino located approximately 21 miles northeast of Sacramento opened in June 2003 and offers approximately 2,700 slot machines and 98 table games. Since June 2003, we have experienced a measurable impact on our operations from this and other northern California facilities, resulting in a negative effect on our overall operating results. Based on its size and proximity, and potential expansion capabilities, we believe this new casino, along with the continued growth of other Native American gaming establishments, could continue to place additional competitive pressure on our operating results. While we cannot predict the extent of any future impact, it could be significant.

The operations of the Louisiana Partnership are dependent on its continued licensing by the Louisiana Board. On July 19, 2005, the Louisiana Board approved HCS’s Petition to Approve Transfer of Interest and found Resorts, ES#1 and ES#2 suitable as owners and operators of a gaming license in Louisiana. The loss of a license in the jurisdiction in which the Louisiana Partnership operates could have a material adverse effect on future results of operations.

The Louisiana Partnership is dependent on the local market, the Dallas-Fort Worth Metroplex and East Texas for a significant number of its patrons and revenues. If economic conditions in this area deteriorate or additional gaming facilities are opened or expanded which compete for these markets, the Louisiana Partnership’s results of operations could be adversely affected.

The Louisiana Partnership is also dependent upon stable gaming and admission taxes in the local jurisdictions in which it operates and in the State of Louisiana. Any change in such taxes could have a material adverse effect on future results of operations.

4.	Operating Agreement of Resorts

The rights and obligations of the equityholders of Resorts (the “Members”) are governed by the Operating Agreement of Eldorado Resorts LLC dated as of June 28, 1996, as amended (the “Operating Agreement”), entered into in connection with the Reorganization. In accordance with the Reorganization, all assets and liabilities of the Eldorado Predecessor Partnership became the assets and liabilities of Resorts. Each Members’ interest in Resorts is equal to the percentage of capital contributed by that Member, in accordance with the ownership percentages previously held in the Predecessor Partnership. The Operating Agreement provides that no officer or member of the Board of Managers (“Board Member”) of Resorts will be liable to Resorts, its Members or holders of its membership interests for acts or omissions of such officer or Board Member in connection with the business or affairs of Resorts, including for any breach of fiduciary duty or mistake of judgment, except for acts involving intentional misconduct, fraud or knowing violations of the law. Resorts will dissolve upon the earliest to occur of: (a) December 31, 2030, (b) the sale or disposition of all or substantially all of the assets in Resorts, (c) the written consent of Members holding more than a 75% voting interest in Resorts or (d) any event that, pursuant to the Operating Agreement, terminates a Member’s interest, unless there are at least two remaining Members and at least a Majority Interest, as defined in the Operating Agreement, of the remaining Members agree to continue Resorts.

5.	Accounts Receivable and Due From Members and Affiliates

Components of accounts receivable, net are as follows (in thousands):

	December 31,
	2006	2005
Accounts receivable	$9,508	$9,200
Allowance for doubtful accounts	(2,759)	(3,141)

Total	$6,749	$6,059

The provision for bad debt expense was $1,260 and $1,084 for the years ended December 31, 2006 and 2005, respectively. Writeoffs of accounts receivable in such periods were $2,040 and $1,236, respectively. Due from members and affiliates was $120 and $171 in 2006 and 2005, respectively.

The provision for bad debt expense was $1,260 and $1,084 for the years ended December 31, 2006 and 2005, respectively. Writeoffs of accounts receivable in such periods were $2,040 and $1,236, respectively. Due from members and affiliates was $120 and $171 in 2006 and 2005, respectively.

6.	Property and Equipment

Property and equipment consist of the following (in thousands):

	Estimated Service Life	December 31,
	(years)	2006	2005
Land and improvements	—	$28,999	$27,564
Buildings and other leasehold improvements	10-45	237,169	237,846
Riverboat	25	38,837	36,615
Furniture, fixtures and equipment	3-15	89,321	92,042
Property held under capital lease (Note 14)	3-15	3,137	4,698
Construction in progress		1,085	2,939

		398,548	401,704
Less—Accumulated depreciation		(141,314)	(136,853)

Property and equipment, net		$257,234	$264,851

At December 31, 2006 and 2005, accumulated depreciation includes $2.5 million and $4.8 million, respectively, related to assets acquired under capital leases.

Substantially all property and equipment is pledged as collateral for long-term debt (see Note 11).

7.	Other and Intangible Assets, net

Other and intangible assets, net, include the following amounts (in thousands):

	December 31,
	2006	2005
Land held for development	$2,492	$3,104
Loan acquisition costs (Credit facility)	235	306
Bond offering costs, 9% Senior Notes	665	665
Other	1,343	1,323

	$4,735	$5,398
Accumulated amortization loan costs (Credit facility)	(38)	(290)
Accumulated amortization bond costs 9% Senior Notes	(178)	(111)

Total Other Assets, net	$4,519	$4,997

Gaming licenses	$20,720	$20,720
Customer relationships	1,959	1,959

	22,679	22,679
Accumulated amortization customer relationships	(564)	(174)

Total Intangible Assets, net	$22,115	$22,505

The value of the gaming licenses, which have an indefinite life, and customer relationships, was assigned by management as part of the allocation of purchase price upon the confirmation of the Plan. Amortization of bond and loan costs is computed using the straight-line method, which approximates the effective interest method, over the term of the bonds or loans, respectively. Amortization of customer relationships is computed using the straight-line method over an estimated useful life of five years. In assessing the recoverability of the carrying value of our gaming licenses and customer relationships, management makes assumptions regarding such items as future cash flows, gaming taxes, the costs of continued licensing and the pattern of customer visits. If these estimates or the related assumptions change in the future, the Louisiana Partnership may be required to record impairment losses with respect to these assets. Such impairment loss, if any, would be recognized as a non-cash component of operating income. In 2004, Resorts deposited $2.0 million in escrow which was applied towards the acquisition of a 75% equity interest in the Louisiana Partnership in 2005.

Bond offering and loan acquisition costs are being amortized over the term of the applicable agreements.

8.	Investment in Joint Ventures

Effective March 1, 1994, ELLC (96% owned by Resorts and 4% minority interest collectively owned by Recreational Enterprises, Inc. and Hotel Casino Management) and Galleon, Inc. (a Nevada corporation and indirect wholly owned subsidiary of MGM MIRAGE (“MGM”) which was acquired by MGM as a result of the merger of a wholly owned subsidiary of MGM with and into Mandalay Resort Group (“Mandalay”) on April 25, 2005) entered into a joint venture (the “Silver Legacy Joint Venture”) pursuant to a joint venture agreement (the “Original Joint Venture Agreement”) to develop the Silver Legacy Resort Casino (the “Silver Legacy”). The Silver Legacy consists of a casino and hotel located in Reno, Nevada, which began operations on July 28, 1995. During 1994, ELLC contributed land to the Silver Legacy Joint Venture with a fair value of $25,000,000 (a book value of $17,215,000) and cash of $23,000,000. Additional cash contributions of $3,900,000 were made in 1995, for a total equity investment of $51,900,000. Galleon, Inc. contributed cash of $51,900,000 to the Silver Legacy Joint Venture. Each partner owns a 50% interest in the Silver Legacy Joint Venture.

On March 5, 2002, the Partners executed a new amendment and restatement of the Original Joint Venture Agreement (as further amended in April 2002, the “Joint Venture Agreement”), the terms of which are summarized below, and the Silver Legacy Joint Venture and its wholly owned finance subsidiary, Silver Legacy Capital Corp., issued $160 million principal amount of 10 1/8% mortgage notes due 2012 (the “Silver Legacy Notes”). Concurrently with the issuance of the Silver Legacy Notes, the Silver Legacy Joint Venture (i) repaid the entire outstanding balance of the Original Silver Legacy Credit Agreement, (ii) entered into a new senior secured credit facility comprised of a $20.0 million term loan facility (which was paid in full in 2003) and a $20.0 million revolving facility with a five year maturity (the “Silver Legacy Credit Agreement”), and (iii) made distributions of $10.0 million to ELLC and $20.0 million to Mandalay Sub, utilizing the balance of the net proceeds of the Silver Legacy Notes and $26.0 million of borrowings under the Silver Legacy Credit Agreement. The Silver Legacy Credit Agreement is secured by a first priority security interest in substantially all of the existing and future assets (other than certain licenses which may not be pledged under applicable law) of the Silver Legacy Joint Venture and a first priority pledge of and security interest in all of the Partnership interests in the Silver Legacy Joint Venture. The Silver Legacy Notes are secured by a security interest in the same assets and pledges of and security interest in the same Partnership interests which are junior to the security interests and pledges securing the Silver Legacy Credit Agreement. On November 4, 2003, the Silver Legacy Joint Venture executed an amendment to the Silver Legacy Credit Agreement which reduced the revolving facility to $10.0 million, and revised certain covenant ratios with retroactive effect to September 30, 2003. On June 15, 2005, the parties executed a further amendment to the Silver Legacy Credit Agreement to provide a conditional waiver of the facility’s financial covenants in respect of the quarter ended June 30, 2005, and each subsequent quarter through and including December 31, 2005, provided that no additional credit is extended under the Silver Legacy Credit Agreement during a quarter for which the waiver is relied upon. In addition, as a condition precedent to any draw on the Silver Legacy Credit Agreement subsequent to June 15, 2005, the Silver Legacy Joint Venture must be in compliance with the Silver Legacy Credit Agreement’s financial covenants as to the then most recent fiscal quarter in respect of which the Silver Legacy Joint Venture is required to deliver financial statements pursuant to the Silver Legacy Credit Agreement. On March 2, 2006, the parties executed a further amendment to the Silver Legacy Credit Facility which extends the previously granted waiver for any defaults under the Silver Legacy Credit Facility’s covenants to cover the fiscal quarter ended March 31, 2006 and each subsequent fiscal quarter through and including December 31, 2006, provided that no additional credit is extended under the Silver Legacy Credit Facility during such quarter. The March 2, 2006 amendment also waives for 2005 the covenant in the Silver Legacy Credit Facility which limits capital expenditures to $10.0 million within a calendar year, which the Silver Legacy Joint Venture exceeded for the year ended December 31, 2005. In addition, the amendment raises the capital expenditure limit to $12.5 million for future calendar years. On March 28, 2007, an additional amendment was executed to extend the original maturity date of March 31, 2007 for an additional year to March 31, 2008. This amendment also reduced the minimum ratio of EBITDA to fixed charges to 1.10 to 1.00 and raised the capital expenditure limit to an aggregate of $15.0 million, in any twelve-month period. Furthermore, this amendment revised the Silver Legacy Credit Agreement to allow for prepayments of the Notes provided certain conditions precedent are satisfied.

Concurrently with the closing of the issuance of the Silver Legacy Notes, the Original Joint Venture Agreement was amended and restated in its entirety and was further amended in April 2002. The April 2002 amendments were principally (i) to provide equal voting rights for ELLC and Mandalay Sub (and procedures for resolving deadlocks) with respect to approval of the Silver Legacy Joint Venture’s annual business plan and the appointment and compensation of the general manager, and (ii) to give each partner the right to terminate the general manager.

Subject to any contractual restrictions to which the Silver Legacy Joint Venture is subject, including the indenture relating to the Silver Legacy Notes, and prior to the occurrence of a “Liquidating Event,” the Silver Legacy Joint Venture will be required by the Joint Venture Agreement to make distributions to its Partners as follows:

(a)	An amount equal to tax distributions equal to the estimated taxable income of the Silver Legacy Joint Venture allocable to each Partner multiplied by the greater of the maximum marginal federal income tax rate applicable to individuals for such period or the maximum marginal federal income tax rate applicable to corporations for such period (as of the date hereof both rates are 35%); provided, however, that if the State of Nevada enacts an income tax (including any franchise tax based on income), the applicable tax rate for any tax distributions subsequent to the effective date of such income tax shall be increased by the higher of the maximum marginal individual tax rate or corporate income tax rate imposed by such tax (after reduction for the federal tax benefit for the deduction of state taxes, using the maximum marginal federal, individual or corporate rate, respectively).

(b)	Annual distributions of remaining “Net Cash From Operations” in proportion to the Percentage Interests of the Partners.

(c)	Distributions of “Net Cash From Operations” in amounts or at times that differ from those described in (a) and (b) above, provided in each case that both Partners agree in writing to the distribution in advance thereof.

As defined in the Joint Venture Agreement, the term “Net Cash From Operations” means the gross cash proceeds received by the Silver Legacy Joint Venture, less the following amounts: (i) cash operating expenses and payments of other expenses and obligations of the Silver Legacy Joint Venture, including interest and scheduled principal payments on Silver Legacy Joint Venture indebtedness, including indebtedness owed to the Partners, if any, (ii) all capital expenditures made by the Silver Legacy Joint Venture, and (iii) such reasonable reserves as the Partners deem necessary in good faith and in the best interests of the Silver Legacy Joint Venture to meet anticipated future obligations and liabilities of the Silver Legacy Joint Venture (less any release of reserves previously established, as similarly determined). Any withdrawal from the Silver Legacy Joint Venture by either Partner results in a reduction of distributions to such withdrawing Partner to 75% of amounts otherwise payable to such Partner.

Summarized information for the Company’s equity in the Silver Legacy Joint Venture is as follows (in thousands):

Summarized information for the Company’s equity in the Silver Legacy Joint Venture is as follows (in thousands):

	December 31, 2006	December 31, 2005	June 30, 2007 (unaudited)
Beginning balance	$65,765	$64,845	$68,749
Partners’ distribution	(1,616)	(769)	—
Accumulated other comprehensive income and other comprehensive income	(61)	—	—
Equity in net income of unconsolidated affiliate	4,661	1,689	3,015

Ending balance	$68,749	$65,765	$71,764

Summarized balance sheet information for the Silver Legacy Joint Venture is as follows (in thousands):

	December 31,		June 30, 2007 (unaudited)
	2006	2005
Current assets	$58,663	$47,456	$66,077
Property and equipment, net	255,769	258,521	252,566
Other assets, net	8,897	8,195	8,886

Total assets	$323,329	$314,172	$327,529

Current liabilities	$22,859	$20,924	$22,348
Long-term liabilities	164,874	163,620	165,419
Partners’ equity	135,596	129,628	139,762

Total liabilities and partners’ equity	$323,329	$314,172	$327,529

Summarized results of operations for the Silver Legacy Joint Venture are as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30, (unaudited)
	2006	2005	2004	2007	2006
Net revenues	$159,197	$149,310	$153,755	$82,300	$76,322
Operating expenses	(134,064)	(129,528)	(126,160)	(68,778)	(65,036)

Operating income	25,133	19,782	27,595	13,522	11,286
Other expense	(15,811)	(16,404)	(16,885)	(7,492)	(8,116)

Net income	$9,322	$3,378	$10,710	$6,030	$3,170

Resorts owns a 21.25% interest in Tamarack Crossings, LLC, a Nevada limited liability company, which owns and operates Tamarack Junction (“Tamarack”), a small casino in south Reno, Nevada. Resorts has a nontransferable option to purchase from Donald Carano, at a purchase price equal to his cost plus any undistributed income attributable thereto (which amounted to approximately $2.3 million at December 31, 2006), an additional 10.0% interest in Tamarack Crossings, LLC, which is exercisable until June 30, 2010. Donald Carano currently owns a 26.25% interest in Tamarack Crossings, LLC. Four members of Tamarack Crossings, LLC, including Resorts and three unaffiliated third parties, manage the business and affairs of the Tamarack. At December 31, 2006 and 2005, Resorts’ financial investment in Tamarack Crossings, LLC was $4.8 million and $4.3 million, respectively. Resorts’ capital contribution to Tamarack Crossings, LLC represents its proportionate share of the total capital contributions of the members. Additional capital contributions of the members, including Resorts, may be required for certain purposes, including the payment of operating costs and capital expenditures or the repayment of loans, to the extent such costs are not funded by prior capital contributions and earnings. The Company’s investment in Tamarack is accounted for using the equity method of accounting. Equity in income related to Tamarack for the years ended December 31, 2006, 2005, and 2004 of $953,000, $478,000, and $608,000, respectively, is included as a component of operating income. The Tamarack purchased products prior to its opening and has continued purchasing various products, such as meat and bakery items, from or through the Eldorado which totaled $0, $0, and $19,000 in 2006, 2005 and 2004, respectively. Tamarack purchased these products at the Company’s cost.

Summarized information for the Company’s equity in the Tamarack is as follows (in thousands):

	December 31, 2006	December 31, 2005	June 30, 2007 (unaudited)
Beginning balance	$4,300	$4,077	$4,849
Members’ distribution	(404)	(255)	(497)
Equity in net income of unconsolidated affiliate	953	478	673

Ending balance	$4,849	$4,300	$5,025

Summarized balance sheet information for the Tamarack is as follows (in thousands):

	December 31,		June 30, 2007 (unaudited)
	2006	2005
Current assets	$5,674	$4,381	$6,527
Property and equipment, net	24,376	26,823	23,351

Total assets	$30,050	$31,204	$29,878

Current liabilities	$6,739	$2,582	$6,230
Long-term liabilities	491	8,386	—
Members’ equity	22,820	20,236	23,648

Total liabilities and members’ equity	$30,050	$31,204	$29,878

Summarized results of operations for the Tamarack are as follows (in thousands):

	Year Ended December 31,			Six Months Ended June 30, (unaudited)
	2006	2005	2004	2007	2006
Net revenues	$19,185	$17,794	$14,298	$9,550	$8,974
Operating expenses	(14,154)	(14,893)	(11,271)	(6,204)	(6,585)

Operating income	5,031	2,901	3,027	3,346	2,389
Interest expense	(547)	(653)	(165)	(179)	(288)

Net income	$4,484	$2,248	$2,862	$3,167	$2,101

Effective July 1, 2000, Resorts and Avereon Research LTD. (“ARL”) entered into an agreement to form MindPlay, LLC (the “MindPlay Entity”), for the purpose of developing, owning and marketing a sophisticated system which will permit the tracking and surveillance of pit gaming operations (“MindPlay”). Resorts owns an 18% interest in the MindPlay Entity.

On February 19, 2004, Alliance Gaming Corp., a New York Stock Exchange listed company (“Alliance”), purchased substantially all of the assets of the MindPlay Entity, consisting primarily of intellectual property, and assumed certain liabilities. In connection with the purchase, Resorts will be paid a termination fee totaling $600,000 to terminate a service agreement between Resorts and MindPlay. As the termination fee is payable to Resorts by MindPlay from future earn-out payments, there is doubt about the collectibility of the termination fee. Accordingly, Resorts has recorded the present value of the termination fee as deferred income.

In the first quarter of 2004, the Company recorded $922,000 equity in income of unconsolidated affiliate, representing its proportionate interest in the MindPlay Entity’s gain on sale of assets of $1.052 million and $130,000 in loss from operations. On March 8, 2004, the Company received a cash distribution of $1,191,150 from the MindPlay Entity. On April 8, 2004, the Company received an additional cash distribution of approximately $119,000. Equity in income (loss) related to MindPlay for the years ended December 31, 2006, 2005 and 2004 was ($79,000), ($33,000), and $870,000, respectively. At December 31, 2006 and 2005, Resorts’ investment in MindPlay was $0 and $79,000, respectively.

9.	Accrued and Other Liabilities

Accrued and other liabilities consist of the following (in thousands):

	December 31,
	2006	2005
Accrued payroll and benefits	$2,910	$2,660
Accrued vacation	1,049	1,028
Accrued insurance	2,549	2,939
Accrued medical claims	525	609
Accrued taxes	2,905	2,113
Unclaimed chips and tokens	892	1,136
Progressive slot liability and accrued gaming promotions	5,156	4,796
Other	2,039	2,036

	$18,025	$17,317

10.	Other Liabilities

Other liabilities consist of the following (in thousands):

	December 31,
	2006	2005
Deferred income - MindPlay	$562	$529
Deferred compensation	0	47
Long-term accrued rent	191	56

	$753	$632

11.	Long-Term Debt

Long-term debt consists of the following (in thousands):

	December 31,		June 30, 2007 (unaudited)
	2006	2005
9% Senior Notes	$64,475	$64,700	$64,475
10% New Shreveport Notes	155,616	140,000	155,616
Outstanding portion of reducing revolver credit facility	7,000	15,750	3,000
Notes payable to bank	2,823	3,000	2,730
Notes payable to individuals	—	268	—

	229,914	223,718	225,821
Less—Current portion	(206)	(442)	(196)

	229,708	223,276	225,625
13% Preferred Equity	22,878	20,127	24,391

	$252,586	$243,403	$250,016

Scheduled maturities of long-term debt are as follows for the years ended December 31, (in thousands):

2007	$206
2008	203
2009	217
2010	231
2011	7,246
Thereafter	221,811

$229,914

On April 20, 2004, Resorts and Capital (the “Issuers”), issued $64.7 million principal amount of the 9% Senior Notes (the “9% Notes”), which are unsecured senior obligations that mature on April 15, 2014. Interest on the 9% Notes is payable semi-annually on April 15 and October 15 of each year, commencing on October 15, 2004. Other than as permitted to comply with an order or other requirements of a gaming regulatory authority, the Issuers will not have a right to redeem the 9% Notes prior to April 15, 2009, except that prior to April 15, 2009, the Issuers may redeem the 9% Notes at a redemption price equal to 100% of the principal amount of the 9% Notes plus a make whole premium and accrued interest and Liquidated Damages (as defined), if any, to the redemption date. Beginning on April 15, 2009, Resorts may redeem the 9% Notes, in whole or in part, upon not less than 30 days notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages (as defined), if any, to the applicable redemption date if redeemed during the 12-month period beginning on April 15 of the years indicated:

Year	Percentage
2009	104.5%
2010	103.0%
2011	101.5%
2012 and thereafter	100.0%

Upon a change of control event, each holder of the 9% Notes may require the Issuers to repurchase all or a portion of its 9% Notes at a purchase price equal to 101% of the principal amount of the 9% Notes, plus accrued interest. The indenture relating to the 9% Notes contains covenants that, among other things, limit the Issuers’ ability and, in certain instances, the ability of its subsidiaries, to incur indebtedness, make distributions to the holders of the Issuers’ equity, purchase the Issuers’ equity securities, make payments on its subordinated indebtedness other than in accordance with the original terms thereof, incur liens, and merge, consolidate or transfer all or substantially all of the Issuers’ assets. These covenants are subject to a number of important qualifications and exceptions.

On July 31, 1996, the Issuers sold $100,000,000 in aggregate principal amount of 10 1/2% Senior Subordinated Notes due 2006, (the “10 1/2% Notes”). The 10 1/2% Notes were joint and several obligations of the Issuers. The 10 1/2% Notes had a maturity date of August 15, 2006 and provided for interest at the rate of 10 1/2% per annum, payable semi-annually in arrears on February 15 and August 15 of each year.

The Company called all of the outstanding 10 1/2% Notes for redemption on May 21, 2004 at a redemption price of 101.75% plus accrued and unpaid interest to the redemption date in accordance with the indenture relating to the 10 1/2% Notes. The redemption was funded utilizing the net proceeds from the issuance of the 9% Notes, together with cash and borrowings under the Company’s revolving credit facility. The redemption of the 10 1/2% Notes resulted in a loss of approximately $1.7 million after writing off unamortized bond fees relating to the debt issue and the premium relating to the call.

The Company has outstanding $140 million aggregate principal amount of 10% New Shreveport Notes due 2012 (the “New Shreveport Notes”). Interest on the New Shreveport Notes accrues from June 30, 2005 and is payable semi-annually each February 1 and August 1, commencing February 1, 2006. Such interest is payable in cash or, at the option of the Louisiana Partnership and Shreveport Capital, through the issuance of additional New Shreveport Notes for all or a portion of the amount of interest then due. However, this option to issue additional New Shreveport Notes in lieu of cash payments for interest may only be made for four semi-annual interest payments (which need not be consecutive) and, with limited exceptions, may not be made once a “Preferred Capital

Contribution Amount” has been redeemed or otherwise acquired by the Issuers. On February 1, 2006 and August 1, 2006, the Louisiana Partnership issued $8,206,000 and $7,410,000, respectively, of additional New Shreveport Notes in lieu of making a cash interest payment.

The New Shreveport Notes are not redeemable prior to August 1, 2009. On or after August 1, 2009, the Louisiana Partnership and Shreveport Capital may redeem the New Shreveport Notes at the following redemption prices (expressed as a percentage of principal amount) plus any accrued and unpaid interest:

Year beginning August 1,	Percentage
2009	105.0%
2010	102.5%
2011 and thereafter	100.0%

The issuers of the New Shreveport Notes may at their option also redeem from time to time not more than 35% of the original aggregate principal amount of the notes prior to August 1, 2009 at a price of 110.0% of the principal amount plus accrued and unpaid interest with the proceeds of a capital contribution in the amount of at least $20 million from ES#1 or ES#2 to the Louisiana Partnership.

The issuers of the New Shreveport Notes will be required to make an offer to repurchase the New Shreveport Notes outstanding at 101% of the principal amount upon the occurrence of a Change of Control, as defined in the indenture governing the New Shreveport Notes (see below). Redemption offers at 100% of the principal amount are required to be made with the proceeds of Asset Sales in excess of $5 million or with Excess Loss Proceeds following an Event of Loss in excess of $5 million, as all such terms are defined in the indenture.

The New Shreveport Notes were issued under an Amended and Restated Indenture, dated as of July 21, 2005, by and among the Issuers and U.S. Bank National Association, as trustee (the “New Indenture”). The New Indenture includes covenants that, among other things, impose restrictions (subject to certain exceptions) on the ability of the Louisiana Partnership and its “Restricted Subsidiaries” (as defined in the New Indenture) to declare or pay distributions on account of their equity interests, purchase or otherwise acquire their equity interests, make certain payments on or with respect to pari passu or subordinated indebtedness, make investments, sell their assets, incur liens, engage in transactions with their affiliates, incur indebtedness and issue preferred equity. The New Shreveport Notes are secured by a first priority security interest in substantially all of the Louisiana Partnership and Shreveport Capital current and future assets. In addition, ES#1 and ES#2 have pledged their interests in the Louisiana Partnership, and Resorts has pledged its interests in ES#1 and ES#2, for the benefit of the holders of the New Shreveport Notes.

On July 21, 2005, SGH acquired a 25% non-voting partnership equity interest and a $20 million preferred equity interest, due 2013, in the Louisiana Partnership pursuant to the Plan. On July 22, 2005, ES#1 converted 55,006 shares of the common stock of SGH into (i) a 1.4% non-voting partnership interest in the Louisiana Partnership (reducing SGH’s interest to 23.6%) and (ii) the right to distributions by the Louisiana Partnership in respect of $1.12 million of the preferred equity interests of SGH (reducing the amount retained by SGH to $18.88 million). Holders of the non-voting partnership equity interests shall have the right to put all of those interests to the Louisiana Partnership for purchase at any time after a full fiscal year of operations following the Effective Date where the Louisiana Partnership’s trailing earnings before interest, income taxes, depreciation, amortization and management fees (“EBITDAM”) for the four fiscal quarters preceding the date of the put exceeds $30,000,000. If the holders of the non-voting partnership equity interests exercise the put and require the Louisiana Partnership to purchase their interests, the price for such interests would be 25% of five and one-half (5.5) times the four fiscal quarter trailing EBITDAM, minus debt (including the New Shreveport Notes), minus accrued and unpaid Preferred Return and the Preferred Capital Contribution Amount (as both terms are described below), plus available cash. A put payment would not be a “Restricted Payment” as defined under the New Indenture. No value was attributed to the non-voting partnership equity interests or the related put option on July 22, 2005 or at December 31, 2005. Management estimates the fair market value of the put option at December 31, 2006 to be $738,000. Such classification was made in accordance with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, based on the terms of the preferred equity interest, including its mandatory repayment and periodic “interest” payments.

The Louisiana Partnership’s Fourth Amended and Restated Partnership Agreement, dated as of July 21, 2005, as amended by the Fifth Amended and Restated Partnership Agreement, dated as of July 22, 2005 (the “Partnership Agreement”), provides for a “Preferred Return” (as defined) on the “Preferred Capital Contribution Amount” (as defined) to SGH, and each transferee of any of SGH’s interest in the Louisiana Partnership that becomes a partner in the Louisiana Partnership in accordance with the Partnership Agreement (each an “SGH Transferee”). As defined in the Partnership Agreement, “Preferred Capital Contribution Amount” means $20 million less the cumulative amounts distributed from time to time in payment of the Preferred Capital Contribution Amount. As defined in the Partnership Agreement, “Preferred Return” means an amount calculated in the same manner as interest on a loan accruing daily from June 30, 2005, at an annual rate of 13% (based upon a 365 or 366 day year, as applicable), compounded quarterly on the last day of each fiscal quarter of each applicable year, taking into account distributions of Preferred Return made pursuant to the Partnership Agreement as if they were payments of interest and distributions in payment of the Preferred Capital Contribution Amount made pursuant to the Partnership Agreement as if they were payments of principal. As of December 31, 2006 and 2005, accrued interest with respect to the Preferred Capital Contribution Amount was $4,231,000 and $1,321,000, respectively, of which $233,000 and $74,000, respectively, is payable to ES#1 and is fully reserved.

Prior to July 22, 2013, the Partnership Agreement permits, but does not require, the Louisiana Partnership’s managing partner, ES#1, to make annual distributions in payment of the Preferred Return and the Preferred Capital Contribution Amount from the Louisiana Partnership’s “Distributable Cash Flow” (as defined) remaining after all distributions required to be made with respect to the current and all prior fiscal years, including any required tax distributions. On July 22, 2013, the Louisiana Partnership is required by the Partnership Agreement to distribute to SGH and any SGH Transferees (collectively, the “Preferred Return Partners”) amounts sufficient to (i) pay all accrued Preferred Return not previously paid and (ii) pay the remaining Preferred Capital Contribution Amount. Except as otherwise provided in the Partnership Agreement, no distributions other than payments of the Preferred Return and payments of the Preferred Capital Contribution Amount will be made to the Louisiana Partnership’s partners on account of their interests in the Louisiana Partnership unless sufficient distributions have been made to the Preferred Return Partners such that the Preferred Return Partners have received all accrued Preferred Return and the Preferred Capital Contribution Amount has been reduced to zero. Failure to pay the Preferred Return and the Preferred Capital Contribution Amount in full on or before July 22, 2013 will give rise to the right to terminate the Management Agreement (see Note 15) as set forth therein.

Resorts’ credit facility is a senior secured revolving credit facility which was amended and restated on February 28, 2006, to extend the maturity date from March 31, 2006 to February 28, 2011, and to restore to $30.0 million the amount of credit available under the facility. Borrowings under the credit facility bear interest, at the Company’s option, at either (i) the greater of (a) the rate publicly announced from time to time by Bank of America as its “Prime Rate” or (b) the Federal Funds Rate plus .50% (“Base Rate”) or (ii) a Eurodollar rate determined in accordance with the credit facility. The Eurodollar rate was 5.33% and the Base Rate was

8.25% as of December 31, 2006. The effective rate of interest on borrowings under the credit facility at December 31, 2006 was 7.83% per annum. As of December 31, 2006, $7.0 million of borrowings were outstanding under the credit facility, $2.8 million outstanding on a note payable to the bank, and an additional $23.0 million of borrowing capacity was available thereunder.

The credit facility is secured by substantially all of the Resorts’ real property. The credit facility includes various restrictions and other covenants including: (i) restrictions on the disposition of property, (ii) restrictions on investments and acquisitions, (iii) restrictions on distributions to members of Resorts, (iv) restrictions on the incurrence of liens and negative pledges, (v) restrictions on the incurrence of indebtedness and the issuance of guarantees, (vi) restrictions on transactions with affiliates and, (vii) restrictions on annual capital expenditures including capital leases. The credit facility also contains financial covenants including a maximum total debt to EBITDA ratio, a maximum senior debt to EBITDA ratio, a minimum fixed charge coverage ratio and a minimum equity requirement. As of December 31, 2006, Resorts was in compliance with all provisions of the credit facility.

On December 30, 2005, Resorts entered into an agreement with Banc of America Leasing & Capital, LLC in the amount of $3.0 million for the sole purpose of acquiring a 2000 Raytheon Aircraft Company Model B300 aircraft. The note evidencing the obligation (the “Aircraft Note”) is payable in monthly installments of $30,526, beginning on January 30, 2006, including interest at 6.46% per annum, to December 30, 2012, when the remaining principal balance in the amount of $1,479,000, plus any accrued and unpaid interest, becomes due and payable. The Aircraft Note is secured by the aircraft.

A note payable to individuals was due in monthly installments of $34,614, including monthly interest at 9%, to August 14, 2006, when the principal balance was paid in full. The note was secured by real property. A note payable to individuals, due in monthly installments of $3,000, including interest at prime plus 2%, was paid in full at maturity on May 16, 2004.

12.	Employee Benefit Plans

The Company established a voluntary, qualified, defined contribution plan covering all eligible employees of the Company regulated under Section 401(k) of the Internal Revenue Code. Plan participants can elect to defer pre-tax compensation through payroll deductions. The Company’s matching contributions were $447,000, $240,000, and $152,000 for the fiscal years ended December 31, 2006, 2005 and 2004, respectively.

13.	Executive Deferred Compensation Plans

Effective January 1, 1990, the Eldorado Hotel Casino Deferred Compensation Plan (the “Deferred Compensation Plan”) was established for the benefit of a select group of management and highly compensated employees. As of December 31, 2006, no employees of the Company were eligible to participate. Under the Deferred Compensation Plan, as presently administered, an eligible employee may elect each year to defer the receipt of a portion of his or her compensation from the Company. A participating employee is 100% vested with respect to any amount deferred pursuant to his or her deferral election. Participating employees are entitled to receive annual distributions commencing upon the earliest of the second month after death, permanent disability, retirement or, if employment is terminated for reasons other than death or disability prior to attainment of age 60, attainment of age 60. However, Resorts’ Chief Executive Officer may in his sole discretion elect to make a distribution to a terminated employee prior to such terminated employee attaining age 60. In addition, Resorts’ Chief Executive Officer may in his sole discretion elect to distribute an employee’s benefits in the form of a lump sum distribution and may elect to distribute benefits to an employee over a shorter period of time than that provided for in the Deferred Compensation Plan. In 2005, the Chief Executive Officer elected to distribute lump sum distributions in the aggregate amount of $251,510 to two employees, thus eliminating their participation in the plan, including a $154,501 distribution to Robert Jones, who is the Chief Financial Officer of the Company. One participating employee received distributions totaling $47,000 over a period of time in 2006 thus eliminating his participation in the plan. As of December 31, 2006, there was no unfunded obligation of the Company pursuant to the Deferred Compensation Plan.

14.	Commitments and Contingencies

Capital Leases

The Company leases certain equipment under agreements classified as capital leases. During 2006, the Eldorado Shreveport entered into lease agreements in the original amount of $321,000 with third party lessors to acquire certain gaming and operating equipment for the Eldorado Shreveport at Shreveport’s estimated incremental borrowing rate for similar purchases of equipment of 12% per annum. During 2006, the Eldorado Reno entered into a lease agreement in the original amount of $690,000 with a third party lessor to acquire mini-bars for hotel rooms at the Eldorado Reno at 9.875% per annum. The leases have original terms of 18 to 96 months and contain bargain purchase options at the end of the lease periods. The leases are treated as capital leases for financial reporting purposes. The future minimum lease payments, including interest, by year under these leases, together with the present value of the minimum lease payments consisted of the following at December 31, 2006 (in thousands):

2007	$370
2008	306
2009	188
2010	124
2011	124
Thereafter	350

Minimum lease payments	1,462
Less—Amounts representing interest	(353)

$1,109

Operating Leases

The Company leases equipment under operating leases. Future minimum payments under noncancellable operating leases with initial terms of one year or more consisted of the following at December 31, 2006 (in thousands):

Future Minimum Lease Payments
2007	$719
2008	368
2009	273
2010	224
2011	171
Thereafter	547

$2,302

Total rental expense under operating leases was $1,045,000, $840,000 and $918,000 for the years ended December 31, 2006, 2005 and 2004, respectively. Additional rent for land upon which the Eldorado Hotel Casino resides of $632,000 in 2006 ($633,000 in 2005 and $629,000 in 2004) was paid to C, S and Y Associates, a general partnership of which Donald Carano is a general partner, based on gross gaming receipts. This rental agreement expires June 30, 2027.

The Eldorado Shreveport is party to a ground lease with the City of Shreveport for the land on which the casino was built. The lease has an initial term ending December 20, 2010 with subsequent renewals for up to an additional 40 years. The base rental amount is currently $450,000 per year and continues at that amount for the remainder of the initial ten-year lease term. During the first five-year renewal term, the base annual rental will be $402,500. The annual base rental payment will increase by 15% during each of the second, third, fourth and fifth five-year renewal terms with no further increases. The base rental portion of the ground lease is being amortized on a straight-line basis. In addition to the base rent, the lease requires percentage rent based on adjusted gross receipts to the City of Shreveport and payments in lieu of admission fees to the City of Shreveport and the Bossier Parish School Board. Payments made under the terms of the ground lease are as follows (in thousands):

	Year Ended December 31, 2006	Period from July 22, 2005 through December 31, 2005
Ground lease:
Base rent	$585	$260
Percentage rent	1,372	484

	$1,957	$744

Payment in lieu of admissions fees and school taxes	$5,696	$1,949

Expenses under operating leases (exclusive of the ground lease) amounted to $977,000 for the year ended December 31, 2006, and $528,000 for the period from July 22, 2005 through December 31, 2005.

Effective June 1, 2006, the Eldorado Shreveport terminated a lease agreement with respect to approximately 45,000 square feet of retail space located across the street from the casino/hotel complex thereby becoming the direct lessor for the retail tenants. The termination of the lease resulted from the default on payments from the lessee. Rental revenue for the year ended December 31, 2006 amounted to $167,000. There are currently five tenants renting approximately 22,000 square feet of space under rental agreements expiring at various dates between 2006 and 2012, most of which have optional renewal periods. Rental payments are comprised of fixed monthly amounts, percentage rentals and common area maintenance payments.

Legal Matters

The Company is subject to various legal and administrative proceedings relating to personal injuries, employment matters, commercial transactions and other matters arising in the normal course of business. In addition, the Company maintains what it believes is adequate insurance coverage to further mitigate the risks of such proceedings. However, such proceedings can be costly, time consuming and unpredictable and, therefore, no assurance can be given that the final outcome of such proceedings may not materially impact its consolidated financial position, results of operations or cash flows. Further, no assurance can be given that the amount or scope of existing insurance coverage will be sufficient to cover losses arising from such matters. The Company does not believe that the final outcome of these matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

On July 30, 2004, MindPlay LLC, Alliance Gaming Corp. and certain other parties were named as defendants in a lawsuit brought by Shuffle Master Inc. in the United States District Court for the District of Nevada. The plaintiff alleges that the defendants’ MP21 System violates two Shuffle Master patents. The complaint also alleges misappropriation of trade secrets against certain of the defendants and requests claims for correction of the named inventor on certain related patents that are held in the name of certain of the defendants. Alliance has publicly stated that the complaint is wholly without merit and that it plans to vigorously defend against this action brought against it. The Company believes this claim, if adversely decided, would not have a material adverse effect on our business, financial position or results of operations as MindPlay currently has zero equity.

The Eldorado Casino Shreveport Joint Venture is still in the process of resolving various claims and other litigation in connection with the Plan, which remain ongoing. The Company does not believe that the final outcome of these matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

15.	Management Fees

Resorts pays management fees to Recreational Enterprises, Inc. and Hotel Casino Management, Inc., the owners of 55% and 29% of Resorts’ equity interests, respectively. Historically, the salaries of senior executive officers and certain other key employees of the Predecessor Partnership were not directly incurred by the Predecessor Partnership, but were paid from a portion of the management fees paid to Recreational Enterprises, Inc. As of July 1, 1996, the aggregate annual salaries of such senior executive officers and other key employees became payroll obligations of Resorts. In connection with the consummation of the offering of the Notes, Resorts entered into a management agreement with Recreational Enterprises, Inc. and Hotel Casino Management, Inc. providing that future management fees paid to Recreational Enterprises, Inc. and Hotel Casino Management, Inc. will not exceed 1.5% of Resorts’ annual net revenues continued in effect until July 1, 2008 after which it will be automatically renewed for additional three-year terms until terminated by one of the parties.

Management fees were $600,000, $600,000, and $478,000 for 2006, 2005 and 2004, respectively.

On July 22, 2005, Resorts and the Louisiana Partnership entered into a Management Agreement (the “Management Agreement”) pursuant to which Resorts, as the Louisiana Partnership’s exclusive agent, manages the Eldorado Shreveport. For its services, Resorts is entitled to receive a Base Management Fee of $2.5 million annually, payable in quarterly installments of $625,000 each on October 22, January 22, April 22 and July 22 of each year during the term of the Management Agreement, beginning October 22, 2005. Payment of the Base Management Fee has priority over the payment of any interest due on the New Shreveport Notes. Resorts is also entitled to an Incentive Fee equal to the sum of (i) 15% of the amount, if any, by which “EBITDA” (as defined in the Management Agreement) for any calendar year during the term of the Management Agreement exceeds $20 million and (ii) an additional 5% of the amount, if any, by which “EBITDA” (as defined in the Management Agreement) for any such calendar year exceeds $25 million. By its terms, the Management Agreement will continue in effect through the date the Louisiana Partnership no longer holds a riverboat gaming license for the Eldorado Shreveport, unless the agreement is earlier terminated by either party in accordance with its terms. Notwithstanding Resorts’ right to terminate the Management Agreement at any time when any of the Base Management Fee or Incentive Fee due and payable to it remains unpaid, such termination will not be effective without the consent of the Louisiana Partnership until a replacement manager has been selected by the Louisiana Partnership and approved by the Louisiana Board so long as (a) the Louisiana Partnership has reimbursed Resorts for all reasonably incurred and documented out-of-pocket expenses associated with the performance of its obligations under the Management Agreement within 30 days following Resorts’ submission to the Louisiana Partnership of the applicable request for reimbursement pursuant to the terms of the agreement and (b) during the period beginning on the 180th day following the date of Resorts’ written notice of termination, for each month that Resorts continues to serve as the manager pursuant to the terms of the Management Agreement, the Louisiana Partnership has paid Resorts a monthly fee of $100,000, which is due and payable no later than 15 days following the end the month. The Louisiana Partnership expensed $2,500,000 and $1,109,000 in base fees under the Management Agreement during the year ended December 31, 2006 and the period from July 22, 2005 through December 31, 2005 and $494,000 in incentive fees during the year ended December 31, 2006.

16.	Segment Information

The following table sets forth, for the period indicated, certain operating data for our reportable segments. We review our operations by our geographic gaming market segments: Eldorado Reno and Eldorado Shreveport. We completed our acquisition of Eldorado Shreveport on July 22, 2005 and therefore, prior to 2005 all reported financial statements reflect only the financial statements of Eldorado Reno.

	For the years ended December 31,
	2006	2005
	(in thousands)
Revenues and expenses
Eldorado Reno
Net Revenues (a)	$140,603	$138,511
Expenses, excluding depreciation, amortization	(115,121)	(113,899)
Loss on sale/disposition of long-lived assets	(11)	(212)
Equity in income of unconsolidated affiliates	5,614	2,166
Depreciation and amortization	(13,857)	(13,472)

Operating income – Eldorado Reno	$17,228	$13,094

Eldorado Shreveport
Net Revenues	$144,191	$53,545
Expenses, excluding depreciation, amortization (a)	(121,389)	(50,420)
Loss on sale/disposition of long-lived assets	—	(1,014)
Depreciation and amortization	(8,526)	(2,322)

Operating income (loss) – Eldorado Shreveport	$14,276	$(211)

Total Reportable Segments
Net Operating Revenues (a)	$284,794	$192,056
Expenses, excluding depreciation, amortization	(236,510)	(164,319)
(Loss) gain on sale/disposition of long-lived assets	(11)	(1,226)
Equity in income of unconsolidated affiliates	5,614	2,166
Depreciation and amortization	(22,383)	(15,794)

Operating income – Total Reportable Segments	$31,504	$12,883

(a)	Before the elimination of $2,994,000 and $1,109,000 for management fees to Eldorado Reno and expense to Eldorado Shreveport for 2006 and 2005, respectively. Before the elimination of $725,000 for airplane lease to Eldorado Reno and expense to Eldorado Shreveport in 2006.

	For the years ended December 31,
	2006	2005
		(as Restated – see Note 20)
	(in thousands)
Reconciliations to Consolidated Net Income (Loss)
Operating Income—Total Reportable Segments	$31,504	$12,883
Eldorado Reno’s interest due in 13% Preferred Equity	159	74

Operating income	$31,663	$12,957

Unallocated income and expenses
Interest income	526	143
Equity in loss of unconsolidated affiliate	(79)	(33)
Minority interest	(178)	(64)
Interest expense	(24,954)	(15,241)

Net income (loss)	$6,978	$(2,238)

Capital Expenditures
Eldorado Reno	$9,052	$14,777
Eldorado Shreveport	5,265	7,231

Total	$14,317	$22,008

	As of December 31,
	2007	2006
	(in thousands)
Total Assets
Eldorado Reno	$224,747	$226,767
Eldorado Shreveport	194,462	178,421
Eliminating entries (a)	(7,315)	(6,765)

Total	$411,894	$398,423

(a)	Reflects the elimination of $1,119,000 and $625,000 for management fees to Eldorado Reno by Eldorado Shreveport and $76,000 and $20,000 for intercompany receivables/payables for the year ended December 31, 2006 and the period July 22, 2005 through December 31, 2005, respectively; the elimination of $5.0 million for Eldorado Reno’s investment in the purchase of the Shreveport property and the $1.12 million for Eldorado Reno’s 1.4% interest of the 25% non-voting partnership $20 million preferred equity interest in the Louisiana Partnership.

	For the six months ended June 30,
	2007	2006
	(unaudited)
	(in thousands)
Revenues and expenses
Eldorado Reno
Net Operating Revenues (a)	$69,236	$66,650
Expenses, excluding depreciation and amortization	(58,102)	(56,158)
Loss on disposition of long-lived asset	(1,570)	—
Equity in income (loss) of unconsolidated affiliates	3,688	2,032
Depreciation and amortization	(6,847)	(6,934)

Operating income – Eldorado Reno	$6,405	$5,590

Eldorado Shreveport
Net Operating Revenues (a)	$72,464	$68,747
Expenses, excluding depreciation and amortization	(59,840)	(60,010)
Loss on disposition of long-lived asset	(558)	—
Depreciation and amortization	(4,542)	(3,039)

Operating income – Eldorado Shreveport	$7,524	$5,698

Total Reportable Segments
Net Operating Revenues (a)	$141,700	$135,397
Expenses, excluding depreciation and amortization	(117,942)	(116,168)
Loss on disposition of long-lived asset	(2,128)	—
Equity in income of unconsolidated affiliates	3,688	2,032
Depreciation and amortization	(11,389)	(9,973)

Operating income – Total Reportable Segments	$13,929	$11,288

(a)	Before the elimination of $1.25 million for management fees to Eldorado Reno and expense to Eldorado Shreveport as of June 30, 2007 and 2006, respectively and the elimination of $374,000 for airplane lease to Eldorado Reno and expense to Eldorado Shreveport in the June 30, 2007 period.

	For the six months ended June 30,
	2007	2006
		(as Restated – see Note 20)
	(unaudited)
	(in thousands)
Reconciliations to Consolidated Net Loss
Operating Income—Total Reportable Segments	$13,929	$11,288
Eldorado Reno’s interest due in 13% Preferred Equity	(233)	79

Operating income	$13,696	$11,367

Unallocated income and expenses
Interest income	431	143
Equity in loss of unconsolidated affiliate	—	(79)
Minority interest	(115)	(60)
Interest expense, net	(12,676)	(12,351)

Net income (loss)	$1,336	$(980)

	For the six months ended June 30,
	2007	2006
	(unaudited)
	(in thousands)
Capital Expenditures
Eldorado Reno	$4,289	$4,827
Eldorado Shreveport	2,703	3,145

Total	$6,992	$7,972

As of June 30, 2007
(unaudited)
(in thousands)
Total Assets
Eldorado Reno	$221,492
Eldorado Shreveport	194,411
Eliminating entries (a)	(7,218)

Total	$408,685

(a)	Reflects the elimination of $625,000 and $1,119,000 for management fees payable to Eldorado Reno by Eldorado Shreveport in the June 30, 2007 and December 31, 2006 periods, respectively, and $473,000 and $76,000 for intercompany receivables/payables as of June 30, 2007 and December 31, 2006, respectively; the elimination of $5.0 million for Eldorado Reno’s investment in the purchase of the Shreveport property and the $1.12 million for Eldorado Reno’s 1.4% interest of the 25% non-voting partnership $20 million preferred equity interest in the Louisiana Partnership.

17.	Related Parties

The Company owns the entire parcel on which the Eldorado is located, except for approximately 30,000 square feet which is leased from C, S and Y Associates, a general partnership of which Donald Carano is a general partner (the “C, S and Y Lease”). The C, S and Y Lease expires on June 30, 2027. Annual rent is equal to the greater of (i) $400,000 or (ii) an amount based on a decreasing percentage of the Eldorado’s gross gaming revenues ranging from 3% of the first $6.5 million of gross gaming revenues to 0.1% of gross gaming revenues in excess of $75 million. Rent paid pursuant to the C, S and Y Lease totaled approximately $632,000, $633,000, and $629,000 in 2006, 2005 and 2004, respectively.

The Company from time to time leases aircrafts owned by Recreational Enterprises, Inc., which owns 55% of Resorts, for use in operating the Company’s business. In 2006, 2005 and 2004, lease payments for the aircraft totaled $1,224,000, $772,000, and $668,000, respectively.

The Company from time to time leases a yacht owned by Sierra Adventure Equipment, Inc., a limited liability company beneficially owned by Recreational Enterprises, Inc., for use in operating the Company’s business. In 2006, 2005 and 2004, lease payments for the yacht totaled approximately $55,000 in each year.

Resorts owns a 21.25% interest in Tamarack Junction, a small casino located in south Reno, Nevada, in which Donald Carano owned a 26.25% interest at December 31, 2006. The Tamarack purchased products prior to its opening and continued purchasing various products, such as meat and bakery items, from or through the Eldorado which totaled $19,000 in 2004. The Tamarack purchased these products at the Company’s cost. The Tamarack did not purchase any items from the Eldorado in 2006 and 2005.

The Company occasionally purchases wine and firewood directly from the Ferrari Carano Winery, which is owned by Recreational Enterprises, Inc. and Donald Carano. The firewood is used in the Eldorado in its various wood burning ovens while wine purchases are sent directly to customers in appreciation of their patronage. In 2006, 2005 and 2004, the Company spent approximately $48,000, $50,000, and $193,000, respectively, for these products.

On July 22, 2005, Resorts and the Louisiana Partnership entered into a management agreement pursuant to which Resorts, as the Louisiana Partnership’s exclusive agent, manages the Eldorado Shreveport. For its services, Resorts is entitled to receive a base management fee of $2.5 million annually, payable in quarterly installments of $625,000 each on October 22, January 22, April 22 and July 22 of each year during the term of the management agreement, beginning October 22, 2005. Resorts is also entitled to an incentive fee equal to the sum of (i) 15% of the amount, if any, by which “EBITDA” (as defined in the management agreement) for any calendar year during the term of the management agreement exceeds $20 million and (ii) an additional 5% of the amount, if any, by which “EBITDA” (as defined in the management agreement) for any such calendar year exceeds $25 million. Payment of the base management fee has priority over the payment of any interest due on the New Shreveport Notes. The Company received $2,500,000 and $1,109,000 in base fees under the management agreement during the year ended December 31, 2006 and the period from July 22,

2005 through December 31, 2005, respectively, and $494,000 in incentive fees during the year ended December 31, 2006. Pursuant to the management agreement, the Company gets reimbursed for wages incurred while working at the Eldorado Shreveport. In 2006 and 2005, the Louisiana Partnership paid the Company approximately $74,000 and $84,000, respectively.

In 2006, the Silver Legacy made payments pursuant to the Joint Venture Agreement, representing tax distributions, to the Company in the amount of $1,616,000. For the year ended December 31, 2006, Resorts made cash distributions of $3.2 million, utilizing all of the $1,616,000 from the Silver Legacy, to it members for income taxes. Total distributions received from the Silver Legacy for the years ended December 31, 2006 and 2005 were $1,616,000 and $769,000, respectively.

In 2006, Donald Carano, Hotel Casino Management and Recreational Enterprises, Inc. received as a non-cash distribution from the Company, land held for development located in Verdi, Nevada, at an independent certified appraised value of $900,000. The Company recognized a $213,000 gain on the distribution of this land.

The Partnership Agreement obligates the Louisiana Partnership to distribute to each of its partners quarterly for as long as it is not taxed as a corporation, an amount of “Distributable Cash Flow” (as defined) equal to the partner’s allocable share of the taxable income of the Louisiana Partnership, as adjusted in accordance with the terms of the Partnership Agreement, multiplied by a percentage equal to the greater of (a) the sum of (i) the highest federal marginal income tax rate in effect for individuals (after giving effect to the federal income tax deduction for state and local income taxes and taking into account the effects of Internal Revenue Code sections 67 and 68 as if the individual’s only income was the income allocated to such individual in his or her capacity as a partner of the Louisiana Partnership) plus (ii) the highest marginal Louisiana and Shreveport, Louisiana income tax rates in effect for individuals or (b) the sum of (i) the highest federal marginal income tax rate in effect for corporations plus (ii) the highest marginal Louisiana and Shreveport, Louisiana income or franchise tax rates in effect for corporations (after giving effect to the federal income tax deduction for such state and local income or franchise taxes). No distributions were made during the year ended December 31, 2006 or the period from July 22, 2005 through December 31, 2005.

18.	Supplemental Cash Flow Information

In the third quarter of 2004, Resorts made a distribution of $1.8 million to its members of which $750,000 was paid in cash and a non-cash distribution of $1.036 million as evidenced by promissory notes payable to Recreational Enterprises, Inc. and Donald Carano in the amounts of $982,000 and $54,000, respectively.

The Louisiana Partnership entered into capital lease agreements during 2006 amounting to $321,000 used to purchase certain gaming and operating equipment. Also in 2006, the Eldorado Reno entered into a lease agreement in the original amount of $690,000 to acquire mini-bars for hotel rooms (Note 14). The new obligations and the associated asset costs have been excluded from the accompanying consolidated and consolidating statement of cash flows for the year ended December 31, 2006 as a non-cash transaction.

On February 1 and August 1, 2006, respectively, the Louisiana Partnership issued $8,206,000 and $7,410,000 of additional New Shreveport Notes due 2012 in lieu of making the cash interest payments of which $8,616,000 and $7,000,000 was financed in 2006 and 2005, respectively. Interest expense for the years ended December 31, 2006 and 2005 for the Preferred Equity Interest was $2,910,000 and $1,321,000, respectively, which is included in the Preferred Capital Contribution Amount, of which $159,000 and $74,000, respectively, is eliminated in consolidation. Accrued interest with respect to the Preferred Capital Contribution Amount of

$4,231,000 and $1,321,000 is included in the 13% Preferred Equity Interest at December 31, 2006 and 2005, respectively, of which $233,000 and $74,000, respectively, is payable to ES#1.

In 2006, the Company made a non-cash distribution in the form of land held for development located in Verdi, Nevada, at an independent certified appraised value of $900,000. The Company recognized a $213,000 gain on the distribution of this land.

In the first quarter of 2007, the Company recognized a $1.6 million loss on disposition of long-lived assets from the charitable contribution of land to the City of Reno to allow for the construction of a new city-owned ballroom facility, which will be operated and managed by Silver Legacy, Resorts and Circus-Circus Hotel and Casino-Reno.

19.	Downtown Ballroom

The Silver Legacy had since 1999 utilized 40,000 square feet of space in the City Center Pavilion, which was located across North Virginia Street from Silver Legacy on a special events plaza which was owned by Eldorado Resorts LLC and Circus-Circus Hotel and Casino-Reno and donated to the City of Reno in January 2007. In January 2007, the Eldorado recognized a $1.6 million charitable contribution for this donation. The City Center Pavilion was removed in January 2007 to allow for the construction of a new city-owned ballroom facility, which will be operated and managed by Silver Legacy, Eldorado Resorts LLC and Circus-Circus Hotel and Casino-Reno, on the plaza site. The construction period is estimated to be approximately one year. In conjunction with the construction of the new facility, the Silver Legacy has agreed to fund up to $3.2 million in equipment purchases required for the operation of the ballroom.

20.	Financial Statement Restatement

Subsequent to December 31, 2006, the Company determined that all of the net loss of the Louisiana Partnership for the years ended December 31, 2005 and 2006, including 23.6% of the net loss of the Louisiana Partnership for the year ended December 31, 2005 that had been charged to SGH, should be charged to the Company. SGH has no obligation to fund such losses and the charge of such losses to SGH would cause SGH’s equity capital to be in a deficit position, a result that is not permitted under GAAP. Accordingly, the Company determined that its 2005 consolidated financial statements should be restated to record 100 percent of the loss of the Louisiana Partnership for the year ended December 31, 2005. However, if future earnings of the Louisiana Partnership do materialize, the Company will be credited 100 percent of such earnings to the extent of such Louisiana Partnership losses previously recorded.

Subsequent to December 31, 2006, the Company also determined that its 2005 consolidated balance sheet should be restated to reflect the reclassification of $1.041 million in costs associated with licensing ES#1 and ES#2 from investment in joint ventures to intangible assets.

Subsequent to December 31, 2006, the Company also determined that its 2005 consolidated cash flow statement should be restated to reflect the $13.733 million cash acquired upon the acquisition of the Louisiana Partnership, net of cash paid for the acquisition of the Louisiana Partnership. Previously, the cash acquired from the Shreveport acquisition of $15 million was included in cash at the beginning of the year and previously the cash paid of $1.267 million was reflected as an increase in Shreveport Investment. Also in 2005, on the statement of cash flows, the Company reflected the $506,000 in costs associated with the licensing of ES#1 and ES#2 as an increase in Shreveport escrow deposit. The licensing fees have since been reclassed in other assets, net.

A summary of the significant effects of the restatements is as follows (amounts in thousands):

	2005
	As Previously Reported	As Restated
As of December 31,
Selected Consolidated Balance Sheet Data:
Investment in joint ventures	$71,185	$70,144
Intangible assets, net	21,464	22,505
Minority interest	3,891	5,877
Members’ equity	116,282	114,296
For the year ended December 31,
Selected Consolidated Statement of Operations Data:
Minority interest in net loss (income)	1,922	(64)
Net loss	(252)	(2,238)
For the year ended December 31,
Selected Consolidated Statements of Cash Flows Data:
Net loss	(252)	(2,238)
Minority interest	(1,922)	64
(Payment) Receipt of Shreveport escrow deposit	231	2,004
Increase in other assets, net	(228)	(734)
Cash acquired from Shreveport transaction, net of cash paid for acquisition	—	13,733
Net cash used in investing activities	(19,386)	(4,386)
(Decrease) Increase in cash and cash equivalents	(2,583)	12,417
Cash and cash equivalents at beginning of year	25,225	10,225

Subsequent to December 31, 2006, the Company also determined that its 2004 consolidated statement of cash flows should be restated to reflect only the cash distributions to its members and not include $1.036 million in non-cash distributions in the form of promissory notes. This also decreased due to members and affiliates by the same amount.

A summary of the significant effects of this restatement is as follows (amounts in thousands):

	2004
	As Previously Reported	As Restated
For the year ended December 31,
Selected Consolidated Statements of Cash Flows Data:
Accrued and other liabilities and due to members and affiliates	$2,246	$1,210
Net cash provided by operating activities	16,586	15,550
Cash distributions	(4,041)	(3,005)
Net cash used in financing activities	(6,314)	(5,278)

Subsequent to December 31, 2006, the Company determined that all of the net loss of the Louisiana Partnership for the six months ended June 30, 2006, including 23.6% of the net loss of the Louisiana Partnership for these periods, that had been charged to SGH, should be charged to the Company. SGH has no obligation to fund such losses and the charge of such losses to SGH would cause SGH’s equity capital to be in a deficit position, a result that is not permitted under GAAP. Accordingly, the Company determined that its 2006 condensed consolidated financial statements should be restated to record 100 percent of the loss of the Louisiana Partnership for the six months ended June 30, 2006. However, if future earnings of the Louisiana Partnership materialize, the Company will be credited 100 percent of such earnings to the extent of such Louisiana Partnership losses previously recorded.

	2006 (unaudited)
	As Previously	As Restated
Selected Consolidated Statement of Operations Data:
For the six months ended June 30,
Minority interest in net loss	$637	$(60)
Net loss	(283)	(980)
Selected Consolidated Statements of Cash Flows Data:
For the six months ended June 30,
Net loss	(283)	(980)
Minority interest	(637)	60

21.	Subsequent Events (Unaudited)

Resorts has entered into an Amended and Restated Purchase Agreement, dated as of July 20, 2007 (the “Purchase Agreement”), with NGA AcquisitionCo LLC, an unaffiliated entity (“NGA”), and Donald L. Carano, who is the presiding member of Resorts’ Board of Managers and the Chief Executive Officer of Resorts (“Carano”), pursuant to which NGA has agreed, subject to the terms and conditions of the Purchase Agreement, to acquire a 17.0359% equity interest in the Resorts (the “17.0359% Interest”), including a new 14.47% equity interest to be acquired directly from Resorts (the “14.47% Interest”) and a currently outstanding 3% membership interest (that, as a result of the issuance of the 14.47% Interest, will be reduced to a 2.5659% interest) to be acquired from Carano. Upon completion of the transaction, Carano or members of his family will continue to own 51% of Resorts and Carano will continue in his current roles in the management of Resorts. The closing of the NGA transaction is subject to the satisfaction or waiver of certain conditions, including the receipt of all necessary approvals from the Nevada and Louisiana gaming authorities. Subject to the satisfaction of the requisite closing conditions, as to which there can be no assurance, Resorts expects the closing to occur prior to December 31, 2007.

Subject to the closing adjustment described below, in consideration for the 14.47% Interest, NGA will transfer to Resorts, free and clear of any liens, ownership of $31,133,250 original principal amount of New Shreveport Notes together with the right to all interest paid with respect thereto on or after the closing date. At closing, Resorts will be obligated to pay NGA in cash the amount, if any, of interest on the New Shreveport Notes to be received by it at closing that is accrued and unpaid through the date of closing. At its option, Resorts may, in lieu of the cash amount otherwise payable to NGA, elect to reduce the amount of New Shreveport Notes NGA is otherwise required to deliver by an original principal amount that, when added to the accrued and unpaid interest through the date of closing on the New Shreveport Notes not being delivered equals the cash amount otherwise payable to NGA.

Pursuant to the terms of the Purchase Agreement, NGA and the current members of Resorts will, at the time of closing under the Purchase Agreement, enter into an amendment and restatement of Resorts’ current operating agreement. Under the terms of this amended and restated operating agreement (the “Proposed Operating Agreement”), Resorts’ board of managers will be composed of five managers, including NGA and the four current managers of Resorts, Donald L. Carano, Recreational Enterprises, Inc. (“REI”), Hotel-Casino Management, Inc. (“HCM”) and Leslie Heisz. Under the terms of the Proposed Operating Agreement, NGA will be deemed to have designated Thomas R. Reeg, NGA’s operating manager, as its initial representative for all determinations to be made by the Resorts’ board and REI and HCM will be deemed to have designated their current representatives, Gary L. Carano and Raymond J. Poncia, Jr., respectively, to continue as their representatives on the Resorts board. Under the terms of the Proposed Operating Agreement, so long as they remain managers of Resorts, NGA, REI and HCM may change their respective representatives from time to time by notice to Resorts.

Under the terms of the Proposed Operating Agreement, at any time after the occurrence of a “Material Event” (as defined) or at any time after June 14, 2015 (the “Trigger Date”) NGA or its permitted assignee(s) (the “Interest Holder”) will have the right to sell (“Put”) all but not less than all the 14.47% Interest to Resorts and Resorts will have the right to purchase (“Call”) all but not less than all of the 17.0359% Interest, at a price equal to the fair market value of the interest being acquired without discounts for minority ownership and lack of marketability, as determined by mutual agreement of the Interest Holder and Resorts or, in the event that after 30 days the Interest Holder and Resorts have not mutually agreed on a purchase price, then at the purchase price determined by the average of two appraisals by nationally recognized appraisers of private companies, provided the two appraisals are within a 5% range of value based upon the lowest of the two appraisals. If the two appraisals are not within the 5% range, the purchase price will be determined by the average of a third mutually acceptable, independent, nationally recognized appraiser of private companies and the next nearest of the first two appraisals unless the third appraisal is at the mid-point of the first two appraisals, in which event the third appraisal will be used to established the fair market value. So long as a Material Event has not occurred, the Interest Holder will have the right to unilaterally extend the Trigger Date for up to two one-year extension periods. Upon exercise of either the Call or the Put, the Proposed Operating Agreement will provide that the transaction close within one year of the exercise of the right unless delayed for necessary approvals from applicable gaming authorities.

As defined in the Proposed Operating Agreement, a “Material Event” for the purpose of allowing Resorts to exercise the right to Call the 17.0359% Interest means the loss, forfeiture, surrender or termination of a material license or finding of unsuitability issued by one or more of the applicable gaming authorities with respect to Thomas R. Reeg, NGA or any transferee of NGA or any affiliate of NGA. In the event a Material Event occurs that permits Resorts to exercise its Call right prior to the Trigger Date, the Interest Holder will be obligated to provide carry back financing to Resorts on terms and conditions reasonably acceptable to it. If a Call is required or ordered by any applicable gaming authority, the Call will be on the terms provided for in the Proposed Operating Agreement, unless other terms are required by any of the applicable gaming authorities, in which event the Call will be on those terms.

As defined in the Proposed Operating Agreement, a “Material Event” for the purpose of allowing the Interest Holder to exercise the right to Put the 14.43% Interest to Resorts means the loss, forfeiture, surrender or termination of a material license or finding of unsuitability by any applicable gaming authority with respect to Resorts, any affiliate of Resorts (other than NGA or its affiliates), including, but not limited to, the Eldorado Hotel and Casino, the Eldorado Resort Casino Shreveport and the Silver Legacy Resort Casino.

At the time of closing under the Purchase Agreement, Resorts, NGA and Carano will enter into a separate agreement pursuant to which Resorts may require Carano to purchase from it, and Carano may require Resorts to sell to him, on the same terms such interest is acquired by Resorts from NGA upon Resorts’ exercise of its Call right under the Proposed Operating Agreement, the portion of the 17.0359% Interest acquired by NGA from Carano.

Resorts is subject to certain covenants under its credit facility and the indenture relating to the 9% Notes that impose limitations on Resorts’ ability to reacquire its equity interests. So long as these covenants are in effect, they will be applicable to any purchase by Resorts of the 14.47% Interest or the 17.0359% Interest and, accordingly, will prohibit such a purchase unless the transaction, at the time it occurs, complies with the respective provisions of each covenant or any non-compliance is waived by the lenders under the credit facility and/or the holders of the 9% Notes, as applicable.

In the event of an initial public offering of Resorts’ equity securities, the Put and Call provisions described above will terminate and be of no further force and effect. In the event of a public offering of equity securities by Resorts in which any member of Resorts is allowed to participate, the Interest Holder will have rights under the Proposed Operating Agreement equivalent to those of the other members of Resorts to sell the equity securities of Resorts held by the Interest Holder on a pro rata basis with the other members. At the time of closing under the Purchase Agreement, NGA and Resorts will enter into a registration rights agreement that will also grant to NGA and its permitted assigns certain registration rights relating to their equity interest in Resorts following any initial public offering of the equity securities of Resorts.

The terms of the Purchase Agreement, entitle Resorts either, prior to or immediately following NGA’s acquisition of its interest in Resorts, to make a distribution to the members of Resorts other than NGA of up to $10 million. During the annual meeting of the Board of Members of Resorts on June 7, 2007, the board approved a $10 million distribution upon the execution of the Purchase Agreement with NGA. The distribution was not dependent upon whether the transaction with NGA is finalized with the execution of an operating agreement. The $10 million distribution was funded through borrowings under Resorts’ existing credit facility and distributed to the members on July 25, 2007, which is the date the Purchase Agreement was executed.

On July 12, 2007, the Company purchased a residence in northwest Reno for $520,000 which was previously owned by an individual previously employed at Silver Legacy who relocated to Shreveport, Louisiana to assume the position of general manager at the Eldorado Shreveport. The Company believes the amount paid was at fair market value based upon comparable home values in the area. The Company plans to sell the residence on the open market.

On August 6, 2007, the Company purchased a small motel located adjacent to the Eldorado parking garage for $500,000. While the motel land could be used for future expansion, the Company has no immediate plans.

CIRCUS AND ELDORADO JOINT VENTURE

(doing business as Silver Legacy Resort Casino)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of

Circus and Eldorado Joint Venture

(doing business as Silver Legacy Resort Casino) :

We have audited the accompanying consolidated balance sheets of Circus and Eldorado Joint Venture (doing business as Silver Legacy Resort Casino) and subsidiary (collectively, the “Joint Venture”) as of December 31, 2006 and 2005, and the related consolidated statements of income, partners’ equity and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the consolidated financial statement schedule included in Item 15(a)(2). These financial statements and financial statement schedule are the responsibility of the Joint Venture’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Joint Venture is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Joint Venture’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Circus and Eldorado Joint Venture (doing business as Silver Legacy Resort Casino) and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

DELOITTE & TOUCHE LLP

Reno, Nevada

March 30, 2007

CIRCUS AND ELDORADO JOINT VENTURE

(doing business as Silver Legacy Resort Casino)

CONSOLIDATED BALANCE SHEETS

As of December 31, 2006 and 2005

(In thousands)

	2006	2005
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$47,179	$35,142
Accounts receivable, net	6,007	6,041
Inventories	2,131	2,057
Prepaid expenses and other	3,346	4,216

Total current assets	58,663	47,456
PROPERTY AND EQUIPMENT, NET	255,769	258,521
OTHER ASSETS, NET	8,897	8,195

Total Assets	$323,329	$314,172

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$6,694	$6,505
Accrued interest	5,413	5,413
Accrued and other liabilities	10,752	9,006

Total current liabilities	22,859	20,924
LONG-TERM DEBT	159,679	159,616
OTHER LONG-TERM LIABILITIES	5,195	4,004

Total liabilities	187,733	184,544

COMMITMENTS AND CONTINGENCIES (Note 11)
PARTNERS’ EQUITY	135,596	129,628

Total Liabilities and Partners’ Equity	$323,329	$314,172

The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS AND ELDORADO JOINT VENTURE

(doing business as Silver Legacy Resort Casino)

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2006, 2005 and 2004

(In thousands)

	2006	2005	2004
OPERATING REVENUES:
Casino	$87,211	$83,191	$85,543
Rooms	41,334	37,176	38,553
Food and beverage	36,185	35,238	35,387
Other	8,559	8,827	8,562

	173,289	164,432	168,045
Less: promotional allowances	(14,092)	(15,122)	(14,290)

Net operating revenues	159,197	149,310	153,755

OPERATING EXPENSES:
Casino	43,573	43,695	42,326
Rooms	12,604	11,810	11,881
Food and beverage	25,684	24,255	24,476
Other	6,593	7,077	6,800
Selling, general and administrative	32,901	30,933	30,041
Depreciation	12,656	11,754	10,622
Loss on disposition of assets	53	4	14

Total operating expenses	134,064	129,528	126,160

OPERATING INCOME	25,133	19,782	27,595

OTHER (INCOME) EXPENSE:
Interest expense, net	16,987	16,862	16,988
Interest income	(834)	(355)	(26)
Other, net	(342)	(103)	(77)
Total other (income) expense	15,811	16,404	16,885

NET INCOME	$9,322	$3,378	$10,710

The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS AND ELDORADO JOINT VENTURE

(doing business as Silver Legacy Resort Casino)

CONSOLIDATED STATEMENTS OF PARTNERS’ EQUITY

For the Years Ended December 31, 2006, 2005 and 2004

(In thousands)

	Galleon, Inc.	Eldorado Resorts, LLC	Total
BALANCE, January 1, 2004	$56,256	$66,256	$122,512
Net income	5,355	5,355	10,710
Partners’ distributions	(2,717)	(2,717)	(5,434)

Balance, December 31, 2004	58,894	68,894	127,788
Net income	1,689	1,689	3,378
Partners’ distributions	(769)	(769)	(1,538)

Balance, December 31, 2005	59,814	69,814	129,628

Comprehensive income:
Net income	4,661	4,661	9,322
Accumulated other comprehensive income and other comprehensive income	(61)	(61)	(122)

Total Comprehensive income	4,600	4,600	9,200
Partners’ distributions	(1,616)	(1,616)	(3,232)

BALANCE, December 31, 2006	$62,798	$72,798	$135,596

The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS AND ELDORADO JOINT VENTURE

(doing business as Silver Legacy Resort Casino)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2006, 2005 and 2004

(In thousands)

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$9,322	$3,378	$10,710

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	13,378	12,476	11,345
Loss on disposition of assets	53	4	14
Increase in accrued pension cost	840	915	872
Changes in assets and liabilities:
Accounts receivable, net	34	(1,509)	(1,056)
Inventories	(74)	54	(354)
Prepaid expenses and other	803	(245)	(291)
Accounts payable	189	2,169	76
Accrued interest	—	13	—
Accrued and other liabilities	1,746	(35)	873

Total adjustments	16,969	13,842	11,479

Net cash provided by operating activities	26,291	17,220	22,189

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of assets	154	68	4
Increase in other assets	(1,134)	(811)	(866)
Capital expenditures	(10,042)	(10,036)	(5,059)

Net cash used in investing activities	(11,022)	(10,779)	(5,921)

CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners	(3,232)	(1,538)	(5,434)

Net cash used in financing activities	(3,232)	(1,538)	(5,434)

Net increase in cash and cash equivalents	12,037	4,903	10,834
Cash and cash equivalents at beginning of year	35,142	30,239	19,405

Cash and cash equivalents at end of year	$47,179	$35,142	$30,239

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during period for interest	$16,266	$16,253	$16,266

The accompanying notes are an integral part of these consolidated financial statements.

CIRCUS AND ELDORADO JOINT VENTURE

(doing business as Silver Legacy Resort Casino)

Note 1. Summary of Significant Accounting Policies and Basis of Presentation

Principles of Consolidation/Operations

Effective March 1, 1994, Eldorado Limited Liability Company (a Nevada limited liability company owned and controlled by Eldorado Resorts, LLC) (“ELLC”) and Galleon, Inc. (a Nevada corporation owned and controlled by MGM MIRAGE and previously owned and controlled by Mandalay Resort Group (“Mandalay”) (“Galleon” and, collectively with ELLC, the “Partners”), entered into a joint venture agreement to establish Circus and Eldorado Joint Venture (the “Partnership”), a Nevada general partnership. The Partnership owns and operates a casino and hotel located in Reno, Nevada (“Silver Legacy”), which began operations on July 28, 1995. ELLC contributed land to the Partnership with a fair value of $25,000,000 and cash of $26,900,000 for a total equity investment of $51,900,000. Galleon contributed cash to the Partnership of $51,900,000 to comprise their total equity investment. Each partner has a 50% interest in the Partnership.

On April 25, 2005, a wholly owned subsidiary of MGM MIRAGE was merged with and into Mandalay as a result of which Mandalay became a wholly owned subsidiary of MGM MIRAGE. With the consummation of the merger, MGM MIRAGE acquired Mandalay’s ownership of Galleon, Inc.

The consolidated financial statements include the accounts of the Partnership and its wholly owned subsidiary, Silver Legacy Capital Corp. (“Capital”). Capital was established solely for the purpose of serving as a co-issuer of $160,000,000 principal amount of 10 1/8% mortgage notes due 2012 issued by the Partnership and Capital and, as such, Capital does not have any operations, assets, or revenues. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Partnership’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The Partnership recognizes the impact on gaming revenues on an annual basis to reflect an estimate of the change in the value of outstanding chips and tokens that are not expected to be redeemed. This estimate is determined by measuring the difference between the total value of chips and tokens placed in service less the value of chips and tokens in the inventory of chips and tokens under our control. This measurement is performed on an annual basis utilizing methodology in which a consistent formula is applied to estimate the percentage value of chips and tokens not in custody that are not expected to be redeemed. In addition to the formula, certain judgments are made with regard to various denominations and souvenir chips and tokens.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, as well as investments purchased with maturities of three months or less at the date of acquisition.

Accounts Receivable and Credit Risk

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist principally of casino accounts receivable. The Partnership issues markers to approved casino customers following background checks and investigations of creditworthiness. Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Partnership’s receivables to their carrying amount, which approximates fair value. The allowance is estimated based on specific review of customer accounts as well as historical collection experience and current economic and business conditions. Management believes that as of December 31, 2006, no significant concentrations of credit risk existed for which an allowance had not already been recorded.

Inventories

Inventories consist of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily by the average cost method for food and beverage and supplies and the retail inventory or specific identification methods for retail merchandise.

Property and Equipment

Property and equipment and other long-lived assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the asset as follows:

Estimated Service Life
(Years)
Building and other leasehold improvements	15-45
Furniture, fixtures, and equipment	3-15

Costs of major improvements are capitalized, while costs of normal repairs and maintenance are expensed as incurred. Gains or losses on dispositions of property and equipment are included in the determination of operating income.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In accordance with SFAS No. 144, an estimate of undiscounted future cash flows produced by the asset is compared to the carrying value to determine whether an impairment exists. If it is determined that the asset is impaired based on expected future cash flows, a loss, measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset, would be recognized. As of December 31, 2006, no events or changes in circumstances indicated that the carrying values of our long-lived assets may not be recoverable.

Capitalization of Interest

The Partnership’s policy is to capitalize interest on funds disbursed during the active construction and development phases of its facilities and other major projects. When no debt is specifically identified as being incurred in connection with such construction projects, the Partnership capitalizes interest on amounts expended on the project at our weighted average cost of borrowings. The Partnership capitalized interest related to its room renovation project totaling $126,000 for the year ended December 31, 2005. There was no interest capitalized in 2006 or 2004.

Revenue Recognition and Promotional Allowances

In accordance with industry practice, the Partnership recognizes as casino revenue the net win from gaming activities, which is the difference between gaming wins and losses. Hotel, food and beverage, and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer. Gaming revenues are recognized net of certain cash sales incentives. The retail value of food, beverage, rooms and other services furnished to customers on a complimentary basis is included in gross revenues and then deducted as promotional allowances. The retail value of complimentaries included in promotional allowances is as follows (in thousands):

	Years ended December 31,
	2006	2005	2004
Food and beverage	$8,550	$9,026	$8,970
Rooms	3,658	4,224	4,248
Other	1,884	1,872	1,072

	$14,092	$15,122	$14,290

The estimated costs of providing such promotional allowances are included in casino expenses and consist of the following (in thousands):

	Years ended December 31,
	2006	2005	2004
Food and beverage	$5,724	$6,106	$5,926
Rooms	1,023	1,272	1,245
Other	1,513	1,561	1,004

	$8,260	$8,939	$8,175

Advertising

Advertising costs are expensed in the period the advertising initially takes place. Advertising costs included in selling, general and administrative expenses were $6,187,000, $6,054,000 and $5,219,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Federal Income Taxes

The Partnership is not subject to income taxes; therefore, no provision for income taxes has been made, as the Partners include their respective share of the Partnership income in their income tax returns. The Partnership Agreement provides for the Partnership to make distributions to the Partners in an amount equal to the maximum marginal federal income tax rate applicable to any Partner multiplied by the income of the Partnership for the applicable period (see Note 12).

The reported amounts of the Partnership’s assets and liabilities exceeded the net tax basis by $39,764,900 and $38,606,700 at December 31, 2006 and 2005, respectively.

Fair Value of Financial Instruments

Except for the Partnership’s 10 1/8% mortgage notes, management is of the opinion that the fair value of all of its financial instruments are not materially different from their carrying values. The approximate fair value of the Partnership’s 10 1/8% mortgage notes, based on quoted market prices, was approximately $168,000,000 at December 31, 2006. The fair value is not necessarily indicative of the amount the Partnership could realize in a current market exchange.

Other Comprehensive Income

Other comprehensive income consists of revenues, expenses, gains and losses which do not affect net income under accounting principles generally accepted in the United States of America. Other comprehensive income for the Partnership includes an adjustment to the minimum pension liability for the year ended December 31, 2006.

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Statement No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FASB 158”). FASB 158 requires the full recognition, as an asset or liability, of the overfunded or underfunded status of a company-sponsored postretirement benefit plan. Adoption of FASB 158 is required effective for the Partnership’s fiscal year ending December 31, 2007. We are evaluating FASB 158 and have not yet determined the impact its adoption will have on our consolidated financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 108 (“SAB 108”) “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB 108 clarifies how companies should quantify financial statement misstatements. SAB 108 is effective for fiscal years ending on or after November 15, 2006, with earlier adoption encouraged. The adoption of SAB 108 had no impact on our consolidated financial statements.

Note 2. Certain Risks and Uncertainties

A significant portion of the Partnership’s revenues and operating income are generated from patrons who are residents of northern California. A change in general economic conditions or the extent and nature of casino gaming in California, Washington or Oregon could adversely affect the Partnership’s operating results. In March 2000, California voters approved the constitutional amendment which legalized “Nevada-style” gaming on Native American reservations. Many existing Native American gaming facilities in northern California are modest compared to Silver Legacy. However, some Native American tribes have established large-scale gaming facilities in California and several Native American tribes have announced that they are in the process of expanding, developing, or are considering establishing large-scale hotel and gaming facilities in northern California. In particular, a significant Native American casino located approximately 21 miles northeast of Sacramento opened in June 2003. While this casino does not currently have hotel rooms, it presently has approximately 2,700 slot machines and 100 table games which exceeds the number of gaming units at Silver Legacy.

Under their current compacts, most Native American tribes in California may operate up to 2,000 slot machines, and up to two gaming facilities may be operated on any reservation. However, under action taken by the National Indian Gaming Commission, gaming devices similar in appearance to slot machines, but which are deemed to be technological enhancements to bingo style gaming, are not subject to such limits and may be used by tribes without state permission. The number of machines the tribes are allowed to operate may increase as a result of any new or amended compacts the tribes may enter into with the State of California that receive the requisite approvals, such as has been the case with respect to a number of new or amended compacts which have been executed and approved, including the aforementioned Sacramento-area casino which received approval of amendments to its compact in September 2004 allowing for an increase in the number of slot machines at this property to approximately 2,700.

We believe the continued growth of Native American gaming establishments could continue to place additional competitive pressure on our operations. While we cannot predict the extent of any future impact, it could be significant.

Note 3. Accounts Receivable

Accounts receivable, net at December 31, 2006 and 2005 consisted of the following (in thousands):

	2006	2005
Casino receivables	$2,639	$3,123
Hotel receivables	3,871	3,772
Other receivables	276	221

	6,786	7,116
Less: allowance for doubtful accounts	(779)	(1,075)

Accounts receivable, net	$6,007	$6,041

The provision for bad debt expense for the years ended December 31, 2006, 2005 and 2004, was $371,000, $452,000 and $410,000 respectively.

Included in other receivables are $18,000 and $54,100 due from Eldorado Hotel & Casino and $1,000 and $27,200 due from Circus Circus Hotel and Casino-Reno as of December 31, 2006 and 2005, respectively.

Note 4. Property and Equipment

Property and equipment at December 31, 2006 and 2005 consisted of the following (in thousands):

	2006	2005
Land and improvements	$28,405	$28,405
Building and other leasehold improvements	271,229	271,229
Furniture, fixtures, and equipment	90,948	86,947
Construction in progress	32	107

	390,614	386,688
Less: accumulated depreciation	(134,845)	(128,167)

Property and equipment, net	$255,769	$258,521

Substantially all property and equipment of the Partnership collateralize its long-term debt (see Note 7).

Note 5. Other Assets

Other assets, net at December 31, 2006 and 2005 consisted of the following (in thousands):

	2006	2005
China, glassware and silverware	$206	$206
Debt issuance costs, net	3,134	3,794
Intangible asset related to SERP	905	677
Cash surrender value of life insurance policies	4,588	3,448
Other	64	70

	$8,897	$8,195

The initial inventory of china, glassware and silverware has been amortized to 50% of cost with the balance kept as base stock. Additional purchases of china, glassware and silverware are placed into inventory and expensed as used.

The Partnership incurred costs in connection with its issuance of mortgage notes and in connection with its bank credit facility (see Note 7). Debt issuance costs are capitalized when incurred and amortized to interest expense based on the related debt maturities using the straight-line method, which approximates the effective interest method. At December 31, 2006, the unamortized balance related to the Partnership’s bank credit facility was $9,200 and is amortized over the remaining term of the facility through March 31, 2007. Included in other assets at December 31, 2006 was $3,125,000 in costs related to the completed offering of mortgage notes. The amortization of debt issuance costs included in interest expense was $722,000 for each of the years ended December 31, 2006, 2005 and 2004.

The Partnership accounts its Supplemental Executive Retirement Plan (“SERP”) according to SFAS No. 87, “Employers’ Accounting for Pensions” (“SFAS 87”) and SFAS No. 132R, “Employers’ Disclosures about Pension and Other Postretirement Benefits” (see Note 10). Since the accumulated benefit obligation, which is the present value of benefits to be paid based on services provided and existing compensation levels, exceeds the fair value of plan assets, SFAS 87 requires the recognition of a liability (including unfunded accrued pension cost) that is at least equal to the unfunded accumulated benefit obligation. An intangible asset of $905,000 and $677,000 at December 31, 2006 and 2005, respectively, has been established for the difference between such liability and the unfunded accrued pension cost.

Note 6. Accrued and Other Liabilities

Accrued and other liabilities at December 31, 2006 and 2005 consisted of the following (in thousands):

	2006	2005
Accrued payroll and related	$2,470	$2,168
Accrued vacation	1,660	1,708
Accrued group insurance	724	542
Unclaimed chips and tokens	418	452
Accrued taxes	1,325	1,155
Advance room deposits	722	615
Progressive slot liability	1,606	1,142
Other	1,827	1,224

	$10,752	$9,006

Note 7. Long-Term Debt

Long-term debt at December 31, 2006 and 2005 consisted of the following (in thousands):

	2006	2005
10 1/8% Mortgage Notes due 2012 (net of unamortized discounts of $321 and $384)	$159,679	$159,616
Less current portion	—	—

	$159,679	$159,616

Scheduled maturities of long-term debt are as follows at December 31, 2006 (in thousands):

2007	$—
2008	—
2009	—
2010	—
2011	—
Thereafter	159,679

$159,679

On March 5, 2002, the Partnership and Capital (the “Issuers”) issued $160,000,000 principal amount of senior secured mortgage notes due 2012 (“Notes”). Concurrent with issuing the Notes, the Partnership entered into a new senior secured credit facility (the “Credit Facility”) for $40,000,000. The proceeds from the Notes, together with $26,000,000 in borrowings under the Credit Facility, were used to repay $150,200,000 representing all of the indebtedness outstanding under a prior bank credit facility and to fund $30,000,000 of distributions to the Partners. In addition, the remaining proceeds along with operating cash flows were used to pay $6,300,000 in related fees and expenses of the transactions. These fees were capitalized and are included in other assets (see Note 5).

The Notes are senior secured obligations which rank equally with all of the Partnership’s outstanding senior debt and senior to any subordinated debt. The Notes are secured by a security interest in the Issuers’ existing and future assets, which is junior to a security interest in such assets securing the Partnership’s obligations on the Credit Facility and any refinancings of such facility that are permitted pursuant to the terms of the Notes. Each of the Partners executed a pledge of all of its partnership interests in the Partnership to secure the Notes, which is junior to a pledge of such partnership interests to secure the Partnership’s obligations on the Credit Facility and any refinancings of such facility that are permitted pursuant to the terms of the Notes. The Notes mature on March 1, 2012 and bear interest at the rate of 10 1/8% per annum, payable semi-annually in arrears on March 1 and September 1 of each year, commencing on September 1, 2002.

The Credit Facility originally provided for a $20,000,000 senior secured revolving credit facility and a $20,000,000 five-year term loan facility, each of which provided for the payment of interest at floating rates based on LIBOR plus a spread. The commitment under the term loan facility originally provided for periodic reductions with the remaining balance due March 31, 2007.

The Notes and Credit Facility contain various restrictive covenants including the maintenance of certain financial ratios and limitations on additional debt, disposition of property, mergers and similar transactions. On November 4, 2003, the Partnership, U.S. Bank, N.A. and Bank of America, N.A., executed an amendment to the Credit Facility which reduced the revolving facility to $10,000,000 and revised certain covenant ratios with retroactive effect to September 30, 2003. On June 15, 2005, the parties executed a further amendment to the Credit Facility to provide a conditional waiver of the facility’s financial covenants in respect of the quarter ended June 30, 2005, and each subsequent quarter through and including December 31, 2005, provided that no additional credit is extended under the Credit Facility during the quarter for which the waiver is relied upon. In addition, as a condition precedent to any draw on the Credit Facility subsequent to June 15, 2005, the Partnership must be in compliance with the Credit Facility’s financial covenants as to the then most recent fiscal quarter in respect of which the Partnership is required to deliver financial statements pursuant to section 6.1 of the Credit Facility. For further information regarding our financial covenants, see “Senior Secured Credit Facility” in Item 2. On March 2, 2006, the Partnership executed a further amendment to the Credit Facility which extends the previously granted waiver for any defaults under the Credit Facility’s financial covenants to cover the fiscal quarter ended March 31, 2006, and each subsequent fiscal quarter through and including December 31, 2006, provided that no additional credit is extended under the Credit Facility during such quarter. As of such date, the Partnership was in compliance with all of the covenants in the Credit Facility and had the ability to borrow on a revolving basis all of the $10,000,000 available under the Credit Facility. The entire principal amount, if any, then outstanding under the Credit Facility becomes due and payable on March 31, 2007 unless the maturity date is extended with the consent of the lenders. As of December 31, 2006, the Partnership was in compliance with the covenants in the indenture relating to the Notes.

The March 2, 2006 amendment also waived for 2005 the covenant in Section 7.8 of the Credit Facility which then limited capital expenditures to $10,000,000 within a calendar year, which the Partnership exceeded for the year ended December 31, 2005. In addition, the amendment raised the capital expenditure limit to $12,500,000 for future calendar years.

On March 28, 2007, an additional amendment was executed to extend the original maturity date of March 31, 2007 for an additional year to March 31, 2008. This amendment also reduced the minimum ratio of EBITDA to fixed charges to 1.10 to 1.00 and raised the capital expenditure limit to an aggregate of $15,000,000, in any twelve-month period. Furthermore, this amendment revised in its entirety Section 7.16 of the Credit Facility to allow for prepayments of the Notes provided certain conditions precedent are satisfied.

Note 8. Other Long-Term Liabilities

Other long-term liabilities at December 31, 2006 and 2005 consisted of the following (in thousands):

	2006	2005
Accrued SERP liability	$4,168	$3,327
SERP additional minimum liability	1,027	677

	$5,195	$4,004

Note 9. Related Parties

An affiliate of each of our Partners owns and operates a casino attached and adjacent to Silver Legacy. Our Partners may be deemed to be in a conflict of interest position with respect to decisions they make relating to the Partnership as a result of the interests their affiliates have in the Eldorado Hotel & Casino and Circus Circus Hotel & Casino-Reno, respectively.

Silver Legacy has utilized a King Air aircraft owned by King Air Operations LLC, a wholly owned subsidiary of Recreational Enterprises, Inc. (“REI”), for the purpose of providing air service to select customers. During the years ended December 31, 2006, 2005 and 2004, the Partnership paid $38,600, $22,500 and $24,600, respectively, for such services. Although there is no agreement obligating the Partnership to utilize the plane or entitling it to do so, it is anticipated that the Partnership will continue to utilize this service from time to time in the future on terms mutually acceptable to the parties. REI, which owns 55% of ELLC, is owned by various members of the Carano family, including Gary L. Carano, Silver Legacy’s General Manager, Glenn T. Carano, Silver Legacy’s Executive Director of Marketing, and Gene R. Carano, a member of the Partnership’s Executive Committee, each of whom owns an approximately 10.1% beneficial interest in REI, and Donald L. Carano, the father of Gary, Glenn and Gene Carano, who owns an approximately 49.5% interest in REI.

Silver Legacy’s marketing and sales departments have utilized a yacht owned by Sierra Adventure Equipment Leasing, Inc. (“Sierra Leasing”) at a flat rate per trip of $3,000 during 2006 and $2,500 in 2005 and 2004 ($2,000 in 2006 and $1,250 in 2005 and 2004 if the trip was shared with our Partner, ELLC) for various promotional events. The payments made by the Partnership to Sierra Leasing for the use of the yacht totaled $13,300, $15,000 and $15,000 during 2006, 2005 and 2004, respectively. Although there is no agreement obligating the Partnership to utilize the yacht or entitling it to do so, it is anticipated that the Partnership will continue to utilize this service from time to time in the future on terms mutually acceptable to the parties. Sierra Leasing is owned by Donald L. Carano, the father of Gary L. Carano, Silver Legacy’s General Manager, Glenn T. Carano, Silver Legacy’s Executive Director of Marketing, and Gene R. Carano, a member of the Partnership’s executive committee.

Eldorado Resorts LLC owns the skywalk that connects Silver Legacy with the Eldorado Hotel & Casino. The charges from the service provider for the utilities associated with this skywalk are billed to the Partnership together with the charges for the utilities associated with Silver Legacy. Such charges are paid to the service provider by the Partnership, and the Partnership is reimbursed by Eldorado Resorts LLC for the portion of the charges allocable to the utilities provided to the skywalk. The charges for the utilities provided to the skywalk during the years ended December 31, 2006, 2005, and 2004 were $88,500, $80,400 and $75,600, respectively.

Since 1998, the Partnership has purchased from Eldorado Resorts LLC homemade pasta and other products for use in the restaurants at Silver Legacy and it is anticipated that the Partnership will continue to make similar purchases in the future. For purchases of these products during the years ended December 31, 2006, 2005 and 2004, which are billed to the Partnership at cost plus associated labor, the Partnership paid Eldorado Resorts LLC $48,100, $56,700 and $53,100, respectively.

Beginning in October 2005, the Partnership began providing on-site laundry services for Eldorado Resorts LLC related to the cleaning of certain types of linens. Although there is no agreement obligating Eldorado Resorts LLC to utilize this service, it is anticipated that the Partnership will continue to provide these laundry services in the future. The Partnership charges Eldorado Resorts LLC for labor and laundry supplies on a per unit basis which totaled $51,000 and $6,000 during the years ended December 31, 2006 and 2005, respectively. We believe the terms of which the Partnership provided these services were at least as favorable to it as those that would have been obtained in comparable transactions with an unaffiliated third party.

In April 2001, the Partnership began utilizing 235 spaces in the parking garage at Circus Circus Hotel and Casino-Reno. The spaces are utilized to provide parking for employees of Silver Legacy. In consideration for its use of the spaces, the Partnership pays Circus Circus Hotel and Casino-Reno rent in the amount of $5,000 per month. Although there is no agreement obligating the Partnership to continue utilizing the spaces or entitling it to do so, it is anticipated that the Partnership will continue this agreement for the foreseeable future.

Note 10. Employee Retirement Plans

The Partnership instituted a defined contribution 401(k) plan in September 1995 which covers all employees who meet certain age and length of service requirements and allows an employer contribution up to 25 percent of the first six percent of each participating employee’s compensation. Plan participants can elect to defer before tax compensation through payroll deductions. Those deferrals are regulated under Section 401(k) of the Internal Revenue Code. The Partnership’s matching contributions were $251,300, $239,000 and $240,000, respectively, for the years ended December 31, 2006, 2005 and 2004.

Effective January 1, 2002, the Partnership adopted a Supplemental Executive Retirement Plan (“SERP”) for a select group of highly compensated management employees. The SERP provides for a lifetime benefit at age 65, based on a formula which takes into account a participant’s highest annual compensation, years of service, and executive level. The SERP also provides an early retirement benefit at age 55 with at least four years of service, a disability provision, and a lump sum death benefit. The obligation is being funded through life insurance contracts on the participants and related cash surrender value. The Partnership’s periodic pension costs were $868,000, $926,000 and $886,000, respectively, for the years ended December 31, 2006, 2005 and 2004.

The following information summarizes activity in the SERP for the years ended December 31, 2006 and 2005 (in thousands):

	2006	2005
Changes in Projected Benefit Obligation
Projected benefit obligation at beginning of year	$4,618	$4,148
Service cost	372	438
Interest cost	269	261
Actuarial gain/(losses)	707	(218)
Benefits paid	(28)	(11)

Projected benefit obligation at end of year	$5,938	$4,618

Fair Value of Plan Assets(1)	$—	$—

Reconciliation of Funded Status
Funded status	$(5,938)	$(4,618)
Unrecognized actuarial loss	865	159
Unrecognized prior service cost	905	1,132

Accrued net pension cost	$(4,168)	$(3,327)

Amounts Recognized on Consolidated Balance Sheets
Accrued net pension cost	$(4,168)	$(3,327)
Additional minimum liability	(1,027)	(677)
Intangible asset	905	677
Accumulated other comprehensive loss	122	—

Net liability reflected on Consolidated Balance Sheets	$(4,168)	$(3,327)

Weighted Average Assumptions
Discount rate used to determine benefit obligations	5.85%	5.41%
Discount rate used to determine net periodic benefit cost	5.85%	5.41%
Expected long-term return on plan assets	N/A	N/A
Rate of compensation increase	3.50%	3.50%

The components of net periodic pension cost were as follows for the years ended December 31, 2006, 2005 and 2004 (in thousands):

	2006	2005	2004
Components of Net Pension Cost
Current period service cost	$372	$438	$453
Interest cost	269	261	206
Amortization of prior service cost	227	227	227
Recognized net actuarial loss	—	—	—

Net expense	$868	$926	$886

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid over the next ten years:

(in thousands)
2007	$62
2008	79
2009	105
2010	105
2011	291
2012-2016	2,868

(1)	While the SERP is an unfunded plan, the Partnership is informally funding the plan through life insurance contracts on the participants. The life insurance contracts had cash surrender values totaling $4,588,100 and $3,448,000 at December 31, 2006 and 2005, respectively. The life insurance contracts had a face value of $10,950,000 at December 31, 2006 and 2005.

Note 11. Commitments and Contingencies

Letters of Credit

The Credit Facility does not allow for the issuance of letters of credit beyond the revolving portion of the Credit Facility of which none was outstanding as of December 31, 2006.

Operating Leases

The Partnership leases land and equipment under operating leases. Future minimum payments under noncancellable operating leases with initial terms of one year or more consisted of the following at December 31, 2006 (in thousands):

2007	$225
2008	112
2009	57
2010	5
2011	4

$403

Total rental expense under operating leases was $206,000, $148,000 and $244,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

Litigation

The Partnership is party to various litigation arising in the normal course of business. Management is of the opinion that the ultimate resolution of these matters will not have a material effect on the financial position or the results of operations of the Partnership.

Note 12. Partnership Agreement

Under the Partnership’s original partnership agreement, as long as ELLC had the right to select the General Manager of the Silver Legacy, Galleon was entitled annually on a non-cumulative basis, commencing with the eight-month period ending December 31, 1997 and for each subsequent 12-month period, to a priority allocation of the Partnership’s operating income (the “Priority Allocation”) in an amount equal to approximately 11.54% of the average of the “Adjusted Initial Investment” (as defined) for the period. If, after deducting equal shares of interest expense, a Partner’s share of the priority allocation is less than zero, additional operating income is allocated to that Partner to bring their allocation to zero. For purposes of determining the amount of the Priority Allocation for any period, the term “Adjusted Initial Investment” means $290,000,000 (the “Initial Investment”) as adjusted at the end of the year by subtracting (i) the depreciation on the Initial Investment taken in such year in accordance with the depreciation schedule agreed to by the Partners and (ii) the principal payments which would have been made in repayment of the original bank financing utilized for the development, construction and completion of the Silver Legacy.

As a result of the Priority Allocation, each of the Partners received 50% of the operating income through April 30, 1997 and Galleon received 100% of operating income for the remaining eight months ending December 31, 1997 and for the twelve months ending December 31, 1998. The total allocations to the two Partners for the years ended December 31, 2001 and 2000, were $10,560,000 and $11,935,000 to ELLC and $10,560,000 and $9,835,000 to Galleon, respectively. The allocation to ELLC for the year ended December 31, 2000 included $1,050,000 to adjust for an excess allocation in the same amount to Galleon for the year ended December 31, 1999.

Concurrent with the issuance of the Notes on March 5, 2002, the Partnership’s original partnership agreement was amended and restated in its entirety and was further amended in April 2002 (the “New Partnership Agreement”). The New Partnership Agreement provides for, among other items, profits and losses to be allocated to the Partners in proportion to their percentage interests, separate capital accounts to be maintained for each Partner, provisions for management of the Partnership and payment of distributions and bankruptcy and/or dissolution of the Partnership. The April 2002 amendments were principally (i) to provide equal voting rights for ELLC and Galleon with respect to approval of the partnership’s annual business plan and the appointment and compensation of the general manager, and (ii) to give each Partner the right to terminate the general manager.

Total distributions for the year ended December 31, 2006 totaled $3,232,000 and included a distribution of $1,616,000 each to ELLC and Galleon representing fiscal 2006 tax distributions. Total distributions for the year ended December 31, 2005 totaled $1,538,000 and included a distribution of $769,000 each to ELLC and Galleon representing fiscal 2005 tax distributions. Total distributions for the year ended December 31, 2004 totaled $5,434,000 and included: (i) a distribution of $1,805,000 each to ELLC and Galleon representing fiscal 2004 tax distributions, and (ii) a distribution of $912,000 each to ELLC and Galleon representing taxes owed related to our fiscal 1995 and 1996 Internal Revenue Service audits.

Note 13. Subsequent Event

The Partnership had since 1999 utilized 40,000 square feet of space in the City Center Pavilion, which was located across North Virginia Street from Silver Legacy on a special events plaza which was owned by our affiliates and donated to the City of Reno in January 2007. The City Center Pavilion was removed in January 2007 to allow for the construction of a new city-owned ballroom facility, which will be operated and managed by Silver Legacy, Eldorado Resorts LLC and Circus-Circus Hotel and Casino-Reno, on the plaza site. The construction period is estimated to be approximately one year. In conjunction with the construction of the new facility, the Partnership has agreed to fund up to $3.2 million in equipment purchases required for the operation of the ballroom. The equipment purchased by the Partnership will remain its assets unless Silver Legacy is no longer involved in the operation and management of the facility, at which point, the assets will be transferred to the City of Reno.

PRELIMINARY NOTE TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated balance sheet of the Company as of June 30, 2007 and unaudited pro forma consolidated income statements for the period from August 1, 2006 (inception) through December 31, 2006 and for the six months ended June 30, 2007, give effect to the Resorts transaction as if it occurred, for balance sheet purposes, on June 30, 2007 and, for the income statement purposes, on August 1, 2006 (for the consolidated income statement for the period from August 1, 2006 through December 31, 2006) and January 1, 2007 (for the consolidated income statement for the six months ended June 30, 2007). There can be no assurance that the Resorts transaction will be consummated. See “Item 1. Business - The Resorts Transaction.” The unaudited consolidated pro forma financial statements are not necessarily indicative of the results that would have been reported had such transactions actually occurred on the date specified, nor are they indicative of the Company’s future results of operations or financial condition. The unaudited consolidated pro forma financial statements are based on and should be read in conjunction with, and are qualified in their entirety by, the historical financial statements and notes thereto of the Company and the historical financial statements and notes thereto of Resorts (including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” relating thereto) appearing elsewhere in this Registration Statement.

NGA HOLDCO LLC

PROFORMA CONSOLIDATED BALANCE SHEET

	June 30, 2007	Adjustments		Explanation		Proforma June 30, 2007
Assets:
Accrued interest receivable	$1,585,224	$				$1,585,224
Subscription receivable	3,806					3,806
Investments in marketable securities:
Investment in Eldorado Resorts LLC	—		36,465,322	(a	)	36,465,322
Bonds	36,333,322		(36,333,322)	(a	)	—
Preferred Shares	132,000		(132,000)	(a	)	—

Total current assets	38,054,352		—			38,054,352
Due from related party	1,902,268		—			1,902,268

Total Assets	$39,956,620		$—			$39,956,620

Liabilities:
Accounts payable and accrued expenses	$759,370		$—			$759,370
Members’ Equity:
Class A units (1 Unit issued and outstanding)	3,806					3,806
Class B units (9,999 Units issued and outstanding)	36,322,652					36,322,652
Cumulative retained earnings	2,870,792		—	(a	)	2,870,792

Total Members’ equity	39,197,250		—			39,197,250

Total Liabilities & Members’ equity	$39,956,620		$—			$39,956,620

The purpose of this schedule is to show the consolidated balance sheet as if the acquisition of the equity interest in Eldorado Resorts LLC occurred on June 30, 2007.

(a)	To reflect the conversion of the bonds and preferred securities to an equity interest in Eldorado Resorts LLC. The fair value of the assets exchanged (bonds and preferred shares) is expected to be equivalent to the fair value of the equity interest obtained in Eldorado Resorts LLC.

NGA HOLDCO LLC

PROFORMA CONSOLIDATED INCOME STATEMENT

	(As presented)				Proforma
	Six months ended June 30, 2007	Adjustments	Explanation		Six months ended June 30, 2007
Revenue:
Unrealized gain on marketable securities	$142,670	$(142,670)	(a	)	$—
Interest Income	1,902,268	(1,902,268)	(b	)	—
Equity earnings of Eldorado Resorts LLC	—	227,600	(c	)	227,600

Total Revenue	$2,044,938	$(1,817,338)			$227,600

Legal, licensing, and other expenses	607,773	—			607,773

Net income (loss) before income taxes	$1,437,165	$(1,817,338)			$(380,173)

Income tax provision (d)	—	—			—

Net income (loss)	$1,437,165	$(1,817,338)			$(380,173)

The purpose of this schedule is to show the consolidated income statement as if the acquisition of the equity interest in Eldorado Resorts LLC occurred on January 1, 2007.

(a)	To eliminate the unrealized gain on marketable securities.

(b)	To reverse the interest income earned on the Eldorado Shreveport Investments earned during the period.

(c)	To record 17% of Eldorado Resorts LLC’s net income as equity earnings. The amount was determined by multiplying. Eldorado’s net income as of June 30, 2007 by 17% to arrive at NGA’s equity earnings for that period.

(d)	Due to the net loss position, no income tax provision has been provided for earnings of NGA Blocker.

NGA HOLDCO LLC

PROFORMA CONSOLIDATED INCOME STATEMENT

	(As presented)				Proforma
	August 1 (inception) to December 31, 2006	Adjustments	Explanation		August 1 (inception) to December 31, 2006
Revenue:
Unrealized gain on marketable securities	$—	$—			$—
Interest Income	1,585,224	(1,585,224)	(a	)	—
Equity earnings of Eldorado Resorts LLC	—	511,219	(b	)	511,219

Total Revenue	1,585,224	(1,074,005)			511,219

Legal, licensing, and other expenses	151,597	—			151,597

Net income (loss) before income taxes	$1,433,627	$(1,074,005)			$359,622

Income tax provision	—	(127,666)	(c	)	(127,666)

Net Income (loss)	$1,433,627	$(1,201,671)			$231,956

The purpose of this schedule is to show the consolidated income statement as if the acquisition of the equity interest in Eldorado Resorts LLC occurred on August 1, 2006, the date that Newport Global Opportunities Fund first acquired Shreveport bonds.

(a)	To reverse the interest income earned on the Eldorado Shreveport Investments during the period.

(b)	To record 17% of Eldorado Resorts LLC’s net income as equity earnings. Because Eldorado Resorts LLC only prepares consolidated financial statements on a quarterly and annual basis, the Company did not have available consolidated financial information for Eldorado Resorts LLC for the period from August 1, 2006 through December 31, 2006. The amount was determined by subtracting Eldorado Resorts LLC’s net income for the period ended June 30, 2006, ($3,377,000) from Eldorado Resorts LLC’s net income for the year ended December 31, 2006, ($6,978,000) to arrive at Eldorado Resorts LLC net income for the period July 1, 2006 through December 31, 2006. This amount was then multiplied by 5/6 to represent the period from August 1, 2006 (the date that Newport Global Opportunities Fund first acquired Eldorado bonds) to December 31, 2006. This amount was further multiplied by 17.0359% to arrive at NGA’s equity earnings for that period.

(c)	To provide an income tax provision on the pro-forma net income for NGA Blocker which has elected to be taxed as a corporation. Income taxes provided at an effective tax rate of 35%.

Limited Liability and Indemnification

No member of the Company or the Company manager has any liability for the obligations of the Company, except to the extent required by law. To the maximum extent authorized by law, the Company indemnifies any member, Company manager, employee, agent or representative of the Company from any loss, damage, claim or liability incurred by him, her or it as a result of any act or failure to act (other than as a result of fraud, gross negligence or willful misconduct) performed or not performed by such person as a member, Company manager, employee, agent or representative of the Company, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred.

Under Nevada law, the Company may, in connection with any action or proceeding, indemnify any Company manager, member, employee or agent of the Company against expenses and amounts paid in settlement thereof, if the person acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to derivative suits, indemnification may not be made to a person who has been adjudged by a court of competent jurisdiction to be liable to the Company or for amounts paid, unless it is determined by the court that the person is fairly and reasonably entitled to indemnity for the expenses.

Under the Nevada LLC Act, the Company shall indemnify a Company manager, member, employee or agent of the Company against expenses to the extent that the person has been successful on the merits or otherwise in defense of any of the actions, suits or proceedings described above. Also, the Company may purchase and maintain insurance on behalf of a current or prior Company manager, member, employee or agent of the Company for any liability asserted against such person and liability and expenses incurred by him in such capacity.

For further discussion of indemnification provisions under the Company Operating Agreement and the laws of the State of Nevada, see “Item 5 - Indemnification of Directors and Officers” in Part II of this registration statement.

Licensing

If anyone who is serving as a manager of the Company is required to be licensed or found suitable by any gaming authority in order to engage in the management of the Company, that manager must be so licensed or found suitable prior to performing his or her duties as a manager of the Company. In addition, a manager of the Company shall be automatically removed as a manager of the Company without any action of the managers or members of the Company upon the occurrence of any of the following events with respect to such manager:

•	the determination by any applicable gaming authority that the manager is unsuitable to be licensed if that manager is required to be licensed,

•	the determination by any applicable gaming authority that the manager is unsuitable to engage in the management of the Company,

•	the denial, revocation, suspension or voluntary relinquishment of a required gaming approval issued to the manager by any gaming authority, or

•

any action by the manager that results in a written communication from any gaming authority to the Company advising the Company that, or administrative action by any gaming authority determining that, (1) any required gaming approval by such gaming authority with respect to the Company shall be approved only upon terms and conditions that are unacceptable to the Company (as determined by VoteCo as holder of the Company’s Class A Units), or (2) such gaming authority shall revoke or suspend any existing required gaming approval held by the Company.

Member and Company Manager Compensation

No member or manager of the Company is entitled to receive any compensation from the Company for any services rendered to or on behalf of the Company, or otherwise, in his, her or its capacity as a member or manager of the Company. A manager of the Company is entitled to reimbursement from the first available funds of the Company for direct out-of-pocket costs and expenses incurred by the manager on behalf of the Company that directly relate to the business and affairs of the Company.

Dissolution and Termination

The Company will be dissolved upon the happening of any of the following events:

•	upon the sale or other disposition of all or substantially all of the Company’s assets and receipt of all consideration therefor,

•	upon a judicial determination that an event has occurred that makes it unlawful, impossible or impracticable for the Company to carry on the business, or

•	upon the determination of VoteCo as the holder of Class A Units that the Company be dissolved.

Following such an event or the determination by a court of competent jurisdiction that the Company has dissolved prior to the occurrence of such an event, the property of the Company, or the proceeds from the sale thereof, will be applied and distributed first to the payment and discharge of all of the Company’s debts and other liabilities to creditors (including members that are creditors), second to establishing any reserves that the managers of the Company determine, in their sole and absolute discretion, are necessary for any contingent, conditional or unmatured liabilities or obligations of the Company, and third to the members of the Company in proportion to their respective percentage interests in the Company.

Restrictions on Business Combinations and Corporate Control

Restrictions Imposed by Nevada Gaming Authorities on Membership Units Owned by VoteCo and InvestCo

If the Nevada Commission approves the various applications that have been filed in connection with the proposed Resorts transaction and issues an Order of Registration to the Company, the Order of Registration will most likely (i) prohibit VoteCo, InvestCo or their respective affiliates from selling, assigning, transferring, pledging or otherwise disposing of Class A Units or Class B Units of the Company or any other security convertible into or exchangeable for the Company’s Class A Units or Class B Units, without the prior approval of the Nevada Commission, and (ii) prohibit the Company from declaring cash dividends or distributions on any class of its membership unit beneficially owned in whole or in part of InvestCo, VoteCo, or their respective affiliates, without the prior approval of the Nevada Commission.

Part III

ITEM 1.	INDEX TO EXHIBITS.

EXHIBIT NUMBER

2.1	Subscription Agreement for Class A Unit dated May 31, 2007*

2.2	Subscription Agreement for Class B Units dated May 31, 2007*

3.1	Articles of Organization of NGA HoldCo LLC, dated as of January 4, 2007*

3.2	Amended and Restated Operating Agreement of NGA HoldCo LLC

4.1	Form of Amended and Restated Operating Agreement of Eldorado Resorts, LLC*

10.1	Amended and Restated Purchase Agreement dated as of July 20, 2007 by and among Eldorado Resorts LLC, AcquisitionCo LLC and Donald L. Carano

10.2	Form of Put-Call Agreement*

10.3	Form of Registration Rights Agreement*

10.4	Operating Agreement of Eldorado Resorts LLC dated as of June 28, 1996 by and among Recreational Enterprises Inc., Hotel-Casino Management, Inc., Hotel Casino Realty Investments, Inc., Donald L. Carano and Ludwig J. Corrao. (Incorporated by reference to Exhibit 3.3 to Resorts’ and Eldorado Capital Corp’s Form S-4 Registration Statement - SEC File No. 333-11811)

10.5	Indenture dated April 20, 2004, between Eldorado Resorts LLC, Eldorado Capital Corp. and U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 4.1 to the Resorts’ Form 10-Q for the quarterly period ended March 31, 2004 SEC - File No. 333-11811)

10.6	Environmental Indemnity, entered into as of March 5, 2002 (Incorporated by reference to Exhibit 10.10.6 to Resorts’ Form 10-K for the year ended December 31, 2001 – SEC File No. 333-11811)

10.7	Indenture dated April 20, 2004, between Eldorado Resorts LLC, Eldorado Capital Corp. and U.S. Bank National Association, as trustee. (Incorporated by reference to Exhibit 4.1 to the Resorts’ Form 10-Q for the quarterly period ended March 31, 2004 - SEC File No. 333-11811)

10.8	Loan and Aircraft Security Agreement dated as of December 30, 2005 among Eldorado Resorts LLC and Banc of America Leasing & Capital*

10.9	Third Amended and Restated Loan Agreement dated as of February 28, 2006 among Eldorado Resorts LLC and Bank of America, N.A. (formerly Bank of America National Trust and Savings Association), as Issuing Bank and Administrative Agent.*

10.10	Amended and Restated Agreement of Joint Venture of Circus and Eldorado Joint Venture by and between Eldorado Limited Liability Company and Galleon, Inc. (Incorporated by reference to Exhibit 3.3 to the Form S-4 Registration Statement of Circus and Eldorado Joint Venture and Silver Legacy Capital Corp. – SEC File No. 333-87202)

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10.11	Management Agreement dated as of June 28, 1996 by and between Eldorado Resorts LLC, Recreational Enterprises, Inc. and Hotel-Casino Management, Inc. (Incorporated by reference to Exhibit 10.3 to the Resorts’ and Eldorado Capital Corp’s Form S-4 Registration Statement - SEC File No. 333-11811)

10.12	Lease dated July 21, 1972 by and between C. S. & Y. Associates and Eldorado Hotel Associates. (Incorporated by reference to Exhibit 10.6.1 to the Resorts’ and Eldorado Capital Corp’s Form S-4 Registration Statement - SEC File No. 333-11811)

10.13	Addendum to Lease dated March 20, 1973 by and between C. S. & Y. Associates and Eldorado Hotel Associates. (Incorporated by reference to Exhibit 10.6.2 to Resorts’ and Eldorado Capital Corp.’s Form S-4 Registration Statement - SEC File No. 333-11811)

10.14	Amendment to Lease dated January 1, 1978 by and between C. S. & Y. Associates and Eldorado Hotel Associates. (Incorporated by reference to Exhibit 10.6.3 to Resorts’ and Eldorado Capital Corp’s Form S-4 Registration Statement - SEC File No. 333-11811)

10.15	Amendment to Lease dated January 31, 1985 by and between C. S. & Y. Associates and Eldorado Hotel Associates. (Incorporated by reference to Exhibit 10.6.4 to Resorts’ and Eldorado Capital Corp’s Form S-4 Registration Statement - SEC File No. 333-11811)

10.16	Third Amendment to Lease dated December 24, 1987 by and between C. S. & Y. Associates and Eldorado Hotel Associates. (Incorporated by reference to Exhibit 10.6.5 to Resorts’ and Eldorado Capital Corp’s Form S-4 Registration Statement - SEC File No. 333-11811)

10.17	Second Amended and Restated Credit Agreement, dated as of March 5, 2002, among Circus and Eldorado Joint Venture, the banks referred to therein and Bank of America, N.A., as administrative agent. (Incorporated by reference to Exhibit 10.9.2 to Resorts’ Form 10-K for the year ended December 31, 2001 - SEC File No. 333-11811)

10.18	Guaranty dated as of March 5, 2002, made by Silver Legacy Capital Corp., in favor of Bank of America, N.A., as administrative agent. (Incorporated by reference to Exhibit 10.9.3 to Resorts’ Form 10-K for the year ended December 31, 2001 SEC File No. 333-11811 )

10.19	Second Amended and Restated Security Agreement, dated as of March 5, 2002, by and between Circus and Eldorado Joint Venture and Bank of America, N.A., as administrative agent. (Incorporated by reference to Exhibit 10.9.4 to the Resorts’ Form 10-K for the year ended December 31, 2001 - SEC File No. 333-11811)

10.20	Guarantor Security Agreement, dated as of March 5, 2002, by and between Silver Legacy Capital Corp. and Bank of America, N.A., as administrative agent. (Incorporated by reference to Exhibit 10.9.5 to Resorts’ Form 10-K for the year ended December 31, 2001 - SEC File No. 333-11811)

10.21	Second Amended and Restated Deed of Trust, dated as of February 26, 2002, but effective March 5, 2002, by and among Circus and Eldorado Joint Venture and Bank of America, N.A., as administrative agent. (Incorporated by reference to Exhibit 10.9.6 to Resorts’ Form 10-K for the year ended December 31, 2001 - SEC File No. 333-11811)

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10.22	Second Amended and Restated Assignment of Rent and Revenues entered into as of February 26, 2002, but effective as of March 5, 2002, by and between Circus and Eldorado Joint Venture and Bank of America, N.A., as administrative agent. (Incorporated by reference to Exhibit 10.9.7 to the Resorts’ Form 10-K for the year ended December 31, 2001 - SEC File No. 333-11811 )

10.23	Second Amended and Restated Collateral Account Agreement, dated March 5, 2002, by and between Circus and Eldorado Joint Venture and Bank of America, N.A., as administrative agent. (Incorporated by reference to Exhibit 10.9.8 to the Resorts’ Form 10-K for the year ended December 31, 2001 - SEC File No. 333-11811)

10.24	Intercreditor Agreement, dated as of March 5, 2002, by and among Bank of America, N.A., as administrative agent, The Bank of New York, as trustee, Circus and Eldorado Joint Venture and Silver Legacy Capital Corp. (Incorporated by reference to Exhibit 10.9.9 to the Resorts’ Form 10-K for the year ended December 31, 2001 - SEC File No. 333-11811)

10.25	Indenture, dated as of March 5, 2002, among Circus and Eldorado Joint Venture, Silver Legacy Capital Corp., and The Bank of New York, as trustee. (Incorporated by reference to Exhibit 10.10.1 to the Resorts’ Form 10-K for the year ended December 31, 2001 - SEC File No. 333-11811)

10.26	Deed of Trust, dated as of February 26, 2002, by Circus and Eldorado Joint Venture, to First American Title Company of Nevada for the benefit of the Bank of New York. (Incorporated by reference to Exhibit 10.10.2 to the Resorts’ Form 10-K for the year ended December 31, 2001 - SEC File No. 333-11811)

10.27	Security Agreement, dated as of March 5, 2002, by and between Circus and Eldorado Joint Venture and Silver Legacy Corp. for the benefit of The Bank of New York, as trustee. (Incorporated by reference to Exhibit 10.10.3 to the Resorts’ Form 10-K for the year ended December 31, 2001 - SEC File No. 333-11811)

10.28	Assignment of Rent and Revenues entered into as of February 26, 2002, by and between Circus and Eldorado Joint Venture and The Bank of New York, as trustee. (Incorporated by reference to Exhibit 10.10.4 to the Resorts’ Form 10-K for the year ended December 31, 2001 - SEC File No. 333-11811)

10.29	Collateral Account Agreement, dated as of March 5, 2002, by and among Circus and Eldorado Joint Venture, Silver Legacy Capital Corp., and The Bank of New York, as trustee. (Incorporated by reference to Exhibit 10.10.5 to the Resorts’ Form 10-K for the year ended December 31, 2001 - SEC File No. 333-11811)

10.30	Amendment No. 1 to Second Amended and Restated Credit Agreement dated November 4, 2003 between Circus and Eldorado Joint Venture and Bank of America, N.A. (Incorporated by reference to Exhibit 10.1 to Circus and Eldorado Joint Venture’s Quarterly Report on Form 10-Q for the period ended September 30, 2003–Commission File No. 333-87202)

10.31	Modification of Second Amended and Restated Construction Deed of Trust, Fixture Filing and Security Agreement with Assignment of Rights dated November 3, 2003 between Circus and Eldorado Joint Venture and Bank of America, N.A. (Incorporated by reference to Exhibit 10.2 to Circus and Eldorado Joint Venture’s Quarterly Report on Form 10-Q for the period ended September 30, 2003–Commission File No. 333-87202)

10.32	Amendment No. 2 to Second Amended and Restated Credit Agreement dated June 15, 2005 between Circus and Eldorado Joint Venture and Bank of America, N.A. (Incorporated by reference to Exhibit 10 to Circus and Eldorado Joint Venture’s Current Report on Form 8-K filed June 20, 2005–Commission File No. 333-87202)

10.33	Amendment No. 3 to Second Amended and Restated Credit Agreement dated March 2, 2006 between Circus and Eldorado Joint Venture and Bank of America, N.A. (Incorporated by reference to Exhibit 10 to Circus and Eldorado Joint Venture’s Current Report on Form 8-K filed March 8, 2006–Commission File No. 333-87202)

10.34	UCC Financing Statement Amendments (Incorporated by reference to Exhibit 4.15 to Circus and Eldorado Joint Venture’s Annual Report on Form 10-K for the year ended December 31, 2006–Commission File No. 333-87202)

10.35	Amendment No. 4 to Second Amended and Restated Credit Agreement as of March 28, 2007 between Circus and Eldorado Joint Venture and Bank of America, N.A. (Incorporated by reference to Exhibit 10.11 to Circus and Eldorado Joint Venture’s Annual Report on Form 10-K for the year ended December 31, 2006–Commission File No. 333-87202)

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10.36	Modification of Second Amended and Restated Assignment of Rents and Revenues between Circus and Eldorado Joint Venture and Bank of America, N.A. (Incorporated by reference to Exhibit 10.12 to Circus and Eldorado Joint Venture’s Annual Report on Form 10-K for the year ended December 31, 2006–Commission File No. 333-87202)

10.37	Second Modification of Second Amended and Restated Construction Deed of Trust between Circus and Eldorado Joint Venture and Bank of America, N.A. (Incorporated by reference to Exhibit 10.13 to Circus and Eldorado Joint Venture’s Annual Report on Form 10-K for the year ended December 31, 2006–Commission File No. 333-87202)

10.38	Supplemental Indenture, dated August 11, 2005, by and among Eldorado Resorts LLC, Eldorado Capital Corp. and U.S. Bank National Association.*

10.39	Second Supplemental Indenture, dated November 21, 2006, by and among Eldorado Resorts LLC, Eldorado Capital Corp. and U.S. Bank National Association.*

10.40	Fifth Amended and Restated Partnership Agreement of Eldorado Casino Shreveport Joint Venture, dated as of July 22, 2005.*

10.41	Management Agreement, dated as of July 22, 2005, by and between Eldorado Casino Shreveport Joint Venture and Eldorado Resorts, LLC.*

10.42	Amended and Restated Indenture, dated as of July 21, 2005, by and among Eldorado Casino Shreveport Joint Venture, Shreveport Capital Corporation, HCS I, Inc., HCS II, Inc. and U.S. Bank National Association.*

10.43	Amended and Restated Security Agreement, dated as of July 21, 2005, by Eldorado Casino Shreveport Joint Venture to U.S. Bank National Association.*

10.44	Amended and Restated Security Agreement, dated as of July 21, 2005, by Shreveport Capital Corporation to U.S. Bank National Association.*

10.45	Amended and Restated Mortgage, Leasehold Mortgage, and Assignment of Rents and Leases, dated as of July 21, 2005, by the Company.*

10.46	First Amendment to and Restatement of First Preferred Ship Mortgage, dated as of July 21, 2005, by Eldorado Casino Shreveport Joint Venture in favor of U.S. Bank National Association (amending 1999 ship mortgage).*

10.47	First Amendment to and Restatement of First Preferred Ship Mortgage, dated as of July 21, 2005, by Eldorado Casino Shreveport Joint Venture in favor of U.S. Bank National Association (amending 2001 ship mortgage).*

10.48	Membership Interest Pledge Agreement, dated as of July 22, 2005, by Eldorado Resorts, LLC in favor of U.S. Bank National Association.*

10.49	Partnership Interest Pledge Agreement, dated as of July 22, 2005, by Eldorado Shreveport #1, LLC in favor of U.S. Bank National Association.*

10.50	Partnership Interest Pledge Agreement, dated as of July 22, 2005, by Eldorado Shreveport #2, LLC in favor of U.S. Bank National Association.*

10.51	Reaffirmation of Partnership Undertakings, dated as of July 22, 2005, by Eldorado Shreveport #1, LLC, Eldorado Shreveport #2, LLC and Shreveport Gaming Holdings, Inc., a Delaware corporation, in favor of U.S. Bank National Association.*

10.52	Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing dated February 28, 2006 by Eldorado Resorts LLC in favor of First American Title Company of Nevada, as trustee for the benefit of Bank of America, N.A.*

10.53	Third Amended and Restated Security Agreement dated February 28, 2006 by Eldorado Resorts LLC in favor of Bank of America, N.A., as Administrative Agent*

10.54	Second Amended and Restated Security Agreement dated February 28, 2006 by Eldorado Capital Corp. in favor of Bank of America, N.A. as Administrative Agent*

10.55	Third Amended and Restated Deed of Trust, Assignment of Rents, Security Agreement and Fixture Filing dated February 28, 2006 by Eldorado Resorts LLC and C.S.&Y. Associates in favor of First American Title Company of Nevada as trustee for the benefit of Bank of America, N.A., as Administrative Agent*

10.56	Second Amended and Restated Assignment of Rents and Revenues dated February 28, 2006 by Eldorado Resorts LLC in favor of Bank of America, N.A., as Administrative Agent*

10.57	Second Amended and Restated Assignment of Subleases and Rents dated February 28, 2006 by Eldorado Resorts LLC in favor of Bank of America, N.A., as Administrative Agent*

10.58	Second Amended and Restated Assignment of Equipment Leases dated February 28, 2006 by Eldorado Resorts LLC in favor of Bank of America, N.A., as Administrative Agent*

10.59	Second Amended and Restated Guaranty dated February 28, 2006 by Eldorado Capital Corp. in favor of Bank of America, N.A., as Administrative Agent*

21.1	Subsidiaries of NGA HoldCo LLC*

*	This exhibit has been previously filed with this registration statement.

ITEM 2.	DESCRIPTION OF EXHIBITS.

See Item 1 of this Part III.

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SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NGA HOLDCO, LLC

Date: August 31, 2007	By:	/s/ Thomas R. Reeg
	Name:	Thomas R. Reeg
	Title:	Operating Manager

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